CONFIDENTIAL TREATMENT REQUESTED

Confidential draft no. 3 submitted to the Securities and Exchange Commission on December 24, 2014

This draft registration statement has not been filed publicly with the Securities and Exchange Commission,

and all information contained herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM F-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

LINE Kabushiki Kaisha

(Exact name of Registrant as specified in its charter)

LINE Corporation

(Translation of Registrant’s name into English)

Japan	7370	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Shibuya Hikarie, 27th Floor

21-1 Shibuya 2-chome

Shibuya-ku, Tokyo 150-8510, Japan

+81-3-5155-1008

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

LINE Euro-Americas Corporation

5750 Wilshire Boulevard #640

Los Angeles, CA 90036

+1-323-591-0380

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jinduk Han, Esq. Cleary Gottlieb Steen & Hamilton (Hong Kong) 37th Floor, Hysan Place 500 Hennessy Road Causeway Bay, Hong Kong +852-2521-4122	Alan L. Beller, Esq. Craig B. Brod, Esq. Jeffrey D. Karpf, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 +1-212-225-2000	Alan Cannon, Esq. David Sneider, Esq. Simpson Thacher & Bartlett LLP Ark Hills Sengokuyama Mori Tower, 41st Floor 9-10, Roppongi 1-chome Minato-ku, Tokyo 106-0032 Japan +81-3-5562-6200	Youngjin Sohn, Esq. Simpson Thacher & Bartlett LLP 25th Floor, West Tower Mirae Asset Center 1 Building 26 Eulji-ro 5-gil Jung-gu, Seoul 100-210, Korea +82-2-6030-3800

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price (3)	Amount of registration fee
Common stock, no par value (1)(2)	US$	US$

(1)	Includes (i) shares of our common stock that the underwriters have the option to purchase to cover over-allotments, if any, and (ii) all shares of our common stock represented by American depositary shares initially offered or sold outside the United States that are thereafter sold or resold in the United States. Offers or sales of American depositary shares outside the United States are being made pursuant to Regulation S under the Securities Act of 1933, as amended, and are not covered by this registration statement.
(2)	American depositary shares issuable upon deposit of shares of our common stock registered hereby will be registered under a separate registration statement on Form F-6. Each American depositary share will represent all or a specified portion of a share of our common stock.
(3)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell and it is not soliciting an offer to purchase these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED             , 2015

PROSPECTUS

LINE Corporation

— Shares of Common Stock

in the form of Shares or American Depositary Shares

In our initial public offering, we are offering — shares of our common stock, and NAVER Corporation, our parent currently holding 100% of the outstanding shares of our common stock, as the sole selling shareholder, is offering — shares of our common stock, in the form of shares or American depositary shares (“ADSs”) in the United States and elsewhere outside Japan. We refer to this offering as the international offering in this prospectus. Each ADS represents — shares of our common stock. We expect that the initial public offering price of the shares will be between ¥— and ¥— per share and that the initial public offering price of the ADSs will be between $— and $— per ADS.

Concurrently with the international offering, we are offering — shares of our common stock, and the selling shareholder is offering — shares of our common stock, in Japan. We refer to this offering as the Japanese offering in this prospectus. These offerings are collectively referred to in this prospectus as the global offering. Of the total shares of our common stock in the global offering, we are offering — newly issued shares, and the selling shareholder is offering — of our existing shares. We will not receive any proceeds from the sale of shares by the selling shareholder. We have granted the underwriters for the international offering the option to purchase up to an additional — shares of our common stock, in the form of shares or ADSs, and the underwriters for the Japanese offering the option to purchase up to an additional — shares of our common stock, in each case solely to cover over-allotments.

Prior to the global offering, there has been no public market for shares of our common stock or ADSs. We have applied for listing and trading of shares of our common stock on the Tokyo Stock Exchange. We will also apply for listing of our ADSs on the New York Stock Exchange or the NASDAQ Global Market under the symbol “—.”

Investing in our shares or ADSs involves risks which are described in “Risk Factors” beginning on page 18 of this prospectus.

	Per ADS	Total	Per Share	Total
Public offering price	$	$	¥	¥
Underwriting discounts and commissions	$	$	¥	¥
Proceeds, before expenses, to us	$	$	¥	¥
Proceeds, before expenses, to the selling shareholder	$	$	¥	¥

The figures in the U.S. dollar “Total” column above assume that all shares in the global offering are sold in the form of ADSs, while those in the Japanese yen “Total” column assume that no shares in the global offering are sold in the form of ADSs.

We are an “emerging growth company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission or any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver shares of our common stock to purchasers in Tokyo through the central clearing system in Japan, known as the Japan Securities Depository Center, Inc. (“JASDEC”), on or around —, 2015, Tokyo time. The underwriters expect to deliver the ADSs to purchasers in New York through the facilities of The Depository Trust Company on or around —, 2015, New York time.

The date of this prospectus is             , 2015

Monica
Calling...
End
LOVE
Global
Messenger
Closer
World
LINE

You should rely only on the information contained in this prospectus or in any related free writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or in any related free writing prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock and ADSs only in jurisdictions where such offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock or ADSs.

Until             , 2015 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

Our Mission and Vision

Our mission is to bring people closer through more communication and shared experiences.

Our vision is to become the mobile gateway for communication, content and commerce.

Overview

We are a leading global platform for mobile messaging services and content distribution. Our mobile messaging application, which operates on all major mobile operating systems, enables our users to communicate through free instant messaging and voice and video calls. Our platform also provides access to a wide range of social and interactive content that satisfies our users’ everyday needs for access to information, mobile games and much more. Through the integration of this content with our messaging application, our users share their interests and have fun with their friends, which we believe ultimately deepens their relationships and enriches the user experience.

Since the introduction of our mobile messaging application in Japan in June 2011, LINE has grown into a global platform that provides a wide range of content and services and has users in more than 230 countries. Our active user base has grown rapidly, reaching 166 million MAUs as of June 30, 2014, with approximately half of such active users located outside our three largest markets of Japan, Taiwan and Thailand. According to App Annie Limited (“App Annie”), LINE was the fourth largest application publisher globally for the six-month period ended June 30, 2014 based on the number of Social/Communication downloads from Apple App Store and Google Play combined. We believe the scale and growth of our global user base provide us with powerful network effects, whereby LINE becomes more valuable to users, driving further user growth and attracting more advertisers and platform partners.

At the heart of our platform is the LINE mobile messaging application, which enables users to communicate with family, friends and other people they care about.

•	We address people’s basic communication needs. We focus on serving users’ basic communication needs by supplying easy-to-use tools, including chat, voice call and video call, with reliable and secure connectivity wherever they are. In June 2014, our users exchanged an average of 11.2 billion messages per day, and our average DAUs in June 2014 represented approximately —% of our MAUs as of June 30, 2014. Our high user engagement is driven by such communication being an indispensable part of people’s daily lives.

•	We enable closed and real relationship-based communication. We believe that the most rewarding and lasting forms of expression are those involving private, two-way exchanges between people with real relationships, which enhance intimacy and security. Our users can connect with other users they know directly on LINE or by importing their mobile contact list. We believe that closer, intimate relationships are integral to the broader social web of activity, representing a more meaningful and influential subset of social networks.

•	We make communication more enriching and expressive. We are a pioneer in the creation and design of Stickers, our larger and more expressive version of emoticons. Users can express their emotions or actions by sending a single Sticker instead of a thread of plain text. We believe that Stickers have made communication both more convenient and more enriching. Our users in aggregate sent an average of 350 million Stickers per day in June 2014.

LINE has evolved into an extensive platform that offers a wide range of entertainment and information content, such as mobile games, digital comic books and camera applications. We launched the LINE Mall service, an online marketplace where our users can shop for goods and services from qualified merchants as well as other users, in Japan in December 2013 and in Thailand in July 2014.

•	Gateway. Our mobile messaging application serves as a gateway to access a variety of applications and other content. With an increasing amount of activity on the Internet being conducted through mobile applications, we believe that LINE provides a speedy, versatile and user-friendly platform for the discovery of content in the mobile era.

•	Share the fun. The social and interactive features of our products allow our users to share their experiences with their friends connected through the LINE messaging application, which we believe ultimately makes the user experience even more fun and engaging. For example, users can compare scores and rankings with their connected users on their favorite games and send their friends in-game purchased virtual items. Users can also interact with both connected and unconnected users through LINE Play, our virtual avatar community.

Supported by our large user base and high level of user engagement, LINE provides targeted and interactive marketing solutions that enable advertisers to promote their brands and amplify their visibility and reach. The key feature of our LINE advertising products is that we only permit advertisers to engage with those users who have voluntarily initiated such engagement, which minimizes disruption of the user experience. In addition to our LINE advertising products, we offer advertising products and services on livedoor and NAVER Matome (“Matome”), the web portals that we operate.

Our Monetization Model

We generate revenues in a variety of ways and from various participants active on the LINE platform. Our revenues are primarily generated from games, Stickers and advertising services on the LINE platform as well as from our web portals. In 2013, we generated revenues of ¥40,355 million and loss for the year of ¥6,246 million. In the first six months of 2014, we generated revenues of ¥36,538 million and profit for the period of ¥1,215 million.

Our User Base

We have experienced significant growth in our user base.

Our Value Proposition for Our Users

Communicate with people you know in real life.  We provide free mobile communication tools that allow our users to connect with their friends, family and others that they care about in a private and intimate way.

Choose the way you communicate.  Our users can send instant messages to, or chat with, a friend while watching TV, call their colleagues while traveling on business, or enjoy video calls with their family members who are residing overseas. Timeline provides users with open access to, and the ability to share, a broad range of content with other users and our low-cost LINE Premium Call VoIP service allows users to place calls to mobile and fixed phone lines.

Know that you have been heard.  Our messaging tool provides the sender with confirmation whether their message has been read, and recipients are notified and reminded of unread messages specifically directed to them.

Be creative and expressive.  We continue to be a pioneer and leader in the creation and design of Stickers. Users are able to colorfully express their emotions in the form of a single Sticker, which depicts LINE developed characters or third-party characters or celebrities. Users can also design and distribute their own Stickers through our Creators Market.

Discover attractive content.  Our platform introduces users to a host of highly appealing content. Our games have exceeded a combined 372 million downloads as of June 30, 2014, with nine games having exceeded

10 million downloads each. The LINE characters we have created, such as Brown the Bear and Cony the Rabbit, are widely recognized within Japan and are receiving increasing recognition in other regions of the world.

Share the fun.  Users on our platform can share mobile games and other applications that they enjoy with their friends. Our users can see how their scores compare against their friends’ scores on their favorite games, watch how their friends and other users build their personalized avatar communities, and send each other pictures taken and decorated with Stickers on our LINE Camera application.

Enjoy one-stop access.  Users are able to satisfy much of their mobile needs through our integrated platform, which provides seamless access and navigation across a wide range of applications and services that we provide. We believe that utilization of the LINE messaging application as a gateway application to our other applications and services serves as an easy and convenient one-stop navigation path for mobile users.

Our Value Proposition for Our Advertisers

Large user base and high level of engagement.  Our platform provides a powerful medium through which advertisers can reach our large user base, amplifying their visibility. By integrating our advertising products with our messaging application, we allow advertisers to benefit from the high level of user engagement driven by communication, which has become indispensable to people’s daily lives.

Impactful and targeted reach.  Advertisers are only allowed to contact users who have initially added them as a friend. We believe that this not only enhances the user experience, but also allows the advertiser to direct their efforts in a more targeted and efficient manner and therefore increases the probability of reaching a receptive and engaged audience.

Business solutions.  The LINE platform provides business partners with solutions beyond simply an advertising medium. We launched Business Connect in July 2014, which provides our business partners with sales platforms, marketing tools and customized customer relationship management solutions.

Our Value Proposition for Our Platform Partners

Real relationship-based social distribution.  Content providers on our platform are not only able to utilize our social distribution platform, but also benefit from our real relationship-based user base to maximize their distribution efforts. We believe that real relationship-based sharing enhances the legitimacy of user recommendations and amplifies the benefits of network effects.

Direct sales platform.  Our platform functions as a direct publishing platform for various content, including games, music and online comic books, which has contributed to LINE becoming a leading game publisher, as well as non-games content publisher, on Apple App Store and Google Play.

Proven distribution channel of scale.  We provide content providers with access to our large and highly engaged global user base and the benefits of our continued global expansion.

Our Market Opportunity

Mobile Messaging and Social Networking Opportunity

Mobile messaging and social networking are some of the most frequent activities of mobile Internet users as they have emerged as a new means of connecting people online. In 2013, according to App Annie, mobile messaging applications constituted six of the top ten applications excluding games based on downloads from Apple App Store and Google Play combined; three of the remaining four were social networking applications.

Content Market Opportunity

We believe that people are increasingly using mobile content to enrich their interpersonal relationships and social experiences. Consumer spending on paid content on mobile devices globally is projected to increase from $24.4 billion in 2013 to $69.2 billion in 2018, according to International Data Corporation (“IDC”).

(1)	Includes audio, video, online games, e-books and downloaded applications or software and others.

Source: IDC

Advertising Market Opportunity

Mobile messaging and social networking platforms enable advertisers to execute highly targeted marketing initiatives, and therefore are well-positioned to capture a greater share of advertising spending. The global mobile advertising market is projected to increase from $15.7 billion in 2013 to $75.7 billion in 2018, according to IDC.

Source: IDC

Our Strategies

The key elements of our strategy to grow our business include the following:

Expand Our Global User Base

We continue to see opportunities for growth in our leading markets of Japan, Taiwan and Thailand as we enhance our products and services. Approximately half of our 166 million MAUs as of June 30, 2014, access LINE from outside Japan, Taiwan and Thailand, and we continue to strive to enhance our position in additional markets, including China, India, Indonesia and the United States. We intend to grow users globally by localizing our popular products, such as Stickers and in-app games, to appeal to local preferences and tastes, and through targeted marketing.

Enhance User Engagement

We believe that the social and interactive features of our products are integral to achieving high levels of user engagement, and therefore continue to develop products designed to further the social experience.

Expand and Improve Our Platform

We will broaden the spectrum of products and services offered on our platform. For our platform partners, we intend to continue to invest in the application programming interfaces necessary to make such content easier to use and more accessible by users. We also intend to attract additional business partners by introducing new and more comprehensive business solutions that help them to better reach and communicate with users.

Increase Monetization Opportunities

We constantly explore and pursue new monetization opportunities. Our approach to monetization typically involves focusing on increasing our user base and user engagement during the initial stages of product launch, and being selective in choosing the appropriate time and method for monetization.

Pursue Strategic Investment and Acquisition Opportunities

We review opportunities through which we may complement our existing businesses and capabilities, and intend to pursue strategic investment and acquisition opportunities on a selective basis where we believe such opportunities may lead to further development of the LINE platform.

Summary Risk Factors

Our business is subject to numerous risks described in the section entitled “Risk Factors” and elsewhere in this prospectus. You should carefully consider these risks before making an investment. Some of these risks include:

•	If we fail to retain existing users or add new users, or if our users decrease their level of engagement with LINE, our revenue, financial results and business may be significantly harmed;

•	We may not be successful in our efforts to monetize our products and services;

•	Our business operates in an industry that is highly competitive, and competition presents an ongoing threat to the success of our business;

•	We may not be successful if we are not able to develop innovative products and services in a timely and cost-effective manner that address rapidly evolving user preferences, and any new products and services we develop may expose us to new risks;

•	Japan is our largest market in terms of revenue, and our current business and future growth could be materially and adversely affected if we experience a decline in users or user engagement in Japan;

•	We generate a substantial portion of our revenues from a small number of our mobile games and rely on third-party game developers. We must continue to offer games that attract and retain a significant number of users, or otherwise our business, financial condition and results of operations could be negatively affected;

•	We generate a substantial portion of our revenues from our sale of Stickers, which is a new and rapidly evolving market, and if the popularity of Stickers declines from its current level in Japan or is not widely replicated in other markets, our business and future growth could be negatively affected;

•	The loss of our advertisers, or reduction in spending by our advertisers, could negatively affect our business;

•	We plan to continue expanding our global operations into markets in which we have limited operating experience and, as a result, may become subject to increased business and economic risks, which could adversely affect our business, financial condition and results of operations;

•	Upon completion of this global offering, NAVER Corporation will own % of the outstanding shares of our common stock and continue to have substantial control over us, which will limit your ability to influence the outcome of important corporate decisions, including transactions involving a change in control;

•	Our parent, NAVER Corporation, offers a variety of products and services to Internet users and advertisers, and the absence of contractually delineated spheres of operations means that competition and conflicts of interest between us and NAVER Corporation could arise in the future;

•	Overlapping management and business relationships with NAVER Corporation, our parent company, may adversely impact our business; and

•	There will be a gap of business days between pricing and trading of our ADSs and a gap of business days between pricing and trading of shares of our common stock, which means you will not be able to sell or otherwise trade shares of our common stock or ADSs during those periods.

Our History and Corporate Information

We were incorporated as a joint-stock corporation in Japan in September 2000. We began as an online game company and engaged in the development and distribution of online games under the Hangame brand. We subsequently expanded our business to portal services and acquired livedoor Co., Ltd., a Japanese Internet portal company, in May 2010.

In June 2011, we launched the LINE messaging application to the public in Japan, followed by launches in other Asian countries. We initially focused on building our user base in Japan, but shortly afterwards began to actively conduct marketing efforts in other parts of Asia, where we believed there was significant market potential based on the relatively low level of smartphone penetration and relatively large population size. In order to more effectively pursue global expansion outside of Japan, we incorporated LINE Plus Corporation, which provides sales and marketing services for the LINE platform outside of Japan, in Korea in February 2013.

In February 2013, our board of directors decided to focus our business on the operation and expansion of the LINE platform and to dispose of our Hangame business along with related entities. We disposed of all of our interest in the Hangame business along with related entities (through the newly created NHN Japan Corporation) in the form of a non-cash dividend to NAVER Corporation in April 2013.

NAVER Corporation currently owns 100% of the outstanding shares of our common stock. NAVER Corporation is a leading Internet company in Korea and listed on the KOSPI Market of the Korea Exchange. See “Principal and Selling Shareholder.”

Our principal executive offices are located at Shibuya Hikarie, 27th Floor, 21-1 Shibuya 2-chome, Shibuya-ku, Tokyo 150-8510, Japan, and our telephone number is +81-3-5155-1008. Our English website address is http://linecorp.com/en. The information on, or that can be accessed through, our website is not part of this prospectus.

Recent Developments

Entry into Agreement to Acquire MixRadio

On December 18, 2014, we entered into a business sale agreement with Microsoft Mobile Oy, pursuant to which we will acquire substantially all of the seller’s assets relating to, connected with, required for or used in its MixRadio business, a free personal music streaming service. As consideration for the acquisition, we will pay US$40 million in cash, subject to certain adjustments, and will assume certain liabilities of the seller related to the MixRadio business. The closing of this transaction, which is subject to the satisfaction of certain customary conditions, is expected to occur in the first quarter of 2015.

Disposal of Data Management Business

On September 19, 2014, our board of directors approved a plan to dispose of our data management business, which consists of DataHotel Co., Ltd. (“DataHotel”), a wholly owned subsidiary. The disposed data management business was sold to a subsidiary of NHN Entertainment Corporation, a Korean online game portal company that was spun off from NAVER Corporation in August 2013. The operations of the data management business were classified as discontinued operations on September 19, 2014, and the disposition was completed on September 30, 2014. As a result, the data management business is retrospectively presented as part of discontinued operations on the consolidated statements of profit or loss for the years ended December 31, 2012 and 2013 and the six months ended June 30, 2013 and 2014.

Acquisition of 95% of the Voting Shares of LINE Vietnam Company Limited

On August 21, 2014, we acquired 95% of the voting shares of LINE Vietnam Company Limited (“LINE Vietnam”) from NAVER Corporation (LINE Vietnam had been acquired by NAVER Corporation on February 28, 2012). The remaining 5% non-controlling interests of LINE Vietnam were acquired by an unrelated third-party in Vietnam on the same date. Our acquisition of 95% of LINE Vietnam from NAVER Corporation was accounted for as a business combination under common control using the pooling method. As a result, the financial statements of LINE Vietnam were retrospectively consolidated at the carrying amounts recorded in the consolidated financial statements of NAVER Corporation, as if such transaction had occurred on February 28, 2012 when NAVER Corporation acquired LINE Vietnam, regardless of the actual date of the combination.

Acquisition of Remaining 40% Interest in LINE Plus Corporation

On August 1, 2014, the board of directors of NAVER Corporation and our board of directors approved a plan pursuant to which LINE Plus Corporation, our subsidiary in which we had previously held a 60% interest, would become our wholly-owned subsidiary. Pursuant to this plan, the 40% interest in LINE Plus Corporation then owned by NAVER Corporation was extinguished by way of a reduction of the entire issued and paid-in capital of LINE Plus Corporation attributable to NAVER Corporation, and LINE Plus Corporation paid NAVER Corporation ￦80 billion, or approximately ¥8.3 billion, in cash (the “Capital Reduction”). Through this change in ownership structure, we plan to further enhance the independent operation of our LINE business, including sales and marketing activities outside Japan. The Capital Reduction was completed on September 5, 2014. We have compiled unaudited pro forma consolidated financial information for the year ended December 31, 2013 and as of and for the six months ended June 30, 2014 to give effect to the Capital Reduction. See “Unaudited Pro Forma Financial Information.”

500-for-1 Stock Split

On July 28, 2014, our board of directors approved a 500-for-1 stock split of shares of our common stock, effective on such date. As a result, the authorized number of shares of our common stock increased from 800,000 shares to 400,000,000 shares, and the number of outstanding shares of our common stock increased from 349,984 shares to 174,992,000 shares. Unless otherwise indicated, all references to shares of our common stock in this prospectus have been adjusted to give effect to this stock split.

The Global Offering

Global offering	— shares of our common stock (including shares represented by ADSs). Of the total shares in the global offering, we are offering — newly issued shares and the selling shareholder is offering — existing shares. We will not receive any proceeds from the sale of shares by the selling shareholder.

International offering	— shares of our common stock, deliverable in the form of shares or ADSs, to be offered in the United States and elsewhere outside Japan. We are offering — newly issued shares, and the selling shareholder is offering — existing shares, in the international offering.

Japanese offering	— shares of our common stock. We are offering — newly issued shares, and the selling shareholder is offering — existing shares, in the Japanese offering.

Selling shareholder	NAVER Corporation

Over-allotment options	We have granted the international underwriters the option to purchase up to an additional — shares of our common stock, in the form of shares or ADSs, and the Japanese underwriters the option to purchase up to an additional — shares of our common stock, in each case solely to cover over-allotments. See “Underwriting.”

Total shares of common stock to be outstanding after the global offering	— shares of our common stock (including shares represented by ADSs), assuming the over-allotment options are exercised in full.

Use of proceeds	The primary purposes of the global offering are financing our global expansion, which may include investment, acquisition or strategic cooperation to expand our user base or procure additional content for the LINE platform, as well as marketing new products and services and repaying outstanding debt. We will not receive any of the proceeds from the sale of — shares of our common stock by the selling shareholder.

Lock-up agreements	We, NAVER Corporation and — have agreed with the international underwriters and the Japanese underwriters to restrictions on any sale of shares of our common stock or ADSs during the period beginning on the date of this prospectus and ending on the date that is 180 days after the date of this prospectus, subject to the limited exceptions described in “Underwriting.”

Timing of global offering	The following is the anticipated timetable of various events in the global offering (Tokyo time, unless otherwise indicated):

Pricing of global offering	—, 2015

Japanese subscription period commences	—, 2015

Japanese subscription period closes	—, 2015

Trading of ADSs commences on the New York Stock Exchange or the NASDAQ Global Market	—, 2015 (New York time)

Delivery of shares through JASDEC	—, 2015

Trading of shares commences on the Tokyo Stock Exchange	—, 2015

Delivery of ADSs through the facilities of The Depository Trust Company	—, 2015 (New York time)

Trading of ADSs on the New York Stock Exchange or NASDAQ Global Market will not commence until — business days from the date of pricing of the global offering. Trading of shares of our common stock on the Tokyo Stock Exchange will then commence the business day following commencement of trading of ADSs on the New York Stock Exchange or NASDAQ Global Market.

In addition, delivery of shares of our common stock and ADSs is expected to occur later than three business days after the date of pricing of the global offering. Because of the longer settlement period, purchasers who wish to trade shares of our common stock or ADSs on or soon after pricing may need to specify alternative settlement arrangements to prevent a failed settlement.

The ADSs	Each ADS represents — shares of our common stock. The ADSs will be evidenced by American depositary receipts (“ADRs”).

The depositary will be the holder of the shares of our common stock underlying the ADSs and you will have the rights of an ADS holder as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

You may surrender your ADSs to the depositary to withdraw the shares of our common stock underlying your ADSs. The depositary will charge you a fee for such an exchange.

We may amend or terminate the deposit agreement for any reason without your consent. Any amendment that imposes or increases fees or charges or that materially prejudices any substantial existing right you have as an ADS holder will not become effective as to outstanding ADSs until 30 days after notice of the amendment is given to ADS holders. If an amendment becomes effective, you will be bound by the deposit agreement, as amended, if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Listings	We intend to apply for listing of the ADSs on the New York Stock Exchange or the NASDAQ Global Market, under the symbol “—.” You will need to have shares in the form of ADSs for trading on either market. We have applied to have our shares of common stock listed on the Tokyo Stock Exchange under the securities identification code of “—”.

Depositary for the ADSs	—

Summary Financial and Operating Data

You should read the summary financial and operating data below in conjunction with “Unaudited Pro Forma Financial Information,” “Selected Historical Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and related notes included in this prospectus.

We have restated our historical consolidated financial statements included in this prospectus, as described further in Note 35 of the notes to our annual consolidated financial statements and Note 20 of the notes to our interim condensed consolidated financial statements appearing elsewhere in this prospectus. Unless otherwise indicated, the financial information included throughout this prospectus reflects the impact of the restatements. The consolidated statement of financial position data as of December 31, 2012 and 2013 and the consolidated statement of profit or loss data for the years ended December 31, 2012 and 2013 have been derived from our audited consolidated financial statements and related notes included in this prospectus. These audited consolidated financial statements and related notes have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). The consolidated statement of financial position data as of June 30, 2014 and the consolidated statement of profit or loss data for the six months ended June 30, 2013 and 2014 were derived from our unaudited consolidated financial statements and related notes included in this prospectus. The unaudited consolidated financial statements and related notes have been prepared on the same basis as the audited consolidated financial statements and related notes and reflect, in the opinion of management, all adjustments of a normal recurring nature that are necessary for a fair statement of unaudited consolidated financial statements.

Our audited consolidated financial statements as of and for the year ended December 31, 2013, together with comparative audited consolidated financial statements as of and for the year ended December 31, 2012, which are included in this prospectus, are the first consolidated financial statements prepared in accordance with IFRS. For periods up to and including the year ended December 31, 2012, we only prepared our consolidated financial statements in accordance with generally accepted accounting principles in Japan (“Japanese GAAP”). Japanese GAAP differs in material respects from IFRS. For this reason, our financial information presented in accordance with Japanese GAAP, which we publish in Japan, is not directly comparable to our financial information prepared in accordance with IFRS included in this prospectus, and we have not included such information below or elsewhere in this prospectus. See Note 34 of the notes to our annual consolidated financial statements appearing elsewhere in this prospectus.

We have also prepared unaudited pro forma consolidated financial information for the year ended December 31, 2013 and as of and for the six months ended June 30, 2014, to give effect to the Capital Reduction which occurred on September 5, 2014 and resulted in our owning 100% of LINE Plus Corporation, as if LINE Plus Corporation were our wholly owned subsidiary since its establishment in February 2013. Our unaudited pro forma consolidated financial information for the year ended December 31, 2013 and as of and for the six months ended June 30, 2014 included elsewhere in this prospectus, which has been furnished for illustrative purposes only, has been compiled, in all material respects, in accordance with IFRS as issued by the IASB. See “Unaudited Pro Forma Financial Information.”

The information set forth below is not necessarily indicative of the results of future operations and the results in the first six months of 2014 are not necessarily indicative of results to be expected for the full year or any other period.

Consolidated Statement of Profit or Loss Data

	For the year ended December 31,			For the six months ended June 30,
	2012 (Restated)	2013 (Restated)	2013(1) (Restated)	2013 (Restated)	2014 (Restated)	2014(1) (Restated)
	(in millions of yen and millions of U.S. dollars, except share and per share data)
Revenues and other operating income:
Revenues	¥6,673	¥40,355	$398	¥14,546	¥36,538	$361
Other operating income	94	70	1	62	20	0

Total revenues and other operating income	6,767	40,425	399	14,608	36,558	361

Operating expenses:
Payment processing and licensing expenses	(1,977)	(9,730)	(96)	(4,164)	(8,495)	(84)
Employee compensation expenses	(3,929)	(8,460)	(84)	(3,583)	(7,428)	(73)
Marketing expenses	(599)	(17,214)	(170)	(4,094)	(7,314)	(72)
Infrastructure and communication expenses	(383)	(1,682)	(17)	(650)	(985)	(10)
Authentication and other service expenses	(1,028)	(4,828)	(48)	(1,734)	(3,327)	(33)
Depreciation and amortization expenses	(805)	(1,332)	(13)	(538)	(1,032)	(10)
Other operating expenses	(1,244)	(4,237)	(41)	(1,356)	(3,801)	(38)

Total operating expenses	(9,965)	(47,483)	(469)	(16,119)	(32,382)	(320)

Profit (loss) from operating activities	(3,198)	(7,058)	(70)	(1,511)	4,176	41

Finance income	70	67	1	34	18	0
Finance costs	(73)	(39)	0	(6)	(63)	(1)
Share of loss of associates	—	(243)	(2)	(110)	(41)	(0)
Gain (loss) on foreign currency transactions, net	234	(607)	(7)	50	(114)	(1)
Other non-operating income	—	7	0	7	—	—
Other non-operating expenses	(36)	—	—	—	—	—

Profit (loss) before tax from continuing operations	(3,003)	(7,873)	(78)	(1,536)	3,976	39

Income tax benefits (expenses)	(15)	322	3	(230)	(2,965)	(29)

Profit (loss) for the period from continuing operations	(3,018)	(7,551)	(75)	(1,766)	1,011	10

Profit from discontinued operations, net of tax	2,832	1,305	13	434	204	2

Profit (loss) for the period	¥(186)	¥(6,246)	$(62)	¥(1,332)	¥1,215	$12

Attributable to:
The shareholder of the Company(2)	15	(529)	(5)	(237)	2,764	27
Non-controlling interests(2)(3)	(201)	(5,717)	(57)	(1,095)	(1,549)	(15)

Earnings per share:
Basic profit (loss) for the period attributable to the shareholder of the Company	¥0.09	¥(3.02)	$(0.03)	¥(1.35)	¥15.80	$0.16
Diluted profit (loss) for the period attributable to the shareholder of the Company	—	—	—	—	14.92	0.15
Earnings per share from continuing operations
Basic profit (loss) from continuing operations attributable to the shareholder of the Company	(17.88)	(10.48)	(0.10)	(3.83)	14.63	0.15
Diluted profit (loss) from continuing operations attributable to the shareholder of the Company	—	—	—	—	13.82	0.14
Earnings per share from discontinued operations	17.97	7.46	0.07	2.48	1.17	0.01
Basic and diluted profit from discontinued operations attributable to the shareholder of the Company	—	—	—	—	1.10	0.01

Basic weighted average shares outstanding	157,565,943	174,992,000	174,992,000	174,992,000	174,992,000	174,992,000

Diluted weighted average shares outstanding	157,565,943	174,992,000	174,992,000	174,992,000	185,253,487	185,253,487

(1)	For convenience, the Japanese yen amounts are expressed in U.S. dollars at the rate of ¥101.28 per US$1.00, the noon buying rate of the Federal Reserve Bank of New York for Japanese yen in effect on June 30, 2014.

(2)	See “Unaudited Pro Forma Financial Information” for pro forma adjustments made to reflect the Capital Reduction.

(3)	The non-controlling interests are mainly held by NAVER Corporation, our shareholder.

Consolidated Statement of Financial Position Data

	As of January 1, 2012 (Restated)	As of December 31,			As of June 30,
		2012 (Restated)	2013 (Restated)	2013 (Restated)	2014(1) (Restated)	2014 (Restated)
	(in millions of yen and millions of U.S. dollars)
Cash and cash equivalents	¥3,788	¥7,153	¥13,362	$ 132	¥14,869	$147
Trade and other receivables	4,681	8,007	11,815	117	20,004	198
Working capital	59	7,503	(1,968)	(19)	(2,902)	(29)
Property and equipment	2,283	7,504	8,111	80	9,527	94
Total assets	19,574	33,100	46,006	454	60,176	594
Total liabilities	14,689	12,935	33,020	326	44,769	442
Total shareholder’s equity	4,885	20,165	12,986	128	15,407	152
Equity attributable to the shareholder of the Company	4,781	20,083	11,369	112	15,341	151
Equity attributable to non-controlling interests	104	82	1,617	16	66	1

(1)	See “Unaudited Pro Forma Financial Information” for pro forma adjustments made to reflect the Capital Reduction.

Supplemental Financial Information

	For the year ended December 31,			For the six months ended June 30,
	2012	2013	2013	2013	2014	2014
	(in millions of yen and millions of U.S. dollars)
Adjusted EBITDA(1)..	¥ (2,362)	¥ (4,922)	$(49)	¥(599)	¥6,464	$63
Adjusted profit (loss) for the period(1).	(2,987)	(6,747)	(67)	(1,392)	2,267	22

(1)	See “— Non-IFRS Measures” below.

Non-IFRS Measures

We use non-IFRS financial measures such as adjusted EBITDA and adjusted profit (loss) for the period in evaluating our financial and operating results and for financial and operational decision making purposes.

We believe that adjusted EBITDA and adjusted profit (loss) for the period help identify underlying trends in our business that could otherwise be distorted by the effect of the income or expenses that we exclude in calculating adjusted EBITDA and adjusted profit (loss) for the period. We believe that adjusted EBITDA and adjusted profit (loss) for the period provide useful information about our financial and operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision making.

Adjusted EBITDA and adjusted profit (loss) for the period should not be considered in isolation or construed as an alternative to profit (loss) from operating activities, profit (loss) for the period, cash flows or any other measure of performance or as an indicator of our financial or operating performance. Adjusted EBITDA and adjusted profit (loss) for the period presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents profit (loss) from operating activities (which excludes finance income, finance costs, share of profit or loss of associates, gain (loss) on foreign currency transactions, net, other non-operating income and expenses, income tax benefits or expenses and profit (loss) from discontinued operations, net of tax) before certain non-cash expenses, consisting of share-based compensation expenses and depreciation and amortization expenses.

Adjusted profit (loss) for the period represents profit (loss) for the period before share-based compensation expenses and profit (loss) from discontinued operations, net of tax.

The table below sets forth a reconciliation of our profit (loss) from operating activities to adjusted EBITDA for the periods indicated:

	For the year ended December 31,			For the six months ended June 30,
	2012	2013	2013	2013	2014	2014
	(in millions of yen and millions of U.S. dollars)
Profit (loss) from operating activities	¥(3,198)	¥(7,058)	$(70)	¥(1,511)	¥4,176	$41
Add: Share-based compensation expenses	31	804	8	374	1,256	12
Add: Depreciation and amortization expenses	805	1,332	13	538	1,032	10

Adjusted EBITDA	¥(2,362)	¥(4,922)	$(49)	¥(599)	¥6,464	$63

The following table sets forth a reconciliation of our profit (loss) to adjusted profit (loss) for the periods indicated:

	For the year ended December 31,			For the six months ended June 30,
	2012	2013	2013	2013	2014	2014
	(in millions of yen and millions of U.S. dollars)
Profit (loss) for the period	¥(186)	¥(6,246)	$(62)	¥(1,332)	¥1,215	$12
Add: Share-based compensation expenses	31	804	8	374	1,256	12
Subtract: Profit from discontinued operations, net of tax	(2,832)	(1,305)	(13)	(434)	(204)	(2)

Adjusted profit (loss) for the period	¥(2,987)	¥(6,747)	$(67)	¥(1,392)	¥2,267	$22

Summary Operating Data

	As of
	Jan. 31, 2013	Mar. 31, 2013	Jun. 30, 2013	Sep. 30, 2013	Dec. 31, 2013	Mar. 31, 2014	Jun. 30, 2014
	(in millions)
MAUs(1)	58	73	91	121	133	154	166

(1)	Represents the number of user accounts that accessed the LINE messaging application or any LINE Game through mobile devices at least once during the preceding 30-day period.

Conventions Used in This Prospectus

Except where the context otherwise requires or unless otherwise specified, and for purposes of this prospectus only:

•	“daily active users” or “DAUs” refers to the number of user accounts that accessed the LINE messaging application or any LINE Game through mobile devices at least once during a given day;

•	“Japanese yen,” “yen” or “¥” refers to the legal currency of Japan;

•	“Korean won,” “Won” or “￦” refers to the legal currency of Korea;

•	“LINE,” “we,” “us,” “our company,” “the Company” or “our” refers to LINE Corporation and its consolidated subsidiaries taken as a whole, as well as the messaging application and other products of LINE Corporation;

•	“messages” refers to text messages, voice messages, Stickers and photo, video, voice and text files sent and received, as well as free voice and video calls made and received, in each case using the LINE messaging application;

•	“monthly active users” or “MAUs” as of a given date refers to the number of user accounts that accessed the LINE messaging application or any LINE Game through mobile devices at least once during the preceding 30-day period;

•	“platform partners” refers to application developers and other providers of content offered on the LINE platform;

•	“stickers” refers to larger, cartoon-like emoticons that depict emotions and actions of characters, which are exchanged as part of chat messages on mobile messaging applications; and

•	“U.S. dollar,” “US$” or “$” refers to the legal currency of the United States.

Unless we indicate otherwise, all information in this prospectus assumes no exercise by the international and Japanese underwriters of their options to purchase up to — and — additional shares of our common stock, respectively.

For your convenience, this prospectus contains translations of certain Japanese yen amounts into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York for Japanese yen in effect on June 30, 2014, which was ¥101.28 per US$1.00. On December 19, 2014, the noon buying rate was ¥119.56 per US$1.00. See “Exchange Rates.”

Any discrepancies in any table between the totals and the sums of the amounts listed are due to rounding.

RISK FACTORS

Investing in shares of our common stock or ADSs involves a high level of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the financial statements and the related notes, before deciding whether to invest in shares of our common stock or ADSs. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. These risk factors are not presented in the order of importance or probability of occurrence. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially and adversely affected. In that event, the market prices of shares of our common stock and ADSs could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Industry

If we fail to retain existing users or add new users, or if our users decrease their level of engagement with LINE, our revenue, financial results and business may be significantly harmed.

The size of our user base and our users’ level of engagement are critical to our success. We had 166 million MAUs as of June 30, 2014. Our financial performance has been and will continue to be significantly determined by our success in adding, retaining and engaging active users. We anticipate that the growth rate of our active users will decline over time as the size of our active user base increases, and as we achieve higher market penetration rates. In general, a higher portion of mobile device users in Japan, Taiwan and Thailand uses LINE than mobile device users in other countries in which we provide our products and services. In the future, our continuing growth will be dependent on our achieving high growth rates in additional markets. Our business performance will also become increasingly dependent on our ability to increase levels of user engagement in current and new markets. If people do not perceive our products and services to be useful, reliable or trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency, duration or level of their engagement. A number of other providers of mobile messaging applications and online companies that achieved early popularity have seen the sizes of their user bases or levels of engagement subsequently decline, in some cases precipitously.

Any number of factors could negatively affect user retention, growth or engagement, including if:

•	we are unable to continue to offer products and services that users find engaging, that work with a variety of mobile operating systems and networks, and that achieve a high level of market acceptance, particularly in markets that we are targeting for global expansion;

•	users increasingly engage with competing products or services, particularly communication tools and mobile games;

•	we are unable to provide a compelling and intuitive user experience and environment, particularly relating to the quality, volume, design and layout of the content that we offer on the LINE platform;

•	we fail to provide adequate customer service to users or advertisers or maintain relationships with key platform partners such as mobile game developers;

•	there are increased user concerns related to privacy and information sharing, safety or security;

•	there are adverse changes in our products or services that are mandated by legislation, regulatory authorities or legal proceedings;

•	technical or other problems prevent us from delivering our products and services in a rapid and reliable manner or otherwise negatively affect the user experience; or

•	we fail to maintain our brand image or our reputation is damaged.

There is no guarantee that we will not experience erosion of our active user base or decline in engagement levels. A decrease in user retention, growth or engagement could reduce our direct sales to users and render LINE less attractive to our platform partners and advertisers, thereby reducing our revenues from them, which may have a material and adverse impact on our business, financial condition and results of operations.

We may not be successful in our efforts to monetize our products and services.

Our ability to monetize our user base and user engagement is critical to our business and financial performance. We currently generate a substantial portion of our revenues from LINE Games, Stickers and our advertising products and services, including Official Accounts and Sponsored Stickers. A substantial majority of these revenues come from our operations in Japan. We plan to continue to invest in product development and explore additional monetization opportunities in our largest markets such as Japan, Taiwan and Thailand and in markets that we have entered more recently, but there is no guarantee that these efforts will be successful. Furthermore, there is no assurance that new products and services we introduce will generate the level of revenues we anticipate. In addition, our monetization efforts could have a negative effect on user engagement if such efforts discourage users from using our existing products and services. If our monetization efforts are not as successful as we anticipate, we may not be able to maintain or grow our revenue and our financial condition and results of operations could be adversely affected.

Although we have achieved significant global scale and user growth to date outside of Japan, Taiwan and Thailand, our user penetration is lower outside of such markets. Users and advertisers in certain global markets are not as familiar with mobile messaging applications or with new forms of digital advertising, such as our Official Accounts and Sponsored Stickers services. In these markets, we are investing to convince users and advertisers of the benefits of our products and services. However, we expect that monetizing efforts in many of these new markets may require a significant investment of time and resources.

Our business operates in an industry that is highly competitive, and competition presents an ongoing threat to the success of our business.

We compete against various companies to attract and engage users, some of which have greater financial resources and substantially larger user bases. We face direct competition from mobile messaging service providers such as Facebook’s WhatsApp and Tencent’s WeChat, as well as mobile messaging services for specific operating platforms such as Apple’s iMessage. We also face significant competition in almost every aspect of our business, including from companies such as Facebook, Google, Yahoo! and Twitter, which offer a variety of social network services and products as well as online advertising services. We also face competition from game companies, mobile telecommunications companies, e-commerce companies, data hosting companies and other Internet-related companies that offer products and services that may compete with specific features offered on LINE. We also compete with traditional and online media businesses for a share of advertisers’ budgets and in the development of the tools and systems for managing and optimizing advertising campaigns. As we introduce new products and our existing products evolve, or as other companies introduce new products and services, we may become subject to additional competition.

Scale benefits and other advantages may allow our competitors to respond more effectively than us to a rapidly evolving environment in the mobile Internet industry, including industry consolidation that may result in increased competition. Our competitors may develop products, features or services that are similar to ours or that achieve greater market acceptance, may undertake more far-reaching and successful product development efforts or marketing campaigns, or may adopt more aggressive pricing policies. In addition, platform partners may use information shared by our users through the LINE platform in order to develop products or features that compete with us. Certain competitors, including Facebook and Google, could use strong positions in one or more markets to gain competitive advantages against us in areas where we operate including: by integrating competing messaging applications or features into products they control such as social networking platforms, search engines, web browsers or mobile device operating systems; by making strategic acquisitions; or by making access to LINE more difficult. As a result, our competitors may acquire and engage users at the expense of our user base or our users’ engagement with our products and services, which may negatively affect our business, financial condition and results of operations.

We may not be successful if we are not able to develop innovative products and services in a timely and cost-effective manner that address rapidly evolving user preferences, and any new products and services we develop may expose us to new risks.

We compete in a highly competitive industry characterized by rapidly changing products and services, evolving industry standards and continual improvements in performance characteristics and product features. Rapidly evolving user preferences may lead to certain products and services becoming less competitive, or even obsolete. Accordingly, our success depends greatly on our ability to anticipate and respond to emerging user preferences and demands by ensuring continuing and timely development of new, as well as enhancements to existing, products and services. In order to respond to such preferences and demands, we may develop and introduce new products and services, including in areas where we have little or no prior development or operating experience.

As part of our efforts to provide innovative products and services that address evolving user preferences, we launched Business Connect in July 2014, which enables our business partners to develop customized applications that can be offered on the LINE platform, such as customer relationship management solutions. We also launched LINE Mall, a mobile marketplace where LINE users can buy and sell products and services, in Japan in December 2013 (Android version) and March 2014 (iOS version) and in Thailand in July 2014, as well as LINE Premium Call in March 2014, a low cost Voice over Internet Protocol (“VoIP”) service that enables LINE users in select countries to make voice calls from the LINE messaging application to mobile and fixed-line phone users globally. Some of our new strategic initiatives, such as LINE Mall, may not directly or immediately generate revenue, but we expect they will enhance our attractiveness to users, platform partners and advertisers as well as contribute to increasing our active user base. Our new products and services may bring us into contact, directly or indirectly, with entities that are not within our traditional customer base or result in competing with entities that are our existing business partners. Such business activities expose us to new risks, including additional regulatory scrutiny as well as credit-related and other operational risks. There can be no assurance that we will succeed in developing products and services that eventually become widely accepted, or that we will be able to timely release products and services that are commercially viable. Our inability to do so would have an adverse impact on our business, financial condition and results of operations.

Japan is our largest market in terms of revenue, and our current business and future growth could be materially and adversely affected if we experience a decline in users or user engagement in Japan.

We are incorporated in Japan, and Japan is our largest market in terms of revenue. We also have the broadest product and service offerings in Japan, and we generated 86.7% and 77.9% of our revenues in Japan in 2013 and in the first six months of 2014, respectively. We expect to continue to derive a substantial portion of our revenues from Japan in the near future. In general, a higher proportion of LINE users in Japan are paying users than LINE users in the other countries in which we provide our products and services, and our continuing growth will be dependent, at least in part, on maintaining or increasing revenues from users in Japan. In recent quarters, our active user growth rate in Japan has slowed, and our business performance in Japan will become increasingly dependent on our ability to increase the level of user engagement and our ability to further monetize their engagement of LINE. Our current business and future growth could be materially and adversely affected if we experience a decline in users or user engagement in Japan.

Due to the importance of the Japanese market to our business, we are also subject to macroeconomic risks specific to Japan. See “— A downturn in macroeconomic conditions may result in reduced demand for our products and services.”

We generate a substantial portion of our revenues from a small number of our mobile games and rely on third-party game developers. We must continue to offer games that attract and retain a significant number of users, or otherwise our business, financial condition and results of operations could be negatively affected.

Our mobile games on the LINE platform accounted for a significant portion of our revenues in 2013 and in the first six months of 2014. We rely primarily on third-party game developers for the games offered on the LINE platform. As of June 30, 2014, we offered 41 games, of which 39 games were developed by third-party game developers and two games were developed by us. Accordingly, we believe that maintaining successful partnerships with, and the ability to attract and select from, third-party game developers are critical to our success. Existing and prospective mobile game developers may not be successful in developing games that create and maintain user engagement. Additionally, although our general policy is to enter into new contractual arrangements with third-party game developers to become the exclusive distributor of their games in a particular market, to the extent such arrangements are not yet in place, developers may choose to provide their content on other platforms, including mobile platforms controlled by our competitors, rather than offering them on the LINE platform. Our failure to maintain good relationships with third-party game developers or attract new developers could adversely affect our business, financial condition and results of operations.

Historically, we have depended on a small number of games for a majority of our mobile game revenues, and we expect that this dependence will continue for the foreseeable future. Our growth depends on our ability to consistently launch new games, whether developed internally or by third-party game developers, that achieve significant popularity, as well as to upgrade popular games with new features that our users find attractive. It is difficult to anticipate user preferences or demand, particularly as we procure new games in new genres or new markets, and constant enhancement requires the investment of significant resources. If we fail to offer attractive in-game items, make unpopular changes to existing in-game items or offer games that do not encourage purchases of in-game items or upgrades of game versions, or if we fail to successfully launch new games that attract and retain a significant number of users, revenues from our games will decrease and our business, financial condition and results of operations could be materially harmed.

We generate a substantial portion of our revenues from our sale of Stickers, which is a new and rapidly evolving market, and if the popularity of Stickers declines from its current level in Japan or is not widely replicated in other markets, our business and future growth could be negatively affected.

We generate a substantial portion of our revenues from the sale of Stickers featuring characters developed by us as well as licensed from third parties. The sale of Stickers is a new and rapidly evolving market, and the growth of the market for Stickers and the level of demand for, and market acceptance of, our Stickers are subject to a high degree of uncertainty. In particular, a substantial majority of revenues from the sale of our Stickers has been derived from sales in Japan, and there can be no assurance that such products will achieve a similar level of market acceptance elsewhere. Over time, users in Japan may also lose interest in purchasing new Stickers. Accordingly, revenue growth from our sale of Stickers depends to a large extent on our ability to consistently launch new Stickers that achieve significant popularity and effectively respond to changes in consumer demographics and public tastes and preferences. We also depend on third-party character developers and licensors for content that accounts for a substantial portion of our Sticker sales, and we expect that this dependence will continue for the foreseeable future. A decline in the popularity of our Stickers would negatively affect our business, financial condition and results of operations.

The loss of our advertisers, or reduction in spending by our advertisers, could negatively affect our business.

We generate a substantial portion of our revenues from third parties advertising on LINE, through their Official Accounts or Sponsored Stickers, as well as from advertising on our livedoor and Matome portals. As is common in the industry, our advertisers typically do not have long-term advertising commitments with us. Many of our advertisers spend only a relatively small portion of their overall advertising budget with us. In addition, some of our advertisers may view our products, such as Official Accounts, as experimental or unproven. Advertisers may not continue to do business with us, or they may reduce the prices they are willing to pay to advertise with us, if we do not deliver advertisements and other commercial content in an effective manner, or if they do not believe that their investment in our advertising products and services will generate a competitive return relative to alternative methods of advertising.

Our advertising revenue could also be adversely affected by a number of other factors, including:

•	decreases in the number of active users and their engagement;

•	our inability to improve our analytics and measurement solutions that demonstrate the value of advertising on LINE or our portals;

•	our inability to create new products or services that sustain or increase the value of advertising on LINE or our portals;

•	product changes we may make that reduce the frequency or relative prominence of advertisements and other commercial content delivered through the LINE platform or our portals;

•	loss of advertising market share to our competitors;

•	adverse legal developments relating to advertising;

•	adverse changes in the way online advertising is priced;

•	the impact of new technologies that could block or obscure the display of some types of advertisements and other commercial content; and

•	the impact of macroeconomic conditions and conditions in the advertising industry in general.

The occurrence of any of these or other factors could result in a reduction in demand for advertisements, which may reduce the prices we receive for our advertisements, or cause advertisers to stop advertising with us altogether, either of which would negatively affect our business, financial condition and results of operations.

We plan to continue expanding our global operations into markets in which we have limited operating experience and, as a result, may become subject to increased business and economic risks, which could adversely affect our business, financial condition and results of operations.

We believe LINE is the leading mobile messaging application in Japan, Taiwan and Thailand in terms of number of users, and we have obtained significant numbers of users in other countries, including Indonesia, China, India, Mexico, the United States, Spain, Colombia, Korea and Malaysia. We expect to continue to expand our global operations into new countries and to provide our offerings in additional languages. However, expansion of our operations abroad may be difficult due to the presence of established competitors in such markets. In addition, managing our business and expanding our operations globally require considerable management attention and resources and are subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal and regulatory systems and commercial markets. Global expansion has required and will continue to require us to invest significant funds and other resources, and there can be no assurance that we will successfully achieve our growth objectives.

Operating globally subjects us to new risks and may increase risks that we currently face, including risks associated with:

•	providing an engaging user experience while operating in different languages and cultures, and localizing our products, services, content and features to ensure that they are culturally attuned to the markets where they are offered;

•	increased competition from mobile applications and Internet services that have strong positions in particular markets and may continue to expand their geographic footprint;

•	different and potentially lower levels of user growth, user engagement and demand for online advertising in new and emerging geographies, resulting in greater difficulty in monetizing our products and services;

•	recruiting and retaining talented and capable employees in foreign countries and maintaining our company culture across all of our offices;

•	different levels of telecommunications infrastructure in developing countries that may create challenges in offering our products and services;

•	payment processing systems;

•	compliance with applicable foreign laws and regulations, including laws and regulations with respect to economic sanctions and export controls, anti-corruption, anti-bribery and anti-kickback, privacy and consumer protection, and the risk of penalties if our practices are deemed not to be in compliance;

•	political, social and economic instability in some countries;

•	double taxation of our global earnings and potentially adverse tax consequences due to changes in the tax laws of Japan or other jurisdictions in which we operate; and

•	higher costs of conducting business globally, including increased accounting, travel, infrastructure and legal compliance costs.

If we are unable to manage the complexity of our global operations successfully, our business, financial condition and results of operations could be adversely affected.

If we are not able to maintain and enhance our LINE brand, or if events occur that damage our reputation and brand, our relationships with our users, platform partners and advertisers may be harmed, which may negatively affect our business, financial condition and results of operations.

Since its introduction in June 2011, LINE has rapidly grown into a global platform for mobile messaging services and content distribution used in more than 230 countries, and we believe that the LINE brand has significantly contributed to the success of our business. We also believe that maintaining and enhancing our brand is critical to expanding our user base, platform partners and advertisers. Many of our new users are referred by existing users, and therefore we strive to ensure that our users are satisfied with our products and services and otherwise remain favorably inclined toward LINE. Maintaining and enhancing our brand will depend largely on our ability to continue to provide simple, user-friendly, reliable and innovative products and services, which we may not do successfully. We may introduce new products or terms of service that users do not like, which may negatively affect our brand. It may also negatively affect our brand if users do not have a positive experience using our platform partners’ applications offered on LINE as well as websites linked with LINE. We have in the past experienced, and we may continue to experience, media, legislative or regulatory scrutiny of our decisions regarding user privacy or other issues, including our measures to protect minors, which may adversely affect our reputation and brand. We may also fail to provide adequate customer service, which could erode confidence in our brand. Our brand may also be negatively affected by attacks from our competitors, by negative publicity about the actions of users that are deemed to be hostile, illegal or inappropriate to other users, by third-party content providers acting inappropriately with respect to the LINE platform, by users acting under false identities, by any regulatory developments designed to address such risks, or due to legal proceedings. Maintaining and enhancing our brand may require us to make substantial investments and these investments may not be successful. If we fail to successfully promote and maintain the LINE brand or if we incur excessive expenses in this effort, our business, financial condition and results of operations may be adversely affected.

We rely primarily on Apple App Store and Google Play as the channels for downloads of LINE and applications offered on the LINE platform as well as processing of payments, and any deterioration in our relationship with either of them may negatively impact our business.

We rely primarily on Apple App Store and Google Play as the channels for downloads of LINE and applications offered on the LINE platform as well as the processing of payments for our products and services. We expect that we will continue to rely on Apple App Store and Google Play for downloads of our applications as well as most of the payment processing for our products and services. Accordingly, we believe that maintaining successful partnerships with Apple and Google is critical to our success.

The operating policies of Apple or Google have an impact on the accessibility of our products and services. For example, our users are currently unable to use LINE Coins as virtual credits for payment processing on Apple App Store, unlike Google Play, which allows LINE Coins to be used for purchase of products and services offered on the LINE platform. In addition, our pricing strategy is impacted by changes in the payment processing fees charged by Apple or Google. Our inability to pass along increases in the payment processing fees charged by Apple or Google to our users on a timely basis or a decrease in paying user engagement due to a price increase may negatively impact our net revenue or profit margin. If we fail to maintain good relationships with Apple or Google, it may adversely impact our ability to continue to offer our products and services or effect payment processing, which in turn could have a material adverse impact on our business.

We have incurred significant operating losses in the past, and while we have achieved profitability in the first six months of 2014, we may not be able to maintain profitability.

We incurred significant operating losses prior to 2014. We recorded losses for the year of ¥186 million in 2012 and ¥6,246 million in 2013. We recorded profit for the period of ¥1,215 million in the first six months of 2014, but we had an accumulated deficit of ¥3,728 million as of June 30, 2014. Although our revenues have grown rapidly, increasing from ¥6,673 million in 2012 to ¥40,355 million in 2013 and ¥36,538 million in the first six months of 2014, we expect that our revenue growth rate will slow in the future due to a variety of factors, including the gradual slowdown in the growth rate of our user base. We believe that our future revenue growth will depend on, among other factors, our ability to attract new users while retaining current users, increase user engagement and advertisement engagement, increase our brand awareness, compete effectively, maximize our sales efforts, demonstrate a positive return on investment for advertisers, successfully develop new products and services and expand globally. Accordingly, you should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future revenue growth.

We expect our operating expenses to increase in future periods as we continue to expend substantial financial resources on:

•	sales and marketing;

•	global expansion;

•	our technology infrastructure;

•	attracting and retaining talented employees;

•	strategic opportunities, including commercial relationships, acquisitions and capital injections; and

•	general administration, including personnel costs and legal and accounting expenses related to being a public company.

These investments, while increasing our expenses, may not result in an increase in revenues or growth in our business. For example, our marketing expenses have from time to time outpaced the growth of our revenues over the same period, which have materially impacted our results of operations. If we are unable to achieve adequate revenue growth and to manage our expenses, we may not be able to maintain profitability and may incur significant losses again in the future.

We have a limited operating history in the developing and rapidly evolving market for our products and services, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We launched our LINE messaging application in June 2011 and other LINE products and services even more recently, and our limited operating history makes it difficult to effectively assess our future prospects or forecast our future results. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter in this developing and rapidly evolving market environment. These risks and challenges include our ability to, among other things:

•	increase our number of users and user engagement and monetize our products and services;

•	successfully compete with other companies, some of which have substantially greater resources and market power than us, that are currently in, or may in the future enter, our markets, or duplicate the features of our products and services;

•	successfully expand our business and enhance the LINE brand globally;

•	continue to develop a reliable, scalable, secure, high-performance technology infrastructure that can efficiently handle increased usage globally;

•	convince advertisers of the benefits of our advertising products and services compared to alternative forms of advertising;

•	develop and deploy new features, products and services in a timely manner and the market acceptance of such offerings;

•	cost-effectively manage and grow our operations;

•	attract and maintain platform partners’ interest in building on the LINE platform;

•	attract, retain and motivate talented management and employees, particularly software engineers, designers and product managers;

•	process, store, protect and use personal data in compliance with governmental regulations, contractual obligations and other obligations related to privacy and security; and

•	defend ourselves against litigation and regulatory, intellectual property, privacy or other claims.

Failure to adequately address the risks and challenges associated with this market may adversely affect our business, financial condition and results of operations.

Our user growth and engagement on mobile devices, which are required to access and use most of our products and services, depend upon effective operation with mobile operating systems that we do not control.

We are dependent on the operability of LINE with popular mobile operating systems, such as Android and iOS, and, to a lesser extent, web browsers, such as those for Windows and Mac OS, that we do not control.

Any changes in such operating systems or web browsers that degrade the functionality of our products or services or give preferential treatment to our competitors’ products or services could adversely affect usage of our products and services. In addition, if the number of platforms for which we develop our products or services expands, it will result in an increase in our operating expenses.

We may not be successful in developing or maintaining relationships with key participants in the mobile telecommunications industry or in developing products that operate effectively with mobile operating systems, networks or standards. In the event that it becomes more difficult for our users to access and use LINE on their mobile devices, or if our users choose not to access or use LINE on their mobile devices or use mobile devices that do not offer access to LINE, our user growth and user engagement could be harmed, and our business, financial condition and results of operations could be adversely affected.

If we or our users experience disruptions in mobile telecommunications or Internet services or if mobile telecommunications and Internet service providers are able to block, degrade or charge for access to our products and services, we could incur additional expenses and the loss of users and advertisers.

We depend on the ability of our users and advertisers to access mobile telecommunications services and the Internet. Currently, this access is provided by companies that have significant market power in the mobile, broadband and Internet access marketplaces, including incumbent mobile telecommunications companies, telephone companies, cable companies, government-owned service providers, device manufacturers and operating system providers, any of whom could take actions that degrade, disrupt or increase the cost of user access to our products or services, which would, in turn, negatively impact our business. The adoption of any laws or regulations that adversely affect the growth, popularity or use of mobile devices or the Internet or disruption of our services in important markets for any political or other non-technical reasons could decrease the demand for, or the usage of, our products and services, increase our cost of doing business and adversely affect our business, financial condition and results of operations. We also rely on other companies to maintain reliable network systems that provide adequate speed, data capacity and security to us and our users. As mobile devices and the Internet continue to experience growth in the number of users, frequency of use and amount of data transmitted, the mobile telecommunications and Internet infrastructure that we and our users rely on may be unable to support the demands placed upon them. The failure of the operations of mobile telecommunications or Internet infrastructure services that we or our users rely on, even for a short period of time, could undermine our operations, and our business, financial condition and results of operations could be adversely affected.

Certain of our user metrics are subject to inherent uncertainties in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

Our MAUs as of a given date, which are defined as the number of user accounts that accessed the LINE messaging application or any LINE Game through mobile devices at least once during the preceding 30-day period, and our DAUs, which refers to the number of user accounts that accessed the LINE messaging application or any LINE Game through mobile devices at least once during a given day, are calculated using our internal data. While these numbers are based on what we believe to be reasonable estimates of our active user base for the applicable period of measurement, there are inherent challenges in measuring usage of our products and services across large online and mobile populations around the world. For example, each LINE account is linked to a mobile phone number and there may be multiple LINE accounts held by the same person if the person carries multiple smartphones and has chosen to download a LINE application on each smartphone.

We regularly review and may adjust our processes for calculating our internal metrics to improve their accuracy. Our measures of user growth and user engagement may differ from estimates published by third parties or from similarly-titled metrics of our competitors due to differences in methodology. If advertisers, platform partners or prospective investors do not perceive our user metrics to be accurate representations of our user base or user engagement, or if we discover material inaccuracies in our user metrics, our reputation may be harmed and platform partners and advertisers may be less willing to allocate their budgets or resources to our products and services.

Our business and operating results may be harmed by a disruption in our service due to failures in or changes to our systems, or by our failure to timely and effectively expand and adapt our technology and infrastructure.

Our reputation and ability to attract, retain, and serve our users is dependent in large part upon the reliable performance of LINE and our underlying technical infrastructure. Our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. We have experienced, and may in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors, hardware failure, capacity constraints due to an overwhelming number of people accessing our products and services simultaneously, computer viruses, denial of service or fraud or security attacks. Our technical infrastructure is also vulnerable to the risk of damage from natural disasters, such as earthquakes and typhoons, as well as from acts of terrorism or other criminal acts. Our services and products also incorporate software that is highly technical and complex. Our software has contained, and may now or in the future contain, undetected errors, bugs or vulnerabilities. Some errors in our software code may only be discovered after the code has been released.

In addition, a substantial portion of our network infrastructure is provided by third parties. Any disruption or failure in the services we receive from these providers could harm our ability to handle existing or increased traffic and could significantly harm our business. Any financial or other difficulties these providers face may also adversely affect our business, and we exercise little control over these providers, which increases our vulnerability to problems with the services they provide. In the event of a significant issue with the third-party network infrastructure supporting our network traffic, some of our products and services may become inaccessible or users may experience difficulties accessing our products and services. Any disruption or failure in our infrastructure could hinder our ability to handle existing or increased traffic on our platform, which could significantly harm our business.

As the number of our users increases and as our users generate and transmit increasing volumes of content, including photos and videos, we may be required to expand and adapt our technology and infrastructure to continue to reliably store and service such content. It may become increasingly difficult to maintain and improve the performance of our products and services, especially during peak usage times, as our products and services become more complex and our user traffic increases. In addition, we cannot provide assurance that we will be able to expand our data center infrastructure to meet user demand in a timely manner, or on favorable economic terms. If our users are unable to readily access LINE or access is disrupted, users may seek other service providers instead, and may not return to LINE or use LINE as often in the future. This would negatively impact our ability to attract users, platform partners and advertisers and increase engagement of our users. We expect to continue to make significant investments to maintain and improve the capacity, capability and reliability of our infrastructure. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed or continually develop our technology and infrastructure to accommodate actual and anticipated changes in our users’ needs, our business, financial condition and results of operations may be harmed.

If our security measures are breached, or if our products and services are subject to attacks that disrupt or deny the ability of users to access our products and services, our products and services may be perceived as not being secure and users and advertisers may curtail or stop using our products and services.

Our products and services involve the storage and transmission of users’ and advertisers’ confidential information, and security breaches expose us to a risk of loss of this information, ensuing potential liability and litigation. From time to time, we experience cyber-attacks of varying degrees. Although there has been no material instance where an unauthorized party was able to obtain access to our data or our users’ or advertisers’ data, there can be no assurance that we will not be vulnerable to cyber-attacks in the future. Our security measures may also be breached due to employee error, malfeasance or otherwise. Furthermore, outside parties may attempt to fraudulently induce employees, users or advertisers to disclose sensitive information in order to gain access to our data or our users’ or advertisers’ data or accounts, or may otherwise obtain access to such data or accounts. In addition, some platform partners may store information provided by our users through applications on the LINE platform or websites linked with LINE. If these third parties or platform partners fail to adopt or adhere to adequate data security practices or fail to comply with our terms and policies, or in the event of a breach of their networks, our users’ data may be improperly accessed or disclosed.

Since our users and advertisers may use their LINE accounts to establish and maintain online identities, unauthorized communications from LINE accounts that have been compromised may damage their reputations and brands as well as ours. Any such breach or unauthorized access could result in significant legal and financial exposure, damage to our reputation and a loss of confidence in the security of our products and services, which could have an adverse effect on our business, financial condition and results of operations. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs or the market perception of the effectiveness of our security measures is harmed, we could lose users and advertisers and we may incur significant legal and financial exposure, including legal claims and regulatory fines and penalties.

Our financial results are likely to continue to fluctuate from quarter to quarter, which makes our period-to-period results volatile and difficult to predict.

We emphasize growth and the increase in engagement of our user base over short-term financial results. Due in part to such focus, our quarterly financial results have fluctuated in the past and are likely to fluctuate in the future. As a result, you should not rely upon our past quarterly financial results as indicators of future performance. You should also take into account the risks and uncertainties frequently encountered by companies in rapidly evolving markets. Our financial results in any given quarter or fiscal period can be influenced by numerous factors occurring in a particular period, many of which we are unable to predict or are outside of our control, including:

•	the development and introduction of new products or services by us or our competitors, particularly the launching of mobile games and Stickers and their market acceptance;

•	our ability to attract and retain advertisers;

•	the growth of revenue sources as well as adjustments in fees charged to users and advertisers;

•	increases in marketing, sales and other operating expenses that we may incur to grow and expand our operations and to remain competitive;

•	seasonal fluctuations in spending by our advertisers and changes in the pricing of our advertisements and other products;

•	adverse litigation judgments, settlements or other litigation-related costs;

•	fluctuations in currency exchange rates and changes in the proportion of our revenue and expenses denominated in foreign currencies; and

•	changes in business or macroeconomic conditions.

We may not be able to effectively manage our growth, which would harm our business and profitability.

We continue to experience rapid growth in our personnel and operations, which will continue to place significant demands on our management and operational and financial infrastructure. We face significant competition for qualified staff, particularly software engineers, designers and product managers, from other

Internet and high-growth technology companies, and we may not be able to hire new employees quickly enough to meet our needs. As we continue to grow, we are subject to the risks of over-hiring, overcompensating our employees and over-expanding our operating infrastructure, and to the challenges of integrating, developing and motivating a rapidly growing employee base in various countries around the world. As our organization continues to grow and we are required to implement more complex organizational management structures, we may find it increasingly difficult to maintain the strengths of our corporate culture, including our ability to quickly develop and launch new products and services. If we fail to effectively manage our hiring needs and successfully integrate our new hires, our employee morale, productivity and retention could suffer.

We also expect to continue to invest in our infrastructure in order to enable us to provide our products and services rapidly and reliably to users around the world, including in countries where we do not expect significant near-term monetization. Continued growth could strain our ability to maintain reliable service levels for our users and advertisers, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. As a public company we will incur significant legal, accounting and other expenses that we did not incur as a private company. Managing our growth will require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, financial condition and results of operations would be harmed.

Our LINE mobile payment service may subject us to additional regulatory requirements and other risks that could be costly and difficult to comply with or that could harm our business.

As part of our efforts to diversify the payment options available for LINE users, in December 2014, we launched LINE Pay, our mobile payment service application, on both iOS and Android operating systems. LINE Pay allows our users to register their credit cards and make payments, regardless of their mobile carrier. Currently, LINE Pay is still in its initial stage and such payments can be made only on LINE Store, our web store accessible from smartphones and personal computers, to purchase products and services offered on the LINE platform. This credit card payment service is available globally outside of China and Korea. Our users in Japan can also make payments, remit funds to each other or, withdraw cash from any bank in Japan through LINE Pay by linking their accounts at select banks in Japan or adding money to their LINE Pay accounts from convenience stores or ATMs or through Internet banking. We plan to expand the scope of LINE Pay and increase the convenience of our users.

Depending on how our products and services as well as payment processes evolve, we may become subject to a variety of laws and regulations in Japan and elsewhere, including those governing money transmission, payment settlement, e-commerce, electronic funds transfers, anti-money laundering and counter-terrorist financing. In some jurisdictions, the application or interpretation of these laws and regulations is not clear. We are registered as a funds transfer service provider in Japan through LINE Pay Corporation, our subsidiary engaged in mobile payment service, which will generally require us to demonstrate compliance with many domestic laws in these areas. In the event that we are found to be in violation of any such legal or regulatory requirements, we may be subject to monetary fines or other penalties or sanctions such as a cease and desist order, or we may be required to make product changes, any of which could have an adverse effect on our business and financial results.

In addition, we may be subject to a variety of additional risks as a result of launching our mobile payment service, including:

•	increased operational costs and diversion of management time and effort and other resources to deal with fraudulent or failed transactions or customer disputes;

•	the impact on our relationships with existing payment processing service providers;

•	increased capital costs in building out the infrastructure;

•	potential fraudulent or otherwise illegal activity by users, platform partners, employees or third parties;

•	leakage of customers’ personal information and concerns over the use and security of collected information;

•	restrictions on the investment of consumer funds used to transact payments; and

•	additional disclosure and reporting requirements.

We depend on key senior management to operate our business and execute our business strategy, and if we are unable to attract, retain and motivate our senior management, our operations may be negatively affected.

Our ability to execute our strategy efficiently is dependent upon contributions from our key senior management. Our future success will depend on the continued service of our key executive officers and managers who possess significant expertise and knowledge of our industry. A limited number of individuals have primary responsibility for the management of our business, including our relationships with key platform partners. From time to time, there may be changes in our senior management team that may be disruptive to our business, and we may not be able to find replacement key personnel in a timely manner. Any loss or interruption of the services of these individuals, whether from retirement, loss to competitors or other causes, or failure to attract and retain other qualified new personnel, could prevent us from effectively executing our business strategy, cause us to lose key platform partner relationships, or otherwise materially affect our operations.

A downturn in macroeconomic conditions may result in reduced demand for our products and services.

Our business is sensitive to global economic conditions and depends on demand from our user base. There are many macroeconomic factors that influence consumer confidence and spending behavior, including the level of inflation and unemployment, fluctuations in energy prices and conditions in the real estate markets. Although there have been signs of global economic recovery in recent years, this recovery may be fragile and partially attributable to the effects of various government economic stimulus efforts. The sustainability of the global recovery is uncertain, particularly after the effects of these various government stimulus programs subside. In particular, there has been increased uncertainty in global economic conditions in light of concerns regarding the economic impact of the recently commenced scale-down by the U.S. Federal Reserve of its “quantitative easing” stimulus program, as well as the recent slowdown of economic growth in China and continuing financial difficulties affecting several European countries, including Cyprus, Greece, Spain, Portugal and Italy. In addition, economic and political instability in certain emerging economies, such as Thailand, Argentina and Ukraine, have resulted in an increase in volatility in the global financial markets. The outlook for the global economy in 2015 and beyond remains uncertain.

In recent years, the economic indicators in Japan, our largest market in terms of revenue and user base, have also shown mixed signs, and future growth of the Japanese economy is subject to many factors beyond our control. The current administration of Prime Minister Shinzo Abe, formed in late December 2012, has introduced policies to combat deflation and promote economic growth. In addition, the Bank of Japan introduced a plan for quantitative and qualitative monetary easing in April 2013. In part due to such efforts, the Japanese yen depreciated against the U.S. dollar and other major currencies in 2013, and the Nikkei Stock Average was volatile but substantially higher in 2013 than in prior years. However, the long-term impact of these policy initiatives on Japan’s economy remains uncertain. In addition, the occurrence of large-scale natural disasters, such as the March 2011 Great East Japan Earthquake and the related Fukushima Daiichi nuclear disaster, as well as an increase in the consumption tax rate, which took place in April 2014 with a further increase scheduled for October 2015, may also adversely impact the Japanese economy, potentially impacting consumer spending and advertising spending by businesses. Any future deterioration of the Japanese or global economy may result in a decline in consumption that would have a negative impact on demand for our products and services and their prices.

We may require additional capital to support our operations and the growth of our business, and we cannot be certain that financing will be available on reasonable terms when required, or at all.

From time to time, we may need additional financing to operate or grow our business. In the past, we have relied not only on debt financing but also proceeds from issuances of shares of our common stock to NAVER Corporation, our shareholder, as well as equity investment by NAVER Corporation into our subsidiary, LINE Plus Corporation, which has since become our wholly owned subsidiary through the Capital Reduction. Our ability to obtain additional financing, if and when required, will depend on investor and lender demand, our operating performance, the condition of the capital markets and other factors, and we cannot assure you that additional financing will be available to us on favorable terms, or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support the operation and growth of our business could be significantly impaired and our operating results may be adversely affected.

Future acquisitions and investments could harm our business, financial condition and results of operations.

Our success will depend, in part, on our ability to expand our products and services, and grow our business in response to changing technologies, user and advertiser demands, and competitive pressures. In some circumstances, we may determine to do so through the acquisition of complementary businesses and technologies rather than through internal development. The identification of suitable acquisition candidates can be difficult, time-consuming and costly, and we may not be able to successfully complete identified acquisitions. Our ability to acquire and integrate other companies and assets, particularly larger or more complex companies, products, or technologies, in a successful manner remains subject to uncertainty. Any completed acquisitions may not achieve our goals and could be viewed negatively by users, platform partners, advertisers or investors.

The risks we face in connection with acquisitions include:

•	diversion of management time and focus from operating our business to addressing acquisition and integration challenges;

•	challenges associated with the integration of product development and sales and marketing functions of the acquired company;

•	challenges associated with the retention of key employees from the acquired company;

•	cultural and operational challenges associated with integrating employees from the acquired company into our organization;

•	challenges associated with the integration of the acquired company’s accounting, management information, human resources and other administrative systems;

•	the need to implement or improve controls, procedures, and policies at a business that prior to the acquisition may have lacked effective controls, procedures and policies;

•	liability for activities of the acquired company before the acquisition, including intellectual property infringement claims;

•	unanticipated write-offs or charges; and

•	litigation or other claims in connection with the acquired company, including claims from terminated employees, customers, former shareholders or other third parties.

Our failure to address these risks or other problems encountered in connection with our past or future acquisitions or investments could cause us to fail to realize the anticipated benefits of these acquisitions or investments, cause us to incur unanticipated liabilities, or could otherwise harm our business generally. Future acquisitions could also result in dilutive issuances of our equity securities or the incurrence of debt, contingent liabilities, amortization expenses or incremental operating expenses.

Our business is subject to complex and evolving Japanese, U.S., Chinese and other foreign laws and regulations, and certain governments or regulators may seek to censor content offered on our platform. These laws, regulations and actions are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations or declines in user growth, user engagement or advertising engagement, restricted access to LINE or otherwise harm our business.

We are subject to a variety of laws and regulations in Japan, the United States and elsewhere that involve matters central to our business, including privacy, rights of publicity, data protection and protection of personal information, content regulation, intellectual property, competition, protection of minors, consumer protection and taxation. See “Regulation” for a discussion of various laws and regulations applicable to us. Many of these laws and regulations are still evolving and could be interpreted or applied in ways that could limit our business, particularly in the new and rapidly evolving industry in which we operate. The introduction of new products or services in our existing markets and the expansion of our business to other countries may subject us to additional laws and regulations.

A number of proposals are pending before legislative and regulatory bodies that could significantly affect our business. For example, regulation relating to the 1995 European Union Data Protection Directive is currently being considered by European legislative bodies that may include more stringent operational requirements for entities processing personal information and significant penalties for non-compliance. Similarly, there have been a number of recent legislative proposals in Japan and the United States that would impose new obligations in areas such as privacy and liability for copyright infringement by third parties that could affect liabilities associated with websites that publish user-generated content. The Japanese government is considering an amendment to the Act on the Protection of Personal Information of Japan (the “Act on the Protection of Personal Information”), including establishment of a new regulatory authority and self-regulatory organizations and introduction of new regulation on handling of anonymous personal data and transfer of personal information to foreign countries. The U.S. government, including the Federal Trade Commission and the Department of Commerce, has announced that it is reviewing the need for greater regulation for the collection of information concerning user behavior on the Internet, including regulation aimed at restricting certain online tracking and targeted advertising practices. Additionally, recent amendments to U.S. patent laws may affect the ability of companies, including us, to protect their innovations and defend against claims of patent infringement.

The only personal information that we currently require from our mobile users before allowing them to use our LINE platform is their mobile phone number. We may expand our collection of personal information in order to comply with new and additional regulatory demands or we may independently decide to do so. Having additional personal information may subject us to additional regulation, and governmental regulators have been applying increased scrutiny to social media companies in this respect. For example, some other social media companies have entered into settlement agreements and consent decrees with the U.S. Federal Trade Commission to resolve investigations into various incidents involving use of personal information and data. Additionally, if third parties we work with, such as advertisers or platform partners, violate applicable laws or our policies, such violations may also put our users’ information at risk and could in turn have an adverse effect on our business. Further, it is difficult to predict how existing laws and regulations will be applied to our business and the new laws and regulations to which we may become subject, and it is possible that they may be interpreted and applied in a manner that is inconsistent with our practices. For example, we believe that our products and services are not subject to regulations under the Act on Regulation on Soliciting Children by Using Opposite Sex Introducing Service on Internet of Japan, but there can be no assurance that we will not be subject to certain processes, administrative sanctions, fines or restrictions under such regulations in the future. Existing and proposed laws and regulations in any jurisdiction can be costly to comply with and can delay or impede the development of new products and services, result in negative publicity, significantly increase our operating costs, require significant time and attention of management and technical personnel and subject us to inquiries or investigations, claims or other remedies, including fines or demands that we modify or cease existing business practices.

It is also possible that governments or relevant regulators of one or more countries may seek to censor content offered on the LINE platform in their country, restrict access to LINE from their country entirely, or impose other restrictions that may affect the accessibility of LINE in their country for an extended period of time or indefinitely. For example, in China, message transmission service on our LINE messaging application, along with those of certain other non-Chinese service providers, was abruptly disrupted on July 1, 2014. As of the date of this prospectus, our services have been partially restored, but we do not know when our services will be fully restored. If our services are not fully restored in a timely manner, our efforts to expand our user base in the rapidly evolving, highly competitive Chinese market may be significantly harmed. In addition, China’s State Internet and Information Office recently issued new rules requiring users of mobile messaging services who open new “public accounts,” which allow the accountholder to post messages to broad groups, to register using their real names and agree to follow certain guidelines regarding how they use their public accounts. While these new rules may not directly impact our platform or services, increased focus on mobile messaging services by the Chinese government may result in other restrictions on access to our services. In the event that access to LINE is restricted, in whole or in part, in one or more other countries, our ability to retain or increase our user base and user engagement may be adversely affected, we may not be able to maintain or grow our revenue as anticipated, and our business, financial condition and results of operations could be adversely affected.

We are regulated as a telecommunications company under Japanese law. If our business were deemed to be a regulated telecommunications business in multiple jurisdictions, it would significantly increase our expenses and may require us to change our products and other aspects of our business in potentially detrimental ways.

We are regulated as a telecommunications company pursuant to Japanese law, and we have submitted required notifications to the Ministry of Internal Affairs and Communication of Japan. We are subject to the risk that, due to changes in telecommunications, e-commerce and other similar laws and regulations or in the application, interpretation or enforcement of both existing and future such laws and regulations, we may be required to comply with additional laws and regulations in Japan and in other jurisdictions. In addition, we are continually seeking ways to improve our products and services, which may involve from time to time upgrades or changes in the technological infrastructure on which our products and services are based and which could result in subjecting our activities to greater regulation in multiple jurisdictions. If we are required to comply with telecommunications, e-commerce and other similar laws and regulations in multiple jurisdictions, we would need to meet a number of obligations, which could vary from jurisdiction to jurisdiction, including new or enhanced compliance in the following areas:

•	licensing and notification requirements;

•	emergency calling requirements, including enhanced emergency calling through multi-line telephone systems;

•	universal service fund contribution requirements;

•	lawful interception or wiretapping requirements;

•	privacy and data retention and disclosure requirements;

•	limitations on our ability to use encryption technology;

•	disability access requirements;

•	consumer protection requirements and local dispute resolution requirements;

•	requirements related to customer support;

•	quality of service requirements;

•	provision of numbering directories;

•	numbering rules, including portability requirements;

•	directory and operator services; and

•	access and interconnection obligations.

If we are required to comply with telecommunications, e-commerce and other similar laws and regulations in multiple jurisdictions, it could affect our business in many ways and areas, including the following:

•	the cost and general impact of compliance would be substantial, may require significant investments and organizational changes and may erode or eliminate our pricing advantage over competing forms of communication and, potentially, our ability to compete effectively;

•	compliance may require us to make certain fundamental and potentially detrimental changes to the products and services we offer and the way we conduct business in certain countries, including withdrawing from markets;

•	compliance may be technically difficult or impossible;

•	we may need to change our distribution, marketing and sales activities;

•	we may need to terminate or restructure partnerships and other commercial agreements; and

•	we may need to establish a local presence in any given jurisdiction, sell our products through a local entity and be required to pay new or increased taxes in that jurisdiction.

Our intellectual property rights are valuable, and our inability to protect them could reduce the value of our products, services and brand.

Our trade secrets, trademarks, copyrights, patents and other intellectual property rights are important assets for us. We rely on, and expect to continue to rely on, a combination of confidentiality and license agreements with our employees, consultants and third parties with whom we have relationships, as well as trademark, trade dress, domain name, copyright, trade secret and patent laws, to protect our brand and other intellectual property rights. However, various events outside of our control may pose a threat to our intellectual property rights, as well as to our products, services and technologies. For example, we may fail to obtain effective intellectual property protection, or effective intellectual property protection may not be available in every country in which our products and services are available. In particular, the legal regimes relating to intellectual property rights in many of the countries in which we operate, including China, are limited and it is often difficult to effectively protect and enforce such rights in those countries. Also, the efforts we have taken to protect our intellectual property rights may not be sufficient or effective, and any of our intellectual property rights may be challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. There can be no assurance that our intellectual property rights will be sufficient to protect against others offering products or services that are substantially similar to ours and compete with our business.

We also rely on non-patented proprietary information and technology, such as trade secrets, confidential information, know-how and technical information. While in certain cases we have agreements in place with employees and third parties that place restrictions on the use and disclosure of this intellectual property, these agreements may be breached, or this intellectual property may otherwise be disclosed or become known to our competitors, which could cause us to lose competitive advantages resulting from this intellectual property. We are also pursuing registration of trademarks and domain names in Japan and in many jurisdictions outside of Japan. Effective protection of trademarks and domain names is expensive and difficult to maintain, both in terms of application and registration costs as well as the costs of defending and enforcing those rights. We may be required to protect our rights in an increasing number of countries, in a process that is expensive and may not be successful or which we may not pursue in every country in which our products and services are distributed or made available.

We are party to numerous agreements that grant licenses to third parties to use our intellectual property, including our trademarks. For example, some third parties distribute their content through LINE, embed LINE content in their applications, and make use of our trademarks in connection with their services. If the licensees of our trademarks are not using our trademarks properly, it may limit our ability to protect our trademarks and could ultimately result in our trademarks being declared invalid or unenforceable. There can be no assurance that we will be able to protect against the unauthorized use of our brand, trademarks or other assets. There is also a risk that one or more of our trademarks could become generic, which could result in them being declared invalid or unenforceable.

We also seek to obtain patent protection for some of our technology, and we have filed various applications in Japan and abroad for protection of certain aspects of our intellectual property and currently hold a number of issued patents in multiple jurisdictions. We may be unable to obtain patent or trademark protection for our technologies and brands, and our existing patents and trademarks, and any patents or trademarks that may be issued in the future, may not provide us with competitive advantages or distinguish our products and services from those of our competitors. In addition, any patents and trademarks may be contested, circumvented, or found unenforceable or invalid, and we may not be able to prevent third parties from infringing, diluting or otherwise violating them. Effective protection of intellectual property rights is expensive and difficult to maintain, both in terms of application and maintenance costs, as well as the costs of defending and enforcing those rights. Significant impairments of our intellectual property rights, and limitations on our ability to assert our intellectual property rights against others, could harm our business and our ability to compete.

We may become party to intellectual property rights claims in the future that are expensive and time consuming to defend, and, if resolved adversely, could have a significant impact on our business.

Technology companies own large numbers of patents, copyrights, trademarks and trade secrets, and frequently enter into litigation based on allegations of infringement, misappropriation or other violations of intellectual property or other rights. Many such companies, including many of our competitors, have substantially larger patent and intellectual property portfolios than we do, which could make us a target for litigation as we may not be able to assert counterclaims against parties that sue us for patent or other intellectual property infringement. In addition, various “non-practicing entities” that own patents and other intellectual property rights often attempt to aggressively assert claims in order to extract payments from technology companies. From time to time we receive claims from third parties which allege that we have infringed upon their intellectual property rights. Furthermore, from time to time we may introduce new products and services, including in areas where we currently do not have an offering, which could increase our exposure to patent and other intellectual property claims from competitors and non-practicing entities. Some of our agreements with advertisers, platform partners and data partners require us to indemnify them for certain intellectual property claims against them, which could require us to incur considerable costs in defending such claims, and may require us to pay significant damages in the event of an adverse ruling. Such advertisers, platform partners and data partners may also discontinue use of our products, services and technologies as a result of injunctions or otherwise, which could result in loss of revenue and adversely impact our business.

As we face increasing competition and gain an increasingly high profile, patents and other intellectual property claims against us may grow. There may be intellectual property or other rights held by others, including issued or pending patents, that cover significant aspects of our products and services, and we cannot be sure that we are not infringing or violating, and have not infringed or violated, any third-party intellectual property rights or that we will not be held to have done so or be accused of doing so in the future. Any claim or litigation alleging that we have infringed or otherwise violated intellectual property or other rights of third parties, with or without merit, and whether or not settled out of court or determined in our favor, could be time-consuming and costly to address and resolve, and could divert the time and attention of our management and technical personnel. Some of our competitors have substantially greater resources than we do and are able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. The outcome of any litigation is inherently uncertain, and there can be no assurance that favorable final outcomes will be obtained. In addition, plaintiffs may seek, and we may become subject to, preliminary or provisional rulings in the course of any such litigation, including potential preliminary injunctions requiring us to cease some or all of our operations. We may decide to settle such lawsuits and disputes on terms that are unfavorable to us. Similarly, if any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that may not be reversed upon appeal. The terms of such a settlement or judgment may require us to cease some or all of our operations or pay substantial amounts to the other party. In addition, we may have to seek a license to continue practices found to be in violation of a third party’s rights. If we are required or choose to enter into royalty or licensing arrangements, such arrangements may not be available on reasonable terms, or at all, and may significantly increase our operating costs and expenses. As a result, we may also be required to develop or procure alternative non-infringing technology or discontinue use of the technology. The development or procurement of alternative non-infringing technology could require significant effort and expense or may not be feasible. An unfavorable resolution of any disputes and litigation could adversely affect our business, financial condition and results of operations.

Fluctuation of the value of the Japanese yen against certain foreign currencies may have a material adverse effect on the results of our operations.

Our foreign operations’ functional currencies are not the Japanese yen, and the financial statements of our foreign operations prepared initially using their functional currencies are translated into Japanese yen. Since the currency in which sales are recorded may not be the same as the currency in which expenses are incurred, foreign exchange rate fluctuations may materially affect our results of operations. In 2013 and in the first six months of 2014, 13.3% and 22.1%, respectively, of our revenues were derived from markets outside of Japan, and we expect that an increasing portion of our revenues and expenses in the future will be denominated in currencies other than the Japanese yen. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by changes in the exchange rates of foreign currencies in which we conduct our business. We did not enter into any derivative contracts in 2013 or in the first six months of 2014 to hedge our foreign exchange risks, and fluctuation of the Japanese yen against certain foreign currencies may have a material adverse effect on our results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Market Risk — Exchange Rate Risk” for a discussion of our foreign currency exposure and sensitivity analysis.

We may have exposure to greater than anticipated tax liabilities.

Our income tax obligations are based on our corporate operating structure and intercompany arrangements, including the manner in which we develop, value, and use our intellectual property and the valuations of our intercompany transactions. The tax laws applicable to our business activities, including the laws of Japan and other jurisdictions, are subject to interpretation. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements, which could increase our worldwide effective tax rate and harm our financial position and results of operations. In addition, our future income taxes could be adversely affected by earnings being lower than anticipated in jurisdictions that have lower statutory tax rates and higher than anticipated in jurisdictions that have higher statutory tax rates, by changes in the valuation of our deferred tax assets and liabilities, or by changes in tax laws, regulations or accounting principles. We are subject to regular review and audit by tax authorities of various jurisdictions in which we operate. Any adverse outcome of such a review or audit could have a negative effect on our financial position and results of operations. In addition, the determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment by management, and there are many transactions where the ultimate tax determination is uncertain. Although we believe that our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

Risks Related to Our Initial Public Offering

Upon completion of this global offering, NAVER Corporation will own •% of the outstanding shares of our common stock and continue to have substantial control over us, which will limit your ability to influence the outcome of important corporate decisions, including transactions involving a change in control.

Upon completion of this global offering, NAVER Corporation will own —% of the outstanding shares of our common stock. As a result, NAVER Corporation will be able to influence or control matters requiring approval by our shareholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. NAVER Corporation may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may also have the effect of delaying, preventing or deterring a change in control of our company, could deprive our shareholders of an opportunity to receive a premium for their shares of our common stock as part of a sale of our company and might ultimately affect the market prices of shares of our common stock and ADSs. We have borrowing arrangements that contain restrictive covenants requiring NAVER Corporation to own at least 50.1% or 51.0%, as the case may be, of the outstanding shares of our common stock. As of November 30, 2014, we have aggregate outstanding borrowings of ¥8,492 million that remain subject to such restrictive covenants.

We also engage in a number of related party transactions with NAVER Corporation and our affiliates. See “Certain Relationships and Related Party Transactions” for a discussion of our transactions with such entities. In the event NAVER Corporation, a publicly traded company, undergoes a change of control or experiences financial and other difficulties, it may materially and adversely affect our business, financial condition and results of operations.

Our parent, NAVER Corporation, offers a variety of products and services to Internet users and advertisers, and the absence of contractually delineated spheres of operations means that competition and conflicts of interest between us and NAVER Corporation could arise in the future.

NAVER Corporation is publicly listed in Korea and also provides a variety of products and services to Internet users, mobile application users and advertisers. NAVER Corporation operates the largest search portal site in Korea and is actively seeking to develop products and services to enhance the experience of mobile Internet users. There is no contractual agreement between us and NAVER Corporation delineating our respective spheres of operation, and each company’s development team is actively introducing new services independently of the other’s. Current or future products and services offered by NAVER Corporation could compete with our own. NAVER Corporation’s business operations and the lack of contractual non-competition arrangements between NAVER Corporation and us could give rise to direct competition between us and conflicts regarding allocation of business opportunities and management and investment resources.

Overlapping management and business relationships with our parent company may adversely impact our business.

Some of our senior management have overlapping duties with NAVER Corporation. Out of our five directors, Mr. Hae Jin Lee, our chairman, also serves as chairman of the board of directors of NAVER Corporation, and Mr. In Joon Hwang, our principal financial officer, serves as director and chief financial officer of NAVER Corporation. In addition, out of our three corporate auditors, Mr. Jin Hee Kim is an executive officer of NAVER Corporation. These individuals have fiduciary duties to both NAVER Corporation and us under Korean and Japanese law, respectively. As a result, conflicts of interests may arise due to their dual roles, which may adversely impact our business.

An active public trading market for shares of our common stock or ADSs may not develop, and they may trade below the initial public offering price.

Prior to this initial public offering, there has been no public market for shares of our common stock or ADSs. We have applied to have our shares of common stock listed on the Tokyo Stock Exchange and will apply to have our ADSs listed on the New York Stock Exchange or NASDAQ Global Market. If active trading markets for shares of our common stock or ADSs do not develop after this global offering, the market prices and liquidity of shares of our common stock or ADSs may be materially and adversely affected. The initial public offering prices of shares of our common stock and ADSs were determined through negotiation between us and the underwriters, and these prices do not necessarily reflect the price at which investors in the market will be willing to buy and sell shares of our common stock or ADSs following this global offering. Investors in this global offering may experience a significant decrease in the market value of their investments regardless of our operating performance or prospects.

The market prices of shares of our common stock and ADSs may be volatile or may decline regardless of our operating or financial performance.

The market prices of shares of our common stock and ADSs following this global offering may fluctuate substantially and may be higher or lower than the initial public offering price. Market prices could be subject to wide fluctuations in response to various factors, many of which are beyond our control and may not be related to our operating or financial performance. These fluctuations could cause you to lose all or part of your investment since you might be unable to sell your shares at or above the price you paid in this global offering.

Factors that could cause fluctuations in the market prices of shares of our common stock and ADSs include the following:

•	price and volume fluctuations in the global stock markets from time to time;

•	changes in operating performance and stock market valuations of other technology sector companies generally, or those in our industry in particular;

•	sales of shares of our common stock by us or our parent company;

•	failure of securities analysts and credit rating agencies to maintain coverage of us, changes in financial estimates by securities analysts and credit rating agencies who follow our company, or our failure to meet these estimates or the expectations of investors;

•	the financial projections we may provide to the public (in the event we decide to provide any such projections), any changes in those projections or our failure to meet those projections;

•	announcements by us or our competitors of new products and services;

•	the public’s reaction to our and NAVER Corporation’s press releases, other public announcements as well as filings with the SEC and the Kanto Local Finance Bureau and timely disclosure of information required by the Tokyo Stock Exchange in our case and filings with the Korea Exchange in NAVER Corporation’s case;

•	rumors and market speculation involving us or other companies in our industry;

•	actual or anticipated changes in our results of operations or fluctuations in our results of operations;

•	actual or anticipated developments in our business, our competitors’ businesses or the competitive landscape generally;

•	litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	announced or completed acquisitions of businesses or technologies by us or our competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in tax laws and regulations as well as accounting standards, policies, guidelines, interpretations or principles;

•	any significant change in our management; and

•	general economic conditions and slow or negative growth of our markets.

In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This type of litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could subject U.S. investors in shares of our common stock or ADSs to adverse tax consequences, which may be significant.

We will be classified as a passive foreign investment company (“PFIC”) in any taxable year in which, after taking into account our income and gross assets (and the income and assets of our subsidiaries pursuant to applicable “look-through rules”) either (i) 75% or more of our gross income consists of certain types of “passive income” or (ii) 50% or more of the average quarterly value of our assets is attributable to “passive assets” (assets that produce or are held for the production of passive income). We believe that we were not a PFIC for U.S. federal income tax purposes in 2013 and do not expect to be a PFIC in 2014 or in subsequent taxable years. PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets. Because our belief is based in part on the expected market value of our equity, a decrease in the trading price of our common stock and/or ADSs following this offering may result in our becoming a PFIC. Additionally, the overall level of our passive assets will be significantly affected by changes in the amount of our cash, cash equivalents and securities held for investment, each of which may be classified as passive assets under the PFIC rules.

If we were to be or become classified as a PFIC, a U.S. Holder, as defined in “Taxation — United States Federal Income Taxation,” that does not make a “mark to market” election may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of shares of our common stock or ADSs and on the receipt of distributions on the shares of our common stock or ADSs to the extent such distribution is treated as an “excess distribution” under the U.S. federal income tax rules. We do not intend to provide holders with the information necessary to make a “QEF election” (as described below under “Taxation — United States Federal Income Taxation — Passive Foreign Investment Company”). Thus, a U.S. Holder seeking to mitigate the potential adverse effects of the PFIC rules should consider making a mark to market election. Additionally, if we were to be or become classified as a PFIC, a U.S. Holder of shares of our common stock or ADSs will be subject to additional U.S. tax form filing requirements, and the statute of limitations for collections may be suspended if it does not file the appropriate form. See “Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

There will be a gap of            business days between pricing and trading of our ADSs and a gap of            business days between pricing and trading of shares of our common stock, which means you will not be able to sell or otherwise trade shares of our common stock or ADSs during those periods.

The initial price to the public of shares of our common stock and ADSs sold in the global offering was determined on the date of this prospectus. In order to permit completion of the subscription period in Japan, however, ADSs offered in the global offering will not commence trading on the New York Stock Exchange or NASDAQ Global Market until            business days from the date of pricing. Trading of shares of our common stock on the Tokyo Stock Exchange will commence the business day immediately following the commencement of trading on the New York Stock Exchange or NASDAQ Global Market. Accordingly, you will not be able to sell or otherwise trade shares of our common stock or ADSs prior to the commencement of trading on such markets. In addition, you will not be able to withdraw shares of our common stock represented by your ADSs in exchange for the surrender of your ADSs prior to the commencement of trading of shares of our common stock on the Tokyo Stock Exchange.

A total of           , or           %, of shares of our common stock after this global offering will be restricted from immediate resale, but may be sold on a stock exchange in the near future. The large number of shares of our common stock eligible for future sale of our common stock could depress the market prices of the shares of our common stock and ADSs.

The market prices of the shares of our common stock and ADSs could decline as a result of sales of a large number of shares of our common stock or ADSs in the market after this initial public offering, and the perception that these sales could occur may also depress the market prices of the shares of our common stock and ADSs. We, the selling shareholder and certain of our directors, corporate auditors and other officers have agreed with the underwriters to restrictions on sales and other dispositions of shares of our common stock or ADSs during the period beginning on the date of this prospectus and ending on the date that is 180 days after the date of this prospectus. After the expiration of such restrictions, the selling shareholder or certain of our directors, corporate auditors or other officers may choose to sell all or a portion of their respective remaining shares of our common stock on the Tokyo Stock Exchange or otherwise in Japan or abroad. In addition, our board of directors will be able to issue and sell additional shares of our common stock within the unissued portion of our authorized share capital, generally without any shareholder vote. Any such sales could cause the prices of the shares of our common stock and ADSs to fall and may make it more difficult for you to sell your shares of our common stock or ADSs purchased in this global offering.

In making your investment decision, you should not rely on information in public media that is published by third parties. You should rely only on statements made in this prospectus in determining whether to purchase our shares.

You should carefully evaluate all of the information in this prospectus. We have in the past received, and may continue to receive, a high degree of media coverage, including coverage that is not directly attributable to statements made by our officers or employees, that incorrectly reports on statements made by our officers or employees, or that is misleading as a result of omitting information provided by us, our officers, or employees. You should rely only on the information contained in this prospectus (or in a related free writing prospectus) in determining whether to purchase the shares of our common stock or ADSs.

We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

We cannot specify with any certainty the particular uses of the net proceeds that we will receive from our initial public offering. The primary purposes of the global offering are financing our global expansion, which may include investment, acquisition or strategic cooperation to expand our user base or procure additional content for the LINE platform, as well as marketing new products and services and repaying outstanding debt. Currently, however, we have no agreements or commitments for particular uses of the net proceeds from this global offering, and our management may exercise discretion over the terms and timing of any future transaction in light of the changing needs of our business. The failure by our management to apply these funds effectively could harm our business and financial condition. We may invest the net proceeds from our initial public offering in a manner that does not produce income or that loses value.

If securities or industry analysts do not publish or cease publishing research or other reports about us, our business or our market, or if they adversely change their recommendations regarding an investment in us, the prices of the shares of our common stock and ADSs or their trading volume could decline.

The trading markets for the shares of our common stock and ADSs will be influenced by the research and other reports that securities or industry analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us adversely change their recommendation regarding an investment in us, or provide more favorable relative recommendations about our competitors, the prices of the shares of our common stock and ADSs would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the prices of the shares of our common stock and ADSs or their trading volume to decline.

We do not intend to pay dividends for the foreseeable future.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment if the market price of the shares of our common stock or ADSs increases.

We have a material weakness in our internal control over financial reporting. If we are not able to remediate the material weakness in our internal control over financial reporting or are unable to implement and maintain effective internal controls over financial reporting in the future, the accuracy and timeliness of our financial reporting may be adversely affected, which could cause investors to lose confidence in our reported financial information and may lead to a decline in the trading price of shares of our common stock and ADSs.

As a public company, we will be subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), the U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the listing standards of the New York Stock Exchange or NASDAQ Global Market, in each case as applicable to a foreign private issuer, which are different in some material respects from those required for a U.S. public company, as well as the reporting requirements under the Financial Instruments and Exchange Act of Japan (the “FIEA”) and the rules of the Tokyo Stock Exchange. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time consuming and costly, and place significant strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that public companies maintain effective disclosure controls and procedures and internal controls over financial reporting. For example, we will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in the second annual report we file with the SEC. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our independent registered public accounting firm has issued an opinion on our internal control over financial reporting. We are in the early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404.

A material weakness in our internal control over financial reporting existed as of December 31, 2013 and June 30, 2014. The Exchange Act Rule 12b-2 and Rule 1-02(p) of Regulation S-X define a material weakness as a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. During the second half of 2014, we identified errors in our accounting in connection with the overstatement of certain expenses, which in turn led to overdeduction of such expenses for income tax purposes in 2013, and the overstatement of marketing expenses in the six months ended June 30, 2014, both of which are related to related party transactions. In addition, we identified errors in our retrospective presentation of the Capital Reduction and acquisition of LINE Play Corporation from NAVER Corporation in the absence of clear authoritative guidance. We determined that such errors were caused by a material weakness, specifically in relation to related party transactions, in our internal control over financial reporting.

We are in the process of implementing measures designed to improve our internal control over financial reporting to remediate the control deficiency that led to our material weakness, including requiring a formal review of the contractual terms and conditions and a more stringent board and management approval process for any significant related party transaction. Although we plan to complete the remediation process as quickly as possible, we cannot at this time estimate how long it will take, and our initiatives may not prove to be successful in remediating the material weakness. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to remediate the control deficiency that led to the material weakness in our internal control over financial reporting or to avoid potential future material weaknesses. In addition, neither our management nor independent registered public accounting firm has ever performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act because no such evaluation has been required. Had we or our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional significant deficiencies or material weaknesses may have been identified.

If we are unable to successfully remediate any significant deficiency or material weakness in our internal control over financial reporting, or identify any additional significant deficiencies or material weaknesses that may exist, the accuracy and timing of our financial reporting may be adversely affected and investors may lose confidence in our financial reporting, and the price of shares of our common stock and ADSs may decline as a result. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the New York Stock Exchange or NASDAQ Global Market.

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we will be subject to the reporting requirements of the FIEA, the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the Tokyo Stock Exchange and the New York Stock Exchange or NASDAQ Global Market, and other applicable securities rules and regulations. We also plan to continue to prepare our consolidated financial statements in accordance with Japanese GAAP for Japanese reporting purposes, in addition to preparing our consolidated financial statements in accordance with IFRS, as issued by the IASB. Compliance with these rules and regulations will increase our legal and financial compliance costs and increase demand on our systems and resources. As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors, shareholders or third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results.

As a foreign private issuer, we are permitted to, and we intend to, rely on exemptions from certain SEC and New York Stock Exchange or NASDAQ Global Market corporate governance standards applicable to public U.S. companies. This may afford less protection to holders of shares of our common stock or ADSs.

We are exempted from certain corporate governance requirements of the SEC and New York Stock Exchange or NASDAQ Global Market by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by U.S. companies listed on the New York Stock Exchange or NASDAQ Global Market. See “Management — Corporate Governance.” The standards applicable to us are considerably different from the standards applied to public U.S. companies. For instance, we are not required to:

•	have a majority of the board be independent;

•	have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors;

•	have regularly scheduled executive sessions with only independent directors; or

•	adopt and disclose a code of ethics for directors, officers and employees.

We have relied on and intend to continue to rely on all of these exemptions for so long as we maintain our status as a foreign private issuer. In addition, we have a board of corporate auditors in lieu of an audit committee in accordance with applicable Japanese laws, which reliance on home country rules is permitted under Rule 10A-3(c)(3) of the Exchange Act for foreign private issuers, subject to certain requirements. As a result, you may not be provided with the benefits of certain corporate governance standards applicable to public U.S. companies.

Upon completion of this global offering, our parent, NAVER Corporation, will control a majority of the voting power of the outstanding shares of our common stock, making us a “controlled company” within the meaning of the New York Stock Exchange corporate governance rules and NASDAQ Global Market listing rules. As a controlled company, we are eligible to, and, in the event we no longer qualify as a foreign private issuer, we intend to, elect not to comply with certain of the New York Stock Exchange corporate governance standards, including the requirement that a majority of directors on our board of directors are independent directors and the requirement that our remuneration committee and our nominating and corporate governance committee consist entirely of independent directors, or with certain of NASDAQ Global Market listing rules, including the requirement that a majority of directors on our board of directors are independent directors and the requirement for independent director oversight of executive officer compensation and director nominations.

We are an “emerging growth company” and we cannot be certain whether the reduced requirements applicable to emerging growth companies will make our common stock and ADSs less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 effective on April 5, 2012 (the “JOBS Act”), and we may take advantage of certain exemptions from various requirements that are applicable to other public companies that are not emerging growth companies. Most of such requirements relate to disclosures that we would only be required to make if we cease to be a foreign private issuer in the future. Nevertheless, as a foreign private issuer that is an emerging growth company, we will not be required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for up to five fiscal years after the date of this offering. We will remain an emerging growth company until the earliest of: (a) the last day of our fiscal year during which we have total annual gross revenues of at least $1.0 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act. When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We cannot predict if investors will find our common stock and ADSs less attractive as a result of our reliance on exemptions under the JOBS Act. If some investors find our common stock and ADSs less attractive as a result, there may be a less active trading market for our common stock and ADSs and the market prices of shares of our common stock and ADSs may be more volatile.

If you purchase shares of our common stock or ADSs in our initial public offering, you will experience substantial and immediate dilution.

If you purchase shares of our common stock or ADSs in our initial public offering, you will experience substantial and immediate dilution in the pro forma net tangible book value per share of ¥           per share as of           , 2014 (assuming no exercise by the underwriters of the over-allotment option to acquire additional shares of our common stock or ADSs), based on an assumed initial public offering price of shares of our common stock of ¥           per share (equivalent to dilution of $           per ADS based on an assumed initial public offering price of $           per ADS), the midpoint of the price range on the cover page of this prospectus, because the price that you pay will be substantially greater than the pro forma net tangible book value per share or ADS of the shares of common stock or ADSs that you acquire. For more information, see “Dilution.” This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. You will experience additional dilution upon exercise of options to purchase shares of our common stock, or if we otherwise issue additional shares of our common stock or ADSs. As of June 30, 2014, we had stock options issued and outstanding representing the right to purchase 19,210,500 shares of common stock at a fixed price for a defined period of time.

Rights of shareholders under Japanese law may be different from rights of shareholders in other jurisdictions.

Our articles of incorporation and the Companies Act of Japan (the “Companies Act”) govern our corporate affairs. Legal principles relating to matters such as the validity of corporate procedures, directors’ and executive officers’ fiduciary duties and obligations and shareholders’ rights under Japanese law may be different from, or less clearly defined than, those that would apply to a company incorporated in any other jurisdiction. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the law of other countries. For example, under the Companies Act, only holders of 3% or more of our total voting rights or our outstanding shares are entitled to examine our accounting books and records. Furthermore, there is a degree of uncertainty as to what duties the directors of a Japanese joint stock corporation may have in response to an unsolicited takeover bid, and such uncertainty may be more pronounced than that in other jurisdictions.

Holders of ADSs have fewer rights than shareholders under Japanese law, and their voting rights are limited by the terms of the deposit agreement.

The rights of shareholders under Japanese law to take actions, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records, and exercising appraisal rights, are available only to shareholders of record. Because the depositary, through its custodian agents, is the record holder of the shares of our common stock underlying the ADSs, only the depositary can exercise those rights in connection with the deposited shares. ADS holders will not be able to bring a derivative action, examine our accounting books and records, or exercise appraisal rights through the depositary.

Holders of ADSs may exercise their voting rights only in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from them in the manner set forth in the deposit agreement, the depositary will make efforts to vote the shares underlying the ADSs in accordance with the instructions of ADS holders. The depositary and its agents may not be able to send voting instructions to holders of ADSs or carry out their voting instructions in a timely manner. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of ADSs may not be able to exercise their right to vote.

Holders of ADSs may not receive distributions on shares of our common stock or any value for them if it is illegal or impractical to make them available to such holders.

The depositary of our ADSs has agreed to pay holders of ADSs the cash dividends or other distributions it or the custodian for our ADSs receives on shares of common stock or other deposited securities after deducting its fees and expenses. Holders of ADSs will receive these distributions in proportion to the number of shares of our common stock that such ADSs represent. However, the depositary is not responsible for making such payments or distributions if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts made by the depositary. We have no obligation to take any other action to permit distributions on our common stock to holders of ADSs. This means that holders of ADSs may not receive the distributions we make on shares of our common stock if it is illegal or impractical to make them available to such holders. These restrictions may materially reduce the value of our ADSs.

Holders of ADSs may be subject to limitations on transfer of their ADSs.

ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We may amend the deposit agreement without consent from holders of ADSs and, if such holders disagree with our amendments, their choices will be limited to selling the ADSs or withdrawing the underlying shares of our common stock.

We may agree with the depositary to amend the deposit agreement without consent from holders of ADSs. If an amendment increases fees to be charged to ADS holders or prejudices a material right of ADS holders, it will not become effective until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, ADS holders are considered, by continuing to hold their ADSs, to have agreed to the amendment and to be bound by the amended deposit agreement. If holders of ADSs do not agree with an amendment to the deposit agreement, their choices will be limited to selling the ADSs or withdrawing the underlying shares of our common stock. No assurance can be given that a sale of ADSs could be made at a price satisfactory to the holder in such circumstances.

We are incorporated in Japan, and it may be more difficult to enforce judgments obtained in courts outside Japan.

We are incorporated in Japan as a joint stock corporation with limited liability. All of our directors are non-U.S. residents, and a substantial portion of our assets and the personal assets of our directors and corporate executive officers are located outside the United States. As a result, when compared to a U.S. company, it may be more difficult for investors to effect service of process in the United States upon us or to enforce against us, our directors or executive officers, judgments obtained in U.S. courts predicated upon civil liability provisions of the federal or state securities laws of the U.S. or similar judgments obtained in other courts outside Japan. There is doubt as to the enforceability in Japanese courts, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon the federal and state securities laws of the United States.

Our shareholders of record on a given record date may not receive the dividend they anticipate.

The customary dividend payout practice of publicly listed companies in Japan may significantly differ from that widely followed or otherwise deemed necessary or fair in foreign markets. We may ultimately determine any dividend payment amount to our shareholders of record as of a record date, including whether we will make any dividend payment to such shareholders at all, only after such record date. For that reason, our shareholders of record on a given record date may not receive the dividends they anticipate.

Dividend payments and the amount you may realize upon a sale of shares of our common stock or ADSs that you hold will be affected by fluctuations in the exchange rate between the U.S. dollar and the Japanese yen.

Cash dividends, if any, in respect of the shares of our common stock represented by our ADSs will be paid to the depositary in Japanese yen and then converted by the depositary into U.S. dollars, subject to certain conditions. Accordingly, fluctuations in the exchange rate between the Japanese yen and the U.S. dollar will affect, among other things, the amounts a holder of ADSs will receive from the depositary in respect of dividends, the U.S. dollar value of the proceeds that a holder of ADSs would receive upon sale in Japan of the shares of our common stock obtained upon surrender of ADSs and the secondary market price of ADSs. Such fluctuations will also affect the U.S. dollar value of dividends and sales proceeds received by holders of shares of our common stock.

Daily price range limitations imposed by the Tokyo Stock Exchange may prevent you from selling shares of our common stock at a particular price on a particular trading day, or at all.

Share prices on the Tokyo Stock Exchange are determined on a real-time basis by the balance between bids and offers. The Tokyo Stock Exchange is an order-driven market without specialists or market makers to guide price formation. To prevent excessive volatility, the Tokyo Stock Exchange sets daily upward and downward price range limitations for each listed stock based on the previous day’s closing price or any “special quote,” a price indicated by the Tokyo Stock Exchange to notify investors that there are orders beyond such price that may result in a large price fluctuation. Although transactions may continue at the upward or downward limit price if the limit is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell shares of our common stock at a price above or below the relevant daily limit may not be able to effect a sale at such price on a particular trading day, or at all.

Investors holding less than a full “unit” of shares will have limited rights as shareholders.

Our articles of incorporation provide that            shares of our common stock constitute one “unit.” As a result of the unit share system, ADS holders will only be permitted to surrender ADSs and withdraw underlying shares of our common stock constituting whole units. The Companies Act imposes significant restrictions and limitations on holders of shares of our common stock that do not constitute a whole unit. In general, holders of shares of our common stock constituting less than one unit do not have the right to vote with respect to those shares. For further discussion of the unit share system and its effect on the rights of our shareholders, see “Description of Capital Stock — Unit Share System.”

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the U.S. federal securities laws, which statements involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “should”, “could,” “target,” “project,” “contemplate,” “predict,” “potential,” “continue” or the negative of these words or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

•	our ability to attract and retain users and increase the level of engagement of our users;

•	our ability to improve user monetization;

•	our ability to successfully enter new markets and manage our global expansion;

•	our ability to compete in the global social network services market;

•	our ability to develop or acquire new products and services, improve our existing products and services and increase the value of our products and services in a timely and cost-effective manner;

•	our ability to maintain good relationships with platform partners and attract new platform partners;

•	our ability to attract advertisers to our platform and increase the amount that advertisers spend with us;

•	our expectations regarding our user growth rate and the usage of our mobile applications;

•	our ability to increase our revenues and our revenue growth rate;

•	our ability to timely and effectively scale and adapt our existing technology and network infrastructure;

•	our ability to successfully acquire and integrate companies and assets;

•	our future business development, results of operations and financial condition; and

•	the regulatory environment in which we operate.

You should read thoroughly this prospectus with the understanding that our actual future results may be materially different from and worse than what we currently expect. We qualify all of our forward-looking statements by these cautionary statements. The forward-looking statements made in this prospectus are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

This prospectus contains data related to the mobile Internet industry. These market data, including data from App Annie, IDC and Informa UK Ltd’s World Cellular Information Service (“WCIS”), include projections that are based on a number of assumptions. The mobile Internet industry may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may materially and adversely affect our business and the market price of our common shares and ADSs. In addition, the rapidly changing nature of the mobile Internet industry subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data proves to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update or revise any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information, future events or otherwise.

INDUSTRY DATA AND USER METRICS

This prospectus contains estimates and information concerning our industry, including market size and growth rates of the markets in which we participate, that are based on third-party industry publications and reports. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these third-party industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications and reports.

We review a number of metrics, including MAUs and DAUs, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. Our MAUs and DAUs are calculated using our internal data. While these numbers are based on what we believe to be reasonable estimates of our user base for the applicable period of measurement, there are inherent challenges in measuring usage of our products and services across large online and mobile populations around the world. For example, each LINE account is linked to a mobile phone number, and there may be multiple LINE accounts held by the same person if the person carries multiple smartphones and has chosen to download the LINE messaging application on each smartphone. In addition, our data regarding user geographic location for purposes of reporting the geographic location of our MAUs and DAUs is based on the mobile phone number associated with the account when a user initially registered the account on LINE. The phone number may not always accurately reflect a user’s actual location at the time of user engagement on our platform. See “Risk Factors — Risks Related to Our Business and Industry — Certain of our user metrics are subject to inherent uncertainties in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.”

We regularly review and may adjust our processes for calculating our internal metrics to improve their accuracy. Our measures of user growth and user engagement may differ from estimates published by third parties or from similarly-titled metrics of our competitors due to differences in methodology.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the sale of shares of our common stock (including shares represented by ADSs) in the global offering of approximately ¥            after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. This estimate is based upon the assumed initial offering price of ¥            per share in the global offering, which is the midpoint of the estimated offering price range shown on the front cover page of this prospectus. The international underwriters will purchase shares from us in Japanese yen, including for the portion of shares that will be represented by ADSs. If the Japanese underwriters and the international underwriters exercise in full their options to purchase up to an additional            shares and            shares, respectively, we estimate that we will receive net proceeds of approximately ¥            after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A ¥100 increase (decrease) in the assumed initial public offering price of ¥            per share would increase (decrease) the net proceeds of this offering to us by ¥           , assuming that the number of shares offered by us, as set forth on the front cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

The primary purposes of the global offering are financing our global expansion, which may include investment, acquisition or strategic cooperation to expand our user base or procure additional content for the LINE platform, as well as marketing new products and services. In addition, we may use a portion of the proceeds from this offering to repay an approximately ¥8,000 million loan, which accrues interest at an annual rate of 0.30% and matures in —; an approximately ¥5,000 million loan, which accrues interest at an annual rate of 0.30% and matures in —; an approximately ¥4,000 million loan, which accrues interest at an annual rate of 0.54% and matures in —; and an approximately ¥4,000 million loan, which accrues interest at an annual rate of 0.18% and matures in —.

We have no agreements or commitments for particular uses of the net proceeds from this global offering, and our management may exercise discretion over the terms and timing of any future transaction in light of the changing needs of our business. In the meantime, we intend to hold any net proceeds in cash or invest them in short-term, investment-grade, interest-bearing instruments.

We will not receive any of the proceeds from the sale of            shares of our common stock by the selling shareholder.

DIVIDEND POLICY

Since our inception, we have not declared or paid cash dividends on shares of our common stock. Any decision to pay dividends in the future will be subject to a number of factors, including our financial condition, results of operations, the level of our retained earnings, capital demands, general business conditions and other factors our board of directors may deem relevant. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Consequently, we cannot give any assurance that any dividends may be declared and paid in the future.

If declared, holders of outstanding shares of our common stock on a dividend record date will be entitled to the full dividend declared without regard to the date of issuance of the shares or any subsequent transfer of the shares. Payment of declared annual dividends in respect of a particular year, if any, will be made in the following year after approval by our shareholders at the annual general meeting of shareholders, subject to certain provisions of our articles of incorporation and the Companies Act. See “Description of Capital Stock — Restriction on Distribution of Surplus.”

Subject to the terms of the deposit agreement for the ADSs, you will be entitled to receive dividends on shares of our common stock represented by ADSs to the same extent as the holders of shares of our common stock, less the fees and expenses payable under the deposit agreement in respect of, and any Japanese tax applicable to, such dividends. See “Taxation — Japanese Taxation” and “Description of American Depositary Shares.” The depositary will generally convert the Japanese yen it receives into U.S. dollars and distribute the U.S. dollar amounts to holders of ADSs. Cash dividends on shares of our common stock, if any, will be paid in Japanese yen.

CAPITALIZATION

The following table sets forth our short-term borrowings and capitalization as of June 30, 2014:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the sale of shares of our common stock in the global offering (assuming no exercise of the over-allotment option) at an assumed initial public offering price of ¥ per share of our common stock and US$ per ADS, the midpoint of the estimated offering price ranges shown on the front cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2014
	Actual	As adjusted	Actual(1)	As adjusted(1)
	(In millions of yen and millions of U.S. dollars)
Short-term borrowings	¥8,212	¥	$81	$

Borrowing arrangement(2)	696		7
Corporate bonds	1,253		12

Shareholder’s equity:
Common stock, no par value; 400,000,000 shares authorized; 174,992,000 shares issued and outstanding, actual; and — shares issued and outstanding, as adjusted to give effect to the global offering(3)(4)	12,596		124
Share premium	6,237		62
Accumulated deficit	(3,728)		(37)
Accumulated other comprehensive income	236		2

Equity attributable to the shareholder of the Company	15,341		151

Non-controlling interest	66		1

Total shareholder’s equity	15,407		152

Total capitalization(5)	¥17,356	¥	$171	$

(1)	For convenience, the Japanese yen amounts are expressed in U.S. dollars at the rate of ¥101.28 to US$1.00, the noon buying rate in effect on June 30, 2014 as quoted by the Federal Reserve Bank of New York.

(2)	We entered into an arrangement with a financial institution, under which it provided funding, for which we are required to make monthly interest payments and principal repayments over the two-year contract period. See Note 15 of the notes to our annual consolidated financial statements and Note 8 of the notes to our interim condensed consolidated financial statements, appearing elsewhere in this prospectus.

(3)	Assumes no exercise of the underwriters’ overallotment options, and excludes 19,210,500 shares of our common stock issuable upon the exercise of outstanding stock options.

(4)	On July 28, 2014, our board of directors approved a 500-for-1 stock split of shares of our common stock, effective on such date. As a result, the authorized number of shares of our common stock increased from 800,000 shares to 400,000,000 shares and the number of outstanding shares of our common stock increased from 349,984 shares to 174,992,000 shares.

(5)	A ¥100 increase (decrease) in the assumed initial public offering price of ¥ per share of our common stock would increase (decrease) as adjusted total capitalization by approximately ¥ , after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the options of the Japanese and international underwriters to purchase              and              additional shares of our common stock from us, respectively, were exercised in full, as adjusted total shareholder’s equity and shares of our common stock outstanding as of June 30, 2014 would be ¥              and             , respectively.

DILUTION

If you invest in shares of our common stock or ADSs, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of our common stock or ADSs in this global offering and the net tangible book value per share or ADS immediately after the completion of this global offering. Dilution results from the fact that the initial public offering price per share is substantially in excess of the book value per share attributable to the existing shareholders for our presently outstanding shares. Our net tangible book value as of June 30, 2014 was approximately ¥            per share of common stock. Net tangible book value per share represents the amount of total tangible assets minus the amount of total liabilities, divided by the total number of shares of our common stock outstanding. Dilution is determined by subtracting net tangible book value per share, after giving effect to the additional proceeds we will receive from this global offering, from the assumed initial public offering price per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in such net tangible book value after June 30, 2014, other than to give effect to our sale of shares of our common stock in the global offering at the initial public offering price of ¥            per share after deduction of estimated underwriting discounts and commissions and estimated offering expenses payable by us and to give effect to the 500-for-1 stock split that became effective on July 28, 2014, our adjusted net tangible book value as of June 30, 2014 would have been ¥            per outstanding share. This represents an immediate increase in net tangible book value of ¥            per share to existing shareholders and an immediate dilution in net tangible book value of ¥            per share (equivalent to $            per ADS) to purchasers of shares of our common stock or ADSs in the global offering.

The following table illustrates such dilution on a per share of common stock basis:

Assumed initial public offering price per share of our common stock	¥
Net tangible book value per share of our common stock as of June 30, 2014	¥
Increase in net tangible book value per share of our common stock attributable to the sale of shares of our common stock in this global offering	¥

As adjusted net tangible book value per share of our common stock immediately after this global offering	¥

Dilution in net tangible book value per share of our common stock to new investors	¥

A ¥100 increase (decrease) in the assumed initial public offering price of ¥            per share would increase (decrease) our as adjusted net tangible book value per share after giving effect to the global offering by ¥            per share and the dilution in net tangible book value per share to new investors in the global offering by ¥            per share (equivalent to $            per ADS), assuming no change to the number of shares of our common stock offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

If the options of the Japanese and international underwriters to purchase            and            additional shares of our common stock, respectively, are exercised in full, the as adjusted net tangible book value per share, as adjusted to give effect to the global offering, would be ¥            per share, and the dilution in net tangible book value per share to new investors in the global offering would be ¥            per share (equivalent to $            per ADS).

The following table summarizes, as of June 30, 2014, the differences between our existing shareholder and the new investors purchasing shares of our common stock in the global offering with respect to the number of shares purchased, the total consideration paid, and the average price per share paid at an assumed initial public offering price of ¥            per share, which is the midpoint of the estimated offering price range set forth on the front cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares of common stock purchased			Total consideration			Average price per share of common stock
	Number	Percent		Amount	Percent
Existing shareholder			%	¥		%	¥
New investors

Total			%	¥		%	¥

A ¥100 increase (decrease) in the assumed public offering price of ¥            per share of our common stock would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and average price per share paid by all shareholders by ¥           , ¥            and ¥            per share, respectively, assuming a sale of            shares at ¥           , the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the options of the Japanese and international underwriters to purchase            and            additional shares of our common stock, respectively, are exercised in full, our existing shareholder would own           % and our new investors would own           % of the total number of our shares outstanding upon the completion of this global offering. The primary purposes of the global offering are financing our global expansion, which may include investment, acquisition or strategic cooperation to expand our user base or procure additional content for the LINE platform, as well as marketing new products and services and repaying outstanding debt.

The discussion and tables above also assume no exercise of any outstanding stock options. As of June 30, 2014, there were 19,210,500 shares issuable upon exercise of outstanding stock options. See “Management — Stock Options.” To the extent that any of these options are exercised, there will be further dilution to new investors.

EXCHANGE RATES

The table below sets forth, for the periods and dates indicated, the noon buying rate in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York, expressed in yen per US$1.00. Unless otherwise stated, the translations of yen into U.S. dollars in this prospectus have been made at the noon buying rate of the Federal Reserve Bank of New York in effect on June 30, 2014, which was ¥101.28 to US$1.00. We do not intend to imply that the yen or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or yen, as the case may be, at any particular rate, or at all.

	Noon Buying Rate
Period	Average (1)	Period End	High	Low
	(¥ per US$1.00)
2009	¥93.68	¥93.08	¥100.71	¥86.12
2010	87.78	81.67	94.68	80.48
2011	79.43	76.98	85.26	75.72
2012	80.10	86.64	86.64	76.11
2013	98.00	105.25	105.25	86.92
2014 (through December 19, 2014)	105.39	119.56	121.38	101.11
January	–	–	104.87	102.20
February	–	–	102.71	101.11
March	–	–	103.38	101.36
April	–	–	103.94	101.43
May	–	–	102.34	101.26
June	–	–	102.69	101.28
July	–	–	102.90	101.26
August	–	–	104.12	101.91
September	–	–	109.66	104.88
October	–	–	112.09	105.98
November	–	–	118.70	113.44
December (through December 19, 2014)	–	–	121.38	117.28

(1)	Calculated by averaging the exchange rates on the last business day of each month during the respective periods.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

We have prepared the following unaudited pro forma consolidated financial information for the year ended December 31, 2013 and as of and for the six months ended June 30, 2014, to give effect to the Capital Reduction which occurred on September 5, 2014 and resulted in our owning 100% of LINE Plus Corporation, as if LINE Plus Corporation were our wholly owned subsidiary since its establishment in February 2013. The following pro forma consolidated financial information has not been audited and has been furnished for illustrative purposes only. We therefore caution you not to place undue reliance on the following unaudited pro forma consolidated financial information.

It is important that you read the following unaudited pro forma consolidated financial information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other historical financial information included elsewhere in this prospectus. Our unaudited pro forma consolidated financial information for the year ended December 31, 2013 and as of and for the six months ended June 30, 2014 has been compiled, in all material respects, in accordance with IFRS as issued by the IASB.

Unaudited Pro Forma Interim Condensed Consolidated Statements of Financial Position

As of June 30, 2014

	(In thousands of yen)
	As restated	Pro Forma Adjustments		Pro Forma
Assets
Current assets
Cash and cash equivalents	14,868,855	(8,288,000	)(1)	6,580,855
Trade and other receivables	20,004,230	–		20,004,230
Other financial assets, current	740,000	–		740,000
Other current assets	2,713,117	–		2,713,117

Total current assets	38,326,202	(8,288,000)		30,038,202

Non-current assets	21,850,006	–		21,850,006

Total assets	60,176,208	(8,288,000)		51,888,208

Liabilities
Current liabilities	41,228,401	–		41,228,401

Non-current liabilities	3,540,879	–		3,540,879

Total liabilities	44,769,280	–		44,769,280

Shareholder’s equity
Share capital	12,596,198	–		12,596,198
Share premium	6,236,702	170,794	(2)	6,407,496
Accumulated deficit	(3,728,187)	(8,520,002	)(2)	(12,248,189)
Accumulated other comprehensive income	236,683	95,316	(2)	331,999

Equity attributable to the shareholder of the Company	15,341,396	(8,253,892)		7,087,504

Non-controlling interests	65,532	(34,108	)(2)	31,424	(2)

Total shareholder’s equity	15,406,928	(8,288,000)		7,118,928

Total liabilities and shareholder’s equity	60,176,208	(8,288,000)		51,888,208

(1)	This amount represents NAVER Corporation’s cumulative capital contribution which LINE Plus Corporation repaid on September 5, 2014.

(2)	These adjustments reflect the removal of the 40% interest held by NAVER Corporation in LINE Plus Corporation included in “Non-controlling interests,” and the related adjustments in shareholder’s equity to reflect our resulting 100% interest in LINE Plus Corporation. The pro forma non-controlling interests represent non-controlling interests in our other subsidiaries held by third parties.

Unaudited Pro Forma Condensed Consolidated Statements of Profit and Loss

For the year ended December 31, 2013

		(In thousands of yen)
	As restated	Pro Forma Adjustments		Pro Forma
Revenues and other operating income	40,424,762	–		40,424,762
Operating expenses	(47,482,851)	–		(47,482,851)

Loss from operating activities	(7,058,089)	–		(7,058,089)

Loss before tax from continuing operations	(7,872,749)	–		(7,872,749)
Income tax benefits	321,474	–		321,474

Loss for the year from continuing operations	(7,551,275)	–		(7,551,275)

Attributable to:
The shareholder of the Company	(1,834,057)	(5,717,218	)(1)	(7,551,275)
Non-controlling interests	(5,717,218)	5,717,218	(1)	–

				(In yen)
Earnings per share
Basic and diluted loss from continuing operations attributable to the shareholder of the Company	(10.48)	(32.67)		(43.15)

(1)	These adjustments reflect the removal of the 40% non-controlling interest held by NAVER Corporation in LINE Plus Corporation. As a result, all losses incurred by LINE Plus Corporation and its subsidiaries for the year ended December 31, 2013 attributable to NAVER Corporation were reclassified and presented as part of “Loss for the year attributable to the shareholder of the Company”.

Unaudited Pro Forma Interim Condensed Consolidated Statements of Profit and Loss

For the six months ended June 30, 2014

		(In thousands of yen)
	As restated	Pro Forma Adjustments		Pro Forma
Revenues and other operating income	36,558,030	–		36,558,030
Operating expenses	(32,381,713)	–		(32,381,713)

Profit from operating activities	4,176,317	–		4,176,317
Profit before tax from continuing operations	3,975,588	–		3,975,588
Income tax expenses	(2,964,118)	–		(2,964,118)

Profit for the period from continuing operations	1,011,470	–		1,011,470

Attributable to:
The shareholder of the Company	2,560,559	(1,549,089	)(1)	1,011,470
Non-controlling interests	(1,549,089)	1,549,089	(1)	–

				(In yen)
Earnings per share
Basic profit from continuing operations attributable to the shareholder of the Company	14.63	(8.85)		5.78
Diluted profit from continuing operations attributable to the shareholder of the Company	13.82	(8.36)		5.46

(1)	These adjustments reflect the removal of the 40% non-controlling interest held by NAVER Corporation in LINE Plus Corporation. As a result, all losses incurred by LINE Plus Corporation and its subsidiaries for the six months ended June 30, 2014 attributable to NAVER Corporation were reclassified and presented as part of “Profit for the period attributable to the shareholder of the Company”.

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

You should read the selected historical financial and operating data below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and related notes included in this prospectus.

We have restated our historical consolidated financial statements included in this prospectus, as described further in Note 35 of the notes to our annual consolidated financial statements and Note 20 of the notes to our interim condensed consolidated financial statements appearing elsewhere in this prospectus. Unless otherwise indicated, the financial information included throughout this prospectus reflects the impact of the restatements. The consolidated statement of financial position data as of December 31, 2012 and 2013 and the consolidated statement of profit or loss data for the years ended December 31, 2012 and 2013 have been derived from our audited consolidated financial statements and related notes included in this prospectus. These audited consolidated financial statements and the related notes have been prepared in accordance with IFRS as issued by the IASB. The consolidated statement of financial position data as of June 30, 2014 and the consolidated statement of profit or loss data for the six months ended June 30, 2013 and 2014 were derived from our unaudited consolidated financial statements and related notes included in this prospectus. The unaudited consolidated financial statements and related notes have been prepared on the same basis as the audited consolidated financial statements and related notes and reflect, in the opinion of management, all adjustments of a normal recurring nature that are necessary for a fair statement of unaudited consolidated financial statements.

Our audited consolidated financial statements as of and for the year ended December 31, 2013, together with comparative audited consolidated financial statements as of and for the year ended December 31, 2012, are the first consolidated financial statements prepared in accordance with IFRS. For periods up to and including the year ended December 31, 2012, we only prepared our consolidated financial statements in accordance with Japanese GAAP. Japanese GAAP differs in material respects from IFRS. For this reason, our financial information presented in accordance with Japanese GAAP, which we publish in Japan, is not directly comparable to our financial information prepared in accordance with IFRS included in this prospectus, and we have not included such information below or elsewhere in this prospectus. See Note 34 of the notes to our annual consolidated financial statements appearing elsewhere in this prospectus.

The information set forth below is not necessarily indicative of the results of future operations and the results in the first six months of 2014 are not necessarily indicative of results to be expected for the full year or any other period.

Consolidated Statement of Profit or Loss Data

	For the year ended December 31,			For the six months ended June 30,
	2012 (Restated)	2013 (Restated)	2013(1) (Restated)	2013 (Restated)	2014 (Restated)	2014(1) (Restated)
	(in millions of yen and millions of U.S. dollars, except share and per share data)
Revenues and other operating income:
Revenues	¥6,673	¥40,355	$398	¥14,546	¥36,538	$361
Other operating income	94	70	1	62	20	0

Total revenues and other operating income	6,767	40,425	399	14,608	36,558	361

Operating expenses:
Payment processing and licensing expenses	(1,977)	(9,730)	(96)	(4,164)	(8,495)	(84)
Employee compensation expenses	(3,929)	(8,460)	(84)	(3,583)	(7,428)	(73)
Marketing expenses	(599)	(17,214)	(170)	(4,094)	(7,314)	(72)
Infrastructure and communication expenses	(383)	(1,682)	(17)	(650)	(985)	(10)
Authentication and other service expenses	(1,028)	(4,828)	(48)	(1,734)	(3,327)	(33)
Depreciation and amortization expenses	(805)	(1,332)	(13)	(538)	(1,032)	(10)
Other operating expenses	(1,244)	(4,237)	(41)	(1,356)	(3,801)	(38)

Total operating expenses	(9,965)	(47,483)	(469)	(16,119)	(32,382)	(320)

Profit (loss) from operating activities	(3,198)	(7,058)	(70)	(1,511)	4,176	41

Finance income	70	67	1	34	18	0
Finance costs	(73)	(39)	(0)	(6)	(63)	(1)
Share of loss of associates	—	(243)	(2)	(110)	(41)	(0)
Gain (loss) on foreign currency transactions, net	234	(607)	(7)	50	(114)	(1)
Other non-operating income	—	7	0	7	—	—
Other non-operating expenses	(36)	—	—	—	—	—

Profit (loss) before tax from continuing operations	(3,003)	(7,873)	(78)	(1,536)	3,976	39

Income tax benefits (expenses)	(15)	322	3	(230)	(2,965)	(29)

Profit (loss) for the period from continuing operations	(3,018)	(7,551)	(75)	(1,766)	1,011	10

Profit from discontinued operations, net of tax	2,832	1,305	13	434	204	2

Profit (loss) for the period	¥(186)	¥(6,246)	$(62)	¥(1,332)	¥1,215	$12

Attributable to:
The shareholder of the Company	15	(529)	(5)	(237)	2,764	27
Non-controlling interests(2)	(201)	(5,717)	(57)	(1,095)	(1,549)	(15)

Earnings per share:
Basic profit (loss) for the period attributable to the shareholder of the Company	¥0.09	¥(3.02)	$(0.03)	¥(1.35)	¥15.80	$ 0.16
Diluted profit (loss) for the period attributable to the shareholder of the Company	—	—	—	—	14.92	0.15
Earnings per share from continuing operations
Basic profit (loss) from continuing operations attributable to the shareholder of the Company	(17.88)	(10.48)	(0.10)	(3.83)	14.63	0.15
Diluted profit (loss) from continuing operations attributable to the shareholder of the Company	—	—	—	—	13.82	0.14
Earnings per share from discontinued operations	17.97	7.46	0.07	2.48	1.17	0.01
Basic and diluted profit from discontinued operations attributable to the shareholder of the Company	—	—	—	—	1.10	0.01

Basic weighted average shares outstanding	157,565,943	174,992,000	174,992,000	174,992,000	174,992,000	174,992,000

Diluted weighted average shares outstanding	157,565,943	174,992,000	174,992,000	174,992,000	185,253,487	185,253,487

(1)	For convenience, the Japanese yen amounts are expressed in U.S. dollars at the rate of ¥101.28 per US$1.00, the noon buying rate of the Federal Reserve Bank of New York for Japanese yen in effect on June 30, 2014.

(2)	The non-controlling interests are mainly held by NAVER Corporation, our shareholder.

Consolidated Statement of Financial Position Data

	As of January 1, 2012 (Restated)	As of December 31,			As of June 30,
		2012 (Restated)	2013 (Restated)	2013 (Restated)	2014 (Restated)	2014 (Restated)
	(in millions of yen and millions of U.S. dollars)
Cash and cash equivalents	¥3,788	¥7,153	¥13,362	$132	¥14,869	$147
Trade and other receivables	4,681	8,007	11,815	117	20,004	198
Working capital	59	7,503	(1,968)	(19)	(2,902)	(29)
Property and equipment	2,283	7,504	8,111	80	9,527	94
Total assets	19,574	33,100	46,006	454	60,176	594
Total liabilities	14,689	12,935	33,020	326	44,769	442
Total shareholder’s equity	4,885	20,165	12,986	128	15,407	152
Equity attributable to the shareholder of the Company	4,781	20,083	11,369	112	15,341	151
Equity attributable to non-controlling interests	104	82	1,617	16	66	1

Supplemental Financial Information

	For the year ended December 31,			For the six months ended June 30,
	2012	2013	2013	2013	2014	2014
	(in millions of yen and millions of U.S. dollars)
Adjusted EBITDA(1)..	¥(2,362)	¥(4,922)	$(49)	¥(599)	¥6,464	$63
Adjusted profit (loss) for the period(1).	(2,987)	(6,747)	(67)	(1,392)	2,267	22

(1)	See “— Non-IFRS Measures” below.

Non-IFRS Measures

We use non-IFRS financial measures such as adjusted EBITDA and adjusted profit (loss) for the period in evaluating our financial and operating results and for financial and operational decision making purposes.

We believe that adjusted EBITDA and adjusted profit (loss) for the period help identify underlying trends in our business that could otherwise be distorted by the effect of the income or expenses that we exclude in calculating adjusted EBITDA and adjusted profit (loss) for the period. We believe that adjusted EBITDA and adjusted profit (loss) for the period provide useful information about our financial and operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision making.

Adjusted EBITDA and adjusted profit (loss) for the period should not be considered in isolation or construed as an alternative to profit (loss) from operating activities, profit (loss) for the period, cash flows or any other measure of performance or as an indicator of our financial or operating performance. Adjusted EBITDA and adjusted profit (loss) for the period presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents profit (loss) from operating activities (which excludes finance income, finance costs, share of profit or loss of associates, gain (loss) on foreign currency transactions, net, other non-operating income and expenses, income tax benefits or expenses and profit (loss) from discontinued operations, net of tax) before certain non-cash expenses, consisting of share-based compensation expenses and depreciation and amortization expenses.

Adjusted profit (loss) for the period represents profit (loss) for the period before share-based compensation expenses and profit (loss) from discontinued operations, net of tax.

The table below sets forth a reconciliation of our profit (loss) from operating activities to adjusted EBITDA for the periods indicated:

	For the year ended December 31,			For the six months ended June 30,
	2012	2013	2013	2013	2014	2014
	(in millions of yen and millions of U.S. dollars)
Profit (loss) from operating activities	¥(3,198)	¥(7,058)	$(70)	¥(1,511)	¥4,176	$41
Add: Share-based compensation expenses	31	804	8	374	1,256	12
Add: Depreciation and amortization expenses	805	1,332	13	538	1,032	10

Adjusted EBITDA	¥(2,362)	¥(4,922)	$(49)	¥(599)	¥6,464	$63

The following table sets forth a reconciliation of our profit (loss) to adjusted profit (loss) for the periods indicated:

	For the year ended December 31,			For the six months ended June 30,
	2012	2013	2013	2013	2014	2014
	(in millions of yen and millions of U.S. dollars)
Profit (loss) for the period	¥(186)	¥(6,246)	$(62)	¥(1,332)	¥1,215	$12
Add: Share-based compensation expenses	31	804	8	374	1,256	12
Subtract: Profit from discontinued operations, net of tax	(2,832)	(1,305)	(13)	(434)	(204)	(2)

Adjusted profit (loss) for the period	¥(2,987)	¥(6,747)	$(67)	¥(1,392)	¥2,267	$22

Selected Operating Data

The following tables present our selected operating data as of the dates indicated:

	As of
	Jan. 31, 2013	Mar. 31, 2013	Jun. 30, 2013	Sep. 30, 2013	Dec. 31, 2013	Mar. 31, 2014	Jun. 30, 2014
	(in millions)
MAUs(1)
Japan, Taiwan and Thailand	40	47	55	62	69	78	84
Others	17	26	36	59	65	76	82

Total	58	73	91	121	133	154	166
MAUs of LINE Games(2)	16	18	19	21	22	35	34

(1)	Represents the number of user accounts that accessed the LINE messaging application or any LINE Game through mobile devices at least once during the preceding 30-day period.

(2)	Represents the number of user accounts that accessed any LINE Game through mobile devices at least once during the preceding 30-day period.

	As of
	Jan. 31, 2013	Mar. 31, 2013	Jun. 30, 2013	Sep. 30, 2013	Dec. 31, 2013	Mar. 31, 2014	Jun. 30, 2014
	(in millions)
Cumulative downloads of applications offered on the LINE platform
Downloads of the LINE messaging application(1)	105	134	182	260	325	399	476
Downloads of LINE Games	66	98	150	195	240	317	372
Downloads of other LINE applications	40	57	79	100	123	144	167

Total	211	289	412	555	688	860	1,015

	For the month ended
	Jan. 31, 2013	Mar. 31, 2013	Jun. 30, 2013	Sep. 30, 2013	Dec. 31, 2013	Mar. 31, 2014	Jun. 30, 2014
	(in millions)
Actual downloads of applications offered on the LINE platform per period
Downloads of the LINE messaging application	12	29	49	77	65	74	77
Downloads of LINE Games	18	32	53	45	44	77	55
Downloads of other LINE applications	6	17	22	21	24	20	23

Total	36	77	123	143	133	172	155

We periodically review the cumulative downloads of the LINE messaging application as an indicator of our performance in acquiring new LINE platform users and the cumulative downloads of LINE Games and other applications as an indicator of the popularity and user acceptance of the games and other content we distribute through the LINE platform.

	For the month ended
	Jan. 31, 2013	Mar. 31, 2013	Jun. 30, 2013	Sep. 30, 2013	Dec. 31, 2013	Mar. 31, 2014	Jun. 30, 2014
	(in millions, except Sticker sets available)
Messages(2)
Daily average number of messages sent	963	1,403	1,801	2,050	2,197	2,860	3,100
Daily average number of messages received	1,812	3,105	3,917	4,257	4,715	6,519	8,071
Stickers(3)
Daily average number of Stickers sent	107	155	204	231	267	346	350
Total number of Sticker sets available on the LINE platform	131	163	225	289	351	428	3,881	(4)

(1)	As of June 30, 2014, the number of registered user accounts of the LINE messaging application, after adjusting for subsequent deregistration, was 354 million.

(2)	Includes text messages, voice messages, Stickers and photo, video, voice and text files sent and received, as well as free voice and video calls made and received, in each case using the LINE messaging application.

(3)	Includes Stickers offered on Creators Market and Sponsored Stickers.

(4)	Includes Stickers offered on Creators Market, which was launched in April 2014.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Historical Financial and Operating Data” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus.

Overview

We are a leading global platform for mobile messaging services and content distribution. Our mobile messaging application, which operates on all major mobile operating systems, enables our users to communicate through free instant messaging and voice and video calls. Our platform also provides access to a wide range of social and interactive content that satisfies our users’ everyday needs for access to information, mobile games and much more. Through the integration of this content with our messaging application, our users share their interests and have fun with their friends, which we believe ultimately deepens their relationships and enriches the user experience. For game developers and other content providers, we serve as a publishing and distribution platform for the direct sale of their products. Supported by our large user base and high level of user engagement, LINE also provides targeted and interactive marketing solutions that enable advertisers to promote their brands and amplify their visibility and reach.

Our focus has been on growing our user base and developing our platform into one that is capable of supporting rapid and sustainable growth in a highly evolving, fast-changing industry. In the past, we have experienced our largest user growth in Japan, Taiwan and Thailand, but more recently we have achieved significant user growth in other parts of the world. As of June 30, 2014, we had 166 million MAUs globally, with 84 million MAUs located in Japan, Taiwan and Thailand combined. According to App Annie, LINE was the fourth largest application publisher globally for the six-month period ended June 30, 2014 based on the number of Social/Communication downloads from Apple App Store and Google Play combined. At the same time, we have been focusing on increasing revenues generated from various participants active on the LINE platform. While our revenues have been derived primarily from games, Stickers and advertising services, we plan to continue to invest in product development and explore additional monetization opportunities in both our largest existing markets as well as in markets that we have entered more recently.

Our Global Footprint and Expansion

We have experienced rapid growth in our business since the introduction of the LINE mobile messaging application in June 2011. We first launched the LINE messaging application to the public in Japan, followed by launches in other Asian countries. We initially focused on building our user base in Japan, but shortly afterwards began to actively conduct marketing efforts in other parts of Asia, where we believed there was significant market potential based on the relatively low level of smartphone penetration and relatively large population size. Today, we believe LINE is the leading mobile messaging application in Japan, Taiwan and Thailand in terms of number of users, and we have obtained significant numbers of users in other parts of Asia, including Indonesia, China, India, Korea and Malaysia.

We have built on our early success in these markets and have pursued further global expansion outside of Asia, acquiring a significant number of users in markets such as Mexico, the United States, Spain and Colombia. We have achieved this growth through active marketing of LINE as well as customizing our content offerings to suit local preferences and needs. We continue to see opportunities for growth in our leading markets of Japan, Taiwan and Thailand as we enhance and expand our offering of products and services, but we also continue to strive to enhance our position in additional markets, including China, India, Indonesia and the United States, by localizing our products and engaging in targeted marketing.

Our growth and global expansion efforts entail increased expenses, including marketing expenses as we engage in active advertising and promotional campaigns to build our brand and further expand our global user base. We also face various challenges and risks relating to our global operations and expansion, such as our limited experience in operating in markets outside certain countries in Asia and increased competition from mobile applications and Internet service providers who have strong positions in particular markets and may continue to expand their geographic footprints. See “Risk Factors — Risks Related to Our Business and Industry — We plan to continue expanding our global operations into markets in which we have limited operating experience and, as a result, may become subject to increased business and economic risks, which could adversely affect our business, financial condition and results of operations.”

We anticipate that the growth rate of our active users will decline over time as the size of our active user base increases, and as we achieve higher market penetration rates, particularly in our leading markets of Japan, Taiwan and Thailand where we have achieved relatively high penetration rates. In regions outside of Japan, Taiwan and Thailand, growth rates in our MAUs have slowed in recent quarters in part due to increasing competition from established as well as new competitors. We continue to strive to attract and retain new users in new markets by investing in various product offerings available on the LINE platform as well as marketing initiatives. However, such increases in product development and marketing expenditures may not lead to a proportionate increase in our MAUs or revenue growth rates, which may adversely impact our results of operations. See “Risk Factors — Risks Related to Our Business and Industry — If we fail to retain existing users and add new users, or if our users decrease their level of engagement with LINE, our revenue, financial results and business may be significantly harmed.”

We believe that the scale and growth of our user base in many countries provide us with powerful network effects, whereby LINE becomes more valuable with more users and creates additional incentives for existing users to encourage new users to join and to stay connected to their circle of friends. We benefit from such network effects where more activity on LINE leads to the creation and distribution of more content, which in turn attracts more users, platform partners and advertisers. We will continue to invest in new products and services and enhancements to our existing products and services, with the goal of further expanding our global user base and increasing user engagement.

Our Monetization Model

We generate revenues in a variety of ways and from various participants active on the LINE platform. Our revenue is primarily generated from Stickers, games and advertising services on the LINE platform as well as from our web portals. We generated revenues of ¥40,355 million and loss for the year of ¥6,246 million in 2013 and generated revenues of ¥36,538 million and profit for the period of ¥1,215 million in the first six months of 2014.

Key Milestones

The following is a summary of our key product and service launches since June 2011:

Key Metrics

MAUs are a measure of the size of our active user base. We define MAUs as of a given date as the number of user accounts that accessed the LINE messaging application or any LINE Game through mobile devices at least once during the preceding 30-day period. Growth in our MAUs has been as follows:

Factors Affecting Our Financial Condition and Results of Operations

Our financial condition and results of operations have been and will continue to be materially affected by a number of factors and developments, some of which are outside of our control, including the following:

•	user growth;

•	user engagement;

•	monetization;

•	products and services innovation;

•	marketing and brand promotion;

•	competition; and

•	investment in talent.

User Growth

The growth in MAUs affects our revenues and financial performance by influencing the volume of transactions on LINE, the number of advertisers we are able to attract and the rates we can charge such advertisers, as well as our expenses. As of June 30, 2014, we had 166 million MAUs globally, including a total of 84 million MAUs in Japan, Taiwan and Thailand. We continue to pursue growth in our MAUs by focusing on the active marketing of LINE. For example, we try to incentivize additional users to exchange messages and add more friends through promotional events, as well as broaden the ways users can interact with their friends on our games and other content applications.

User Engagement

Changes in user engagement also affect our revenues and financial performance. Growth in user engagement enhances our ability to deliver relevant content to users and increase the opportunities for us to generate revenues. Growth in user engagement also generally results in increases in our expenses and capital expenditures required to support user activity. Our average DAUs in June 2014 represented approximately —% of our MAUs as of June 30, 2014.

We measure user engagement of communication products and services using various metrics, including daily average number of messages sent and received and daily average number of Stickers sent. While sending and receiving messages is free, when sending messages, our users often include in their messages purchased Stickers, which is our primary revenue source within our communication products offerings. In addition, these metrics affect the attractiveness of our LINE advertising products and services as a medium for advertisers, which in turn impacts our advertising revenue. Such metrics for the periods indicated were as follows:

	For the month ended
	Jan. 31, 2013	Mar. 31, 2013	Jun. 30, 2013	Sep. 30, 2013	Dec. 31, 2013	Mar. 31, 2014	Jun. 30, 2014
	(in millions)
Daily average number of messages sent.	963	1,403	1,801	2,050	2,197	2,860	3,100
Daily average number of messages received.	1,812	3,105	3,917	4,257	4,715	6,519	8,071
Daily average number of Stickers sent.	107	155	204	231	267	346	350

We measure user engagement of LINE Games primarily using MAUs of LINE Games. While downloading LINE Games is free, our active users often purchase in-game items to enhance their game experience, which is a key revenue source for us. The MAUs of LINE Games for the periods indicated are as follows:

	As of
	Jan. 31, 2013	Mar. 31, 2013	Jun. 30, 2013	Sep. 30, 2013	Dec. 31, 2013	Mar. 31, 2014	Jun. 30, 2014
	(in millions)
MAUs of LINE Games(1)	16	18	19	21	22	35	34

(1)	Represents the number of user accounts that accessed any LINE Game through mobile devices at least once during the preceding 30-day period.

Monetization

Our ability to monetize the increase in our user base and our users’ engagement with LINE is critical to our financial performance. We currently generate a substantial portion of our revenues from LINE Games, Stickers and our advertising products and services, including Official Accounts and Sponsored Stickers. Our strategy is to introduce additional LINE products and services in stages in individual markets to increase user engagement and increase revenues from users over time. We plan to continue to invest in product development, including localization of existing products and services for new markets, and explore ways to pursue additional monetization opportunities. For a discussion of our latest innovations, see “— Products and Services Innovation.”

We intend to invest in our global operations in order to increase monetization outside of our more established markets of Japan, Taiwan and Thailand. Although we have achieved significant global scale and user growth to date outside of such established markets, our user penetration and user engagement levels in these markets remain lower compared to our established markets. We generated 86.7% and 77.9% of our LINE business revenues from Japan in 2013 and in the first six months of 2014, respectively, and we expect to continue to derive a significant portion of our revenues from Japan in the near future. Certain global markets are not as familiar with mobile messaging applications or with new forms of digital advertising, such as our Official Accounts and Sponsored Stickers. In such markets, we are investing in marketing efforts to help our users and advertisers understand and take advantage of the benefits of products and services offered on the LINE platform.

Products and Services Innovation

Our ability to increase the size of our user base and engagement of our users, attract platform partners and advertisers and generate revenues will depend in part on our ability to create successful new products and services, both independently and in conjunction with third parties. We plan to continue to make significant investments in product development and, from time to time, we may acquire companies to further enhance our products, services and technical capabilities.

As part of our efforts to provide innovative products and services, we launched Business Connect in July 2014, which enables our business partners to develop customized applications that can be offered on the LINE platform, such as customer relationship management solutions. We launched LINE Mall, a mobile marketplace where LINE users can buy and sell products and services, in Japan in December 2013 (Android version) and March 2014 (iOS version) and in Thailand in July 2014. We also launched LINE Premium Call, a low cost VoIP service that enables LINE users in select countries to make domestic and international voice calls from the LINE messaging application to mobile and fixed-line phone users globally, in March 2014. Our operating results have been, and will continue to be, affected by our ability to stimulate customer demand for new and upgraded products and to anticipate and respond to emerging customer preferences and demands by ensuring continuing and timely development of new products and services, as well as enhancements to existing products and services.

Marketing and Brand Promotion

As we continue to increase our global footprint, we engage in active marketing campaigns to build our brand and expand our global user base. We utilize television commercials and Internet and mobile advertising, often targeting younger generation users. Our marketing expenses, which consist primarily of costs related to advertising on mass media (primarily television advertising) and advertising on mobile applications, but excluding personnel-related costs of our marketing staff, were ¥599 million, ¥17,214 million and ¥7,314 million in 2012, 2013 and the first six months of 2014, respectively. While we believe that our ability to grow through network effects will be fundamental to our growth, we expect to continue to invest significantly in marketing activities to further promote the growth we have experienced to date as we enter new markets and seek to expand our presence in existing markets.

Competition

We compete against many companies in different industries and markets to attract and engage users and for advertiser spending. See “Business — Competition.” We must compete effectively for users and advertisers in order to grow our business and increase our revenues. Scale benefits and other advantages may allow our competitors to respond more quickly and effectively than us to a rapidly evolving environment in the mobile Internet industry, including industry consolidation that may result in increased competition. We will continue to invest in our products and services for users and advertisers and to grow our active user base in order to address the competitive challenges in our industry. As part of our strategy to improve our products and services, we may acquire other companies to add talent or complementary products and technologies.

Investment in Talent

We intend to continue to invest in hiring and retaining talented employees to grow our business and increase our revenues. We had 1,579 full-time employees as of June 30, 2014, compared to 1,212 as of December 31, 2013. We expect to increase our personnel for the foreseeable future as we continue to invest in the growth of our business. We have also made and intend to continue to make acquisitions that increase the number of our engineers, designers, product managers and other personnel with specific technology expertise. In addition, we must retain our high-performing personnel in order to continue to develop, sell and market our products and services and manage our business.

We offer stock options for our directors and employees. For a discussion of our stock options, see Note 27 of the notes to our annual consolidated financial statements and Note 14 of the notes to our interim condensed consolidated financial statements appearing elsewhere in this prospectus and “—Critical Accounting Judgments, Estimates and Assumptions — Share-based Payments and Valuation of Our Share Capital.” The stock options vest upon the satisfaction of service conditions. In connection with our stock option awards, we recorded expenses of ¥31 million, ¥804 million and ¥1,256 million in 2012, 2013 and the first six months of 2014, respectively.

Major Components of Results of Operations

We generate revenues from our LINE business and portal business. Revenues from our LINE and portal businesses primarily consist of revenues from communication products and services on LINE, content on LINE, advertising on LINE and advertising on our livedoor and Matome portal sites.

Revenues

The following sets forth the components of our revenues, and their percentages of total revenues, for the periods indicated:

	For the year ended December 31,				For the six months ended June 30,
	2012		2013		2013		2014
	(in millions of yen)	(in percentage)	(in millions of yen)	(in percentage)	(in millions of yen)	(in percentage)	(in millions of yen)	(in percentage)
Communication and content:
Communication	¥2,063	30.9%	¥10,103	25.0%	¥4,297	29.5%	¥8,177	22.4%
Content	600	9.0	18,157	45.0	6,065	41.7	17,482	47.8
Others(1)	35	0.5	669	1.7	154	1.1	553	1.5

Sub-total	2,698	40.4	28,929	71.7	10,516	72.3	26,212	71.7
Advertising:
LINE advertising	445	6.7	5,382	13.3	1,432	9.8	6,117	16.7
Portal advertising	3,530	52.9	6,044	15.0	2,598	17.9	4,209	11.5

Sub-total	3,975	59.6	11,426	28.3	4,030	27.7	10,326	28.3

Total	¥6,673	100.0%	¥40,355	100.0%	¥14,546	100.0%	¥36,538	100.0%

(1)	Others include royalty revenues related to LINE characters’ copyrights.

•	Communication. Revenues from communication primarily consist of sales of Stickers. We recognize Sticker revenues at the time of purchase and over an estimated usage period which reflects end user usage patterns.

In the case of purchases of our virtual credits, revenues are not recognized when our users purchase virtual credits but rather when they use such virtual credits. When virtual credits are redeemed for the purchase of Stickers (or in-game items for games internally developed by us as described below), the credits redeemed are recognized as revenues over the estimated usage periods of Stickers (or in-game/in-app virtual items in the case of games/applications internally developed by us as described below).

•	Content. Revenues from content primarily consist of revenues from LINE Games.

For games developed by third-party game developers, revenues are recognized at the time of purchase of in-game items and over the contract periods during which such games are accessible on the LINE platform. We recognize the net proceeds we receive as our revenue, which are equivalent to the total consideration paid by users less processing fees paid to payment processing service providers and the amounts paid to third-party game developers. For a discussion of our services provided to third-party game developers, see Note 3(20) of the notes to our annual consolidated financial statements and Note 3 of the notes to our interim condensed consolidated financial statements, appearing elsewhere in this prospectus.

For games/applications internally developed by us, revenues are recognized at the time our users purchase in-game/in-app items and over the estimated periods of their use. We recognize the amounts of total consideration paid by users as our revenues. Processing fees paid to payment processing service providers are recognized as part of our operating expenses as described below.

•	LINE advertising. Revenues from LINE advertising primarily consist of fees from Official Accounts and Sponsored Stickers. For Official Accounts, we recognize monthly fees in the month services are rendered and, in certain jurisdictions where we also charge a one-time registration fee, such fee over the period of the advertising contract. For Sponsored Stickers, we provide marketing and design services and recognize revenues from such services over the advertising contract period.

•	Portal advertising. Revenues from portal advertising primarily consist of advertising fees and subscription fees from our livedoor and Matome portal sites. We recognize advertising revenues over the advertising contract period. See “Business — LINE Platform — Advertising Products and Services — Portal Advertising” for a discussion of our livedoor and Matome portals.

Operating Expenses

The following are the principal components of our operating expenses:

•	Payment processing and licensing expenses. Payment processing and licensing expenses consist primarily of (i) processing fees paid to Apple and Google, our payment processing service providers, incurred from the sale of virtual items for internally developed games and Stickers, and (ii) licensing fees paid to owners of third-party content used in Stickers and other products and services.

•	Employee compensation expenses. Employee compensation expenses are our personnel-related costs, including salaries, benefits and share-based compensation.

•	Marketing expenses. Our marketing expenses consist primarily of costs related to (i) advertising on mass media, primarily television advertising and (ii) advertising on mobile applications. To a lesser extent, we also incur marketing expenses related to brand promotional events. Our marketing expenses do not include compensation expenses of our marketing personnel, which are included in employee compensation expenses.

•	Infrastructure and communication expenses. Infrastructure and communication expenses consist primarily of co-location charges incurred by us that are required for operation of the LINE platform and data centers, including fees for data transmission, data center infrastructure fees for maintenance of a suitable operating environment, server rental fees and server connection fees.

•	Authentication and other service expenses. Authentication and other service expenses primarily relate to (i) fees paid for mobile phone number authentication services, (ii) fees paid for server maintenance activities and (iii) fees paid to customer service center operators, each of which we have outsourced to third parties.

•	Depreciation and amortization expenses. Depreciation and amortization expenses primarily relate to depreciation of property and equipment, which is computed using the straight-line method based on the depreciable amount of the assets over their respective useful lives.

We plan to continue to expand our business globally. We plan to continue increasing the capacity and enhancing the capability and reliability of our infrastructure to support user growth and increased activity on our LINE platform. We also plan to continue to invest in marketing activities to increase brand awareness, promote launching of new services, such as LINE Premium Call and LINE Mall, and expand our user base and advertiser base. Some of our operating expenses, such as employee compensation expenses, are relatively fixed, and other expenses, such as marketing expenses, may not directly correspond to revenues in the same period. We expect that our operating expenses will increase for the foreseeable future and may vary in the near term from period to period as a percentage of revenues.

Finance Income and Finance Costs

Our finance income consists of interest income, and our finance costs consist of interest expense.

Income Tax Benefits (Expenses)

Our income tax benefits (expenses) mainly consist of current income taxes in Japan and Korea, and deferred income taxes and changes in the related valuation allowance reflecting the net tax effects of temporary differences between the carrying amounts of assets and liabilities in each of these jurisdictions for financial reporting purposes and the amounts used for income tax purposes. Under Japanese tax regulations that took effect on April 1, 2014, the statutory tax rate applicable to corporations will be reduced from 38.0% to 35.6% for taxable years beginning on or after April 1, 2014. Under current Korean tax regulations, the statutory tax rate is approximately 22.0%. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to the period when the assets are realized or the liabilities are settled.

Profit from Discontinued Operations, Net of Tax

Prior to April 1, 2013, we were engaged in the development and distribution of online games through our Hangame business along with its related entities, including NHN Search Technology Corporation, NHNST Japan Corporation, Sync Corporation, Mediator Corporation and our 49.95% interest in Smartphone Contents Investment Limited Partnership. On February 13, 2013, we publicly announced our decision to dispose of our Hangame business and related entities, and they were classified as discontinued operations. The Hangame business and related entities were transferred to a new entity, NHN Japan Corporation, which specializes in Internet and gaming services. We disposed of all of our ownership interest in NHN Japan Corporation by transferring all of the related shares in the form of a non-cash dividend to NAVER Corporation at book value, which was completed on April 1, 2013. The book value of NHN Japan Corporation was ¥8,652 million at the time of distribution, and no disposal gain or loss was recorded for financial accounting purposes although the transaction did entail a gain for income tax purposes.

On September 30, 2013, we publicly announced our decision to dispose of our online match-making service business, which was also classified as discontinued operations. We completed the disposition on December 2, 2013 by selling all related assets and liabilities of the business to an unrelated third party and recognized a gain of ¥739 million (prior to income taxes on disposal).

On September 19, 2014, our board of directors approved a plan to dispose of our data management business which consisted of data storage and server hosting services. The operations of the data management services business were classified as discontinued operations on September 19, 2014, and the disposition was completed on September 30, 2014 through a sale to a subsidiary of NHN Entertainment Corporation, an online game portal company that was spun off from NAVER Corporation in August 2013.

The results of the above discontinued operations for 2012 and 2013 and the first six months of 2013 and 2014 were as follows:

	For the year ended December 31,		Changes		For the six months ended June 30,		Changes
	2012	2013	Amount	%	2013	2014	Amount	%
	(in millions of yen)			(in percentage)	(in millions of yen)			(in percentage)
Revenues	¥24,692	¥11,275	¥(13,418)	(54.3)%	¥7,743	¥2,416	(5,327)	(68.8)%
Other income	94	60	(34)	(36.2)	57	0	(57)	(99.7)
Expenses	(22,124)	(9,631)	12,494	(56.5)	(6,648)	(2,039)	4,609	(69.3)
Gain on the disposal of discontinued operations(1)	—	739	739	N/A (2)	—	—	—	N/A (2)
Profit before tax from discontinued operations	2,662	2,443	(218)	(8.2)	1,152	377	(775)	(67.3)
Income taxes on ordinary activities	170	(681)	(852)	N/A (2)	(430)	(173)	257	(59.8)
Income taxes on distribution and disposal(3)	—	(457)	(457)	N/A (2)	(288)	—	288	N/A (2)

Profit for the period from discontinued operations	¥2,832	¥1,305	¥(1,527)	(53.9)%	¥434	¥204	(230)	(53.0)%

(1)	The gain is related to the disposal of the online match-making service business.

(2)	N/A means not applicable.

(3)	The divestiture of NHN Japan Corporation was accounted for as a transaction under common control and, accordingly, no disposal gain or loss was recorded for financial accounting purposes. However, the divestiture was deemed to be a transfer of assets for income tax purposes, and hence, was a taxable transaction. Accordingly, we incurred ¥288 million of income tax expense on the gain on sale. The remaining ¥169 million of income tax expense relates to the gain on sale of the online match-making services business.

For further information regarding such discontinued operations, see Note 23 of the notes to our annual consolidated financial statements and Note 11 of the notes to our interim condensed consolidated financial statements, appearing elsewhere in this prospectus.

Results of Operations

The following table presents our selected statements of profit or loss data for the periods indicated.

	For the year ended December 31,		For the six months ended June 30,
	2012 (Restated)	2013 (Restated)	2013 (Restated)	2014 (Restated)
	(in millions of yen)
Revenues and other operating income:
Revenues	¥6,673	¥40,355	¥14,546	¥36,538
Other operating income	94	70	62	20

Total revenues and other operating income	6,767	40,425	14,608	36,558

Operating expenses:
Payment processing and licensing expenses	(1,977)	(9,730)	(4,164)	(8,495)
Employee compensation expenses	(3,929)	(8,460)	(3,583)	(7,428)
Marketing expenses	(599)	(17,214)	(4,094)	(7,314)
Infrastructure and communication expenses	(383)	(1,682)	(650)	(985)
Authentication and other service expenses	(1,028)	(4,828)	(1,734)	(3,327)
Depreciation and amortization expenses	(805)	(1,332)	(538)	(1,032)
Other operating expenses	(1,244)	(4,237)	(1,356)	(3,801)

Total operating expenses	(9,965)	(47,483)	(16,119)	(32,382)

Profit (loss) from operating activities	(3,198)	(7,058)	(1,511)	4,176

Finance income	70	67	34	18
Finance costs	(73)	(39)	(6)	(63)
Share of loss of associates	—	(243)	(110)	(41)
Gain (loss) on foreign currency transactions, net	234	(607)	50	(114)
Other non-operating income	—	7	7	—
Other non-operating expenses	(36)	—	—	—

Profit (loss) before tax from continuing operations	(3,003)	(7,873)	(1,536)	3,976

Income tax benefits (expenses)	(15)	322	(230)	(2,965)

Profit (loss) for the period from continuing operations	(3,018)	(7,551)	(1,766)	1,011

Profit from discontinued operations, net of tax	2,832	1,305	434	204

Profit (loss) for the period	¥(186)	¥(6,246)	¥(1,332)	¥1,215

The following table presents our selected statements of profit or loss data as percentages of total revenues for the periods indicated.

	For the year ended December 31,		For the six months ended June 30,
	2012	2013	2013	2014
	(in percentages)
Revenues and other operating income:
Revenues	100.0%	100.0%	100.0%	100.0%
Other operating income	1.4	0.2	0.4	0.1

Total revenues and other operating income	101.4	100.2	100.4	100.1
Operating expenses:
Payment processing and licensing expenses	(29.6)	(24.1)	(28.6)	(23.3)
Employee compensation expenses	(58.9)	(21.0)	(24.6)	(20.3)
Marketing expenses	(9.0)	(42.7)	(28.1)	(20.0)
Infrastructure and communication expenses	(5.7)	(4.2)	(4.5)	(2.7)
Authentication and other service expenses	(15.4)	(12.0)	(11.9)	(9.1)
Depreciation and amortization expenses	(12.1)	(3.3)	(3.7)	(2.8)
Other operating expenses	(18.6)	(10.4)	(9.4)	(10.4)

Total operating expenses	(149.3)	(117.7)	(110.8)	(88.6)

Profit (loss) from operating activities	(47.9)	(17.5)	(10.4)	11.4

Finance income	1.1	0.2	0.2	0.0
Finance costs	(1.1)	(0.1)	(0.0)	(0.2)
Share of loss of associates	—	(0.6)	(0.7)	(0.1)
Gain (loss) on foreign currency transactions, net	3.5	(1.5)	0.3	(0.3)
Other non-operating income	—	0.0	0.0	—
Other non-operating expenses	(0.6)	—	—	—

Profit (loss) before tax from continuing operations	(45.0)	(19.5)	(10.6)	10.9
Income tax benefits (expenses)	(0.2)	0.8	(1.5)	(8.1)

Profit (loss) for the period for from continuing operations	(45.2)	(18.7)	(12.1)	2.8

Profit from discontinued operations, net of tax	42.4	3.2	2.9	0.6

Profit (loss) for the period	(2.8)%	(15.5)%	(9.2)%	3.3%

Comparison of the Six Months Ended June 30, 2013 and 2014

Revenues

The following table presents a breakdown of our revenues by major services and changes therein for the periods indicated.

	For the six months ended June 30,		Changes
	2013	2014	Amount	%
	(in millions of yen or percentages)
Communication and content:
Communication	¥4,297	¥8,177	¥3,880	90.3%
Content	6,065	17,482	11,417	188.3
Others(1)	154	553	398	258.5

Sub-total	10,516	26,212	15,696	149.2
Advertising:
LINE advertising	1,432	6,117	4,685	327.2
Portal advertising	2,598	4,209	1,611	62.0

Sub-total	4,030	10,326	6,296	156.3

Total	¥14,546	¥36,538	¥21,992	151.2%

(1)	Others include royalty revenues related to LINE characters’ copyrights.

Our revenues increased by 151.2%, or ¥21,992 million, from ¥14,546 million in the first six months of 2013 to ¥36,538 million in the first six months of 2014 primarily due to rapid growth in our active user base and their engagement level and the successful monetization of certain of our products and services offered on the LINE platform, especially LINE Games. Our MAUs increased from 91 million as of June 30, 2013 to 166 million as of June 30, 2014, driving growth in revenues from communication, content and LINE advertising, among other factors described below.

Communication and Content

	For the six months ended June 30,		Changes
	2013	2014	Amount	%
	(in millions of yen or percentages)
Communication	¥4,297	¥8,177	¥3,880	90.3%
Percentage of revenues	29.5%	22.4%
Content	6,065	17,482	11,417	188.3
Percentage of revenues	41.7%	47.8%
Others(1)	154	553	398	258.5
Percentage of revenues	1.1%	1.5%

Total communication and content	¥10,516	¥26,212	¥15,696	149.2%
Percentage of revenues	72.3%	71.7%

(1)	Others include royalty revenues related to LINE characters’ copyrights.

Communication.  Revenues from communication increased by 90.3%, or ¥3,880 million, from ¥4,297 million in the first six months of 2013 to ¥8,177 million in the first six months of 2014 primarily due to an increase in the volume of Sticker sales. The increase in Sticker sales was driven by the increase in MAUs over this period as discussed above, as well as the increase in number and variety of Stickers offered in the first six months of 2014 compared to the first six months of 2013, due in part to initiatives such as the launch in April 2014 of Creators Market.

Content.  Revenues from content increased 188.3%, or by ¥11,417 million, from ¥6,065 million in the first six months of 2013 to ¥17,482 million in the first six months of 2014 primarily due to an increase in the sales volume of in-game items for LINE Games. The increase in the sales volume of in-game items was driven in part by the increase in MAUs of LINE Games over this period from 19 million MAUs as of June 30, 2013, to 34 million MAUs as of June 30, 2014.

In addition, some of our existing games, such as LINE Pokopang, and a number of new games launched in early 2014, such as LINE Rangers (launched in February 2014), LINE Cookie Run (launched in January 2014) and LINE Disney TsumTsum (launched in January 2014) gained popularity in various markets in the first six months of 2014 especially as we had introduced many of our games in local languages in such markets, including Taiwan and Thailand, also contributing to our revenue increase in the first six months of 2014 as compared to the first six months of 2013. Cumulative downloads of LINE Games increased from 150 million as of June 30, 2013 to 372 million as of June 30, 2014, which was also attributable to the launch of these new games in the first six months of 2014. The increase in revenues from content was also attributable to the fact that for LINE Rangers, an internally-developed game which generated revenues of ¥2,966 million in the first six months of 2014 compared to no revenue in 2013, we recognize as revenues the total amount of consideration paid by users. Such revenue recognition further amplified the impact of consumer acceptance on our revenue increase as compared to third-party developed games, for which we recognize as revenues the net proceeds after deducting amounts paid to third-party game developers and payment processing service providers.

Advertising

	For the six months ended June 30,		Changes
	2013	2014	Amount	%
	(in millions of yen or percentages)
LINE advertising	¥ 1,432	¥ 6,117	¥ 4,685	327.2%
Percentage of revenues	9.8%	16.7%
Portal advertising	2,598	4,209	1,611	62.0
Percentage of revenues	17.9%	11.5%

Total advertising	¥4,030	¥10,326	¥6,296	156.3%
Percentage of revenues	27.7%	28.3%

LINE Advertising.  Revenues from LINE advertising increased 327.2%, or by ¥4,685 million, from ¥1,432 million in the first six months of 2013 to ¥6,117 million in the first six months of 2014 primarily due to an increase in the number of new advertisers subscribing to Sponsored Stickers and Official Accounts as well as existing advertisers subscribing to additional Sponsored Stickers and Official Accounts to expand their advertising to new geographic areas, in turn driven by the increasing attractiveness of the LINE platform to advertisers as a result of the rapid growth in our user base and level of user engagement. This increase in revenue was also due in part to the fact that Sponsored Stickers were not introduced in Taiwan and Thailand until May 2013. The number of contracts for these products increased from 15 for Sponsored Stickers and 75 for Official Accounts as of June 30, 2013 to 51 for Sponsored Stickers and 191 for Official Accounts as of June 30, 2014. In addition, we introduced our free LINE Coins service in June 2013, and we recognized ¥1,128 million from such service in the first six months of 2014, compared to ¥8 million recognized in the short period such service was made available in the first six months of 2013. Our revenue increase was also attributable, to a lesser extent, to increases in the pricing of our Sponsored Stickers for the first half of 2014 as compared to the first half of 2013, although pricing for our Official Accounts remained largely unchanged.

Portal Advertising.  Revenues from portal advertising increased by 62.0%, or ¥1,611 million, from ¥2,598 million in the first six months of 2013 to ¥4,209 million in first six months of 2014 primarily due to an increase in traffic to our portal sites as indicated by the increase in the number of page views, particularly through mobile devices resulting from our efforts to enhance mobile device users’ experience on these sites. In the first six months of 2013 and 2014, livedoor recorded 46 billion and 50 billion page views, respectively, and Matome recorded 8 billion and 13 billion page views, respectively, higher proportions of which were attributable to traffic through mobile devices (as compared to personal computers) in the first six months of 2014 as compared to the first six months of 2013. We typically sell advertising space on our portals and their mobile applications through advertising brokers. While we do not have control over their pricing, page views from mobile devices generally result in higher advertising revenue as compared to page views from personal computers. The increase in page views was also attributable to the integration of content from Matome into Yahoo Japan’s search results, which referred additional traffic from Yahoo Japan to Matome, beginning in March 2013.

Geographic Information

Revenues from Japan accounted for —% of our total revenues in the first six months of 2013 and 77.9% of our total revenues in the first six months of 2014.

Other Operating Income

Our other operating income decreased by 67.2%, or ¥42 million, from ¥62 million in the first six months of 2013 to ¥20 million in the first six months of 2014, primarily due to a one-time event in the first six months of 2013, in which we recorded gain on transfer of business of ¥55 million from the disposition of one of our portal website businesses to a third party, compared to no such gain in the first six months of 2014.

Operating Expenses

The following table presents a breakdown of our operating expenses and changes therein for the periods indicated.

	For the six months ended June 30,		Changes
	2013 (Restated)	2014 (Restated)	Amount	%
	(in millions of yen or percentages)
Payment processing and licensing expenses	¥4,164	¥8,495	¥4,331	104.0%
Employee compensation expenses	3,583	7,428	3,845	107.3
Marketing expenses	4,094	7,314	3,220	78.6
Infrastructure and communication expenses	650	985	335	51.5
Authentication and other service expenses	1,734	3,327	1,594	91.9
Depreciation and amortization expenses	538	1,032	494	91.9
Other operating expenses(1)	1,356	3,801	2,444	180.2

Total	¥16,119	¥32,382	¥16,262	100.9%

(1)	Other operating expenses include rent, travel, professional fees, supplies, taxes and dues, office relocation expenses and other miscellaneous operating expenses.

The following table presents a breakdown of our operating expenses as percentages of total revenues for the periods indicated.

	For the six months ended June 30,
	2013	2014
	(in percentages of total revenues)
Payment processing and licensing expenses	28.6%	23.3%
Employee compensation expenses	24.6	20.3
Marketing expenses	28.1	20.0
Infrastructure and communication expenses	4.5	2.7
Authentication and other service expenses	11.9	9.1
Depreciation and amortization expenses	3.7	2.8
Other operating expenses(1)	9.4	10.4

Total	110.8%	88.6%

(1)	Other operating expenses include rent, travel, professional fees, supplies, taxes and dues, office relocation expenses and other miscellaneous operating expenses.

Our operating expenses increased by 100.9%, or ¥16,262 million, from ¥16,119 million in the first six months of 2013 to ¥32,382 million in the first six months of 2014, primarily due to increases in payment processing and licensing expenses, employee compensation expenses, marketing expenses and authentication and other service expenses. Our operating expenses as a percentage of revenues decreased from 110.8% in the first six months of 2013 to 88.6% in the first six months of 2014.

Payment Processing and Licensing Expenses

	For the six months ended June 30,		Changes
	2013	2014	Amount	%
	(in millions of yen or percentages)
Payment processing and licensing expenses	¥4,164	¥8,495	¥4,331	104.0%
Percentage of revenues	28.6%	23.3%

Payment processing and licensing expenses increased by 104.0%, or ¥4,331 million, from ¥4,164 million in the first six months of 2013 to ¥8,495 million in the first six months of 2014. Payment processing expenses increased by 103.2%, or ¥2,705 million, from ¥2,620 million in the first six months of 2013 to ¥5,325 million in the first six months of 2014 due primarily to increases in processing fees paid to payment processing service providers resulting from increased sales of our Stickers and LINE Games, driven primarily by an increase in our MAUs. Licensing expenses increased by 105.3%, or ¥1,626 million, from ¥1,544 million in the first six months of 2013 to ¥3,170 million, primarily due to increased payment of licensing fees resulting from increased sales of Stickers featuring licensed characters.

Employee Compensation Expenses

	For the six months ended June 30,		Changes
	2013	2014	Amount	%
	(in millions of yen or percentages)
Employee compensation expenses	¥3,583	¥7,428	¥3,845	107.3%
Percentage of revenues	24.6%	20.3%

Our employee compensation expenses increased by 107.3%, or ¥3,845 million, from ¥3,583 million in the first six months of 2013 to ¥7,428 million in the first six months of 2014, primarily due to an increase in the number of employees, including as a result of the transfer of employees from our parent, NAVER Corporation, upon the establishment of our subsidiary, LINE Plus Corporation, in March 2013. The number of our full-time employees increased from 892 as June 30, 2013 to 1,579 as of June 30, 2014. In addition, we issued additional stock options in December 2013 and February 2014, resulting in an increase in recognized share-based compensation expenses to ¥1,256 million for the first six months of 2014 as compared to ¥374 million in the first six months of 2013.

Marketing Expenses

	For the six months ended June 30,		Changes
	2013	2014 (Restated)	Amount	%
	(in millions of yen or percentages)
Marketing expenses	¥4,094	¥7,314	¥3,220	78.6%
Percentage of revenues	28.1%	20.0%

Marketing expenses increased by 78.6%, or ¥3,220 million, from ¥4,094 million in the first six months of 2013 to ¥7,314 million in the first six months of 2014 primarily due to an increase in our advertising activities on mass media, particularly advertising on television, and advertising on mobile applications, as well as an increase in our brand promotional events as part of our efforts to expand our user base in highly competitive markets including China, Korea, the United States and certain countries in Latin America.

Infrastructure and Communication Expenses

	For the six months ended June 30,		Changes
	2013 (Restated)	2014	Amount	%
	(in millions of yen or percentages)
Infrastructure and communication expenses	¥650	¥985	¥335	51.5%
Percentage of revenues	4.5%	2.7%

Our infrastructure and communication expenses increased by 51.5%, or ¥335 million, from ¥650 million in the first six months of 2013 to ¥985 million in the first six months of 2014 primarily due to increases in co-location charges that are required to support operation of our servers and other network infrastructure as well as cable connection fees, which are necessary to handle increased user traffic and transaction volumes.

Authentication and Other Service Expenses

	For the six months ended June 30,		Changes
	2013 (Restated)	2014	Amount	%
	(in millions of yen or percentages)
Authentication and other service expenses	¥1,734	¥3,327	¥1,594	91.9%
Percentage of revenues	11.9%	9.1%

Our authentication and other service expenses increased by 91.9%, or ¥1,594 million, from ¥1,734 million in the first six months of 2013 to ¥3,327 million in the first six months of 2014. Authentication service expenses increased by 178.2%, or ¥777 million, from ¥436 million in the first six months of 2013 to ¥1,213 million in the first six months of 2014, due primarily to increases in fees for mobile number authentication services resulting from the growth in registered users of our LINE messaging application over such periods. Other service expenses increased by 62.9%, or ¥816 million, from ¥1,298 million in the first six months of 2013 to ¥2,114 million in the first six months of 2014, due primarily to the growth in fees for server maintenance services required to support increased user activity and fees for outsourced services required to support transactions on LINE Mall, which we launched in Japan in December 2013.

Profit (Loss) from Operating Activities

Primarily due to the factors described above, we recorded a loss from operating activities of ¥1,511 million in the first six months of 2013 whereas we recorded a profit from operating activities of ¥4,176 million in the first six months of 2014. Our loss from operating activities as a percentage of revenues in the first six months of 2013 was (10.4)% and our profit from operating activities as a percentage of revenue in the first six months of 2014 was 11.4%.

Finance Income and Finance Costs

Our finance income, which consists of interest income, decreased by 48.1%, or ¥17 million, from ¥34 million in the first six months of 2013 to ¥18 million in first six months of 2014 due primarily to a decrease in the amount of time deposits held by us. Our finance costs, which consist of interest expense, increased by 995.6%, or ¥57 million, from ¥6 million in the first six months of 2013 to ¥63 million in the first six months of 2014 primarily due to an increase in our borrowings, including as a result of the issuance of corporate bonds in August 2013.

Share of Loss of Associates

We recognized net loss on our share of associates of ¥110 million in the first six months of 2013 related to our 50% interest in LINE Project Production Partnership, which incurred a loss in connection with its production of animation involving LINE characters. We recognized net loss on our share of associates of ¥41 million in the first six months of 2014 related to this production, which ended in March 2014.

Gain (Loss) on Foreign Currency Transactions, Net

We recognized a net gain on foreign currency transactions of ¥50 million in the first six months of 2013 compared to a net loss on foreign currency transactions of ¥114 million in the first six months of 2014 resulting from fluctuations in exchange rates, particularly the fluctuation of the Japanese yen against the Korean won during such periods. Our net gain in the first six months of 2013 resulted primarily from foreign currency exchange gains from Korean won-denominated time deposits and ordinary deposits, as the Korean won appreciated against the Japanese yen during such period. Our net loss on foreign currency transactions in the first six months of 2014 resulted primarily from our Japanese yen-denominated receivables at LINE Plus Corporation, a Korean subsidiary which began operations during the first quarter of 2013 and whose functional currency is the Korean won. In the first six months of 2014, the Japanese yen initially strengthened against the Korean won in January and early February and then gradually weakened during the remainder of the period. Those receivables at LINE Plus Corporation related to its sales made during the period when the Japanese yen appreciated against the Korean won and resulted in losses as the Japanese yen depreciated against the Korean won towards the end of the period. The losses were partially offset by foreign currency transaction gains for such receivables during the first two months of the period.

Other Non-operating Income

We recognized other non-operating income of ¥7 million in the first six months of 2013 from gain on settlement of foreign exchange forward contracts. We did not recognize any other non-operating income in the first six months of 2014.

Income Tax Expenses

Our income tax expenses increased by 1,190.7%, or ¥2,734 million, from ¥230 million in the first six months of 2013 to ¥2,965 million in the first six months of 2014, as we generated loss before tax from continuing operations of ¥1,536 million in the first six months of 2013 compared to profit before tax from continuing operations of ¥3,976 million in the first six months of 2014. We incurred tax expenses in the first half of 2013 despite having generated a net loss before tax from continuing operations for the period, primarily due to losses recorded by our Korean subsidiaries, for which no deferred tax assets were recognized, exceeding the profits before tax recorded by LINE Corporation and our Japanese subsidiaries on a stand-alone basis. The effective tax rate for continuing operations for the first six months of 2014 of 74.6% differed from the Japanese statutory tax rate of 38.0% for 2013, primarily due to profits before tax recorded by LINE Corporation and our Japanese subsidiaries on a stand-alone basis, which were partially offset by the losses incurred by our Korean subsidiaries for which no deferred tax assets were recognized.

The losses incurred at our Korean subsidiaries were primarily due to marketing expenses in connection with the early stages of our international expansion having exceeded revenues generated from our international operations attributable to such Korean subsidiaries. See “Certain Relationships and Related Party Transactions — NAVER Corporation — International Operations” for further details.

Profit from Discontinued Operations, Net of Tax

In the first six months of 2013 and 2014, we recognized profit from discontinued operations, net of tax, of ¥434 million and ¥204 million, respectively, related to our former Hangame business which we disposed of in April 2013 and our data management business which we disposed of in September 2014 and which was retrospectively classified as part of the discontinued operations. See “— Major Components of Results of Operations — Profit from Discontinued Operations, Net of Tax.”

Profit (Loss) for the Period

We recorded a loss for the period of ¥1,332 million in the first six months of 2013 but recorded a profit for the period of ¥1,215 million in the first six months of 2014 as a result of the factors described above. Our loss for the period as a percentage of revenues was (9.2)% in the first six months of 2013 and our profit for the period as a percentage of revenues was 3.3% in the first six months of 2014.

Comparison of the Years Ended December 31, 2012 and 2013

Revenues

The following table presents a breakdown of our revenues by major services and changes therein for the periods indicated.

	For the year ended December 31,		Changes
	2012	2013	Amount	%
	(in millions of yen or percentages)
Communication and content:
Communication	¥2,063	¥10,103	¥8,039	389.6%
Content	600	18,157	17,557	2,925.2
Others(1)	35	669	633	1,796.7

Sub-total	2,698	28,929	26,230	971.9
Advertising:
LINE advertising	445	5,382	4,937	1,110.3
Portal advertising	3,530	6,044	2,515	71.2

Sub-total	3,975	11,426	7,452	187.5

Total	¥6,673	¥40,355	¥33,682	504.7%

(1)	Others include royalty revenues related to LINE characters’ copyrights.

Our revenues increased by 504.7%, or ¥33,682 million, from ¥6,673 million in 2012 to ¥40,355 million in 2013 primarily due to rapid growth in our active user base and their engagement and the successful monetization of certain of our products and services offered on the LINE platform. Our MAUs increased from 58 million as of January 31, 2013, the earliest date for which MAU data is available, to 133 million as of December 31, 2013, driving growth in revenues from communication, content and LINE advertising, among other factors described below.

Communication and Content

	For the year ended December 31,		Changes
	2012	2013	Amount	%
	(in millions of yen or percentages)
Communication	¥2,063	¥10,103	¥8,039	389.6%
Percentage of revenues	30.9%	25.0%
Content	600	18,157	17,557	2,925.2
Percentage of revenues	9.0%	45.0%
Others(1)	35	669	633	1,796.7
Percentage of revenues	0.5%	1.7%

Total communication and content	¥2,698	¥28,929	¥26,230	971.9%
Percentage of revenues	40.4%	71.1%

(1)	Others include royalty revenues related to LINE characters’ copyrights.

Communication.  Revenues from communication increased by 389.6%, or ¥8,039 million, from ¥2,063 million in 2012 to ¥10,103 million in 2013 primarily due to an increase in the volume of Sticker sales. The increase in Sticker sales was driven by the increase in MAUs over this period as discussed above, as well as the fact that we only began charging fees for Stickers in April 2012.

Content.  Revenues from content increased thirty-fold, or by ¥17,557 million, from ¥600 million in 2012 to ¥18,157 million in 2013 primarily due to an increase in the sales volume of in-game items for, and upgraded versions of, LINE Games. We only began offering LINE Games on the LINE platform in November 2012 and expanded our portfolio of LINE Games throughout 2013. A number of games attained an increasing level of user traction and engagement, as demonstrated by an increase in MAUs of LINE Games from 7.3 million MAUs as of November 30, 2012, the earliest date for which such data is available, to 14.7 million MAUs and

21.6 million MAUs as of December 31, 2012 and 2013, respectively. During the same periods, cumulative downloads of LINE Games increased from 20 million as of November 30, 2012 to 47 million and 240 million as of December 31, 2012 and 2013, respectively, led by the popularity of LINE Pokopang (launched in May 2013), LINE Bubble (launched in December 2012) and LINE POP (launched in November 2012).

Advertising

	For the year ended December 31,		Changes
	2012	2013	Amount	%
	(in millions of yen or percentages)
LINE advertising	¥445	¥5,382	¥4,937	1,110.3%
Percentage of revenues	6.7%	13.3%
Portal advertising	3,530	6,044	2,515	71.2
Percentage of revenues	52.9%	15.0%

Total advertising	¥3,975	¥11,426	¥7,452	187.5%
Percentage of revenues	59.6%	28.3%

LINE Advertising.  Revenues from LINE advertising increased twelve-fold, or by ¥4,937 million, from ¥445 million in 2012 to ¥5,382 million in 2013 primarily due to an increase in the number of advertisers subscribing to Official Accounts and Sponsored Stickers and the fact that we launched these advertising products in June and July of 2012, respectively, as well as incremental increases in the pricing of our advertising products and services during this period. The increase in our advertising revenue was generally driven by the increasing attractiveness of the LINE platform to advertisers as a result of the rapid growth in our user base and level of user engagement. Specifically, the number of contracts for these products increased from 23 for Official Accounts and 6 for Sponsored Stickers as of December 31, 2012 to 149 for Official Accounts and 52 for Sponsored Stickers as of December 31, 2013. We also increased the price of Sponsored Stickers that we charge to our advertisers in 2013, whereas pricing of our Official Accounts remained largely unchanged. Finally, we began selling Sponsored Stickers as a stand-alone product beginning in July 2013, which were previously sold as an optional service to our existing Official Account holders only, also contributing to the increase in the number of Sponsored Sticker contracts in 2013 as compared to 2012.

Portal Advertising.  Revenues from portal advertising increased by 71.2%, or ¥2,515 million, from ¥3,530 million in 2012 to ¥6,044 million in 2013 primarily due to an increase in traffic to our portal sites, particularly through mobile devices resulting from our efforts to enhance mobile device users’ experience on these sites. In 2012 and 2013, livedoor had 72 billion and 96 billion page views, respectively, and Matome had 7 billion and 21 billion page views, respectively, higher proportions of which were attributable to traffic through mobile devices (as compared to personal computers) in 2013 as compared to 2012. We typically sell advertising space on our portals through advertising brokers and, while we do not have control over their pricing, page views from mobile devices generally result in higher revenue as compared to page views from personal computers. The increase in page views was also attributable to the integration of content from Matome into Yahoo Japan’s search results, which referred additional traffic from Yahoo Japan to Matome, beginning in March 2013.

Geographic Information

Revenues from Japan accounted for more than 90.0% of our total revenues in 2012 and 86.7% of our total revenues in 2013.

Other Operating Income

Our other operating income decreased by 25.8%, or ¥24 million, from ¥94 million in 2012 to ¥70 million in 2013. These amounts reflected one-time events in 2012 and 2013. In 2012, we recorded legal settlement proceeds of ¥60 million from the settlement of a copyright infringement suit. In 2013, we recorded gain on transfer of business of ¥55 million from the disposition of one of our portal website businesses to a third party.

Operating Expenses

The following table presents a breakdown of our operating expenses and changes therein for the periods indicated.

	For the year ended December 31,		Changes
	2012	2013 (Restated)	Amount	%
	(in millions of yen or percentages)
Payment processing and licensing expenses	¥1,977	¥9,730	¥7,753	392.2%
Employee compensation expenses	3,929	8,460	4,531	115.3
Marketing expenses	599	17,214	16,614	2,773.1
Infrastructure and communication expenses	383	1,682	1,299	339.1
Authentication and other service expenses	1,028	4,828	3,799	369.4
Depreciation and amortization expenses	805	1,332	527	65.5
Other operating expenses(1)	1,244	4,237	2,993	240.8

Total	¥9,965	¥47,483	¥37,518	376.5%

(1)	Other operating expenses include rent, travel, professional fees, supplies, taxes and dues, office relocation expenses and other miscellaneous operating expenses.

The following table presents a breakdown of our operating expenses as percentages of total revenues for the periods indicated.

	For the year ended December 31,
	2012	2013
	(in percentages of total revenues)
Payment processing and licensing expenses	29.6%	24.1%
Employee compensation expenses	58.9	21.0
Marketing expenses	9.0	42.7
Infrastructure and communication expenses	5.7	4.2
Authentication and other service expenses	15.4	12.0
Depreciation and amortization expenses	12.1	3.3
Other operating expenses(1)	18.6	10.4

Total	149.3%	117.7%

(1)	Other operating expenses include rent, travel, professional fees, supplies, taxes and dues, office relocation expenses and other miscellaneous operating expenses.

Our operating expenses increased by 376.5%, or ¥37,518 million, from ¥9.965 million in 2012 to ¥47,483 million in 2013, primarily due to increases in marketing expenses and, to a lesser extent, payment processing and licensing expenses, employee compensation expenses, authentication and other service expenses and infrastructure and communication expenses. Our operating expenses as a percentage of revenues decreased from 149.3% in 2012 to 117.7% in 2013.

Payment Processing and Licensing Expenses

	For the year ended December 31,		Changes
	2012	2013	Amount	%
	(in millions of yen or percentages)
Payment processing and licensing expenses	¥1,977	¥9,730	¥7,753	392.2%
Percentage of revenues	29.6%	24.1%

Payment processing and licensing expenses increased by 392.2%, or ¥7,753 million, from ¥1,977 million in 2012 to ¥9,730 million in 2013. Payment processing expenses increased by 680.5%, or ¥5,492 million, from ¥807 million in 2012 to ¥6,299 million in 2013 due primarily to increases in processing fees paid to payment processing service providers resulting from increased sales volumes of our Stickers and LINE Games, driven primarily by an increase in our MAUs. Licensing expenses increased by 193.2%, or ¥2,261 million, from ¥1,170 million in 2012 to ¥3,431 million in 2013, primarily due to increased payment of licensing fees resulting from increased sales of Stickers featuring licensed characters.

Employee Compensation Expenses

	For the year ended December 31,		Changes
	2012	2013	Amount	%
	(in millions of yen or percentages)
Employee compensation expenses	¥3,929	¥8,460	¥4,531	115.3%
Percentage of revenues	58.9%	21.0%

Our employee compensation expenses increased by 115.3%, or ¥4,531 million, from ¥3,929 million in 2012 to ¥8,460 million in 2013 primarily due to an increase in the number of our employees, including as a result of the transfer of employees from our parent, NAVER Corporation, upon the establishment of LINE Plus Corporation in March 2013. The number of our full-time employees (excluding those of our discontinued operations) increased from 536 as of December 31, 2012 to 1,212 as of December 31, 2013. In addition, we issued stock options in December 2012 and then in December 2013, resulting in recognized share-based compensation expenses of ¥31 million in 2012 and ¥804 million in 2013.

Marketing Expenses

	For the year ended December 31,		Changes
	2012	2013 (Restated)	Amount	%
	(in millions of yen or percentages)
Marketing expenses	¥599	¥17,214	¥16,614	2,773.1%
Percentage of revenues	9.0%	42.7%

Marketing expenses increased twenty eight-fold, or by ¥16,614 million, from ¥599 million in 2012 to ¥17,214 million in 2013 primarily due to an increase in our advertising activities on mass media, particularly advertising on television, and advertising on mobile applications, as well as an increase in our brand promotional events as part of our efforts to further increase the level of user engagement in Japan as well as increase our user base in new markets, particularly in China and certain countries in Southeast Asia.

Infrastructure and Communication Expenses

	For the year ended December 31,		Changes
	2012	2013 (Restated)	Amount	%
	(in millions of yen or percentages)
Infrastructure and communication expenses	¥383	¥1,682	¥1,299	339.1%
Percentage of revenues	5.7%	4.2%

Our infrastructure and communication expenses increased by 339.1%, or ¥1,299 million, from ¥383 million in 2012 to ¥1,682 million in 2013 primarily due to increases in co-location charges that are required to support operation of our servers and other network infrastructure as well as cable connection fees, which are necessary to handle increased user traffic and transaction volumes.

Authentication and Other Service Expenses

	For the year ended December 31,		Changes
	2012	2013 (Restated)	Amount	%
	(in millions of yen or percentages)
Authentication and other service expenses	¥1,028	¥4,828	¥3,799	369.4%
Percentage of revenues	15.4%	12.0%

Our authentication and other service expenses increased by 369.4%, or ¥3,799 million, from ¥1,028 million in 2012 to ¥4,828 million in 2013. Authentication service expenses increased by 196.6%, or ¥1,036 million, from ¥527 million in 2012 to ¥1,563 million in 2013, due primarily to increases in fees for mobile number authentication services resulting from the growth in registered users of our LINE messaging application during this period. Other service expenses increased by 551.7%, or ¥2,764 million, from ¥501 million in 2012 to ¥3,265 million in 2013, due primarily to the growth in fees for server maintenance services required to support increased user activity.

Loss from Operating Activities

Primarily due to the factors described above, our loss from operating activities increased by 120.7%, or ¥3,861 million, from ¥3,198 million in 2012 to ¥7,058 million in 2013. Our loss from operating activities as a percentage of revenues decreased from (47.9)% in 2012 to (17.5)% in 2013, as our operating expenses outgrew revenues in absolute terms but not proportionately.

Finance Income and Finance Costs

Our finance income, which consists of interest income, decreased by 3.9%, or ¥3 million, from ¥70 million in 2012 to ¥67 million in 2013. Our finance costs, which consist of interest expense, decreased by 46.4%, or ¥34 million, from ¥73 million in 2012 to ¥39 million in 2013 primarily due to an increase in the amount of previously expensed interest expense eligible for capitalization relating to debt incurred for the construction of an office building in Fukuoka, as well as a decrease in the average interest rates applied to such liabilities due to our issuance of corporate bonds, the proceeds of which were used to repay debt with higher interest rates.

Share of Loss of Associates

We recognized net loss on our share of associates of ¥243 million in 2013 related to our 50% interest in LINE Project Production Partnership, which incurred a loss in 2013 in connection with its production of animation involving LINE characters.

Gain (Loss) on Foreign Currency Transactions, Net

We recognized a net gain on foreign currency transactions of ¥234 million in 2012 compared to a net loss on foreign currency transactions of ¥607 million in 2013 resulting from fluctuations in exchange rates, particularly the depreciation of the Japanese yen against the U.S. dollar and Korean won during such periods. Our net gain in 2012 related primarily to foreign currency gain from Korean won-denominated time deposits and ordinary deposits. Our net loss on foreign currency transactions in 2013 related primarily to our Japanese yen-denominated receivables relating to LINE Games and Stickers and revenue sharing arrangement with LINE Plus Corporation, whose functional currency is the Korean won, as well as foreign currency loss from our Korean won-denominated payables relating to data hosting services infrastructure costs payable to NAVER Business Platform Corporation, a subsidiary of NAVER Corporation.

Other Non-operating Income and Expenses

We recognized other non-operating income of ¥7 million in 2013 from gain on settlement of foreign exchange forward contracts. We recognized other non-operating expenses of ¥36 million in 2012 from loss on impairment of available-for-sale financial assets, which relates to our investment in a private equity venture capital fund.

Income Tax Benefits (Expenses)

We recognized income tax expenses of ¥15 million in 2012 compared to income tax benefits of ¥322 million in 2013. Our effective income tax benefit rate of 45.6% for continuing operations for 2012 differed from the Japanese statutory tax rate of 40.7% primarily due to losses recorded by LINE Corporation on a stand-alone basis for which no deferred tax assets were recognized, as well as the impact on the measurement of our net deferred tax assets of a change in the statutory tax rates in Japan from 40.7% for 2012 to 38.0% for 2013. Our effective income tax expense rate of 15.0% for continuing operations for 2013 differed from the Japanese statutory tax rate of 38.0% primarily due to taxable income recorded by LINE Corporation on a stand-alone basis, approximately half of which was offset by previously unrecognized tax loss carryforwards, resulting in a decrease in current income tax expenses. In addition, we recognized previously unrecognized deferred tax assets for deductible temporary differences, resulting in the recognition of deferred tax benefits, and incurred pre-tax losses recorded by our Korean subsidiaries for which no deferred tax assets were recognized. The losses incurred at our Korean subsidiaries were primarily due to marketing expenses incurred in connection with the early stages of our international expansion having exceeded revenues generated from our international operations attributable to such Korean subsidiaries. See “Certain Relationships and Related Party Transactions — NAVER Corporation — International Operations” for further details.

For further information regarding our income tax benefits (expenses), see Note 13 of the notes to our annual consolidated financial statements appearing elsewhere in this prospectus.

Profit from Discontinued Operations, Net of Tax

We recognized profit from discontinued operations, net of tax, of ¥2,832 million in 2012 and ¥1,305 million in 2013 related to our former Hangame business and online match-making service business as well as our data management business which we disposed of in September 2014. See “— Major Components of Results of Operations — Profit from Discontinued Operations, Net of Tax.”

Loss for the Year

As a result of the factors described above, our loss for the year increased from ¥186 million in 2012 to ¥6,246 million in 2013. Our loss for the year as a percentage of revenues increased from (2.8)% in 2012 to (15.5)% in 2013.

Liquidity and Capital Resources

Cash Flows

The following table sets forth our cash flows for the periods indicated.

	For the year ended December 31,		For the six months ended June 30,
	2012	2013 (Restated)	2013 (Restated)	2014 (Restated)
	(in millions of yen)
Net cash provided by operating activities	¥1,152	¥401	¥5,118	¥5,457
Net cash provided by (used in) investing activities	(8,625)	(2,789)	1,326	(2,473)
Net cash provided by (used in) financing activities	10,752	8,027	(5,788)	(1,430)

Cash and cash equivalents at the beginning of the period	3,788	7,153	7,153	13,362
Cash and cash equivalents at the end of the period	7,153	13,362	7,916	14,869

Our cash and cash equivalents totaled ¥14,869 million as of June 30, 2014, an increase of ¥1,507 million from December 31, 2013. The most significant cash flow activities consisted of ¥5,457 million of cash provided by operating activities, offset by ¥2,473 million of cash used in investing activities and ¥1,430 million of cash used in financing activities. Our cash and cash equivalents totaled ¥7,153 million as of December 31, 2012 and increased by ¥6,210 million to ¥13,362 million as of December 31, 2013. The most significant cash flow activities in 2013 consisted of cash provided by financing activities. Our principal sources of liquidity since 2012 to date have been common stock issuances by us and our subsidiary, LINE Plus Corporation, to our controlling shareholder, NAVER Corporation, and incurrences of debt.

We manage our liquidity risk to meet our working capital and operational requirements by continually managing projected cash flows. We also aim to mitigate liquidity risk by contracting with financial institutions with respect to bank overdrafts and banking facility agreements for efficient management of funds. We believe that cash from our operations, current and future financing arrangements (including short-term and long-term borrowing facilities and issuances of corporate bonds), existing cash and cash equivalents are likely to be sufficient to satisfy our operating cash requirements, capital expenditure needs and debt service requirements for the next twelve months. However, we may need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition or strategic cooperation, which may include investing in technology, technical infrastructure or acquisition of additional equity interests in subsidiaries or associates. If we determine that our cash requirements exceed our available cash holdings, we may seek to issue additional debt or equity securities or obtain additional credit facilities or other sources of funding.

Net Cash Provided by Operating Activities

Our net cash provided by operating activities, which consists of net loss adjusted for certain non-cash items including depreciation and amortization and share-based compensation, as well as the effect of changes in working capital and other activities, increased slightly from ¥5,118 million in the first six months of 2013 to ¥5,457 million in the first six months of 2014. Such increase was due primarily to an increase in profit before tax of ¥4,352 million in the six months of 2014 compared to a loss before tax of ¥384 million in the corresponding period in 2013, which was mostly offset by an increase in income taxes paid from ¥39 million in the first six months of 2013 to ¥3,571 million in the first six months of 2014, and the net effect of changes in working capital and other operating activities, in particular, an increase in trade and other receivables related to sales of virtual items.

Our net cash provided by operating activities decreased from ¥1,152 million in 2012 to ¥401 million in 2013. Such decrease was due primarily to an increase in our loss before tax from ¥341 million in 2012 to ¥5,429 million in 2013 as described above, which was offset in part by the net effect of changes in working capital and other activities, particularly an increase in advances received related to sales of virtual credits.

Net Cash Provided by (Used in) Investing Activities

Our net cash used in investing activities in the first six months of 2014 was ¥2,473 million compared to net cash provided by investing activities in the first six months of 2013 of ¥1,326 million. This change was attributable primarily to proceeds from maturities of time deposits of ¥2,185 million in the first six months of 2013 compared to no such proceeds in the corresponding period in 2014, as well as an increase in acquisition of property and equipment and intangible assets from ¥993 million in the first six months of 2013 to ¥2,001 million in the first six months of 2014.

Our net cash used in investing activities decreased from ¥8,625 million in 2012 to ¥2,789 million in 2013. This decrease was attributable primarily to a decrease in acquisition of property and equipment and intangible assets from ¥6,694 million (including ¥2,476 million incurred for the acquisition of land for construction of an office building in Fukuoka) in 2012 to ¥3,164 million in 2013 as well as a decrease in purchases of time deposits from ¥3,724 million in 2012 to ¥743 million in 2013. These factors were partially offset by our payment of guarantee deposits of ¥2,253 million in 2013 compared to no such payment in 2012. Such deposits were made to satisfy requirements under the Payment Services Act of Japan (the “Payment Services Act”).

The Payment Services Act requires entities that engage in business activities involving advance payments from customers using prepaid payment instruments such as virtual currencies to set aside amounts covering at least 50% of the total amount of the unused amounts or credits represented by such instruments issued as of the end of either the first or third quarter of any year (if such total amount is more than ¥10 million) for the users, either by making a deposit, or by entering into certain guarantee contracts. In accordance with the Payment Services Act, we had deposited ¥87 million, ¥2,340 million and ¥2,340 million as guarantee deposits as of December 31, 2012, December 31, 2013 and June 30, 2014, respectively. As part of our efforts to comply with the Payment Services Act, we deposited our investments in Japanese government bonds of ¥281 million as of December 31, 2012 and 2013 and June 30, 2014, which we intend to hold until maturity. In addition, we entered into a credit guarantee contract with a bank for ¥2,000 million in 2013. As of June 30, 2014, we were in compliance with the requirements under the Payment Services Act, and we plan to enter into additional credit guarantee contracts to comply with such regulations in the future.

Net Cash Provided by (Used in) Financing Activities

Our net cash used in financing activities decreased from ¥5,788 million in the first six months of 2013 to ¥1,430 million in the first six months of 2014. This decrease was attributable primarily to a decrease in cash of ¥7,800 million in the first six months of 2013 resulting from our divestiture of the Hangame business and related entities in April 2013, compared to no such decrease in the corresponding period in 2014, as well as our repayment of long-term borrowings of ¥2,680 million in the first six months of 2013 compared to no such repayment in the first six months of 2014. See Note 20 of the notes to our annual consolidated financial statements and Note 10 of the notes to our interim condensed consolidated financial statements appearing elsewhere in this prospectus. Such cash outflow in the first six months of 2013 was offset in part by a net increase in short-term borrowings of ¥3,326 million in the first six months of 2013 compared to a net decrease in short-term borrowings of ¥975 million in the first six months of 2014.

Our net cash provided by financing activities decreased from ¥10,752 million in 2012 to ¥8,027 million in 2013. This decrease was attributable primarily to a decrease in net proceeds from issuance of common shares from ¥14,947 million in 2012 to no such proceeds in 2013 as well as a decrease in cash of ¥7,800 million in 2013 resulting from our divestiture of the Hangame business and related entities discussed above in April 2013. These factors were partially offset by a net increase in short-term borrowings of ¥8,824 million in 2013 compared to a net decrease in short-term borrowings of ¥1,338 million in 2012 and proceeds from stock issuance to NAVER Corporation of ¥7,254 million related to the establishment of LINE Plus Corporation in February 2013, from the issuance of corporate bonds of ¥1,500 million in 2013 and from a borrowing arrangement with a financial institution of ¥983 million in 2013, compared to capital contribution by NAVER Corporation in the amount of ¥412 million and no such proceeds from bond issuance or borrowing arrangement in 2012.

Contractual Obligations

Payments of contractual obligations and commitments will require considerable resources. In our ordinary course of business, we routinely enter into commercial commitments and financial obligations for various aspects of our operations. The following table sets forth the amount of our contractual obligations as of June 30, 2014.

	Payments due by period
Contractual obligations	Total	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
	(in millions of yen)
Corporate bond obligations(1)	¥1,257	¥497	¥760	¥—	¥—
Short-term borrowing obligations	8,252	8,252	—	—	—
Finance lease obligations(2)	3	1	1	1	—
Operating lease obligations(3)	3,551	1,445	2,106	—	—
Purchase obligations(4)	231	231	—	—	—
Deposits received(5)	751	751	—	—	—
Borrowing arrangement(6)	711	498	213	—	—
Office security deposits received under sublease agreement	402	394	8	—	—
Future estimated defined benefit plan payments(7)	1,996	85	255	357	1,299

Total	¥17,154	¥12,154	¥3,343	¥358	¥1,299

(1)	Includes payment of principal and interest.

(2)	We enter into finance lease agreements for various equipment.

(3)	We enter into operating lease agreements for office space, data center facilities and motor vehicles.

(4)	Our purchase obligations include contracts for property and equipment. See Note 8(3) of the notes to our annual consolidated financial statements appearing elsewhere in this prospectus.

(5)	The deposits received primarily relate to withholding income tax for employees to be remitted to the Japanese National Tax Authority.

(6)	We entered into an arrangement with a financial institution, under which it provided funding, for which we are required to make monthly interest payments and principal repayments over the two-year contract period. See Note 15 of the notes to our annual consolidated financial statements appearing elsewhere in this prospectus.

(7)	Represents, as of December 31, 2013, the expected amount of retirement benefits that we will be required to pay within ten years under applicable law to employees of LINE Plus Corporation and LINE Play Corporation when they reach their normal retirement age. The amounts were determined based on the employees’ current salary rates and the number of service years that will have been accumulated upon their retirement. These amounts do not include amounts that may be paid to employees who cease to work at the relevant company before their normal retirement age.

Apart from the contractual obligations listed above, we may be required, as a limited partner of a private equity venture capital fund in which we have invested, to contribute our pro rata share of the capital required to be contributed by all limited partners for portfolio investment. The amount of our unfunded capital commitment as of December 31, 2013 was US$0.9 million.

Borrowings and Corporate Bonds

As of June 30, 2014, we had short-term borrowings of ¥8,212 million, which consisted of borrowings in local currency of ¥7,861 million and borrowings in foreign currency of ¥351 million. Of the total amount, a short-term borrowing of ¥4,000 million is subject to a restrictive covenant requiring NAVER Corporation to own at least 51.0% of the outstanding shares of our common stock. The weighted average interest rate of such short-term borrowings as of June 30, 2014 was 1.0%.

In August 2013, we issued unsecured corporate bonds with an aggregate principal amount of ¥1,500 million maturing on August 31, 2016, at a floating interest rate indexed to the six-month Tokyo Interbank Offer Rate.

We entered into an arrangement with a financial institution in October 2013, under which it provided funding of ¥983 million, for which we are required to make monthly interest payments and principal repayments over the two-year contract period. This arrangement includes a restrictive covenant requiring NAVER Corporation to own at least 50.1% of the outstanding shares of our common stock. See Note 15 of the notes to our annual consolidated financial statements and Note 8 of the notes to our interim condensed consolidated financial statements, appearing elsewhere in this prospectus.

As of June 30, 2014, we maintained aggregate lines of credit with four banks of ¥3,700 million, of which ¥898 million remained unutilized. We believe that we have various options to meet our financing needs, including short-term and long-term borrowings and issuances of corporate bonds and equity securities. However, our ability to continue to obtain debt financing at a reasonable cost will depend on several factors, some of which may be outside our control, including general economic conditions, the liquidity of the Japanese and international debt capital markets and the Japanese government’s policies regarding the yen. These policies can affect our ability to borrow and gain access to domestic and foreign capital markets or restrict the use of proceeds of any financing, and can require us to incur indebtedness from other sources that entail higher interest rates or shorter maturities.

On July 31, 2014, we incurred a short-term borrowing from a financial institution of ¥13,000 million, ¥5,000 million of which was used to make a capital contribution to LINE C&I Corporation, our wholly-owned subsidiary established on July 31, 2014, and the remainder of which was used to finance the Capital Reduction. The annual interest rate of such short-term borrowing is 0.15%.

On August 8, 2014, we incurred an additional short-term borrowing from another financial institution of ¥4,000 million for purposes of providing working capital for LINE Plus Corporation. The annual interest rate of such short-term borrowing is TIBOR plus 0.05%. This loan includes a restrictive covenant requiring NAVER Corporation to own at least 51.0% of the outstanding shares of our common stock. See “Prospectus Summary – Recent Developments – Acquisition of Remaining 40% Interest in LINE Plus Corporation.”

Capital Expenditures

Our business requires capital expenditures for the expansion and upgrading of facilities and equipment on a timely and cost-effective basis in order to maintain our competitiveness. As our user base and the activities on our platform grow, we expect that we will continue to invest in expansion and enhancement of our infrastructure, which primarily consist of purchases of networking equipment to increase the capacity of our infrastructure. Our acquisition of property and equipment and intangible assets amounted to ¥7,322 million (including ¥2,476 million incurred for the acquisition of land for construction of an office building in Fukuoka) in 2012 and ¥3,309 million in 2013 and ¥1,157 million and ¥2,885 million in the first six months of 2013 and 2014, respectively. We review our capital expenditure plans periodically and the actual amount expended on capital investments may differ based on market conditions, business outlook, changes in interest rates, availability of leasing alternatives and other factors.

Off-balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2012 and 2013 and June 30, 2014.

Market Risk

Market risk is the risk of loss related to adverse changes in market prices. We are exposed to foreign exchange rate and interest rate risk primarily associated with underlying assets and liabilities. Our financial assets and liabilities that are under financial risk management are comprised of the following:

•	financial assets include cash and cash equivalents, short-term financial instruments, available-for-sale financial assets, trade and other receivables and other financial assets.

•	financial liabilities include trade and other payables, borrowings and bonds and other financial liabilities.

The following table summarizes the carrying amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2013 which are sensitive to exchange rates and/or interest rates.

	Maturities
	2014		2015		2016		2017 and Beyond		December 31, 2013			December 31, 2012
									Total		Fair value	Total		Fair value
	(in millions of yen, won and U.S. dollar, except rates)
Local currency (Japanese yen):
Fixed rate		¥996		¥—		¥—		¥—		¥996	¥996		¥2,000		¥2,001
Average weighted rate(1)		1.10%		—		—		—		1.10%			1.50%
Variable rate		8,045		495		510		—		9,050	9,050		845		845
Average weighted rate(1)		0.76%		0.33%		0.33%		—		0.71%			1.09%

Sub-total		9,041		495		510		—		10,046	10,046		2,845		2,846

Foreign currency (Korean won):
Fixed rate	￦	—	￦	—	￦	—	￦	—	￦	—	￦—	￦	—	￦	—
Average weighted rate(1)		—		—		—		—		—			—
Variable rate		3,500		—		—		—		3,500	3,500		2,000		2,000
Average weighted rate(1)		6.90%		—		—		—		6.90%			6.90%

Sub-total		3,500		—		—		—		3,500	3,500		2,000		2,000

Exchange rate (Japanese yen)		0.1								0.1	0.1		0.081		0.081
Sub-total		¥350		¥—		¥—		¥—		¥350	¥350		¥162		¥162
Foreign currency (U.S. dollar):
Fixed rate		$3		—		—		—		3	3		—		—
Average weighted rate(1)		6.90%		—		—		—		6.90%			—
Variable rate		—		—		—		—		—	—		—		—
Average weighted rate(1)		—		—		—		—		—	—		—		—

Sub-total		3		—		—		—		3	3		—		—

Exchange rate (Japanese yen)		105.39		—		—		—		105.39	105.39		—		—
Sub-total		¥305		—		—		—		305	305		—		—

Total		¥9,696		¥495		¥510		¥—		¥10,701	¥10,701		¥3,007		¥3,008

(1)	Weighted average rates of the portfolio at the period end. The amounts do not include estimated interest from borrowings and corporate bonds scheduled to be paid.

Exchange Rate Risk

Japan is our largest market and, therefore, a substantial majority of our cash flow is denominated in Japanese yen. However, 13.3% and 22.1% of our revenues in 2013 and in the first six months of 2014, respectively, were derived from markets outside of Japan, and we expect that an increasing portion of our consolidated financial results in the future will be accounted for in currencies other than Japanese yen. In addition, our foreign operations’ functional currencies are not the Japanese yen, and the financial statements of our foreign operations prepared initially using their functional currencies are translated into Japanese yen. Since the currency in which sales are recorded may not be the same as the currency in which expenses are incurred, foreign exchange rate fluctuations may materially affect our results of operations.

We may decide to selectively enter into derivative financial instruments to manage the related risk exposures, primarily with respect to foreign exchange rate risks, which are entered into with major financial institutions in order to minimize the credit risk. Our management determines the market risk tolerance level, measuring period, controlling responsibilities and management procedures. We also prohibit all speculative transactions and evaluate and manage foreign exchange exposures. As of June 30, 2014, we did not have any outstanding derivative financial instruments to manage our foreign exchange risks.

The following table presents our foreign currency exposure and changes in shareholder’s equity and profit or loss before tax from a 5% increase or decrease in the value of our functional currency, which is Japanese yen (except for LINE Plus Corporation and LINE Play Corporation indicated below), against the currencies set forth below assuming all other variables are constant:

	For the year ended December 31,
	2012				2013
	Shareholder’s equity		Profit or loss before tax		Shareholder’s equity		Profit or loss before tax
	Appreciation of functional currency by 5%	Depreciation of functional currency by 5%	Appreciation of functional currency by 5%	Depreciation of functional currency by 5%	Appreciation of functional currency by 5%	Depreciation of functional currency by 5%	Appreciation of functional currency by 5%	Weakening of functional currency by 5%
	(in thousands of yen)
Korean won	¥46,376	¥(44,168)	¥74,813	¥(71,250)	¥(5,752)	¥5,478	¥(9,279)	¥8,837
U.S. dollar	N/A(1)	N/A(1)	N/A(1)	N/A(1)	15,980	(15,219)	25,778	(24,551)
Japanese yen(2)	N/A(1)	N/A(1)	N/A(1)	N/A(1)	65,585	(68,864)	84,083	(88,287)

(1)	N/A means not applicable.

(2)	This is related to the Japanese yen-denominated financial assets held by LINE Plus Corporation and LINE Play Corporation, for each of which Korean won is its functional currency.

Interest Rate Risk

Interest rate risk is defined as the risk that the fair value of future cash flows from a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk arising mainly through financial liabilities and assets that bear floating interest rates. Such financial liabilities and assets consist mainly of our outstanding borrowings and corporate bonds, as well as interest-bearing deposits and additional debt financings that we may periodically undertake for various reasons, including refinancing of our existing borrowings. The objective of interest rate risk management is to minimize financial costs and uncertainties associated with interest rate changes, and we strive to effectively manage our interest rate risk by periodic monitoring and responding to risk factors on a timely basis. In order to manage our interest rate risk in advance, we seek to minimize external borrowings by using internal funds, reduce borrowings with high interest rates, improve the structure of long-term and short-term borrowings, maintain the appropriate balance between borrowings with floating interest rates and fixed interest rates, and regularly monitor domestic and international interest rate changes.

Our cash equivalents and long-term and short-term financial instruments are also exposed to financial market risk arising from fluctuations in interest rates, which may affect the fair market value of our assets and investments. For example, an increase in interest rates would reduce the fair value of the fixed interest component of our interest-bearing securities. We manage our exposure to financial market risk by performing ongoing evaluations of our investment portfolio and investing some of our cash equivalents in fixed interest rate deposit instruments.

If interest rates had been 50 basis points higher or lower, the impact on our interest expense and income of the applicable period would be as follows:

	For the year ended December 31,
	2012				2013
	Shareholder’s equity		Profit or loss before tax		Shareholder’s equity		Profit or loss before tax
	Increase of 50 basis points	Decrease of 50 basis points	Increase of 50 basis points	Decrease of 50 basis points	Increase of 50 basis points	Decrease of 50 basis points	Increase of 50 basis points	Decrease of 50 basis points
	(in thousands of yen)
Interest expenses	¥(3,121)	¥ 3,121	¥(5,035)	¥5,035	¥(29,135)	¥27,538	¥(47,000)	¥44,423
Interest income	3,828	(3,828)	6,175	(6,175)	N/A(1)	N/A(1)	N/A(1)	N/A(1)

(1)	N/A means not applicable. As of December 31, 2013, we did not have any financial assets bearing interest at variable rates.

The above analysis was performed using balances of the financial liabilities with variable interest rates outstanding as of December 31, 2012 and 2013, assuming such liabilities were outstanding for the full fiscal year immediately before the respective dates, while holding all other variables constant.

Inflation

Inflation generally affects us by necessitating increases in the salaries and wages of our employees as well as increasing the cost of goods and services that we purchase. The general rate of inflation in Japan was 0.0% in 2012 and 0.4% in 2013, according to the Organization for Economic Co-operation and Development. We do not believe that inflation has had a material impact on our results of operations in recent years.

Critical Accounting Judgments, Estimates and Assumptions

The preparation of our consolidated financial statements requires us to make difficult, complex and subjective judgments in making the appropriate estimates and assumptions that affect the amounts reported in our consolidated financial statements. By their nature, these judgments are subject to inherent uncertainty. These judgments are based on our historical experience, terms of existing contracts, our observation of trends in the relevant industries, information provided by our customers and information available from other outside sources, as appropriate. While we believe our estimates and judgments are reasonable under the circumstances in which they were made, there can be no assurance that our judgments will prove to be correct or that actual results reported in future periods will not differ from our expectations reflected in our accounting treatment of certain items. For a discussion of our significant accounting judgments, estimates and assumptions, see Note 4 of the notes to our annual consolidated financial statements and Note 4 of the notes to our interim condensed consolidated financial statements appearing elsewhere in this prospectus.

Revenue Recognition for Internally-developed Virtual Items, LINE Stickers and Sponsored Stickers

We offer both consumable and durable virtual items in our internally developed games and applications. Consumable virtual items are virtual items that are consumed by following an end users’ specific action and do not provide end users with continuing benefits, whereas durable virtual items are virtual items that are accessible to end users over the life of the game or application or provide the end user with continuing benefits over a specific period. We recognize revenues attributable to consumable virtual items upon sale. For revenues attributable to the sale of durable virtual items, revenues are recognized over their estimated usage periods, which range from several days to several weeks, taking into consideration the nature of the virtual items and purchase patterns and behavior of end users with respect to such items.

Revenues attributable to the sales of LINE Stickers are recognized over an estimated usage period which reflects historical end user usage patterns. Similarly, revenues attributable to the sales of Sponsored Stickers are recognized over the advertising contract period based on historical user usage patterns during the advertising contract period.

We believe that revenue recognition is a critical accounting estimate because significant management judgment is involved in determining the estimated usage period over which virtual items are expected to be used by users. If user behavior changes over time or deviates from our estimates, we may be required to change the timing of our revenue recognition. In this case, our results of operations could be materially and adversely affected.

Share-based Payments and Valuation of Our Share Capital

Share-based payment expenses related to stock options granted to directors and employees are estimated based on the options’ fair value determined by the Black-Scholes-Merton (“Black-Scholes”) option pricing model. The Black-Scholes model requires various assumptions, including expected volatility, expected life of stock options and fair value of share capital at the time of option grants.

The following assumptions for the Black-Scholes model were used to calculate our share-based payment expenses in 2012, 2013 and the first six months of 2014.

	For the year ended December 31,		For the six months ended June 30,
	2012	2013	2014
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	60.0%	67.0%	58.0%
Risk-free interest rate	0.3%	0.3%	0.2%
Expected life of stock options	6 years	6 years	6 years
Weighted average grant date fair value of our equity per common share(1)	¥233	¥1,011	¥1,161

(1)	Retrospectively reflects the 500-for-1 stock split effective as of July 28, 2014.

Our dividend yield is 0.0%, since we have not paid, and do not expect to pay in the foreseeable future, any cash dividends. Expected volatility is estimated based on the historical volatility of companies that we believe are comparable publicly-traded companies. Expected life of stock options is estimated based on the expected exercise pattern of the option holders. Risk-free interest rate is based on the yield of Japanese government bonds.

In order to determine the fair value of our share capital at the time of the option grants, we used the income approach using the discounted cash flow method. The discounted cash flow method involves estimating future cash flows and discounting such cash flows at an appropriate rate. We also used the market approach as a reference to validate our valuation obtained using the discounted cash flow method. For the market approach, the value of share capital is estimated using multiples derived from the trading stock prices of guideline companies.

In the absence of a public trading market, determining the fair value of share capital at the time of option grants utilizing the discounted cash flow method is highly complex and subjective because it involves estimating future cash flows based on all relevant facts and circumstances known at the time of valuation, including but not limited to factors such as our historical financial results and the projections of our future operating and financial performance, market performance of comparable publicly traded companies, overall economic and industry outlook and discounting those cash flows at our weighted average cost of capital.

The assumptions used in calculating the fair value of the stock options represent our management’s best estimates, but these estimates involve inherent uncertainties and application of significant management judgment. As a result, if factors change or we utilize different assumptions, the fair value of stock options could be materially different for any period. Such estimates will not be necessary to determine the fair value of new stock option awards once we complete the global offering and the shares of our common stock and ADSs begin trading on public markets.

The following table sets forth the fair value of our share capital at the time of the stock option grants, as determined by us using the discounted cash flow method. All number of shares to be issued upon exercise of options granted, exercise price and fair value per share amounts shown below retrospectively reflect the 500-for-1 stock split which became effective on July 28, 2014.

Stock option grant dates	Number of shares to be issued upon exercise of options granted	Exercise price	Fair value of common stock
		(in yen)
December 17, 2012	14,000,000	¥344	¥233
December 16, 2013	3,430,500	344	1,011
February 7, 2014	1,825,000	1,320	1,161
August 8, 2014	752,500	1,320	2,310
October 31, 2014	352,500	1,320	—

We believe that the increase in the fair value from ¥233 per share as of December 17, 2012 to ¥1,011 per share as of December 16, 2013 and further to ¥1,161 per share as of February 7, 2014 was attributable to the growth in our revenues from ¥6,673 million in 2012 to ¥40,355 million in 2013, primarily driven by the increase in our MAUs and growth of the LINE business, as well as successful introduction of additional products and services in 2013, particularly LINE Games. Over this period, we continued to progress on our business plan. With an increase in the scale of our business, our operating expenses as a percentage of revenues decreased from 149.3% in 2012 to 117.7% in 2013. However, our loss before tax from continuing operations significantly increased from ¥3,003 million in 2012 to ¥7,873 million in 2013, also resulting from increased investments in global expansion and new products, which have not yet begun to generate meaningful revenue.

We believe that the increase in the fair value from ¥1,161 per share as of February 7, 2014 to ¥2,310 per share as of August 8, 2014 was attributable to the continued strong growth of our revenues and the achievement of our first period of profitability. Our revenues increased from ¥14,546 million for the six months ended June 30, 2013 to ¥36,538 million for the six months ended June 30, 2014, driven primarily by the continued increase in our MAUs as well as continued growth of our LINE business, particularly LINE Games which gained further popularity as we introduced many of our games in local languages in various markets. As we continued to successfully progress on our business plan, we were able to further increase the scale of our business, with our operating expenses as a percentage of revenue decreasing further from 110.8% for the six months ended June 30, 2013 to 88.6% for the six months ended June 30, 2014. As a result, we achieved profitability in the six months ended June 30, 2014, recording a profit of ¥1,215 million compared to a loss of ¥1,332 million for the six months ended June 30, 2013.

Income Taxes and Recovery of Deferred Tax Assets

Our income tax expenses are comprised of current tax and deferred tax. Current tax is the expected tax payable or receivable on our taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustments to tax payable in respect of previous years.

We recognize deferred tax on temporary differences between the carrying value of an asset or liability for financial reporting purposes and the amounts used for taxation purposes. The deferred tax assets and deferred tax liabilities are calculated using the tax rates based on tax laws that have been enacted or substantively enacted by the end of the reporting period and the tax rates that are expected to apply to the period when the deferred tax asset is realized or the deferred tax liability is settled. Deferred tax assets are recognized for all deductible temporary differences, unused tax losses carried forward and unused tax credits carried forward to the extent that it is probable that taxable income will be available. The estimation of future taxable income is calculated based on business plans approved by our management, and it is based on our management’s subjective judgments and assumptions.

We believe that recognition of deferred tax assets is a significant accounting policy that requires our management’s estimates and assumptions regarding, among other things, the level of future taxable income, interpretation of the tax laws and tax planning. Changes in tax laws, projected levels of taxable income and tax planning could affect the effective tax rate and tax balances recorded by us in the future. As of June 30, 2014, we recorded deferred tax assets of ¥3,589 million and deferred tax liabilities of ¥85 million, which is presented as ¥3,504 million of deferred tax assets, net of deferred tax liabilities.

Impairment

Non-financial Assets

Non-current assets other than goodwill.  Non-current assets other than goodwill, such as property and equipment and intangible assets with definite lives, are assessed for indicators of impairment at the end of each reporting period. We evaluate both internal and external sources of information to assess whether impairment indicators exist. Some of the impairment indicators are evidence of obsolescence, significant adverse changes in the technological, market, economic or legal environment of the market in which we operate. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Likewise, the determination of the assets’ recoverable amounts involves the use of estimates by our management that can have a material impact on the respective values and ultimately the amount of any impairment. No impairment losses were recognized in 2012, 2013 and the first six months of 2014 as a result of testing our non-current assets other than goodwill for impairment, except for the impairment losses recognized for certain non-current assets held by LINE Vietnam. See Note 8 of the notes to our annual consolidated financial statements.

Goodwill.  As of June 30, 2014, we had ¥2,683 million of goodwill. The goodwill impairment test requires us to test at least annually and more frequently as indicators of impairment are identified. The goodwill impairment test requires us to exercise judgment and assess whether the carrying value of the cash-generating units to which goodwill has been allocated can be supported by the recoverable amount of such cash-generating units. The recoverable amount of a cash-generating unit is determined based on a value-in-use calculation that involves the use of estimates. The main assumptions used in the value-in-use calculation include the discount rate, terminal growth rate and expected future cash flow projections for a period of up to five years from financial budgets approved by our management. Cash flow projections after the planning period are extrapolated using terminal growth rates. Cash flow projections take into account past experience and represent our management’s best estimates. These assumptions are subject to significant adjustments from various factors including user trends, spending on marketing, technology infrastructure and competition.

In order to estimate the discount rate that reflects the time value of money and the risks specific to the cash-generating units, we have assumed a risk-free rate equal to one-month average market yields on 10-year Japanese government bonds at the date of performing the annual impairment test. We also incorporated a risk premium, such as a company specific premium and equity premium, in the discount rate. The terminal value growth rates, which are the long-term average inflation rates in Japan, take into consideration external macroeconomic data.

The key assumptions used in our value-in-use calculations are as follows:

For the year ended December 31,
2012		2013
Pre-tax discount rate	Terminal growth rate	Pre-tax discount rate	Terminal growth rate
15.8%	1.7%	17.0%	1.9%

In validating the value-in-use determined for the cash-generating units, the sensitivity of key assumptions used in the discounted cash-flow model such as discount rates and the terminal growth rate was evaluated. No impairment losses were recognized in 2012 and the first six months of 2014 as a result of testing goodwill for impairment, as the recoverable amounts have considerably exceeded the carrying amounts of cash-generating units, and the outcomes of the impairment tests were not sensitive to reasonably likely changes in any of the assumptions underlying the cash follow projections used for the impairment tests or the discount rates in the periods presented for any cash-generating units. No impairment losses were recognized in 2013 as a result of testing goodwill for impairment, except for impairment losses of ¥40 million related to LINE Vietnam in 2013. See Note 11 of the notes to our annual consolidated financial statements. We believe that determining the existence and impairment of goodwill is a critical accounting estimate because significant management judgment is involved in the evaluation of the value of goodwill, and any reasonably possible changes in the key assumptions on which the recoverable amount is based would cause a change in the recoverable amounts of goodwill.

Financial assets measured at amortized cost

With respect to our financial assets measured at amortized cost, we assess on a quarterly basis whether there is any objective evidence that financial assets are impaired. If there is any objective evidence, we recognize the difference between the carrying value of the asset and the present value of estimated future cash flows as an impairment loss. When we estimate the future cash flows, our management considers the probability of default, time of recovery and past trend of losses, and decides whether the actual loss, which reflects current economic and credit conditions, is more or less than past trends. We consider these estimates to be significant because any adjustments may significantly affect the amount of an impairment loss for the financial assets measured at amortized cost.

No impairment losses were recognized in 2012, 2013 and the first six months of 2014 as a result of testing our financial assets measured at amortized cost for impairment. Historically, our estimates and assumptions used to evaluate impairment of financial assets measured at amortized cost have been within expectations. However, unforeseen circumstances such as adverse market conditions that deviate significantly from our estimates may require us to recognize losses on impairment of financial assets measured at amortized cost. We base our fair value estimates on assumptions we believe to be reasonable, but which are unpredictable and inherently uncertain. The use of alternative estimates and assumptions could increase or decrease the estimated fair values of our financial assets measured at amortized cost and potentially impact our results of operations.

Fair Value for Financial Instruments

We hold various financial instruments. Depending on the accounting treatment specific to each type of financial instrument, an estimate of fair value is required to record the instrument on our consolidated financial statements. Financial assets and financial liabilities held by us are measured at the following fair values:

•	quoted prices in active markets for identical assets or liabilities;

•	fair value calculated using observable inputs other than quoted prices for the assets or liabilities, either directly or indirectly; and

•	fair value calculated using valuation techniques incorporating unobservable inputs.

In particular, the fair value estimates using valuation techniques that incorporate unobservable inputs are based on the judgment and assumptions of our management, such as experience assumptions, and the use of specific numerical calculation models, such as discounted cash flow models. We base our fair value estimates on assumptions we believe to be reasonable, but which are unpredictable and inherently uncertain. The use of alternative estimates and assumptions could increase or decrease the estimated fair values of our investments and potentially impact our results of operations.

Provisions

We recognize asset retirement obligations related to assets leased under operating leases in our consolidated statement of financial position. These provisions are recognized based on our management’s best estimates of the expenses expected to be incurred for the restoration of the operating lease properties to the state as specified in the rental agreements upon termination of the operating leases. The estimation takes risks and uncertainty related to the obligations into account as of the fiscal year end date, and the estimates are evaluated on an annual basis.

We also record provision for the licensing royalty fees payable to third-party platform partners related to future redemption of virtual credits to purchase virtual items by our users. The provision is estimated using user trends, past experiences, and our management’s assumptions related to our business. Historically, our expenses have been within expectations and in line with the provision established. However, unforeseen circumstances such as adverse market conditions that deviate significantly from our estimates may require us to change the timing of our provisions or make additional provisions. In this case, our results of operations and financial condition could be materially and adversely affected.

Defined Benefit Plans

We have unfunded defined benefits plans for employees of LINE Plus Corporation and LINE Play Corporation, which are located in Korea. LINE Plus Corporation is our wholly-owned subsidiary, and LINE Play Corporation is a wholly-owned subsidiary of LINE Plus Corporation. Such plans include lump sum payments and other post-employment benefits for the board of directors and employees with a service period of over one year. Expenses related to defined benefit plans were ¥29 million, ¥252 million and ¥195 million in 2012, 2013 and the first six months of 2014, respectively, and we recorded liabilities for defined benefit obligations of ¥1,323 million and ¥1,648 million as of December 31, 2013 and June 30, 2014, respectively. The amount of expenses related to defined benefit plans increased in 2013 and in the six months ended June 30, 2014 as a result of an increase in employees in Korea resulting from the establishment of LINE Plus Corporation. The cost of the defined benefit plans and the present value of the obligations are determined using actuarial valuations. An actuarial valuation involves making various assumptions that are reviewed at each reporting date, including the determination of the discount rate and future salary increases.

The following assumptions were used by LINE Play Corporation and LINE Plus Corporation to calculate their expenses related to defined benefit plans as of the dates indicated.

	LINE Play		LINE Plus
	December 31,
	2012	2013	2013
Discount rate	4.0%	4.2%	4.2%
Weighted average of future salary increases	11.2%	11.5%	11.5%

We determine the discount rate based on market returns of high-quality corporate bonds consistent with currencies and estimated payment terms applicable to the defined benefit obligations as of the reporting date in order to calculate present value of the defined benefit obligations. Estimated future salary increases are based on historical salary increases and expected future inflation rates. The plans expose us to actuarial risks, including interest rate risk, salary increase risk and longevity risk. Due to the complexities involved in the valuation and its long-term nature, defined benefit obligations are highly sensitive to changes in these assumptions. If the discount rate or rate of future salary increases had been 100 basis points higher or lower with all other variables held constant, the impact on our defined benefit obligations as of December 31, 2013 would have been as follows:

	For the year ended December 31, 2013
	Discount rate		Salary increase rate
	100 basis points increase	100 basis points decrease	100 basis points increase	100 basis points decrease
	(in millions of yen)
Impact on defined benefit obligations	¥(99)	¥116	¥107	¥(94)

Exceptions under IFRS 1

For a discussion of our use of permitted exceptions under IFRS 1, see Note 34 of the notes to our annual consolidated financial statements appearing elsewhere in this prospectus.

Recently Issued Accounting Standards

The IASB and U.S. Financial Accounting Standards Board jointly issued IFRS 15 Revenue from Contracts with Customers for recognizing revenue under both IFRS and U.S. Generally Accepted Accounting Principles. IFRS 15 establishes a five-step model that will apply to revenue earned from a contract with a customer, regardless of the type of revenue transaction or the industry with limited exceptions. In addition to the five-step model, the standard specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. If those costs are expected to be recovered, they can be capitalized and subsequently amortized and tested for impairment. IFRS 15 also applies to the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of an entity’s ordinary activities, such as sales of property, plant and equipment or intangibles. IFRS 15 is effective for annual periods beginning on or after January 1, 2017, and early adoption is permitted under IFRS. Entities may take a full retrospective approach or a modified retrospective approach. The modified approach will allow the standard to be applied to existing contracts beginning with the current period. No restatement of the comparative periods will be required under this approach, as long as comparative disclosures about the current period’s revenues under existing IFRS are included. We have determined not to early adopt IFRS 15, and we are currently assessing the impact of IFRS 15’s adoption.

For a discussion of additional new standards, interpretations and amendments to IFRS, see Note 3(27) of the notes to our annual consolidated financial statements and Note 3(2) of the notes to our interim condensed consolidated financial statements, appearing elsewhere in this prospectus.

BUSINESS

Our Mission and Vision

Our mission is to bring people closer through more communication and shared experiences.

Our vision is to become the mobile gateway for communication, content and commerce.

Overview

We are a leading global platform for mobile messaging services and content distribution. Our mobile messaging application, which operates on all major mobile operating systems, enables our users to communicate through free instant messaging and voice and video calls. Our platform also provides access to a wide range of social and interactive content that satisfies our users’ everyday needs for access to information, mobile games and much more. Through the integration of this content with our messaging application, our users share their interests and have fun with their friends, which we believe ultimately deepens their relationships and enriches the user experience.

Since the introduction of our mobile messaging application in Japan in June 2011, LINE has grown into a global platform that provides a wide range of content and services and has users in more than 230 countries. Our active user base has grown rapidly, reaching 166 million MAUs as of June 30, 2014, with approximately half of such active users located outside our three largest markets of Japan, Taiwan and Thailand. According to App Annie, LINE was the fourth largest application publisher globally for the six-month period ended June 30, 2014 based on the number of Social/Communication downloads from Apple App Store and Google Play combined. We believe the scale and growth of our global user base provide us with powerful network effects, whereby LINE becomes more valuable to users, driving further user growth and attracting more advertisers and platform partners.

At the heart of our platform is the LINE mobile messaging application, which enables users to communicate with family, friends and other people they care about.

•	We address people’s basic communication needs. We focus on serving users’ basic communication needs by supplying easy-to-use tools, including chat, voice call and video call, with reliable and secure connectivity wherever they are. In June 2014, our users exchanged an average of 11.2 billion messages per day, and our average DAUs in June 2014 represented approximately —% of our MAUs as of June 30, 2014. Our high user engagement is driven by such communication being an indispensable part of people’s daily lives.

•	We enable closed and real relationship-based communication. We believe that the most rewarding and lasting forms of expression are those involving private, two-way exchanges between people with real relationships, which enhance intimacy and security. Our users can connect with other users they know directly on LINE or by importing their mobile contact list. We believe that closer, intimate relationships are integral to the broader social web of activity, representing a more meaningful and influential subset of social networks.

•	We make communication more enriching and expressive. We are a pioneer in the creation and design of Stickers, our larger and more expressive version of emoticons. Users can express their emotions or actions by sending a single Sticker instead of a thread of plain text. We believe that Stickers have made communication both more convenient and more enriching. Our users in aggregate sent an average of 350 million Stickers per day in June 2014.

LINE has evolved into an extensive platform that offers a wide range of entertainment and information content, such as mobile games, digital comic books and camera applications. In December 2013, we launched in Japan the LINE Mall service, an online marketplace where our users can shop for goods and services from qualified merchants as well as other users. We expanded the service to Thailand in July 2014.

•	Gateway. Our mobile messaging application serves as a gateway to access a variety of applications and other content. With an increasing amount of activity on the Internet being conducted through mobile applications, we believe that LINE provides a speedy, versatile and user-friendly platform for the discovery of content in the mobile era.

•	Share the fun. The social and interactive features of our products allow our users to share their experiences with their friends connected through the LINE messaging application, which we believe ultimately makes the user experience even more fun and engaging. For example, users can compare scores and rankings with their connected users on their favorite games and send their friends in-game purchased virtual items. Users can also interact with both connected and unconnected users through LINE Play, our virtual avatar community.

Supported by our large user base and high level of user engagement, LINE provides targeted and interactive marketing solutions that enable advertisers to promote their brands and amplify their visibility and reach. The key feature of our LINE advertising products is that we only permit advertisers to engage with those users who have voluntarily initiated such engagement, which minimizes disruption of the user experience. In addition to our LINE advertising products, we offer advertising products and services on livedoor and Matome, the web portals that we operate.

Our Monetization Model

We generate revenues in a variety of ways and from various participants active on the LINE platform. Our revenues are primarily generated from games, Stickers and advertising services on the LINE platform as well as from our web portals. In 2013, we generated revenues of ¥40,355 million and loss for the year of ¥6,246 million. In the first six months of 2014, we generated revenues of ¥36,538 million and profit for the period of ¥1,215 million.

Our User Base

We have experienced significant growth in our user base.

Our Value Proposition for Our Users

Communicate with people you know in real life.  We provide free mobile communication tools that allow our users to connect with their friends, family and others that they care about in a private and intimate way. We believe that our messaging application ultimately deepens their relationships and further enriches the user experience.

Choose the way you communicate.  Our users can send instant messages to, or chat with, a friend while watching TV, call their colleagues while traveling on business, or enjoy video calls with their family members who are residing overseas. We also provide other means of more open communication, as well as communication with non-LINE users. Timeline provides users with open access to, and the ability to share, a broad range of content with other users. Our low-cost LINE Premium Call VoIP service allows users to place calls to mobile and fixed phone lines, regardless of whether the recipient is a LINE user.

Know that you have been heard.  Our messaging tool provides the sender with confirmation whether their message has been read, and recipients are notified and reminded of unread messages specifically directed to them. We believe that this functionality increases the probability of achieving two-way communication.

Be creative and expressive.  We continue to be a pioneer and leader in the creation and design of Stickers. Users are able to colorfully express their emotions in the form of a single Sticker, which depicts LINE developed characters or third-party characters or celebrities, such as Hello Kitty, Elmo or Cristiano Ronaldo. We also invite users to participate in the creative process by designing and distributing their own Stickers through our Creators Market, which in turn further amplifies the power of user-generated content.

Discover attractive content.  Our platform introduces users to a host of highly appealing content. For example, we maintain a high level of quality in our game offerings, with our games having exceeded a combined 372 million downloads as of June 30, 2014, and nine games having exceeded 10 million downloads each. Fundamental to the quality and appeal of our content are our in-house artistic design capabilities and their appeal to local culture and tastes. The LINE characters we have created, such as Brown the Bear and Cony the Rabbit, are widely recognized within Japan and are receiving increasing recognition in other regions of the world. We also design our Stickers to appeal to people with a wide range of interests.

Share the fun.  Users on our platform can share with their friends mobile games and other applications that they enjoy. Our users can see how their scores compare against their friends’ scores on their favorite games, watch how their friends and other users build their personalized avatar communities, and send each other pictures taken and decorated with Stickers on our LINE Camera application. We believe that sharing fun experiences with friends helps to create more fun, ultimately making users’ mobile experiences more engaging.

Enjoy one-stop access.  Users are able to satisfy much of their mobile needs through our integrated platform, which provides seamless access and navigation across a wide range of applications and services that we provide. We believe that utilization of the LINE messaging application as a gateway application to our other applications and services serves as an easy and convenient one-stop navigation path for mobile users.

Our Value Proposition for Our Advertisers

Large user base and high level of engagement.  Our platform provides a powerful medium through which advertisers can reach our large user base, amplifying their visibility. By integrating our advertising products with our messaging application, we allow advertisers to benefit from the high level of user engagement driven by communication, which has become indispensable to people’s daily lives.

Impactful and targeted reach.  Advertisers are only allowed to contact users who have initially added them as a friend. We believe that this not only enhances the user experience, but also allows the advertiser to direct their efforts in a more targeted and efficient manner and therefore increases the probability of reaching a receptive and engaged audience. Importantly, advertiser messages are delivered directly and individually to our users. We believe that this opt-in, direct and targeted communication mechanism minimizes the chance of an advertisement being ignored or simply “scrolled through” by the customer. For example, advertisers can attach coupons to their messages, making it more convenient for the customer to pull up these coupons on their mobile devices at the store and ultimately more likely for the advertiser to achieve online-to-offline sales.

Business solutions.  The LINE platform provides business partners with solutions beyond simply an advertising medium. We launched Business Connect in July 2014, which provides our business partners with sales platforms, marketing tools and customized customer relationship management solutions. Using Business Connect, they can promote products, receive orders and address service requests directly with their customers on a real-time basis.

Our Value Proposition for Our Platform Partners

Real relationship-based social distribution.  Content providers on our platform are not only able to utilize our social distribution platform, but also benefit from our real relationship-based user base to maximize their distribution efforts. For example, our users can invite their friends to enjoy a game they have played or send friends virtual items. We believe that real relationship-based sharing enhances the legitimacy of user recommendations and amplifies the benefits of network effects.

Direct sales platform.  Our platform functions as a direct publishing platform for various content, including games, music and online comic books. Third-party game developers and other content providers can sell their products directly on our platform to achieve immediate monetization, which has contributed to LINE becoming a leading game publisher, as well as non-games content publisher, on Apple App Store and Google Play.

Proven distribution channel of scale.  We provide content providers with access to our large and highly engaged global user base. Third-party content developers who conduct business on our platform are also able to maximize the benefits of our continued global expansion.

Our Market Opportunity

The mobile Internet industry continues to grow rapidly, with an increasing shift in mobile Internet usage to social communications, entertainment and e-commerce. We believe that this presents an attractive market opportunity on which to focus our growth strategies.

Mobile Internet Opportunity

According to OVUM, mobile phone connections were estimated to reach 6.7 billion globally as of December 31, 2013 and are expected to grow to 8.5 billion as of December 31, 2019. Advances in wireless technology, the build-out of network infrastructure and lower costs are facilitating the availability and adoption of high speed mobile data services globally. 3G and 4G connections are projected to grow from an estimated 2.1 billion as of December 31, 2013 to 6.7 billion as of December 31, 2019. A significant majority of the incremental connections are expected to be in the developing Asia-Pacific, Africa and the Americas excluding the United States and Canada.

Global Mobile Phone Connections and 3G and 4G Connections (Estimated):

	As of December 31,
	Total Mobile Phone Connections		3G & 4G Connections
	2013	2019	2013	2019
	(in millions)
Asia-Pacific	3,306	4,336	924	3,271
Western Europe	606	617	377	588
United States and Canada	383	431	324	424
Other Americas	714	845	196	725
Eastern Europe	583	651	161	556
Africa	807	1,231	96	955
Middle East	278	363	62	207

Global	6,677	8,474	2,140	6,726

Source: OVUM

The mobile Internet industry has experienced rapid growth driven by the proliferation of mobile devices such as smartphones and tablets and the popularity of applications available on these devices. According to the Worldwide New Media Market Model 2H-2013 by IDC, global mobile Internet users were estimated to reach 1.3 billion as of December 31, 2013 and are expected to more than double to reach 2.7 billion as of December 31, 2018. In 2013, global mobile Internet users spent an estimated 29 hours per month online, according to IDC.

Source: IDC

Mobile Messaging and Social Networking Opportunity

Mobile messaging and social networking are becoming some of the most frequent activities of mobile Internet users as they have emerged as a new means of connecting people online. In 2013, according to App Annie, mobile messaging applications constituted six of the top ten applications excluding games based on downloads from Apple App Store and Google Play combined; three of the remaining four were social networking applications.

Content Market Opportunity

We believe that people are increasingly using mobile content to enrich their interpersonal relationships and social experiences. Social and interactive features of such content introduce powerful virality to attract and retain users.

Consumer spending on paid content on mobile devices globally is projected to increase from $24.4 billion in 2013 to $69.2 billion in 2018, according to IDC.

(1)	Includes audio, video, online games, e-books and downloaded applications or software and others.

Source: IDC

Stickers (also referred to as “stamps” in certain markets) have become an increasingly popular feature available on many mobile messaging applications. The larger variety and higher quality of images that can be designed in the form of stickers, compared to the traditional smiley-face emoticons, provide a more entertaining chat experience. Highly appealing stickers help attract users and enhance user engagement. Messaging applications typically provide a basic set of free stickers and sell premium sets of stickers that incorporate characters licensed from, or designed by, third-party copyright owners.

Mobile messaging and social networking applications serve as natural marketing and distribution channels for mobile games, generating stable high-volume user traffic and facilitating growth by providing an attractive game-play environment. Mobile messaging and social networking platforms enhance user interaction and increase user stickiness through social functions such as user rankings, competitions and in-game virtual item exchanges. In addition, high quality mobile games benefit platforms by helping to attract and retain users, enhance user engagement, enrich platform content, and increase user stickiness. Mobile games typically monetize through in-game purchases of virtual items.

Advertising Market Opportunity

Mobile messaging and social networking platforms enable advertisers to execute highly targeted marketing initiatives, and therefore are well-positioned to capture a greater share of mobile advertising spending. Personal relationships, frequent communications and interest-based activity on these platforms allow advertisers to target specific audiences. User activity patterns and users’ interest profiles can be analyzed on a real-time basis to improve the efficacy of advertising placements.

The global mobile advertising market is projected to increase from $15.7 billion in 2013 to $75.7 billion in 2018, according to IDC.

Source: IDC

Our Strategies

The key elements of our strategy to grow our business include the following:

Expand Our Global User Base

Our user base has grown rapidly since the launch of our platform in 2011, and we continue to focus on growing our user base across all geographies. As smartphone penetration rates increase globally, we continue to enhance our brand to attract additional users and platform partners. We continue to see opportunities for growth in our leading markets of Japan, Taiwan and Thailand as we enhance our products and services.

Approximately half of our 166 million MAUs as of June 30, 2014, access LINE from outside Japan, Taiwan and Thailand. We continue to strive to enhance our position in additional markets, including China, India, Indonesia and the United States. We intend to grow users globally by localizing our popular products, such as Stickers and in-app games, to appeal to local preferences and tastes. We also invest in user acquisition through targeted marketing and promotional events.

Enhance User Engagement

We intend to develop and broaden our offering of innovative and compelling content in order to enrich the user experience and encourage engagement. We believe that the social and interactive features of our products are integral to achieving high levels of user engagement, and therefore continue to develop products designed to further the social experience. For example, we try to increase the volume of activity on our messaging application by incentivizing users to exchange more messages and add more friends through promotional events, as well as broaden the ways users can interact with their friends on our games and other content applications.

Expand and Improve Our Platform

We will broaden the spectrum of products and services offered on our platform. For example, we launched Creators Market in April 2014, making us the first platform to turn users into creators of Stickers. By utilizing the appeal of user created content, we were able not only to obtain a new and diverse source of high quality Sticker content, but also ultimately induce greater user engagement and enable further monetization. We introduced our online marketplace, LINE Mall, in Japan in December 2013 and in Thailand in July 2014, and plan on growing this business by attracting a large and diverse group of merchants. We are also in the process of developing our mobile payment service as an alternative and convenient option for users.

We will continue to strengthen the infrastructure required by our platform partners. For game developers and other content providers, we intend to continue to invest in the application programming interfaces (computer programming tools that specify how software components should interact with each other) necessary to make such content easier to use and more accessible by users. We plan to continue to build relationships with various content providers, such as news outlets, comic book publishers and music services, to provide a wide range of entertainment and information content.

We intend to attract additional business partners by introducing new and more comprehensive business solutions that help them to better reach and communicate with users. We launched Business Connect in July 2014, through which we provide businesses with sales platforms, marketing tools and customized customer relationship management solutions.

Increase Monetization Opportunities

We constantly explore and pursue new monetization opportunities. Our approach to monetization typically involves focusing on increasing user base and user engagement during the initial stages of product launch, and being selective in choosing the appropriate time and method for monetization once a certain level of user demand has been achieved. Our strategy is to introduce additional LINE products and services in stages in individual markets to increase user engagement and increase revenues from users over time.

Pursue Strategic Investment and Acquisition Opportunities

We review opportunities through which we may complement our existing businesses and capabilities, and intend to pursue strategic investment and acquisition opportunities on a selective basis where we believe such opportunities may lead to further development of the LINE platform. Such investments may also take the form of strategic alliances, through which we would seek to gain from strategic relationships with partners capable of providing us with benefits that we may lack at the time, including key technologies, capabilities and/or access to certain markets.

Our Global Footprint and Expansion

In June 2011, we launched the LINE messaging application to the public in Japan, followed by launches in other Asian countries. We initially focused on building our user base in Japan, but shortly afterwards began to actively conduct marketing efforts in other parts of Asia, where we believed there was significant market potential based on the relatively low level of smartphone penetration and relatively large population size. Today, we believe LINE is the leading mobile messaging application in Japan, Taiwan and Thailand in terms of number of users, and we have obtained significant numbers of users in other parts of Asia, including Indonesia, China, India, Korea and Malaysia.

We have built on our early success in these markets and have pursued further global expansion outside of Asia, acquiring a significant number of users in markets such as Mexico, the United States, Spain and Colombia. We have achieved this growth through active marketing of LINE as well as customizing our content offerings to suit local preferences and needs. We believe the scale and growth of our user base in many countries provide us with powerful network effects, whereby LINE becomes more valuable with more users and creates additional incentives for existing users to encourage new users to join and to stay connected to their circle of friends. We benefit from such network effects where more activity on LINE leads to the creation and distribution of more content, which in turn attracts more users, platform partners and advertisers. We will continue to invest in new products and services and enhancements to our existing products and services, with the goal of further expanding our global user base and increasing user engagement.

LINE Platform

We offer a simple, easy-to-use mobile messaging application as well as access to a wide range of social and interactive content on the LINE platform, which enable our users to share their interests and have fun with their friends.

Communication and Content

Communication

LINE enables our users to enjoy free instant messaging and voice and video calls with each other using their mobile devices (including smartphones and tablets) or personal computers through mobile networks and Internet service providers and, more recently, low-cost VoIP services for domestic and international calls to mobile and fixed-line phone users globally.

Our messaging application and related products and services offered on the LINE platform provide our users with a convenient and fun communication experience and include the following:

•

Messaging.  LINE provides messaging services for a closed network of users who can select other users with whom they want to connect as “friends.” New friends can be added through inclusion of new contact information in a user’s mobile phone address book, searching for another user’s LINE identification in our database, invitation by email or text messaging, scanning QR codes or, if physically adjacent, shaking users’ smartphones simultaneously. The LINE messaging application can be downloaded for free onto various mobile operating systems (including Apple iOS, Google Android, Windows Mobile and BlackBerry) and personal computers using Windows or Mac OS operating systems. Our users can send free one-to-one text and voice messages to their friends using data services provided by their mobile network carriers or over the Internet. Users can also send images and videos and share their location information using the messaging service. LINE also offers group chat functions, through which users can create or join groups to exchange text and voice messages and share images and videos with multiple friends in the group.

•	Stickers. While using the LINE messaging application, users can add emotional nuance and personalize their text messages by including Stickers, which are colorful icons depicting actions or expressions of our proprietary characters (such as Cony the Rabbit and Brown the Bear), characters from popular animation or manga created by third parties (such as Sanrio’s Hello Kitty and Disney characters), and real life celebrities and athletes (such as PSY and Rafael Nadal).

Users can place Stickers in a message to add fun, flair and color to a conversation. Our Stickers are typically offered in a set of 20 or 40 images relating to a particular theme or character. A majority of the Sticker sets may be downloaded for ¥200 per set in Japan and at comparable prices elsewhere, while certain promotional Stickers are offered for free.

Our selection of Stickers varies by country depending on a number of factors, including local preferences and licensing arrangements for third-party copyrighted characters. The designs for many of our Stickers are customized to reflect local culture and tastes.

We also launched Creators Market in April 2014. Users can design their own Stickers and offer them on Creators Market through LINE Store, our web store accessible from smartphones and personal computers. After a review process and subject to our approval, users may sell their self-designed Stickers to other LINE users and use them on the LINE messaging application. We do not charge users a fee to offer their Stickers on Creators Market. Stickers sold on Creators Market are typically offered for sale in Japan for ¥100 per set of 40 Stickers and at comparable prices elsewhere. For Stickers sold on Creators Market, the designer receives half of the gross sales proceeds. We believe that Creators Market enables us to diversify our selection of Stickers that reflect local culture and tastes and further promote the usage of Stickers generally.

•	Free Call. Our users can make free one-on-one domestic or international voice calls and video calls to other LINE users worldwide who are registered as their friends on LINE and are using Apple iOS or Google Android smartphones or personal computers using Windows or Mac OS operating systems.

•

LINE Premium Call (VoIP).  In March 2014, we launched the LINE Premium Call service, which provides a low-cost VoIP service that enables users to make domestic or international voice calls using the LINE messaging application to mobile and fixed-line phone users globally, regardless of the telecommunications network used by the recipient of the call and regardless of whether the recipient is a LINE user. We do not charge our users any initial setup fee, and users pay in advance for the minutes to be spent making calls, including the option of a “30-day plan” that offers lower rates but requires the purchased minutes to be used within 30 days of the purchase date. LINE Premium Call users can make an in-app purchase of minutes or purchase minutes on LINE Store. Calling rates vary depending on the call recipient’s location as well as on whether calls are made to mobile or fixed-line phones. We have entered into interconnection arrangements with global telecommunications service providers. As of June 30, 2014, users with mobile phone numbers registered in one of 12 countries including Japan, Taiwan, Thailand, the United States and Spain can use LINE Premium Call to make phone calls to countries around the world.

•	Timeline. Timeline service enables our users to share their day-to-day experiences within the closed circle of people they choose as their friends. Each user has a profile screen on which such user can make postings using text, Stickers, images and videos to express themselves and share such content with friends. The user’s Timeline displays the user’s postings as well as postings by friends, with the most recent postings appearing at the top of the Timeline. Our Timeline is designed to be simple and easy to view, and displays only the user profile, limited lines of text and any image or video included in the posting. Users can choose the friends with whom they share their postings and whose postings they receive on their Timelines. Friends who see a user’s Timeline posting can post their replies or press the “like” button to acknowledge the posting.

Content

LINE serves as a platform for various other applications for our users, thereby offering users a wide range of entertainment and other useful and interactive tools. Such applications include:

•	LINE Games. We offer various games on the LINE platform. Unlike standalone games not offered on a broader platform, LINE Games enable users to invite their LINE friends to download games that they enjoy playing. This, along with a game score ranking system that displays scores of the player’s LINE friends, encourages our users to connect with their friends through our games and to help them build and enhance their relationships. All LINE Games are initially downloadable for free, typically with options to buy in-game items, such as extra lives or “boosters” that enhance the user’s performance level, or to upgrade game versions.

Typically, LINE Games are highly social by nature and simple to play. Our portfolio of games includes puzzle games (such as LINE POP, LINE Pokopang, LINE Bubble! and LINE Disney TsumTsum), adventure games (such as LINE WIND Runner, LINE Cookie Run and LINE Rangers) and sports games. LINE Games are typically time-restricted and assign specific goals for the users to achieve, and users are encouraged to earn different awards that reflect their progress. Some awards are earned by advancing in the game while others require users to purchase in-game virtual currencies, such as “rubies” and “diamonds.” Users’ game scores are ranked and shared among their circle of LINE friends, and users can interact with friends by sending in-game items to one another.

We actively maintain the quality of games introduced on the LINE platform to promote an engaging experience for our users and enhance their overall satisfaction with LINE. As of June 30, 2014, we offered 41 games on the LINE platform in Japan, of which two games were developed by us and the remainder were developed by third-party game developers. In many cases, we publish our game offerings in different languages, and as of June 30, 2014, we offered games in eight languages. In the past, we published most of the games developed by third-party game developers in the markets we serve on a non-exclusive basis. However, our general policy when offering new games on the LINE platform is to enter into new contractual arrangements with third-party game developers to become the exclusive distributor of their games in a particular market. Based on revenues, games are currently the most popular third-party applications that are used on the LINE platform.

Approximately 372 million downloads of individual LINE Games have been made on a global basis as of June 30, 2014. The selection of game titles and pricing of in-game purchase items vary by country subject to local preferences and licensing arrangements for third party-owned intellectual property, and we adjust our portfolio of games from time to time to meet our users’ evolving preferences. Our games are popular among mobile game players. In 2013, according to App Annie, LINE ranked as the world’s fifth largest mobile publisher based on gross game revenue from Apple App Store and Google Play combined.

•	Other Applications. We also offer a wide range of non-game applications on the LINE platform to enhance our user experience.

LINE Play is our virtual community that enables users to design their own avatars, or graphic identities that users select to represent themselves on screen, write and exchange diaries with other users’ avatars, visit other users’ avatar rooms and chat with other users who share common interests. Community members can also play interactive games with other users. Users may purchase in-app items to dress up their avatars or decorate their avatar rooms. Unlike our LINE messaging service, LINE Play is designed as an open social network where users can communicate freely with other LINE users who are not their LINE friends.

LINE Manga is our online comic book store that enables users to purchase and download from a selection of approximately 75,000 comic book titles as of June 30, 2014, read comic books on mobile devices and organize the purchased titles on a virtual bookshelf. Users can also recommend comic books to their friends and share links to such comic books on their Timelines. LINE Manga is currently available only in Japan.

LINE Mall is a virtual marketplace where LINE users can buy and sell goods and services. We launched LINE Mall in Japan in December 2013 (Android version) and in March 2014 (iOS version) and in Thailand in July 2014. LINE Mall enables both businesses and individual users to market goods through user interfaces that are optimized for smartphones. We currently do not charge buyers or sellers commissions for their transactions, as we are still focusing on ramping up the number of participating merchants and consumers. From time to time, we purchase a limited amount of inventory of goods through sourcing agents, engage third-party delivery services and sell such goods directly to our users. We also offer flash sales of items with limited inventory at a discounted price and during a limited period.

Examples of other applications offered on the LINE platform include LINE Camera, which is a free camera application for iOS and Android smartphones that enables users to edit, enhance and decorate photos and share them with friends and others using the LINE messaging application or other online social network services such as Facebook and Twitter. We also offer practical and entertaining applications such as LINE Weather (weather forecasts), LINE Fortune (fortune-telling services), LINE Brush (virtual drawing tools), LINE Kids (children’s educational tools and animated programs), LINE News (personalized news-clippings services) and LINE Q (questions and answers posted by users). In addition, in December 2014, we established LINE Music Corporation in Japan and plan to develop an application, which will enable users to purchase and download music, and share downloaded music with friends by streaming in LINE group chat rooms or posting on Timeline.

For a discussion on how payments by users are shared among us, our platform partners and payment processing service providers, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Major Components of Results of Operations.”

Others

•	Character Marketing. We engage in character marketing using internally-designed LINE characters, primarily to promote our brand and appeal and further expand our user base. We have partnered with Shogakukan-Shueisha Productions Co., Ltd. of Japan to publish cartoons that feature LINE characters such as Cony the Rabbit and Brown the Bear. We also engage in promotional events such as exhibitions of the LINE characters. We license our proprietary LINE characters to third parties for production and sale of various LINE-related merchandise, such as plush toys, action figures and stationery goods, which we believe contributes to building our brand awareness and recognition.

Advertising Products and Services

LINE Advertising

LINE offers targeted and interactive marketing products and services that enable advertisers of various sizes to promote their brands, products and services, amplify their visibility, better target their reach and enhance their advertising message by leveraging our user base. Advertisers can choose to subscribe to one product or service or multiple products or services that are bundled as a package. We have a sales force that is dedicated to attracting and retaining advertising customers and providing support to them throughout various stages of their campaigns, and our direct sales activities are supplemented by utilization of third-party advertising agencies. Advertisements and promotional messages are instantly delivered to our users because they are displayed on our users’ smartphone screens through the LINE messaging application on a real-time basis. Revenues from our advertising products and services consist primarily of the following:

•	Official Accounts. Official Accounts are LINE user accounts created for large-scale businesses and celebrities with followers that enable them to send messages directly to LINE users who have added them as a LINE friend. Once added as a friend, such Official Account holder is displayed together with the users’ other LINE friends, and the users are instantly alerted of messages through push notifications on their smartphones, as would be the case with any other messages from their LINE friends. Official Accounts enable business enterprises to reach LINE users around the world who are interested in their business, products or services by notifying such users of their latest products and services as well as distributing coupons and promotional information. Since LINE is primarily used on mobile devices, we believe that Official Accounts bring promotional information to users’ attention more quickly and efficiently than personal computer-based advertisements. Celebrities can also promote themselves and their latest works, such as movies and music albums, by connecting with their fans through their Official Accounts. We also provide ongoing consulting services to advertisers regarding their use of Official Accounts. We offer initial subscription to Official Accounts for a duration of 4 weeks, 8 weeks or 12 weeks and charge a monthly fee based on the contract period and the numbers of messages to be sent to users and updates to be posted on Timelines. Monthly fees for renewed contracts vary depending on the number of users who have added such Official Accounts as their friends. In certain jurisdictions, we also charge a flat one-time registration fee. As of June 30, 2014, we had 191 Official Accounts as measured by the number of contracts.

•	Sponsored Stickers. Our advertisers may offer “Sponsored Stickers” to LINE users to promote their brands, products and services. We work with advertisers to design sets of Sponsored Stickers, which often feature the advertisers’ proprietary characters, and offer them in sets of 8 or 16 Stickers. Sponsored Stickers are available globally and typically downloadable for free by users who add the sponsor as their LINE friend. We charge the advertisers fees based on the number of Sponsored Stickers distributed by them as well as a Sticker design fee. Advertisers may also add an advertisement on our virtual Sticker shop on the LINE platform for an additional fee.

•	Free LINE Coins. Our users can receive LINE Coins for free upon downloading certain applications (such as LINE Games) that are recommended by us or upon watching certain commercials posted by our advertisers. Such “free LINE Coins” can be used as virtual currency to purchase Stickers. Platform partners and advertisers offer free LINE Coins as a means of advertising their applications, products or services because they encourage initial downloading of applications or viewing of their commercials and lead to greater exposure to LINE users. We charge the platform partners and advertisers a fixed fee per specific action taken by our users. We offer free LINE Coins only for Android users. See “— Payment Mechanism for Our Users.”

•	Business Connect. As part of our efforts to provide innovative products and services, we have worked with our business partners to develop customized applications for utilization in their business operations. We launched Business Connect in July 2014 which provides our business partners with a set of tools, application programming interfaces and embeddable widgets that they can use to build customized applications that can be offered on the LINE platform, such as sales platforms, marketing tools and customer relationship management solutions.

Portal Advertising

In addition to advertising on our LINE platform, we also offer advertising services through the following portals that we operate:

•	livedoor. livedoor is a Japanese web portal that brings together information from a wide variety of sources and provides related services such as web search, news, weather and entertainment content and blog hosting. livedoor is one of the largest blogging service providers in Japan and had approximately 8.6 billion monthly page views in the month of June 2014.

•	Matome. We provide a personal web curation platform in Japan called Matome that enables individual users to create web pages that bundle images, links and videos under a specific topic. Such pages help viewers to see information collected from various sources sorted by topic that reflect the curating user’s perspectives and experiences on a specific topic. In June 2014, Matome had approximately 2.3 billion monthly page views.

We typically sell advertising space on these portals and their mobile applications through advertising networks such as Google and YAHOO! and through other brokers. From time to time, we also sell advertising space directly to advertisers.

Payment Mechanism for Our Users

Users of LINE and other applications offered on the LINE platform purchase products such as Stickers, in-game items or other in-app items primarily through the payment processing systems established by Google Play for Android-based smartphones and Apple App Store for iOS-based smartphones, for which such payment processing systems charge transaction fees based on a fixed percentage of the price paid by users. Users of Android-based smartphones may also purchase LINE Coins through Google’s payment system. We supplement such payment options with LINE Store, our web store accessible from smartphones and personal computers, where users in Japan, Taiwan, Thailand and Indonesia have the option to pay with prepaid cards or credit cards or through direct mobile billing that adds the purchase amount to their monthly phone bill.

As part of our efforts to diversify payment options available for LINE users, in December 2014, we launched LINE Pay, our mobile payment service application, on both iOS and Android operating systems. LINE Pay allows our users to register their credit cards and make payments, regardless of their mobile carrier. Currently, LINE Pay is still in its initial stage and such payments can be made only on LINE Store, our web store accessible from smartphones and personal computers, to purchase products and services offered on the LINE platform. This credit card payment service is available globally outside of China and Korea. Our users in Japan can also make payments, remit funds to each other or, withdraw cash from any bank in Japan through LINE Pay by linking their accounts at select banks in Japan or adding money to their LINE Pay accounts from convenience stores or ATMs or through Internet banking. We plan to expand the scope of LINE Pay and increase the convenience of our users.

Building and Maintaining User Trust

We dedicate significant resources to the goal of building user trust through developing and implementing programs designed to protect user privacy, promote a safe online environment and assure the security of user data.

Privacy and Sharing

People come to LINE to communicate and share their experience with friends. Protecting user privacy is a critical consideration in our product and service development process. The only personal information that we currently require from a user before use of our LINE messaging application is a mobile phone number. Our objective is to give users control over what they share and with whom they share, and we do not monitor private communications among users. Our efforts regarding user privacy are fundamental to our business and are focused on assuring control, transparency and accountability.

•	Control. We believe that by providing our users with clear and easy-to-use controls, we will continue to promote trust in our products and services. We have introduced various personal information control tools and techniques. For example, a user can choose whether other users can search for his or her account and select the scope of the audience for his or her Timeline postings.

•	Transparency. Our data use policy relates to our data use practices and privacy features. We also offer a number of tools and features that make full disclosure to users on how their information is used on the LINE platform. Our application settings feature enables users to view each of the applications they have chosen to use, the information generally needed by each application, and the audience with whom users have chosen to share their experiences. We believe that our transparency efforts enable users to make more informed decisions about their activities on the LINE platform.

•	Accountability. We have implemented procedural safeguards as part of our privacy program. These include employing a dedicated team of privacy professionals who are involved in product development from design through launch, conducting ongoing review and monitoring of the way data is handled by existing features and applications and implementing systemic data security practices.

Safety

We generally design our products and services to include safety tools. To communicate directly with other LINE users, each user has the option to register a “LINE ID” to allow other users to find such user through a LINE ID search. In Japan, in order to prevent users who are minors from contacting or being contacted by strangers, we check users’ age information provided by telecommunication carriers during the user verification process to prevent LINE users under the age of 18 from registering a LINE ID. This prevents users from conducting a LINE ID search to find minors, as well as minors from conducting a LINE ID search. We also employ age-appropriate settings for relevant products and services that enable limitation of the audience with whom minors can share information. We also cooperate regularly with mobile network providers and educators as well as law enforcement officers to promote proper and legal use of the LINE platform.

Security

We invest in technology, processes and people as part of our commitment to safeguarding our users’ personal information. We use both third-party developed and proprietary technologies to protect our users, including an intrusion detection system to protect the data entrusted to us, and we rely on multiple layers of network segregation using firewalls to protect against attacks or unauthorized access. Our security team actively scans for security vulnerabilities using commercial tools, penetration tests, code security reviews and internal and external audits. We also operate a network of geographically diversified data centers located in Japan and abroad, and we take measures to protect and back up the information stored in such data centers that meet industry standards.

Sales and Marketing

To date, the LINE user community has grown with users inviting their personal contacts to connect with them, supported by our internal efforts to stimulate user awareness and interest, such as advertising and marketing campaigns on television and the Internet. As we continue to increase our global footprint, we engage in active advertising and promotional campaigns to build our brand and further expand our global user base.

We utilize television commercials and Internet and mobile advertising as well as product placements in television shows, often targeting younger generation users. Primarily to increase our brand recognition, we also operate retail stores and fixed-duration pop-up stores in various markets including Hong Kong, Malaysia and Singapore where shoppers can purchase official LINE merchandise or take photographs with LINE character mascots. Our marketing expenses were ¥599 million in 2012, ¥17,214 million in 2013 and ¥7,314 million in the first six months of 2014, excluding personnel-related costs of our marketing staff. While we believe that our ability to grow through network effects associated with the LINE platform will be fundamental to our growth in global markets, we expect to continue to invest significantly in marketing and promotional activities to further promote such growth.

We also focus on attracting and retaining advertisers. In Japan, we operate a dedicated sales force focused on providing support to advertisers throughout the stages of the advertising campaign cycle, from pre-purchase decision making to post-campaign analytics. For example, LINE Business Partners Corporation, our wholly-owned subsidiary, focuses on sales and operations of our key advertising products such as Official Accounts. Our direct sales activities are supplemented by third-party agencies that primarily assist with attracting large businesses that may be interested in creating Official Accounts, as well as application developers that may be interested in marketing their applications. We also invest in customer support for our users, platform partners and advertisers, and we regularly host conferences and other events to promote our products and services to platform partners and advertisers. Outside of Japan, we engage in global sales and marketing activities through LINE Plus Corporation. LINE Plus Corporation has a subsidiary in each of the United States, Taiwan and Thailand, which is responsible for the regional sales and marketing of LINE products. In addition, LINE Plus Corporation operates a sales office in each of Malaysia, Indonesia, Spain and Hong Kong. LINE Plus Corporation develops marketing strategies for potential advertisers and regularly works with third-party agencies to promote advertising opportunities with LINE.

Technology

We have assembled a team of highly skilled engineers and computer scientists whose expertise spans a broad range of technical areas. We have made significant investments in scalable infrastructure to support large-scale, real-time messaging systems, data management and analysis technologies and voice and video call quality solutions.

Scalable Infrastructure to Support Large-Scale, Real-Time Messaging Systems

Our products and services are built on cloud computing infrastructure. We use a combination of off-the-shelf and custom software running on clusters of commodity computers to amass substantial computing capability. We intend to continue to develop server infrastructure that is operationally efficient, scalable and reliable, which is designed to do the following:

•	adapt to meet the needs from increasing user base growth and activities on our platform through decentralized data networks;

•	improve the functionality of servers through automated server management technology, thereby reducing the cost and improving operational agility;

•	automatically detect and respond to errors in our infrastructure components, including application servers, storage infrastructure and system networks; and

•	maintain reliable backup systems for our infrastructure components in Japan and abroad to reduce the possibility of service interruptions.

Our infrastructure enables the storage and processing of large datasets and deployment of our products to our users on a global basis. As our user base grows and the level of engagement and activities on our platform continues to increase, we will continue to expand our computing infrastructure to sustain and further improve our operating efficiency and to provide our products and services quickly and reliably to all users around the world. Our core messaging system enables real-time processing of a large amount of user traffic and serves as the basis for our LINE platform operations by delivering messages as well as other content generated from LINE Games and other applications offered on the LINE platform on a real-time basis.

Data Management and Analytics Technologies

In order to provide each user with a personalized LINE experience, we process and analyze a vast and growing amount of content shared by our users, developers and advertisers. Accordingly, we have invested in developing technologies and analytics in areas including the following:

•	a storage infrastructure that enables us to securely store more than 20 petabytes of data generated by our users;

•	increased storage capacity for more efficient data distribution;

•	a high-volume business intelligence system that enables large scale data analysis; and

•	a data warehouse infrastructure that provides tools to enable easy data summarization, ad hoc querying and analysis of large datasets.

Voice and Video Call Quality Solutions

We believe that audio and video quality is critical to the enjoyment of the LINE experience, and we have made significant engineering and development efforts to improve our audio and video quality. Key areas of our investments include the following:

•	proprietary audio and video communications technology that can reliably process millions of calls on a daily basis; and

•	high performance codec and data transmission technologies and routing algorithms to improve overall call quality and user experience.

Intellectual Property

Our success depends in part on our ability to protect our core technology and intellectual property. To establish and protect our proprietary rights, we rely on a combination of patents, trademarks, copyrights, trade secrets (including know-how), license agreements, confidentiality procedures, non-disclosure agreements with third parties, employee disclosure and invention assignment agreements, and other contractual and implicit rights worldwide. We also enter into confidentiality and invention assignment agreements with our employees, contractors and platform partners, and we control access to our proprietary technology and information. Despite our efforts to protect our proprietary technology and information through these efforts, unauthorized parties may still copy or otherwise obtain and misuse our intellectual property.

As of June 30, 2014, we had eight issued patents and 22 filed patent applications in Japan and one patent and 48 filed patent applications in other countries primarily relating to telecommunications, social networking, web technologies and infrastructure technologies. We cannot predict whether any of our pending patent applications will result in the issuance of a patent or whether the examination process will require us to narrow our claims. In addition, any of our patents may be contested, circumvented or found unenforceable or invalid, and we may not be able to prevent third parties from infringing them. We also pursue registrations of copyrights, domain names, designs, trademarks and service marks in Japan and elsewhere where we deem appropriate. As of June 30, 2014, we had 76 registered trademarks and service marks in Japan. As with patents, we may not be able to prevent third parties from infringing or misappropriating our copyrights, domain names, designs, trademarks and service marks.

Companies in the Internet, technology, telecommunications and media industries own large numbers of patents, copyrights, trademarks, and trade secrets and frequently enter into litigation based on allegations of infringement, misappropriation or other violations of intellectual property or other rights. From time to time, we face, and we expect to face in the future, allegations that we have infringed the patents, trademarks, copyrights, trade secrets and other intellectual property rights of third parties, including our competitors and non-practicing entities. These infringement, data misappropriation, tort and other intellectual property issues apply to myriad third-party rights and contents material to our business, and we seek, but cannot guarantee, extensive licenses to such requisite third-party rights. As we face increasing competition and as our business grows, we will likely face more claims of infringement.

Competition

We compete against various companies to attract and engage users, some of which have greater financial resources and substantially larger user bases. We face direct competition from other mobile messaging service providers such as Facebook’s WhatsApp and Tencent’s WeChat, as well as mobile messaging services for specific operating platforms, such as Apple’s iMessage. We also face significant competition in almost every aspect of our business, including from companies such as Facebook, Google, Yahoo! and Twitter, which offer a variety of social network services and products as well as online advertising services.

We face competition from game companies, mobile telecommunications companies, e-commerce companies, data hosting companies and other Internet-related companies that offer products and services that may compete with specific features of the LINE messaging service or other applications offered on the LINE platform. We also compete with traditional and online media businesses for a share of advertisers’ budgets and in the development of tools and systems for managing and optimizing advertising campaigns. As we introduce new products and our existing products evolve, or as other companies introduce new products and services, we may become subject to additional competition.

The key areas in which we compete include:

•	Users and User Engagement. We compete to attract and retain users. We believe that our ability to compete effectively for users depends on many factors, including the utility, ease of use, performance and reliability of our products and services; price; the amount, quality and timeliness of content generated by our users; our ability to establish and maintain relationships with platform partners; and our reputation and the strength of our brand. We also compete to attract and retain developers to build compelling games and other applications offered on the LINE platform, primarily based on size and composition of our user base, and our ability to drive traffic to developers’ applications.

•	Advertising. A significant portion of our revenue is generated from the sale of advertising services, and we face significant competition for advertiser spending. We believe that our ability to compete effectively for advertiser spending depends on many factors, including the size and composition of our user base; the effectiveness of our advertising targeting capabilities; the timing and market acceptance of our advertising services; our marketing and selling efforts; and the return our advertisers expect to receive from our advertising services.

•	Personnel. We experience significant competition for highly skilled personnel, including senior management, engineers, designers and product managers. Our growth strategy depends in part on our ability to retain our existing personnel and recruit highly skilled employees. Competition for highly skilled personnel is intense, particularly in Japan where our headquarters is located, and we compete for qualified personnel with online and mobile businesses, other companies in the technology industry and traditional media businesses. We believe that our ability to compete effectively for highly skilled personnel depends on many factors, including a work environment that encourages independence, creativity and innovation; opportunities to work on challenging, meaningful and important products; and compensation.

Properties

As of June 30, 2014, we had ¥9,527 million of property and equipment, which primarily consisted of our servers and networking equipment and an office building being constructed in Fukuoka, Japan to be used by our wholly-owned services operation subsidiary, LINE Fukuoka Corporation, with approximately 148,000 square feet of office space. As of June 30, 2014, we leased office facilities in Japan and other countries, including Korea, the United States, Singapore and Germany, including approximately 94,000 square feet for our corporate headquarters in Tokyo, Japan.

Employees

Our employees are critical to our success. We seek employees who are motivated to develop new products and services for our rapidly growing user base around the world as well as for our platform partners and advertisers. A vast majority of our new hires have prior experience in the Internet or mobile services or related industries, and we strive to hire and retain employees with diverse backgrounds in addition to relevant work experience in order to achieve our objective to continue to grow globally.

On a consolidated basis, we had 1,409 full-time employees as of June 30, 2014 and 1,048 full-time employees as of December 31, 2013. From time to time, we also employ contract-based employees to enhance operational efficiency. The following table sets forth a breakdown of our full-time employees by location as of June 30, 2014:

Location	Number of full-time employees
Japan	658
Outside Japan	751

Total	1,409

Compensation for our full-time employees consists of a combination of annual base salary, bonuses and share-based compensation. We also provide a wide range of benefits to our employees. We believe our compensation and benefit plans are competitive within our industry. Our employees are not unionized, and we consider our current relations with our employees to be good.

Legal Proceedings

We are involved in, and may in the future be involved in, legal proceedings, claims and government investigations in the ordinary course of business. In addition to the foregoing and the intellectual property risks discussed above, the nature of our business exposes us to claims related to defamation, rights of publicity and privacy and personal injury torts resulting from information that is published or made available on the LINE platform. This risk is enhanced in certain jurisdictions outside Japan where our protection from liability for content published on our platform by third parties may be unclear and where we may be less protected under local laws than we are in Japan. Our licenses and best practices may not reduce or eliminate such risks.

The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, negative publicity and other factors. We do not believe that it is more likely than not that the final outcome of the legal proceedings, claims and government investigations in which we are involved will have a material adverse effect on our business, financial condition or operating results.

REGULATION

We are subject to a number of Japanese, U.S. federal and state, and other foreign laws and regulations that affect companies conducting business on the Internet, many of which are still evolving and being, or have not yet been, tested in courts, and could be interpreted in ways that could harm our business. These may involve user privacy, rights of publicity, data protection, telecommunications, liability of providers of online services for activities of their users and other third parties, content, intellectual property, distribution, electronic contracts and other communications, competition, protection of minors, consumer protection, taxation and online payment services. Because our services are accessible worldwide in a variety of countries, certain jurisdictions may claim that we are required to comply with their laws, including even jurisdictions where we have no local entity, employees or infrastructure.

Regulations regarding Privacy and Protection of Personal Information and User Data

We are subject to laws and regulations, as well as pending legislative and regulatory proposals, regarding privacy and protection of user data and personal information, which could affect us in many jurisdictions throughout the world. The application and interpretation of these and other similar international laws and regulations concerning data protection and personal information is often uncertain, particularly in the new and rapidly evolving industry in which we operate, and in certain countries where the scope and interpretation of such laws and their application to the Internet is in a state of flux. There is a risk that such laws may be interpreted and applied in conflicting ways in different states, countries, or regions, and in a manner that is not consistent with our current data protection practices. There also may be limited precedent in certain jurisdictions with regard to enforcement or interpretation of these laws.

In the U.S., for instance, many states have passed laws in the area of information security and data protection requiring notification to users when there is a security breach for personal data, or requiring the adoption of minimum information security standards to protect certain types of personal information. In Japan, the Act on the Protection of Personal Information and its related guidelines impose various requirements on businesses, including us, that use databases containing personal information. Under this Act, we are required to lawfully use personal information we have obtained within the purpose of use we have specified and take appropriate measures to maintain security of such information. We are also restricted from providing personal information to third parties. The Japanese government is currently considering an amendment to this Act that would include establishment of a new regulatory authority and self-regulatory organizations, and introduction of new regulation on handling of anonymous personal data and transfer of personal information to foreign countries. Regulation relating to the 1995 European Union Data Protection Directive is also currently being considered by European legislative bodies that may include more stringent operational requirements for entities processing personal information and significant penalties for non-compliance.

Privacy Policies

We post a privacy policy and terms of service with our applications, in which we describe our practices concerning the use, processing and disclosure of user data. Any failure by us to comply with our posted privacy policy or privacy related laws and regulations could result in proceedings against us by governmental authorities or others, which could harm our business. Our compliance with our privacy policy may be subject to regulation by governmental agencies in various jurisdictions. For example, the U.S. Federal Trade Commission may bring enforcement actions against unfair and deceptive trade practices, including the violation of privacy policies, and European authorities may take actions against violations of privacy policies as well.

Regulations of Telecommunications and Portal Businesses

The Telecommunications Business Act of Japan (the “Telecommunications Business Act”) generally requires that those who plan to provide telecommunications services be registered as telecommunications business operators. However, as long as the scale of the telecommunications circuit facilities to be installed for the telecommunication services and the scope of service area to be covered do not exceed certain thresholds set forth in an ordinance of the Ministry of Internal Affairs and Communications of Japan, or fall within a certain category of radio facilities, submission of a notice to the Minister of Internal Affairs and Communications of Japan, rather than registration, is required. We believe that our facilities and services do not exceed such thresholds, and we are subject to notification requirements. Although it is not expressly clear, we believe that our telecommunications service related to LINE Premium Call is not subject to the Telecommunications Business Act since it is provided by LINE Plus Corporation, an overseas entity.

As a telecommunications business operator, we are prohibited from acquiring, using without permission, or leaking private communications (including, but not limited to, the contents of communications, the dates and places of the communications, the names and addresses, telephone numbers and IP addresses). The Telecommunications Business Act also requires a telecommunications business operator to, among other things, provide its service in a fair manner and, in certain emergency situations such as a natural disaster, prioritize important public communications. If, among other things, the acquisition, use without permission or leakage of private communications occurs or is not appropriately prevented in connection with the operation of the telecommunications business, a telecommunications business operator does not satisfy the foregoing requirements, or its business operation is otherwise inappropriate or unreasonable, such telecommunications business operator may be subjected to administrative or criminal sanctions.

The Provider Liability Limitation Act of Japan regulates a provider of communications services (the “specified communications services provider”) that circulates electronic information publicly through the Internet, and our portal services are subject to such regulations. While this act limits the scope of liability of a specified telecommunications services provider that will be incurred when anyone’s rights are infringed upon as a result of the circulation of electronic information in connection with its communications services, it requires a specified communications services provider to disclose certain information related to those who engage in such infringement.

Payment Services Regulations

The Payment Services Act regulates prepaid payment instruments such as the prepaid cards and virtual currencies that we sell in Japan. Because we issue such prepaid instruments, we must comply with certain requirements, including an obligation to deposit or enter into certain guarantee contracts for at least 50% of the total amount of unused amounts or credits represented by the instruments issued as of the end of either the first or third quarter of any year, if such total amount is more than ¥10 million; an obligation to refund any remaining amount of money or virtual currencies if we stop selling prepaid cards or virtual currencies, and general restrictions on refunds in other situations; and an obligation to secure any private information obtained in connection with our prepaid cards and virtual currencies. We may be subjected to administrative or criminal sanctions if we fail to fulfill such obligations.

We must also register with the director of the competent local finance bureau of the Ministry of Finance if our prepaid payment instruments can be used to purchase goods or services that are offered not only by ourselves or other closely related parties, including our affiliates, but also by third parties. We issue such instruments, and we are registered with the Director of the Kanto Local Finance Bureau. The Director is authorized to issue a business improvement order or business suspension order, or cancel our registration if we fail to comply with such regulations.

Various laws and regulations in the United States, such as the Bank Secrecy Act, the Dodd-Frank Act, the USA Patriot Act, and the Credit Card Act, impose certain anti-money laundering requirements on companies that are financial institutions or that provide financial products and services. Under these laws and regulations, financial institutions are broadly defined to include money services businesses such as money transmitters, check cashers, and sellers or issuers of stored value. Requirements imposed on financial institutions under these laws include customer identification and verification programs, record retention policies and procedures and transaction reporting. We do not believe that we are a financial institution subject to these laws and regulations. However, it is possible that payments and other transactions on the LINE platform could deem us a financial institution subject to applicable U.S., state or foreign regulations.

Regulations on Advertising

The Premiums and Representations Act of Japan stipulates the restricted methods and means of various advertisements, representations and sales promotions, in a broad sense. When we advertise our products or services, such as games, on the Internet, we must provide appropriate information under this Act, so as not to mislead our users.

In addition, regulations promulgated under the Premiums and Representations Act of Japan prohibit the inclusion in our games of certain mechanisms that are considered to excessively promote in-game purchases. These mechanisms typically feature a system in which users may pay for the chance to win an in-game item by random selection from different items, with certain combinations of items won providing users with special premium in-game items.

Regulations to Protect Minors

The Act on Establishment of Enhanced Environment for Youths’ Safe and Secure Internet Use of Japan regulates an administrator of servers publicly accessible through the Internet (the “specified server administrator”), aiming to protect youths under the age of eighteen. Under this act, if the specified server administrator learns of any situation where harmful information that materially impairs the sound growth of youths has been provided, or it makes such information available to the public through the Internet by the use of its servers, it will be required to make efforts to take measures to prevent youths from accessing such information. The specified server administrator is also required to make efforts to establish a system to receive information or inquiries from the public regarding any harmful information it sends, and to prepare and keep records of any measures that it has taken to prevent underage access to harmful information.

The Act on Regulation on Soliciting Children by Using Opposite Sex Introducing Service on Internet of Japan requires that those who operate an opposite sex introduction service through the Internet submit a notification to the Public Safety Commission, and take certain actions to prevent sexual offenses against children conducted through an opposite sex introduction service. Although we believe that none of our products or services fall within the definition of an “opposite sex introduction service,” it is not expressly clear whether our interpretation is correct. In the event that any regulatory authority or court adopts a different interpretation, we may become subject to the regulations applicable to opposite sex introduction services under this Act, including the administrative or criminal sanctions thereunder.

The U.S. Children’s Online Privacy Protection Act, as amended on July 1, 2013 (“COPPA”), regulates the targeted collection, use and disclosure of personal information from children under 13 years of age without parental consent by companies whose websites or online services are directed to children, or which have actual knowledge that they are collecting personal information from a child. If COPPA were to apply to us, failure to comply with COPPA may increase our costs, subject us to government investigations and could result in substantial fines.

MANAGEMENT

Directors, Corporate Auditors and Executive Officers

Directors and Corporate Auditors

The following table sets forth information regarding members of our board of directors and board of corporate auditors as of the date of this prospectus. The business address of all of such members is 21-1 Shibuya 2-chome, Shibuya-ku, Tokyo 150-8510, Japan.

Name	Age	Position/Title
Hae Jin Lee	47	Chairman of the Board
Akira Morikawa	47	Representative Director, President and Chief Executive Officer
Takeshi Idezawa	41	Representative Director and Chief Operating Officer
Joongho Shin	42	Director and Chief Global Officer
In Joon Hwang	49	Director and principal financial officer
Hitoshi Kurasawa	63	Corporate Auditor
Jin Hee Kim	47	Corporate Auditor
Takashi Kanai	51	Corporate Auditor

Hae Jin Lee.  Mr. Lee has served as a director since November 2005 and chairman of our board of directors since January 2012. Mr. Lee co-founded NAVER Corporation in June 1999 and currently serves as chairman of the board of NAVER Corporation and a director of LINE Plus Corporation. Prior to co-founding NAVER Corporation, from February 1992 to June 1999, Mr. Lee served in several roles at Samsung SDS Co., Ltd., an information technology services provider. Mr. Lee received a B.S. in computer science from Seoul National University and an M.S. in computer science from Korea Advanced Institute of Science and Technology.

Akira Morikawa.  Mr. Morikawa has served as a representative director and president since October 2007 and chief executive officer since April 2014. He joined Hangame Japan Corporation, our predecessor, in May 2003 and has since served in various executive roles including as head of internal audit. Previously, he served in several roles at Nippon Television Network Corporation. Mr. Morikawa received a B.S. in information science from the University of Tsukuba and an M.B.A. from Aoyama Gakuin University.

Takeshi Idezawa.  Mr. Idezawa has served as a representative director since April 2014 and as chief operating officer since January 2014. He currently serves as a director of DataHotel Co., Ltd. and a representative director of LINE Fukuoka Corporation. Previously, he served as a representative director and president of livedoor Co., Ltd., our subsidiary, where he served in various roles after joining the company in June 2002. Mr. Idezawa received a B.A. in political science and economics from Waseda University.

Joongho Shin.  Mr. Shin has served as a director since January 2012 and as our chief global officer since April 2014. He has served as a representative director of LINE Plus Corporation since February 2013. Previously, he served as an outside director at livedoor Co., Ltd., our subsidiary. From June 2005 to April 2013, Mr. Shin served in several roles at NAVER Corporation, including as head of Japan services. Mr. Shin received a B.S. and an M.S. in computer science from Korea Advanced Institute of Science and Technology.

In Joon Hwang.  Mr. Hwang has served as a director since December 2008 and currently serves as principal financial officer. He currently serves as a director of Camp Mobile Corporation, NAVER Business Platform Corporation and LINE Plus Corporation. Since August 2008, Mr. Hwang has served in several roles at NAVER Corporation, where he has served as a director and chief financial officer since November 2011. Prior to joining NAVER Corporation, Mr. Hwang served in several roles at Woori Investment & Securities Co., Ltd., Woori Finance Holdings Co., Ltd., Samsung Securities Co., Ltd., Credit Suisse and Samsung Electronics Co., Ltd. Mr. Hwang received a B.S. in economics from Seoul National University and an M.B.A. from New York University.

Hitoshi Kurasawa.  Mr. Kurasawa has served as a corporate auditor since April 2013. He currently serves as a director at Hanno Golf Club Co., Ltd. From June 2000 to June 2011, Mr. Kurasawa served in several roles at Gurunavi, Inc., an online restaurants information provider, including as a corporate auditor, director and executive vice president. From July 1987 to January 2005, Mr. Kurasawa served in several roles at NKB System Kaihatsu Co., Ltd., a computer system developer, including as a director. Mr. Kurasawa received a B.S. in industrial engineering and management from Tokyo Institute of Technology.

Jin Hee Kim.  Mr. Kim has served as a corporate auditor since December 2012. Mr. Kim currently serves as an internal auditor of LINE Plus Corporation, Camp Mobile Corporation and NHN NEXT, the representative director of NAVER I&S Corporation, and a director of the Global Human Resources Group of NAVER Corporation, where he has previously served in several roles such as head of human resources and head of service management and support. Prior to joining NAVER Corporation in April 2003, Mr. Kim served in several roles at Shilla Hotel and Samsung SDS Co., Ltd. Mr. Kim received a B.S. in statistics from Korea University and an M.B.A. from Korea Advanced Institute of Science and Technology.

Takashi Kanai.  Mr. Kanai has served as a corporate auditor since July 2013. Mr. Kanai currently serves as a corporate auditor at Epoch Co., Ltd., a Japanese toy and computer games company, and as the representative of Frantech Law Office. He is an attorney in Japan and has been a lecturer at the Keio University School of Law since 1999. Mr. Kanai received an L.L.B. and L.L.M. from Keio University, an L.L.M. from Cornell Law School and an L.L.M. from the University of London.

Some of our directors concurrently serve in senior positions at certain of our affiliates or other companies with which we have ordinary course business agreements and engage in ordinary course business transactions.

Executive Officers

The following table sets forth information regarding our senior management, consisting of the officers identified below (“executive officers”), as of the date of this prospectus. The business address of all of our executive officers is 21-1 Shibuya 2-chome, Shibuya-ku, Tokyo 150-8510, Japan.

Executive Officers	Age	Position/Title
Akira Morikawa	47	Representative Director, President and Chief Executive Officer
Takeshi Idezawa	41	Representative Director and Chief Operating Officer
Joongho Shin	42	Director and Chief Global Officer
Jun Masuda	37	Chief Strategy & Marketing Officer
Euibin Park	40	Chief Technology Officer
Tomohiro Ikebe	38	Chief of Services Development
Takeshi Shimamura	37	Chief of Commerce Media
Shintaro Tabata	38	Chief of Corporate Business

Jun Masuda.  Mr. Masuda has served as chief strategy and marketing officer since April 2014. Mr. Masuda currently serves as a director of LINE Business Partners Corporation. Previously, he served as a senior officer and chief strategy and marketing officer of NHN Japan Corporation. Prior to joining our company in October 2008, he served as a director and vice president of product at Baidu Japan Inc.

Euibin Park.  Ms. Park has served as chief technology officer since April 2014. She has served as head of our Web Services Development Group since June 2013. From June 2005 to April 2013, Ms. Park served in several roles at NAVER Corporation and its affiliated companies, primarily in Japan-related businesses. Prior to joining NAVER Corporation in June 2005, Ms. Park served in several roles at Neowiz Games Corporation, NOWCOM Co., Ltd. and SOTECK. Ms. Park received a B.S. in information and communications from Chonbuk National University.

Tomohiro Ikebe.  Mr. Ikebe has served as chief of service development since April 2014. He currently serves as a director of LINE Business Partners Corporation and LINE Fukuoka Corporation. Previously, he served in several roles at DataHotel Co., Ltd., our subsidiary, after joining the company in October 2001, including as executive officer in charge of business development.

Takeshi Shimamura.  Mr. Shimamura has served as chief of commerce media since April 2014. He currently serves as a director of LINE Fukuoka Corporation. Since joining our company from Rakuten, Inc. in July 2004, Mr. Shimamura has served in several roles at our company, including as head of service planning. Mr. Shimamura received a B.A. in history from Komazawa University.

Shintaro Tabata.  Mr. Tabata has served as chief of corporate business since April 2014. Prior to joining our company in June 2012, Mr. Tabata served as Japan country manager at Condé Nast Digital, and prior to that, he served as head of media business at DataHotel Co., Ltd., which he joined in April 2005. He also served in several roles at Recruit Holdings and NTT Data Inc. Mr. Tabata received a B.S. in economics from Keio University.

In December 2014, our board of directors provisionally appointed Mr. Idezawa as our new chief executive officer to succeed Mr. Morikawa when his term of office expires in March 2015. The appointment is subject to approval at the general meeting of shareholders and the board of directors’ meeting to be held in March 2015.

Corporate Governance

After the consummation of this offering, we will be a “foreign private issuer” under the federal securities laws of the United States and the New York Stock Exchange and NASDAQ Global Market listing standards. Under the federal securities laws of the United States, foreign private issuers are subject to different disclosure requirements than U.S.-domiciled registrants. We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and the New York Stock Exchange and NASDAQ Global Market listing standards. Under SEC rules and the New York Stock Exchange and NASDAQ Global Market listing standards, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the SEC, the New York Stock Exchange and NASDAQ Global Market permit a foreign private issuer to follow its home country practice in lieu of their respective rules and listing standards. Among others, we are not required to have a board of directors that is comprised of a majority of independent directors as required under the New York Stock Exchange and NASDAQ Global Market listing standards.

Board of Directors

Our directors constitute a board of directors. Our articles of incorporation provide for not fewer than three directors. Directors are typically nominated at the board level and are elected at general meetings of shareholders. The term of office of any director expires at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ended within two years after such director’s election to office. Our directors may, however, serve any number of consecutive terms.

The board of directors has the ultimate responsibility for the administration of our affairs. The board of directors appoints from among its members one or more representative directors, who have the authority individually to represent us in the conduct of our affairs. The board of directors may appoint from among its members a chairman, a president or one or more deputy presidents, senior managing directors and managing directors.

Board of Corporate Auditors

Our corporate auditors constitute a board of corporate auditors. As permitted under the Companies Act, we have elected to structure our corporate governance system as a company with a separate board of corporate auditors instead of board committees. Our articles of incorporation provide for not more than five corporate auditors. Corporate auditors are typically nominated at the board level and are elected at general meetings of shareholders. The term of office of any corporate auditor expires at the close of the annual general meeting of shareholders held with respect to the last fiscal year ended within four years after such corporate auditor’s election to office. Our corporate auditors may, however, serve any number of consecutive terms.

Our corporate auditors are not required to be certified public accountants. Our corporate auditors may not at the same time be directors, employees or accounting advisors (kaikei sanyo) of us or any of our subsidiaries or corporate officers of our subsidiaries, and at least one-half of them must be “outside” corporate auditors who have never been a director, accounting advisor, corporate officer or employee of us or any of our subsidiaries at any time prior to their election as a corporate auditor.

The function of our board of corporate auditors and each corporate auditor is similar to that of independent directors, including those who are members of the audit committee, of a U.S. company. Each corporate auditor has a statutory duty to supervise the administration by the directors of our affairs, to examine the financial statements and business reports to be submitted by a representative director at the general meetings of shareholders and to prepare an audit report. They are obligated to participate in meetings of the board of directors and, if necessary, to express their opinion at such meetings, but are not entitled to vote. The board of corporate auditors has a statutory duty to prepare an audit report based on the audit reports issued by the individual corporate auditors and submit such audit reports to a relevant director and, in the case of audit reports related to financial statements, independent auditors each year. Each corporate auditor may note an opinion in an audit report issued by the board of corporate auditors, if the opinion expressed in such corporate auditor’s individual audit report is different from the opinion expressed in the audit report issued by the board of corporate auditors. The board of corporate auditors is empowered to establish the audit principles, the method of examination by the corporate auditors of our affairs and financial position and any other matters relating to the performance of the corporate auditors’ duties.

In addition to our corporate auditors, we must appoint independent certified public accountants. Such independent certified public accountants have the statutory duties of examining the financial statements to be submitted by a representative director at the general meetings of shareholders and reporting their opinion thereon to the relevant corporate auditors and directors. The independent certified public accountants also audit the financial statements to be included in the securities reports that are required to be filed with the director of the relevant local finance bureau of the Ministry of Finance. Deloitte Touche Tohmatsu LLC has acted as our independent certified public accountant since 2007.

In addition, under the rules of the Tokyo Stock Exchange, Japanese companies whose shares are listed on the exchange are required to have at least one “independent officer” who is either an “outside director” or an “outside corporate auditor” (each as defined under the Companies Act) and who is unlikely to have any conflicts of interest with their shareholders. The rules also require listed companies to make efforts to appoint at least one outside director as its independent officer.

Committees of the Board of Directors

Under the Companies Act, we have elected to structure our corporate governance system as a company with a separate board of corporate auditors and therefore do not have an audit committee. For foreign private issuers, use of a board of corporate auditors in compliance with home country rules is permitted under Rule 10A-3(c)(3) of the Exchange Act, and as such we are not required to and do not intend to form an audit committee. Our board of corporate auditors is a legally separate and independent body from our board of directors. See “— Directors, Corporate Auditors and Executive Officers — Directors and Corporate Auditors.” We do not have certain committees that are required of U.S. listed companies subject to the New York Stock Exchange or NASDAQ corporate governance standards, including those that are responsible for director nomination and corporate governance and executive compensation.

Our board of directors is supported by a management committee to facilitate timely decision-making with respect to important administration and management issues. The management committee is composed of directors with business execution authority and other members appointed by the President. Currently, the management committee consists of the Chief Executive Officer, Chief Operating Officer, Chief Global Officer, Chief Strategy & Marketing Officer and certain senior officers in charge of finance and accounting, human resources and internal audit. The management committee engages in discussion of various items to be resolved by, or reported to, the board of directors, and considers important administration and management issues in accordance with the basic strategies and policies set by the board of directors.

The management committee can delegate its authority to its subcommittees, including the risk management committee. The risk management committee facilitates timely decision-making with respect to risk management issues. The risk management committee is composed of the Representative Director and President, other directors with business execution authority, officers and employees heading key business divisions or those appointed by such officers or employees, and representatives of our subsidiaries or those appointed by such representatives.

Employment Agreements

We have entered into employment agreements with each of our executive officers who is not a director. Under these agreements, such executive officers are employed for a specified time period. We may terminate an executive officer’s employment for cause at any time, without remuneration, for certain acts, including but not limited to negligence or dishonest acts to the detriment of our company. Each such executive officer has agreed to hold, both during and subsequent to the term of his agreement, our confidential information in confidence and not to disclose such information to any outsider. Each such executive officer is required to not use our confidential information other than for our benefit. Our directors may be appointed as executive officers by the board of directors.

The compensation cost of employees’ severance benefits is recognized based on the vested benefits to which the employees are entitled if they leave our company immediately. We do not have service contracts with any of our directors or officers providing for benefits upon termination of their employment with us.

Compensation

In accordance with the Companies Act, compensation for our directors and corporate auditors, including bonuses, retirement allowances and incentive stock options, must be approved at our general meeting of shareholders, unless otherwise specified in our articles of incorporation in the future. The shareholders’ approval may specify the upper limit of the aggregate amount of compensation or calculation methods, but if compensation includes benefits in kind, the shareholders’ approval must include the description of such benefits. Compensation for a director or corporate auditor is fixed by our board of directors or by consultation among our corporate auditors in accordance with our internal regulations and practice and, in the case of retirement allowances, generally reflects the position of the director or corporate auditor at the time of retirement, length of service as a director or corporate auditor and contribution to our performance.

The remuneration paid and in-kind benefits granted to our directors, corporate auditors and executive officers, in the aggregate, in 2013 totaled approximately ¥0.9 billion. We do not separately set aside any amounts for pension, retirement or other benefits for our directors, corporate auditors or executive officers.

We do not have any loans or credits outstanding to any of our directors, corporate auditors or executive officers, and we do not have any guarantees outstanding for borrowings by any of our directors, corporate auditors or executive officers.

We do not maintain a directors’ and officers’ liability insurance policy covering potential liabilities of our directors and officers. We are currently evaluating purchase of such policies.

Stock Options

We have issued stock options in the form of stock acquisition rights pursuant to the Companies Act under grants authorized by our shareholder on December 17, 2012 and subsequently on February 5, 2014. The purpose of these grants is to enable our directors and employees, including our executive officers, to share in our successes and to reinforce a corporate culture that aligns employee interests with those of our shareholders. Stock options issued prior to 2012 were exercised in full by the grantees, but all of the shares so acquired were subsequently purchased by NAVER Corporation, our 100% shareholder.

Our stock options may be exercised during an eight-year period that begins two years from the date of grant. Our stock option grants generally do not allow for the transfer or assignment of options. An option holder who retires while one’s options are still exercisable loses such options, unless otherwise approved by our board of directors. In the event of a stock split, reverse stock split or issuance of new shares or disposal of treasury shares at below market price, the exercise price of and, in certain cases, the number of shares subject to outstanding options, will be proportionately adjusted. All numbers of shares to be issued upon exercise of options granted and exercise price per share set forth below retrospectively reflect the 500-for-1 stock split which became effective on July 28, 2014.

On December 17, 2012, our board of directors approved a grant of stock options to certain of our directors. As a result of this grant, stock options to purchase an aggregate of 14,000,000 shares of our common stock were issued on the same date at an exercise price of ¥344 per share and with an expiration date of December 17, 2022, which fair value of our common stock was determined based on a number of different considerations including a third-party valuation of our shares obtained immediately prior to December 17, 2012.

On December 11, 2013, our board of directors approved grants of stock options to certain of our directors and employees and those of our subsidiaries. As a result of these grants, stock options to purchase an aggregate of 3,430,500 shares of our common stock were issued on December 16, 2013 at an exercise price of ¥344 per share and with an expiration date of December 16, 2023, which fair value of our common stock was determined based on a number of different considerations including a third-party valuation of our shares obtained immediately prior to December 16, 2013.

On February 5, 2014, our board of directors approved grants of stock options to our employees as well as directors and employees of our subsidiaries and certain third parties. As a result of these grants, stock options to purchase an aggregate of 1,825,000 shares of our common stock were issued on February 7, 2014 at an exercise price of ¥1,320 per share and with an expiration date of February 7, 2024, which fair value of our common stock was determined based on a number of different considerations including a third-party valuation of our shares obtained prior to February 7, 2014. None of these stock options were granted to any of our directors or executive officers.

Of the stock options issued in the above-mentioned grants, options to acquire 45,000 shares have been extinguished due to the departure of the grantees, and options to acquire 19,210,500 shares remain outstanding as of June 30, 2014.

In addition, on August 1, 2014, our board of directors approved grants of stock options to employees of us and our subsidiaries. As a result of these grants, stock options to purchase an aggregate of 752,500 shares of our common stock were issued on August 8, 2014 at an exercise price of ¥1,320 per share and with an expiration date of August 8, 2024.

On September 30, 2014, our board of directors approved grants of stock options to employees of us and our subsidiaries. As a result of these grants, stock options to purchase an aggregate of 352,500 shares of our common stock were issued on October 31, 2014 at an exercise price of ¥1,320 per share and with an expiration date of October 31, 2024.

The following table summarizes, as of June 30, 2014, the outstanding stock options held by our directors, corporate auditors and executive officers (after giving effect to the stock split which became effective on July 28, 2014):

	Shares of common stock underlying outstanding stock options
		Exercise period		Exercise price (per share)	Date of grant
Name		From	To

Hae Jin Lee	5,572,000	December 18, 2014	December 17, 2022	¥344	December 17, 2012

Akira Morikawa	52,500	December 17, 2015	December 16, 2023	¥344	December 16, 2013

Takeshi Idezawa	52,500	December 17, 2015	December 16, 2023	¥344	December 16, 2013

Joongho Shin	6,790,000	December 18, 2014	December 17, 2022	¥344	December 17, 2012

Jun Masuda	63,000	December 17, 2015	December 16, 2023	¥344	December 16, 2013

Euibin Park	84,000	December 17, 2015	December 16, 2023	¥344	December 16, 2013

Tomohiro Ikebe	33,500	December 17, 2015	December 16, 2023	¥344	December 16, 2013

Takeshi Shimamura	25,000	December 17, 2015	December 16, 2023	¥344	December 16, 2013

Shintaro Tabata	23,000	December 17, 2015	December 16, 2023	¥344	December 16, 2013

Total	12,695,500

In addition, as of June 30, 2014, Mr. Joon Ho Lee who owned 3.74% of the total outstanding shares of common stock of NAVER Corporation as of June 30, 2014, held stock options to purchase an aggregate of 1,638,000 shares of our common stock at an exercise price of ¥344 per share and with an expiration date of December 17, 2022.

In connection with our grant of stock options, we recognized share-based compensation expenses of ¥31 million in 2012, ¥804 million in 2013 and ¥1,256 million in the first six months of 2014.

PRINCIPAL AND SELLING SHAREHOLDER

As of the date of this prospectus, NAVER Corporation owns 174,992,000 shares of our common stock, which represent 100% of our issued and outstanding shares of common stock. The total consideration paid by NAVER Corporation for such shares was ¥12,596,197,697. Immediately after the closing of this global offering, NAVER Corporation will own            shares of our common stock, which represent           % of our total issued and outstanding shares of common stock assuming no exercise of the underwriters’ over-allotment options and no exercise of outstanding stock options.

NAVER Corporation is a leading Internet company in Korea. NAVER Corporation’s business is primarily focused around four key areas: search advertising, display advertising, its interest in LINE and other content (including mobile games), and information technology infrastructure services. NAVER Corporation was established in Korea in June 1999 by a group of engineers led by Hae Jin Lee, who is currently serving as chairman of our board of directors. As of June 30, 2014, Hae Jin Lee and his specially-related persons collectively owned 9.01% of the total outstanding shares of common stock of NAVER Corporation. The shares of common stock of NAVER Corporation are listed on the KOSPI Market of the Korea Exchange.

Since its launch in 1999, NAVER Corporation’s primary search portal, NAVER, has amassed a large user base in Korea and abroad. NAVER had approximately 37 million subscribers and approximately 16 million daily visitors, according to NAVER Corporation’s quarterly report for the three-month period ended June 30, 2014. In August 2013, NAVER Corporation spun off its online game portal business into a new company named NHN Entertainment Corporation. In addition to its ownership of us, NAVER Corporation has also operated the BAND social networking application platform since August 2012, through its subsidiary CampMobile Corporation. NAVER Corporation also offers NAVER Mobile, a portal service optimized for mobile devices.

Since its incorporation in 1999, NAVER Corporation has grown both organically and through mergers and acquisitions. As of June 30, 2014, NAVER Corporation had 35 direct and indirect subsidiaries, 19 of which were located in Korea, seven in Japan (including LINE Corporation and its subsidiaries), two in each of the United States, China and Taiwan and one in each of Thailand, Singapore and Vietnam. See “Certain Relationships and Related Party Transactions” for the description of our material related party transactions with NAVER Corporation and its affiliates.

According to its annual report for the fiscal year ended December 31, 2013, NAVER Corporation’s consolidated operating revenues for the fiscal year ended December 31, 2013 were Won 2,312 billion, of which revenues for search advertising, display advertising, LINE and other services accounted for Won 1,352 billion, Won 324 billion, Won 454 billion and Won 182 billion, or 58.5%, 14.0%, 19.6% and 7.9%, respectively, of total revenues. Korea, Japan and other countries accounted for 75.1%, 23.6% and 1.3% of NAVER Corporation’s consolidated operating revenues, respectively, for the same period. As of December 31, 2013, NAVER Corporation had 1,595 full-time and contract-based employees. The registered address of NAVER Corporation is 6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

NAVER Corporation

Issuance of Shares

On May 25, 2012, we issued 87,369 shares of our common stock to NAVER Corporation for ¥15,000 million. NAVER Corporation currently holds a 100.0% voting interest in us.

Mr. Hae Jin Lee, who currently serves as chairman of our board of directors, also serves as chairman of the board of directors of NAVER Corporation. Mr. In Joon Hwang, who currently serves as our director and principal financial officer, also serves as a director and chief financial officer of NAVER Corporation. Mr. Jin Hee Kim, who currently serves as our corporate auditor, also serves as a director of the Global Human Resources Group of NAVER Corporation.

Guarantees

From time to time, we have received payment guarantees from NAVER Corporation in connection with our financings. NAVER Corporation provided guarantees on ¥2,625 million and ¥4,000 million of our short-term borrowings as of December 31, 2012 and 2013, respectively. On August 5, 2014, all outstanding guarantees from NAVER Corporation were terminated.

Non-cash Distributions

Prior to April 1, 2013, we were engaged in the development and distribution of online games through our Hangame business along with related entities, including NHN Search Technology Corporation, NHNST Japan Corporation, Sync Corporation and Mediator Corporation, as well as our 49.95% interest in Smartphone Contents Investment Limited Partnership. On February 13, 2013, we publicly announced our decision to dispose of our Hangame business and related entities, and they were classified as discontinued operations. The Hangame business and related entities were transferred to a new entity, NHN Japan Corporation, which specializes in Internet and gaming services. We disposed of all of our ownership interest in NHN Japan Corporation by transferring all of the related shares in the form of a non-cash dividend to NAVER Corporation at book value, which was completed on April 1, 2013. The book value of NHN Japan Corporation was ¥8,652 million at the time of distribution, and no gain or loss was recorded for financial accounting purposes.

Transfer of Defined Benefit Obligation Liabilities

Certain employees of NAVER Corporation were transferred to LINE Plus Corporation when LINE Plus Corporation was established in 2013. LINE Plus Corporation received ¥595 million from NAVER Corporation for assuming the associated post-employment defined benefit plan obligations that NAVER Corporation had owed to those employees.

Personnel

From time to time we have transfers or secondments of employees from NAVER Corporation and our affiliates, the related personnel expenses of which are borne by us. Some of our directors, corporate auditors and executive officers concurrently serve in senior positions at certain of our affiliates with which we have ordinary course business agreements and engage in ordinary course business transactions. See “Management.”

International Operations

In February 2013, we established, together with NAVER Corporation, LINE Plus Corporation in order to more efficiently pursue global expansion outside of Japan. As of June 30, 2014, NAVER Corporation had contributed a total of ¥7,254 million of capital to LINE Plus Corporation in exchange for a 40% ownership stake, whereas we had made a cumulative contribution of ¥10,881 million in exchange for our 60% ownership of LINE Plus Corporation.

Prior to LINE Plus Corporation’s formation, we had an arrangement with NAVER Corporation, under which we remitted an amount equivalent to 50% of revenues generated from our Sticker sales outside of Japan to NAVER Corporation, in exchange for NAVER Corporation’s provision of related sales and marketing services. Pursuant to such arrangement, we made payments of ¥529 million in 2012 to NAVER Corporation.

Upon LINE Plus Corporation’s formation, all sales and marketing employees for such international operations were transferred to LINE Plus Corporation, subsequent to which LINE Corporation and LINE Plus Corporation entered into an arrangement under which LINE Corporation is obligated to pay LINE Plus Corporation an amount equivalent to 70% of revenues generated from our Sticker sales and advertising revenues outside of Japan, in exchange for LINE Plus Corporation’s provision of such related sales and marketing services.

On August 1, 2014, the board of directors of NAVER Corporation and our board of directors approved a plan pursuant to which LINE Plus Corporation would become our wholly-owned subsidiary, in exchange for which LINE Plus Corporation would pay NAVER Corporation ￦80 billion, or approximately ¥8 billion, in cash. The acquisition was completed on September 5, 2014. See “Prospectus Summary — Recent Developments — Acquisition of Remaining 40% Interest in LINE Plus Corporation.”

NAVER Business Platform Corporation

Data Hosting Services

On December 20, 2010, we entered into a data hosting agreement with NAVER Business Platform Corporation, pursuant to which NAVER Business Platform Corporation provides data hosting services to us. The agreement was superseded by an information technology service agreement with NAVER Business Platform Corporation dated April 1, 2013. For such services, we recognized expenses payable to NAVER Business Platform Corporation of ¥2,604 million in 2013. We recorded ¥1,469 million of outstanding payable balance to NAVER Business Platform Corporation as of December 31, 2013.

For further details on related party transactions, see Note 28 of the notes to our annual consolidated financial statements and Note 15 of the notes to our interim condensed consolidated financial statements, included elsewhere in this prospectus.

DESCRIPTION OF CAPITAL STOCK

The following description is a summary of the material information concerning the shares of our common stock, including brief summaries of the relevant provisions of our articles of incorporation and share handling regulations, which are currently in effect, and of the Companies Act and the Act on Book-Entry Transfer of Company Bonds, Shares, etc. of Japan (Shasai Kabushiki tou no Furikae ni kansuru Houritsu) (Act No. 75 of 2001, as amended) (including regulations promulgated thereunder, the “Book-Entry Act”) relating to joint-stock corporations (kabushiki kaisha), and certain related laws and legislation, each as currently in effect. Because it is a summary, this discussion should be read together with our articles of incorporation and the share handling regulations.

General

We are a joint-stock corporation incorporated in Japan under the Companies Act. The rights of shareholders of a joint-stock corporation are represented by shares of common stock in the corporation and shareholders’ liability is limited to the amount of subscription for shares of such common stock. As of July 31, 2014, our authorized share capital consisted of 400,000,000 shares of common stock, of which 174,992,000 shares were issued and outstanding. All issued shares of our common stock are fully-paid and non-assessable.

The Japanese book-entry transfer system for listed shares of Japanese companies under the Book-Entry Act will apply to the shares of our common stock. Under this system, shares of all Japanese companies listed on any Japanese stock exchange are dematerialized. Under the book-entry transfer system, in order for any person to hold, sell or otherwise dispose of listed shares of Japanese companies, they must have an account at an account management institution unless such person has an account at JASDEC. “Account management institutions” are financial instruments business operators (i.e., securities firms), banks, trust companies and certain other financial institutions that meet the requirements prescribed by the Book-Entry Act, and only those financial institutions that meet the further stringent requirements of the Book-Entry Act can open accounts directly at JASDEC.

For the purpose of the description under “— General,” we assume that the relevant person has no account at JASDEC.

Under the Book-Entry Act, any transfer of shares is effected through book-entry, and the title to the shares passes to the transferee at the time when the transferred number of shares is recorded in the transferee’s account at an account management institution. The holder of an account at an account management institution is presumed to be the legal owner of the shares held in such account.

Under the Companies Act, in order to assert shareholders’ rights against us, the transferee must have its name and address registered in the register of our shareholders, except in limited circumstances. Under the book-entry transfer system, such registration is generally made upon an all shareholders notice (as described in “— Register of Shareholders”) from JASDEC. For this purpose, shareholders are required to file their names and addresses with our transfer agent through the account management institution and JASDEC. See “— Register of Shareholders” for more information.

Non-resident shareholders are required to appoint a standing proxy in Japan or provide a mailing address in Japan. Each such shareholder must give notice of their standing proxy or a mailing address to the relevant account management institution. Such notice will be forwarded to our transfer agent through JASDEC. Japanese securities firms and commercial banks customarily act as standing proxies and provide related services for standard fees. Notices from us to non-resident shareholders are delivered to the standing proxies or mailing addresses.

Distribution of Surplus

General

Under the Companies Act, the distribution of dividends takes the form of distribution of Surplus (as defined in “— Restriction on Distribution of Surplus”), and a distribution of Surplus may be made in cash and/or in kind, with no restrictions on the timing and frequency of such distributions. The Companies Act generally requires a joint-stock corporation to make distributions of Surplus authorized by a resolution of a general meeting of shareholders. Distributions of Surplus are, however, permitted pursuant to a resolution of the board of directors if:

(a)	our articles of incorporation so provide (our current articles of incorporation do not have provisions to that effect);

(b)	the normal term of office of our directors is no longer than one year; and

(c)	our non-consolidated annual financial statements and certain documents for the latest fiscal year fairly present our assets and profit or loss, as required by ordinances of the Ministry of Justice.

In an exception to the above rule, even if the requirements described in (a) through (c) are not met, we may be permitted to make distributions of Surplus in cash to our shareholders by resolution of the board of directors once per fiscal year if our articles of incorporation so provide. Our current articles of incorporation do not have provisions to that effect.

Distributions of Surplus will be made in proportion to the number of shares of common stock held by each shareholder. A resolution of a general meeting of shareholders authorizing a distribution of Surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders and the effective date of the distribution. If a distribution of Surplus is to be made in kind, we may, pursuant to a resolution of a general meeting of shareholders, grant a right to the shareholders to require us to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of Surplus must be approved by a special resolution of a general meeting of shareholders. See “— Voting Rights” for more details regarding a special resolution. Our articles of incorporation provide that we are relieved of our obligation to pay any distributions in cash that go unclaimed for three years after the date they first become payable.

Restriction on Distribution of Surplus

Under the Companies Act, we may distribute Surplus up to the excess of the aggregate of (a) and (b) below, less the aggregate of (c) through (f) below, as of the effective date of such distribution, if our net assets are not less than ¥3,000,000:

(a)	the amount of Surplus, as described below;

(b)	in the event that extraordinary financial statements as of, or for a period from the beginning of the fiscal year to, the specified date are approved, the aggregate amount of (i) the aggregate amount as provided for by an ordinance of the Ministry of Justice as the net income for such period described in the statement of income constituting the extraordinary financial statements, and (ii) the amount of consideration that we received for the treasury stock that we disposed of during such period;

(c)	the book value of our treasury stock;

(d)	in the event that we disposed of treasury stock after the end of the previous fiscal year, the amount of consideration that we received for such treasury stock;

(e)	in the event described in (b) in this paragraph, the aggregate amount as provided for by an ordinance of the Ministry of Justice as the net loss for such period described in the statement of income constituting the extraordinary financial statements; and

(f)	certain other amounts set forth in ordinances of the Ministry of Justice, including (if the sum of one-half of goodwill and the deferred assets exceeds the total of share capital, additional paid-in capital and legal earnings reserve, each such amount as it appears on the balance sheet as of the end of the previous fiscal year) all or a certain part of such excess amount as calculated in accordance with the ordinances of the Ministry of Justice.

For the purposes of this section, the “amount of Surplus” is the excess of the aggregate of (I) through (IV) below, less the aggregate of (V) through (VII) below:

(I)	the aggregate of other capital surplus and other retained earnings at the end of the previous fiscal year;

(II)	in the event that we disposed of treasury stock after the end of the previous fiscal year, the difference between the book value of such treasury stock and the consideration that we received for such treasury stock;

(III)	in the event that we reduced our share capital after the end of the previous fiscal year, the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital and/or legal earnings reserve (if any);

(IV)	in the event that we reduced additional paid-in capital and/or legal earnings reserve after the end of the previous fiscal year, the amount of such reduction less the portion thereof that has been transferred to share capital (if any);

(V)	in the event that we cancelled treasury stock after the end of the previous fiscal year, the book value of such treasury stock;

(VI)	in the event that we distributed Surplus after the end of the previous fiscal year, the aggregate of the following amounts:

(1)	the aggregate amount of the book value of the distributed assets, excluding the book value of such assets that would be distributed to shareholders but for their exercise of the right to receive dividends in cash instead of dividends in kind;

(2)	the aggregate amount of cash distributed to shareholders who exercised the right to receive dividends in cash instead of dividends in kind; and

(3)	the aggregate amount of cash paid to shareholders holding fewer shares than the shares that were required in order to receive dividends in kind;

(VII)	the aggregate amounts of (1) through (4) below, less (5) and (6) below:

(1)	in the event that the amount of Surplus was reduced and transferred to additional paid-in capital, legal earnings reserve and/or share capital after the end of the previous fiscal year, the amount so transferred;

(2)	in the event that we distributed Surplus after the end of the previous fiscal year, the amount set aside in additional paid-in capital and/or legal earnings reserve;

(3)	in the event that we disposed of treasury stock in the process of (x) a merger in which we acquired all rights and obligations of a company, (y) a corporate split in which we acquired all or a part of the rights and obligations of a split company or (z) a share exchange (kabushiki kokan) in which we acquired all shares of a company after the end of the previous fiscal year, the difference between the book value of such treasury stock and the consideration that we received for such treasury stock;

(4)	in the event that the amount of Surplus was reduced in the process of a corporate split in which we transferred all or a part of our rights and obligations after the end of the previous fiscal year, the amount so reduced;

(5)	in the event of (x) a merger in which we acquired all rights and obligations of a company, (y) a corporate split in which we acquired all or a part of the rights and obligations of a split company or (z) a share exchange in which we acquired all shares of a company after the end of the previous fiscal year, the aggregate amount of (i) the amount of the other capital surplus after such merger, corporate split or share exchange, less the amount of other capital surplus before such merger, corporate split or share exchange, and (ii) the amount of the other retained earnings after such merger, corporate split or share exchange, less the amount of other retained earnings before such merger, corporate split or share exchange; and

(6)	in the event that an obligation to cover a deficiency, such as the obligation of a person who subscribed newly issued shares with an unfair amount to be paid in, was fulfilled after the end of the previous fiscal year, the amount of other capital surplus increased by such payment.

In Japan, the “ex-dividend” date and the record date for any distribution of Surplus come before the date a company determines the amount of distribution of Surplus to be paid.

For information as to Japanese taxes on dividends, please refer to “Taxation — Japanese Taxation.”

Capital and Reserves

Under the Companies Act, the paid-in amount of any newly-issued shares of common stock is required to be accounted for as share capital, although we may account for an amount not exceeding one-half of such paid-in amount as additional paid-in capital. We may generally reduce additional paid-in capital and/or legal earnings reserve by resolution of a general meeting of shareholders, subject to completion of protection procedures for creditors in accordance with the Companies Act, and, if so decided by the same resolution, we may account for the whole or any part of the amount of such reduction as share capital. We may generally reduce share capital by a special resolution of a general meeting of shareholders and, if so decided by the same resolution, we may account for the whole or any part of the amount of such reduction as additional paid-in capital.

Stock Splits

Under the Companies Act, we may at any time split shares in issue into a greater number of the same class of shares by a resolution of the board of directors. When a stock split is to be made, we must give public notice of the stock split, specifying the record date therefor, at least two weeks prior to such record date.

Under the book-entry transfer system, on the effective date of the stock split, the numbers of shares recorded in all accounts held by our shareholders at account management institutions will be increased in accordance with the applicable ratio.

On July 28, 2014, we effected a stock split whereby the holder of shares of our common stock as of July 28, 2014 received an additional 499 shares of common stock for each share then held to effect the 500-for-1 stock split. The stock split was effected for the purpose of changing the trading unit of our shares to 100 shares in accordance with the policies of the Tokyo Stock Exchange.

Gratuitous Allocation

Under the Companies Act, we may allot any class of shares to our existing shareholders without any additional contribution by resolution of the board of directors; provided that although our treasury stock may be allotted to our shareholders, any allotment of shares will not accrue to shares of our treasury stock.

When a gratuitous allocation is to be made and we set a record date therefor, we must give public notice of the gratuitous allocation, specifying the record date therefor, at least two weeks prior to the record date.

On the effective date of the gratuitous allocation, the number of shares recorded in accounts held by our shareholders at account management institutions will be increased in accordance with a notice from us to JASDEC.

Reverse Stock Split

Under the Companies Act, we may at any time consolidate our shares into a smaller number of shares by a special resolution of the general meeting of shareholders. We must disclose the reason for the reverse stock split at the general meeting of shareholders. When a reverse stock split is to be made, we must give public notice of the reverse stock split, at least two weeks prior to the effective date of the reverse stock split.

Under the book-entry transfer system, on the effective date of the reverse stock split, the numbers of shares recorded in all accounts held by our shareholders at account management institutions will be decreased in accordance with the applicable ratio.

Unit Share System

General

Our articles of incorporation provide that              shares constitute one “unit” of common stock. The board of directors is permitted to reduce the number of shares that will constitute one unit or to abolish the unit share system entirely by amending our articles of incorporation, without shareholders’ approval, with public notice without delay after the effective date of such amendment.

Transferability of Shares Constituting Less Than One Unit

Under the book-entry transfer system, shares constituting less than one unit are transferable. Under the rules of the Japanese stock exchanges, however, shares constituting less than one unit do not comprise a trading unit, except in limited circumstances, and accordingly may not be sold on the Japanese stock exchanges.

Voting Rights of a Holder of Shares Constituting Less Than One Unit

A holder of shares constituting less than one unit cannot exercise any voting rights pertaining to those shares. In calculating the quorum for various voting purposes, the aggregate number of shares constituting less than one unit will be excluded from the number of outstanding shares. A holder of shares representing one or more whole units will have one vote for each whole unit represented.

A holder of shares constituting less than one unit does not have any rights related to voting, such as the right to participate in a demand for the resignation of a director, the right to participate in a request for the convocation of a general meeting of shareholders and the right to join with other shareholders to propose a matter to be included in the agenda of a general meeting of shareholders.

In accordance with the Companies Act, our articles of incorporation provide that a holder of shares constituting less than one unit does not have any other rights of a shareholder in respect of those shares, other than those provided by the articles of incorporation including the following rights:

•	to receive dividends;

•	to receive cash or other assets in case of a reverse stock split or stock split, share exchange, share transfer or merger;

•	to be allotted rights to subscribe for free for new shares and stock acquisition rights when such rights are granted to shareholders; or

•	to participate in any distribution of surplus assets upon liquidation.

Rights of a Holder of Shares Constituting Less Than One Unit to Require Us to Purchase Shares and to Sell Shares

Under the Companies Act, a holder of shares constituting less than one full unit may at any time request that we purchase such shares. In addition, upon reflecting the contemplated amendments to our articles of incorporation, our articles of incorporation will provide that, pursuant to our share handling regulations, a holder of shares constituting less than one full unit has the right to request that we sell to such holder such number of shares constituting less than one full unit which, when added to the shares constituting less than one full unit currently owned by such holder, will constitute one full unit. Under the book-entry system, such request must be made to us through the relevant account managing institution.

The price at which shares of common stock constituting less than one unit will be purchased or sold by us pursuant to such a request will be equal to (a) the closing price of shares of our common stock reported by the Tokyo Stock Exchange on the day when the request is received by our transfer agent or (b) if no sale takes place on the Tokyo Stock Exchange on that day, the price at which the sale of shares of our common stock is executed on such stock exchange immediately thereafter.

General Meeting of Shareholders

Our ordinary general meeting of shareholders is usually held every March in Tokyo, Japan. The record date for an ordinary general meeting of shareholders is December 31 of each year. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ advance notice to shareholders.

Notice of convocation of a general meeting of shareholders setting forth the time, place, purpose thereof and certain other matters set forth in the Companies Act and relevant ordinances must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his or her standing proxy or mailing address in Japan) at least two weeks prior to the date set for such meeting. Such notice may be given to shareholders by electronic means, subject to the consent of the relevant shareholders.

Any shareholder or group of shareholders holding at least 3% of the total number of voting rights for a period of six months or more may require, with an individual shareholder notice (as described in “— Register of Shareholders”), the convocation of a general meeting of shareholders for a particular purpose. Unless such general meeting of shareholders is convened without delay or a convocation notice of a meeting which is to be held not later than eight weeks from the day of such demand is dispatched, the requiring shareholder may, upon obtaining a court approval, convene such general meeting of shareholders.

Any shareholder or group of shareholders holding at least 300 voting rights or 1% of the total number of voting rights for a period of six months or more may propose a matter to be included in the agenda of a general meeting of shareholders, and may propose to describe such matter together with a summary of the proposal to be submitted by such shareholder in a notice to our shareholders, by submitting a request to a director at least eight weeks prior to the date set for such meeting, with an individual shareholder notice.

The Companies Act enables a company to amend its articles of incorporation in order to loosen the requirements for the number of shares held and shareholding period, as well as the period required for dispatching a convocation notice or submission of requests, all of which are required for any shareholder or group of shareholders to request the convocation of a general meeting of shareholders or to propose a matter to be included in the agenda of a general meeting of shareholders. Our articles of incorporation do not provide for loosening such requirements.

Voting Rights

A shareholder of record is entitled to one vote per one unit of common stock, except that neither we nor any corporation, partnership or other similar entity no less than one-quarter of the voting rights of which are directly or indirectly owned by us shall have voting rights in respect of shares held by us or such entity. Except as otherwise provided by law or by our articles of incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the voting rights represented at the meeting. Shareholders may also exercise their voting rights through proxies, provided that the proxy is granted to one of our shareholders having voting rights. The Companies Act and our articles of incorporation provide that the quorum for the election of directors and corporate auditors is one-third of the total number of voting rights. Our articles of incorporation provide that the shares may not be voted cumulatively for the election of directors. The Companies Act provides that a special resolution of the general meeting of shareholders is required for certain significant corporate transactions, including:

•	any amendment to our articles of incorporation (except for amendments that may be authorized solely by the board of directors under the Companies Act);

•	a reduction of share capital, subject to certain exceptions under which a shareholders’ resolution is not required, such as a reduction of share capital for the purpose of replenishing capital deficiencies;

•	a dissolution, merger or consolidation, subject to certain exceptions under which a shareholders’ resolution is not required;

•	the transfer of the whole or a substantial part of our business, subject to certain exceptions under which a shareholders’ resolution is not required;

•	the taking over of the whole of the business of any other corporation, subject to certain exceptions under which a shareholders’ resolution is not required;

•	a corporate split, subject to certain exceptions under which a shareholders’ resolution is not required;

•	share exchange (kabushiki kokan) or share transfer (kabushiki iten) for the purpose of establishing 100% parent-subsidiary relationships, subject to certain exceptions under which a shareholders’ resolution is not required;

•	any issuance of new shares or transfer of existing shares held by us as treasury stock at a “specially favorable” price and any issuance of stock acquisition rights or bonds with stock acquisition rights at a “specially favorable” price or in a “specially favorable” condition to any persons other than shareholders;

•	any acquisition by us of our own shares from specific persons other than our subsidiaries (if any);

•	reverse stock split; or

•	the removal of a corporate auditor.

Except as otherwise provided by law or in our articles of incorporation, a special resolution requires the approval of the holders of at least two-thirds of the voting rights of all shareholders present or represented at the meeting where a quorum is present. Our articles of incorporation provide that a quorum exists when one-third of the total number of voting rights is present or represented.

Liquidation Rights

If we are liquidated, the assets remaining after payment of all taxes, liquidation expenses and debts will be distributed among our shareholders in proportion to the number of shares they hold.

Rights to Allotment of Shares

Holders of shares of our common stock have no pre-emptive rights. Authorized but unissued shares may be issued at the times and on the terms as the board of directors determines, so long as the limitations with respect to the issuance of new shares at “specially favorable” prices (as described in “— Voting Rights”) are observed. Our board of directors may, however, determine that shareholders shall be given rights to allotment regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all holders of the shares as of a record date for which not less than two weeks’ prior public notice must be given. Each shareholder to whom such rights are given must also be given notice of the expiration date thereof at least two weeks prior to the date on which such rights expire. The rights to allotment of new shares may not be transferred. However, the Companies Act enables us to allot stock acquisition rights to shareholders without consideration therefor, and such stock acquisition rights are transferable. See “— Stock Acquisition Rights” below.

In cases where a particular issuance of new shares (i) violates laws and regulations or our articles of incorporation, or (ii) will be performed in a manner materially unfair, and shareholders may suffer disadvantages therefrom, such shareholders may file an injunction with a court of law to enjoin such issuance.

Stock Acquisition Rights

Subject to certain conditions and to the limitations on issuances at a “specially favorable” price or on “specially favorable” conditions described in “— Voting Rights,” we may issue stock acquisition rights (shinkabu yoyakuken) and bonds with stock acquisition rights (shinkabu yoyakuken-tsuki shasai) by a resolution of the board of directors. Holders of stock acquisition rights may exercise their rights to acquire a certain number of shares within the exercise period as set forth in the terms of their stock acquisition rights. Upon exercise of stock acquisition rights, we will be obligated either to issue the relevant number of new shares or, alternatively, to transfer the necessary number of shares of treasury stock held by us.

Register of Shareholders

Under the book-entry transfer system, the registration of names, addresses and other information of shareholders in the register of our shareholders will be made by us upon the receipt of the all shareholders notice (soukabunushi tsuchi) (with the exception that in the event of the issuance of new shares, we will register the names, addresses and other information of our shareholders in the register of our shareholders without the all shareholders notice from JASDEC) given to us by JASDEC, which will give us such all shareholders notice based on information provided by the account management institutions. Such all shareholders notice will be made only in cases prescribed under the Book-Entry Act such as when we fix the record date and when we make request to JASDEC with any justifiable reason. Therefore, the shareholder may not assert shareholders’ rights against us immediately after such shareholder acquires the shares, unless such shareholder name and address are registered in the register of our shareholders upon receipt of the all shareholders notice; provided, however, that, in respect of the exercise of rights of minority shareholders as defined in the Book-Entry Act, the shareholder may exercise such rights upon giving us an individual shareholder notice (kobetsukabunushi tsuchi) through JASDEC only during a certain period prescribed under the Book-Entry Act.

Record Date

The record date for annual dividends and the determination of shareholders entitled to vote at the ordinary general meeting of our shareholders is December 31.

In addition, by a resolution of the board of directors, we may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks’ prior public notice.

Under the rules of JASDEC, we are required to give notice of each record date to JASDEC promptly after the resolution of the board of directors determining such record date. JASDEC is required to promptly give us notice of the names and addresses of our shareholders, the number of shares of our common stock held by them and other relevant information as at each record date.

Purchase of Our Own Shares

Under the Companies Act, we may acquire our own shares:

•	by purchase from a specific party other than any of our subsidiaries, pursuant to a special resolution of a general meeting of shareholders; and

•	by purchase from any of our subsidiaries, pursuant to a resolution of the board of directors.

If we acquire our own shares from a specific party other than any of our subsidiaries as specified above at a price higher than the greater of (i) (a) the closing price of the shares at the market trading such shares on the day immediately preceding the day on which the relevant special resolution of a general meeting of shareholders is made or (b) if no sale takes place at such market on that day, the price at which the sale of the shares is effected on such market immediately thereafter and (ii) in the event that such shares are subject to a tender offer, the price set in the contract regarding such tender offer on that day, any shareholder may request that we include him or her as the seller of his or her shares in the proposed purchase. Any such acquisition of shares must satisfy certain requirements, such as that we may only acquire our own shares in an aggregate amount up to the amount that we may distribute as Surplus. See “— Distribution of Surplus” above for more details regarding this amount.

Our own shares acquired by us may be held by us as treasury stock for any period or may be cancelled by resolution of the board of directors. We may also transfer the shares held by us to any person, subject to a resolution of the board of directors, and subject also to other requirements similar to those applicable to the issuance of new shares, as described in “— Rights to Allotment of Shares” above. We may also utilize our treasury stock (x) for the purpose of transfer to any person upon exercise of stock acquisition rights or (y) for the purpose of acquiring another company by way of merger, share exchange, or corporate split through exchange of treasury stock for shares or assets of the acquired company.

Sale by Us of Shares Held by Shareholders Whose Addresses Are Unknown

Under the Companies Act, we are not required to send a notice to a shareholder if notices to such shareholder fail to arrive for a continuous period of five or more years at the registered address of such shareholder in the register of our shareholders or at the address otherwise notified to us.

In addition, we may sell or otherwise dispose of the shares held by a shareholder whose location is unknown. Generally, if

•	notices to a shareholder fail to arrive for a continuous period of five or more years at the shareholder’s registered address in the register of our shareholders or at the address otherwise notified to us, and

•	the shareholder fails to receive distribution of Surplus on the shares for a continuous period of five or more years at the address registered in the register of our shareholders or at the address otherwise notified to us, we may sell or otherwise dispose of the shareholder’s shares at the market price after giving at least three months’ prior public and individual notices, and hold or deposit the proceeds of such sale or disposal for the shareholder.

Reporting of Substantial Shareholdings

The FIEA and its related regulations require any person who has become beneficially, solely or jointly, a holder of more than 5% of total issued shares of our common stock, to file with the director of a relevant local finance bureau of the Ministry of Finance within five business days a report concerning such shareholdings. With certain exceptions, a similar report must also be filed in respect of any subsequent change of 1% or more in any such holdings or any change in material matters set out in reports previously filed. For this purpose, shares of our common stock issuable to such person upon exchange of exchangeable securities, conversion of convertible securities or exercise of warrants or stock acquisition rights (including those incorporated in bonds with stock acquisition rights) are taken into account in determining both the number of our shares held by the holder and our total issued share capital.

Copies of each report must also be furnished to us and to all the Japanese stock exchanges on which our shares are listed.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

               , as depositary, will register and deliver the ADSs. Each ADS will represent an ownership interest in                 shares of our common stock deposited with the office of                , as custodian for the depositary. Each ADS will also represent an ownership interest in any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at                . The principal executive office of the depositary is located at                .

The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have a shareholder’s rights. Japanese law governs shareholders’ rights. The depositary will be the holder of the shares of our common stock underlying your ADSs. As a holder of ADSs, you will have an ADS holder’s rights. A deposit agreement among us, the depositary and the beneficial owners of ADSs sets out ADS holders’ rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see “Where You Can Find Additional Information.”

Holding the ADSs

How will you hold your ADSs?

You may hold ADSs either (1) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in the DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Dividends and Other Distributions

How will you receive dividends and other distributions on shares of our common stock?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares of our common stock or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares of our common stock your ADSs represent as of the record date (which will be as close as practicable to the record date for shares of our common stock) set by the depositary with respect to the ADSs.

•	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares of our common stock or any net proceeds from the sale of any shares of our common stock, rights, securities or other entitlements into U.S. dollars if it may do so on a reasonable basis, and may transfer the U.S. dollars to the United States. If that is not possible or lawful or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary that must be paid will be deducted. See “Taxation.” The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	Shares. The depositary may, upon our timely instruction, distribute additional ADSs representing any shares of common stock we distribute as a dividend or free distribution to the extent reasonably practicable and permissible under law. The depositary will only distribute whole ADSs. It will try to sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares of common stock. The depositary may sell a portion of the distributed shares of common stock sufficient to pay its fees and expenses in connection with that distribution.

•	Elective distributions in cash or shares. If we offer holders of shares of our common stock the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practical to make such elective distribution available to you, or it could decide that it is only legal or reasonably practical to make such elective distribution available to some but not all holders of the ADSs. In such case, the depositary shall, on the basis of the same determination as is made in respect of the shares of our common stock for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing shares of our common stock in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of shares of common stock.

•	Rights to purchase additional shares. If we offer holders of shares of our common stock any rights to subscribe for additional shares or any other rights, the depositary may, after consultation with us and having received timely notice of such distribution by us, make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

•	Other distributions. Subject to receipt of timely notice from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice: it may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash; or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the U.S. Securities Act of 1933, as amended (the “Securities Act”), in order to make a distribution to ADS holders. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit shares of our common stock or evidence of rights to receive shares of our common stock with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

How do ADS holders cancel an ADS?

You may turn in your ADSs at the depositary’s corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares of our common stock and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for ADRs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the deposited securities underlying your ADSs. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares of our common stock your ADSs represent. However, you may not know about the meeting sufficiently in advance to withdraw the shares.

If we ask for your instructions, upon timely notice from us, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the shares of our common stock or other deposited securities underlying your ADSs as you direct, including an express indication that such instruction may be given or deemed given in accordance with the second to last sentence of this paragraph if no instruction is received, to the depositary to give a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to Japanese laws and the provisions of our constitutive documents, to vote or to have its agents vote the shares of our common stock or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition exists or the matter materially and adversely affects the rights of holders of shares of our common stock.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the shares of our common stock underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the shares of our common stock underlying your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will try to give the depositary notice of any such meeting and details concerning the matters to be voted upon sufficiently in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares must pay:	For:
US$ (or less) per ADS

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$ (or less) per ADS	Any distribution of cash proceeds to you

A fee equivalent to the fee that would be payable if securities distributed to you had been shares of our common stock and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

US$ (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares of our common stock on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) converting foreign currency to U.S. dollars

Persons depositing or withdrawing shares must pay:	For:
Taxes and other governmental charges the depositary or the custodian has to pay on any ADS or share underlying an ADS, including any applicable interest and penalties thereon and any share transfer or other taxes or governmental charges; for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

               , as depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Furthermore, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time.

The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for you.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
Change the nominal or par value of shares of our common stock	The cash, shares or other securities received by the depositary will become deposited securities.

Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.

Distribute securities on the shares of our common stock that are not distributed to you or recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary within 90 days. In such case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares of our common stock and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination, our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain facilities in New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

These facilities may be closed from time to time, to the extent not prohibited by law or if any such action is deemed necessary or advisable by the depositary or us, in good faith, at any time or from time to time because of any requirement of law, any government or governmental body or commission or any securities exchange on which the ADRs or ADSs are listed, or under any provision of the deposit agreement or provisions of, or governing, the deposited securities, or any meeting of our shareholders or for any other reason.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement, including, without limitation, requirements of any present or future law, regulation, governmental or regulatory authority or share exchange of any applicable jurisdiction, any present or future provisions of our memorandum and articles of association, on account of possible civil or criminal penalties or restraint, any provisions of or governing the deposited securities or any act of God, war or other circumstances beyond our control as set forth in the deposit agreement;

•	are not liable if either of us exercises, or fails to exercise, discretion permitted under the deposit agreement;

•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any indirect, special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

•	disclaim any liability for any action/inaction in reliance on the advice or information of legal counsel, accountants, any person presenting shares of our common stock for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information;

•	disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADSs; and

•	disclaim any liability for any indirect, special, punitive or consequential damages.

The depositary and any of its agents also disclaim any liability for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, or for any tax consequences that may result from ownership of ADSs, shares of our common stock or deposited securities.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will issue, deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares of our common stock, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares of common stock or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we think it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs

You have the right to cancel your ADSs and withdraw the underlying shares of our common stock at any time except:

•	when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of shares of our common stock is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on shares of our common stock;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares of our common stock or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares of our common stock. This is called a pre-release of the ADSs. The depositary may also deliver shares of our common stock upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares of our common stock are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer (a) owns the shares of our common stock or ADSs to be deposited, (b) assigns all beneficial rights, title and interest in such shares or ADSs to the depositary for the benefit of the owners, (c) will not take any action with respect to such shares or ADSs that is inconsistent with the transfer of beneficial ownership, (d) indicates the depositary as owner of such shares or ADSs in its records, and (e) unconditionally guarantees to deliver such shares or ADSs to the depositary or the custodian, as the case may be; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. Each pre-release is subject to further indemnities and credit regulations as the depositary considers appropriate. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so, including (1) due to a decrease in the aggregate number of ADSs outstanding that causes existing pre-release transactions to temporarily exceed the limit stated above or (2) where otherwise required by market conditions.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC.

DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on, and compliance with, instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.

SHARES AND ADSs ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have outstanding            shares of our common stock (including            shares of our common stock represented by            ADSs issued in the international offering). All shares of our common stock sold in this offering (including the shares represented by the ADSs) will be freely transferable by persons other than our ‘‘affiliates’’ without restriction or further registration under the Securities Act. Rule 144 under the Securities Act defines an “affiliate” of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our company. All outstanding shares prior to this offering are “restricted securities” as that term is defined in Rule 144 because they were issued in a transaction or series of transactions not involving a public offering. Restricted securities, in the form of ADSs or otherwise, may be sold only if they are the subject of an effective registration statement under the Securities Act or if they are sold pursuant to an exemption from the registration requirement of the Securities Act such as those provided for in Rule 144 or 701 promulgated under the Securities Act, which rules are summarized below. Restricted shares of our common stock may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S under the Securities Act. Following completion of the global offering, previously outstanding shares of our common stock are eligible for trading on the Tokyo Stock Exchange. This prospectus may not be used in connection with any resale of our ADSs acquired in this offering by our affiliates.

Sales of substantial amounts of our shares or ADSs in the public market could adversely affect their prevailing market prices. Prior to this offering, there has been no public market for shares of our common stock or ADSs, and while we intend to apply to list shares of our common stock on the Tokyo Stock Exchange and our ADSs on the New York Stock Exchange or the NASDAQ Global Market, we cannot assure you that a regular trading market will develop.

Lock-Up Agreements

In connection with this offering, we, the selling shareholder and                 have entered into lock-up agreements described under “Underwriting” that restrict the sale of shares or ADSs beginning on the date of this prospectus and ending on the date that is 180 days after the date of this prospectus, subject to an extension in certain circumstances and limited exceptions. After the expiration of the 180 day period, shares of our common stock or ADSs held by the selling shareholder and                 may be sold subject to the restrictions under Rule 144 under the Securities Act or other exemptions from registration with the SEC or by means of registered public offerings.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated):

•	who is not considered to have been one of our affiliates at any time during the 90 days preceding a sale; and

•	who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such person’s shares without restriction, subject to our compliance with the reporting obligations under the Exchange Act.

In general, under Rule 144, a person who is our affiliate and has beneficially owned shares of our common stock for at least six months is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1.0% of the number of shares of our common stock then outstanding which will equal approximately shares of our common stock immediately after this offering; and

•	the average weekly trading volume of shares of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 in connection with the sale.

Any such sales by an affiliate are also subject to manner of sale provisions, notice requirements and our compliance with the Exchange Act reporting obligations. In addition, in each case, these shares would remain subject to any lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased shares of our common stock under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701 under the Securities Act, or Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner of sale requirements. However, the Rule 701 shares would remain subject to any applicable lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S under the Securities Act provides that shares owned by any person may be sold without registration in the United States, provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the United States (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our shares of common stock may be sold in some other manner outside the United States without requiring registration in the United States. Following completion of the global offering, previously outstanding shares of our common stock are eligible for trading on the Tokyo Stock Exchange.

JAPANESE FOREIGN EXCHANGE CONTROLS AND SECURITIES REGULATIONS

Foreign Exchange Regulations

The Foreign Exchange and Foreign Trade Act of Japan (Gaikoku Kawase oyobi Gaikoku Boueki Hou) and related cabinet orders and ministerial ordinances, which we refer to collectively as the Foreign Exchange Regulations, govern certain aspects relating to the acquisition and holding of shares by “exchange non-residents” and by “foreign investors” (as these terms are defined below). It also applies in some cases to the acquisition and holding of ADSs representing shares of our common stock acquired and held by non-residents of Japan and by foreign investors. In general, the Foreign Exchange Regulations currently in effect do not affect transactions between exchange non-residents to purchase or sell shares or ADSs outside Japan using currencies other than Japanese yen.

Exchange residents are defined in the Foreign Exchange Regulations as:

(i)	individuals who reside within Japan; or

(ii)	corporations whose principal offices are located within Japan.

Exchange non-residents are defined in the Foreign Exchange Regulation as:

(i)	individuals who do not reside in Japan; or

(ii)	corporations whose principal offices are located outside Japan.

Generally, branches and other offices of non-resident corporations located within Japan are regarded as exchange residents. Conversely, branches and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents.

Foreign investors are defined in the Foreign Exchange Regulations as:

(i)	individuals who do not reside in Japan;

(ii)	corporations or other entities organized under the laws of foreign countries or whose principal offices are located outside Japan;

(iii)	corporations of which 50% or more of the total voting rights are held, directly or indirectly, by individuals and/or corporations falling within (i) and/or (ii) above; or

(iv)	corporations or other entities of which a majority of whose directors or other officers (or directors or other officers having the power of representation) are non-resident individuals.

Acquisition of Shares

Acquisition by an exchange non-resident of shares of stock of a Japanese corporation from an exchange resident requires post facto reporting by the exchange resident to the Minister of Finance of Japan through The Bank of Japan. No such reporting requirement is imposed, however, if:

(i)	the aggregate purchase price of the relevant shares is ¥100 million or less;

(ii)	the acquisition is effected through any bank, financial instruments business operator or other entity prescribed by the Foreign Exchange Regulations acting as an agent or intermediary; or

(iii)	the acquisition constitutes an “inward direct investment” described below.

Inward Direct Investment in Shares of Listed Corporations

If a foreign investor acquires shares of a Japanese company that is listed on a Japanese stock exchange, such as the shares of our common stock, or that is traded on an over-the-counter market in Japan and, as a result of the acquisition, the foreign investor, in combination with any existing holdings, directly or indirectly holds 10% or more of the issued shares of the relevant company, such acquisition constitutes an “inward direct investment” and the foreign investor in general must file a report of the acquisition with the Minister of Finance and any other competent Ministers having jurisdiction over that Japanese company by the 15th day of the month immediately following the month to which the date of such acquisition belongs. In limited circumstances, such as where the foreign investor is in a country that is not listed on an exemption schedule in the Foreign Exchange Regulations, or where that Japanese company is engaged in certain businesses designated by the Foreign Exchange Regulations, a prior notification of the acquisition must be filed with the Minister of Finance and any other competent Ministers, who may then modify or prohibit the proposed acquisition.

Acquisition of shares by foreign investors by way of stock split is not subject to any of the foregoing notification or reporting requirements.

Dividends and Proceeds of Sale

Under the Foreign Exchange Regulations, dividends paid on, and the proceeds from sales in Japan of, shares held by exchange non-residents of Japan may generally be converted into any foreign currency and repatriated abroad.

Japanese Securities Market

The Tokyo Stock Exchange is the largest stock exchange in Japan. The cash equity market of the Tokyo Stock Exchange has been divided into the First Section, the Second Section, the Mothers Market, the JASDAQ Market and the TOKYO PRO Market. The First Section and the Second Section are the markets for leading major and medium-sized domestic and overseas corporations, and compose the central market of Japan. In particular, the First Section is a top-class international market in terms of both scale and liquidity, with much of the trading conducted by international investors. The First and Second Sections are collectively referred to as the “main market”. Following the business combination between the Tokyo Stock Exchange Group, Inc. and Osaka Securities Exchange Co., Ltd., the First and Second Sections of the Osaka Securities Exchange were integrated into the main market of the Tokyo Stock Exchange as of July 16, 2013.

A company applying for initial listing is required to meet certain numerical listing criteria. The Tokyo Stock Exchange conducts a rigorous examination of an applicant company using these criteria, with particular emphasis on whether or not fair price formation and appropriate market liquidity can be maintained and whether the public interest and protection of investors can be properly ensured. The Tokyo Stock Exchange decides whether or not to approve of the listing based on a comprehensive examination of these factors. At the end of May 2014, in connection with the liquidity and market capitalization requirements, both of which must be satisfied in usual cases, the Tokyo Stock Exchange has amended its listing criteria so that a Japanese company listed or to be listed on a foreign stock exchange can be required to satisfy only either the liquidity or market capitalization requirement.

The Tokyo Stock Exchange has regulations for the appropriate supervision of listed securities. Among other things, the Tokyo Stock Exchange obliges listed companies to release certain facts that it deems necessary for public disclosure to investors at an appropriate time and in an appropriate manner.

TOPIX and Nikkei 225 are commonly used indices in Japan. TOPIX is a free-float adjusted market capitalization-weighted index that is calculated based on all of the domestic common stocks listed on the First Section of the Tokyo Stock Exchange. TOPIX shows the measure of current market capitalization assuming that market capitalization as of the base date (January 4, 1968) is 100 points. The Nikkei 225 is comprised of 225 stocks selected from domestic common stocks in the First Section of the Tokyo Stock Exchange, excluding ETFs, REITs, preferred equity contribution securities, tracking stocks (on subsidiary dividend) etc. other than common stocks.

TAXATION

The following summary of the material Japanese and United States federal income tax consequences of an investment in our shares or ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our shares or ADSs, such as the tax consequences under state, local and other tax laws.

Japanese Taxation

The following is a summary of the principal Japanese tax consequences (limited to national tax) to owners of shares of our common stock, in the form of shares or ADSs, who are non-resident individuals of Japan or who are non-Japanese corporations without a permanent establishment in Japan, collectively referred to in this section as non-resident holders. The statements below regarding Japanese tax laws are based on the laws and treaties in force and as interpreted by the Japanese tax authorities as of the date of this prospectus, and are subject to changes in applicable Japanese laws, tax treaties, conventions or agreements, or in the interpretation of them, occurring after that date. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of shares of our common stock, including, specifically, the tax consequences under Japanese law, under the laws of the jurisdiction of which they are resident and under any tax treaty, convention or agreement between Japan and their country of residence, by consulting their own tax advisors.

For the purpose of Japanese tax law and the tax treaty between the United States and Japan, a U.S. holder of ADSs will generally be treated as the owner of the shares underlying the ADSs evidenced by the ADRs.

Generally, a non-resident holder of shares or ADSs will be subject to Japanese income tax collected by way of withholding on dividends (meaning in this section distributions made from our retained earnings for the Companies Act purposes) we pay with respect to shares of our common stock and such tax will be withheld prior to payment of dividends. Stock splits generally are not subject to Japanese income or corporation tax.

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of the Japanese withholding tax applicable to dividends paid by Japanese corporations on their shares of stock to non-resident holders is generally 20.42% (or 20% for dividends due and payable on or after January 1, 2038) under Japanese tax law. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as shares or ADSs) to non-resident holders, other than any individual shareholder who holds 3% or more of the total number of shares issued by the relevant Japanese corporation (to whom the aforementioned withholding tax rate will still apply), the aforementioned withholding tax rate is reduced to (i) 15.315% for dividends due and payable up to and including December 31, 2037 and (ii) 15% for dividends due and payable on or after January 1, 2038. The withholding tax rates described above include the special reconstruction surtax (2.1% multiplied by the original applicable withholding tax rate, i.e., 15% or 20%, as the case may be), which is imposed during the period from and including January 1, 2013 to and including December 31, 2037, to fund the reconstruction from the Great East Japan Earthquake.

If distributions were made from our capital surplus, rather than retained earnings, for the Companies Act purposes, the portion of such distributions in excess of the amount corresponding to a pro rata portion of return of capital as determined under Japanese tax laws would be deemed dividends for Japanese tax purposes, while the rest would be treated as return of capital for Japanese tax purposes. The deemed dividend portion, if any, would generally be subject to the same tax treatment as dividends as described above, and the return of capital portion would generally be treated as proceeds derived from the sale of shares and subject to the same tax treatment as sale of shares of our common stock as described below.

Japan has income tax treaties whereby the withholding tax rate (including the special reconstruction surtax) may be reduced, generally to 15%, for portfolio investors, with, among others, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore, Spain and Sweden, while the income tax treaties with Australia, France, Hong Kong, the Netherlands, Portugal, Switzerland, the United Kingdom and the United States generally reduce the withholding tax rate to 10% for portfolio investors. In addition, under the income tax treaty between Japan and the United States, dividends paid to pension funds which are qualified U.S. residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless the dividends are derived from the carrying on of a business, directly or indirectly, by the pension funds. Similar treatment is applicable to dividends under the income tax treaty between Japan and the United Kingdom, the Netherlands and Switzerland. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty shall be available when such maximum rate is below the rate otherwise applicable under the Japanese tax law referred to in the second preceding paragraph with respect to the dividends to be paid by us on our shares or ADSs.

Non-resident holders of our shares who are entitled under an applicable tax treaty to a reduced rate of, or exemption from, Japanese withholding tax on any dividends on our shares are required to submit, through the withholding agent to the relevant tax authority prior to the payment of dividends, an Application Form for the Income Tax Convention regarding Relief from Japanese Income Tax on Dividends together with any required forms and documents. A standing proxy for a non-resident holder of shares of our common stock or ADSs may be used in order to submit the application on a non-resident holder’s behalf. In addition, a certain simplified special application filing procedure has become available for non-resident holders to claim treaty benefits of exemption from or reduction of Japanese withholding tax, with respect to dividends to be paid on or after January 1, 2014. If the depositary needs investigation to identify whether any non-resident holders of ADSs are entitled to claim treaty benefits of exemption from or reduction of Japanese withholding tax the depositary or its agent submits an application form before payment of dividends so that the withholding cannot be made in connection with such holders for eight months after the record date concerning such payment of dividends. If it is proved that such holders are entitled to claim treaty benefits of exemption from or reduction of Japanese withholding tax within the foregoing eight-month period, the depositary or its agent submits another application form together with certain other documents so that such holder can be subject to exemption from or reduction of Japanese withholding tax. To claim this reduced rate or exemption, such non-resident holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership, as applicable, and to provide other information or documents as may be required by the depositary. Non-resident holders who are entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law, or exemption therefrom, as the case may be, but fail to submit the required application in advance may nevertheless be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident holders are entitled to a reduced treaty rate under the applicable tax treaty) or the full amount of tax withheld (if such non-resident holders are entitled to an exemption under the applicable tax treaty), as the case may be, from the relevant Japanese tax authority, by complying with a certain subsequent filing procedure. We do not assume any responsibility to ensure withholding at the reduced treaty rate, or exemption therefrom, for shareholders who would be eligible under an applicable tax treaty but who do not follow the required procedures as stated above.

Gains derived from the sale of our shares or ADSs outside Japan by a non-resident holder that is a portfolio investor will generally not be subject to Japanese income or corporation taxes. Japanese inheritance and gift taxes, at progressive rates, may be payable by an individual who has acquired from another individual our shares or ADSs as a legatee, heir or donee, even if none of the acquiring individual, decedent or donor is a Japanese resident.

United States Federal Income Taxation

The following discussion is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of shares of our common stock or ADSs, based on the Internal Revenue

Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, published administrative interpretations of the U.S. Internal Revenue Service (“IRS”), judicial decisions and the income tax treaty between the United States and Japan (the “Tax Convention”), all of which are subject to differing interpretations and to change, possibly with retroactive effect. This summary does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of shares of our common stock or ADSs. This summary applies only to U.S. Holders (as defined below) that are initial purchasers of the shares of our common stock or ADSs pursuant to this global offering and that hold the shares of our common stock or ADSs as “capital assets” for U.S. federal income tax purposes. It does not address the tax treatment of investors subject to special tax rules, such as banks or other financial institutions, tax-exempt entities, partnerships (or entities or arrangements treated as partnerships for U.S. federal income tax purposes) or partners therein, insurance companies, dealers in securities, traders in securities that elect mark to market treatment for their securities, a person whose functional currency for tax purposes is not the U.S. dollar, investors that own or are treated as owning 10% or more of our voting stock (taking into account common shares held directly or through depositary arrangements), or investors that hold common shares or ADSs as part of a straddle, hedging, conversion or other integrated transaction. In addition, this summary does not address the tax consequences to U.S. Holders of acquiring, owning, or disposing of the common shares or ADSs under any U.S. federal estate or gift tax, U.S. alternative minimum tax, or U.S. state or local, foreign or other tax laws (such as the Medicare contribution tax on net investment income).

For purposes of this discussion, “U.S. Holder” means a beneficial owner of common shares or ADS that is for U.S. federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States, any State thereof or the District of Columbia, or (iii) otherwise subject to U.S. federal income tax on a net income basis with respect to the common shares or ADSs.

This summary is based, in part, upon the representations made by the depositary to us and assumes that the deposit agreement for the ADSs, and all other related agreements, will be performed in accordance with their terms.

Prospective purchasers should consult their own tax advisors concerning the U.S. federal, state, local, foreign and other tax consequences of acquiring, owning, and disposing of shares of our common stock or ADSs in light of their particular circumstances.

Treatment of the ADSs

U.S. Holders of ADSs generally will be treated for U.S. federal income tax purposes as holding shares of our common stock represented by the ADSs. No gain or loss will be recognized on an exchange of shares of our common stock for ADSs or an exchange of ADSs for shares of our common stock if the depositary has not taken any action inconsistent with the material terms of the deposit agreement for the ADSs or the U.S. Holder’s ownership of the underlying shares of our common stock. A U.S. Holder’s tax basis in the shares of our common stock will be the same as its tax basis in the ADSs, and the holding period in the shares of our common stock will include the holding period in the ADSs.

Dividends

Subject to the application of the PFIC rules discussed below, a U.S. Holder generally will recognize ordinary dividend income in an amount equal to the amount of any cash and the value of any property we distribute as a distribution with respect to its common stock, to the extent that the distribution is paid out of its current or accumulated earnings and profits, as determined under U.S. federal income tax principles, when the distribution is received (or when received by the depositary in the case of ADSs). We do not intend to maintain calculations of earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that distributions paid with respect to the shares of our common stock or ADSs generally will be treated as dividends. Dividends will not be eligible for the dividends received deduction generally allowable to U.S. corporations under the Code. Dividends paid on the shares of our common stock or ADSs will be treated as

“qualified dividends” taxable at preferential rates, if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules, (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC, and (iii) the U.S. Holder satisfies certain holding period and other requirements. The Tax Convention has been approved for the purposes of the qualified dividend rules and we believe we will be eligible for the benefits of the Tax Convention.

Dividend income will include any amounts withheld in respect of Japanese taxes, and will be treated as foreign-source income for foreign tax credit purposes. Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s circumstances, Japanese taxes withheld from dividends on shares of our common stock or ADSs generally will be creditable against the U.S. Holder’s U.S. federal income tax liability to the extent such taxes do not exceed any reduced withholding rate available under the Tax Convention. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, a U.S. Holder may, at its election, deduct creditable foreign taxes, including Japanese taxes, in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued by the U.S. Holder in the taxable year.

Dividends paid in a currency other than U.S. dollars will be includable in income in a U.S. dollar amount based on the exchange rate in effect on the date of receipt (or the date of the depositary’s receipt in the case of ADSs), whether or not the payment is converted into U.S. dollars at that time. A U.S. Holder should not recognize any foreign currency gain or loss in respect of the distribution if the foreign currency is converted into U.S. dollars on the date the distribution is received. If the foreign currency is not converted into U.S. dollars on the date of receipt, however, gain or loss may be recognized upon a subsequent sale or other disposition of the foreign currency. The foreign currency gain or loss (if any) generally will be treated as ordinary income or loss to the U.S. Holder and generally will be treated as U.S.-source income or loss, which may be relevant in calculating the U.S. Holder’s foreign tax credit limitation.

Disposition

Subject to the application of the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss upon the sale, exchange (other than an exchange of ADSs for shares of our common stock or shares for ADSs) or other taxable disposition of the shares of our common stock or ADSs in an amount equal to the difference between the U.S. dollar value of the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the shares of our common stock or ADSs as determined in U.S. dollars. A U.S. Holder’s adjusted tax basis in the shares of our common stock or ADSs generally will be its U.S. dollar cost. The gain or loss generally will be treated as U.S.-source gain or loss. Net long-term capital gain recognized by a non-corporate U.S. Holder generally will be taxed at a preferential rate. Deductions for capital losses are subject to limitations.

The amount realized by a U.S. Holder on a sale or other taxable disposition of shares of our common stock or ADSs for an amount in a currency other than U.S. dollars will be the U.S. dollar value of that amount on the date of sale or disposition. On the settlement date, the U.S. Holder will recognize U.S.-source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between that U.S. dollar value and the U.S. dollar value as of the settlement date of the amount received, in each case based on the exchange rates in effect on the relevant date. However, in the case of shares of our common stock or ADSs that are traded on an established securities market that are sold by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), the amount realized will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognized at that time. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency received on the settlement date. Any gain or loss on a subsequent conversion or other disposition of the currency for a different U.S. dollar amount generally will be U.S.-source ordinary income or loss, which may be relevant in calculating the U.S. Holder’s foreign tax credit limitation.

Passive Foreign Investment Company

We will be classified as a PFIC in any taxable year in which, after taking into account our income and gross assets (and the income and assets of our subsidiaries pursuant to applicable “look-through rules”) either (i) 75% or more of our gross income consists of certain types of “passive income” or (ii) 50% or more of the average quarterly value of our assets is attributable to “passive assets” (i.e., assets that produce or are held for the production of passive income). We believe that we were not a PFIC for U.S. federal income tax purposes in 2013 and do not expect to be a PFIC in 2014. However, PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets. Because our belief is based in part on the expected market value of our equity, a decrease in the trading price of our common stock and/or ADSs following this offering may result in our becoming a PFIC. Additionally, the overall level of our passive assets will be significantly affected by changes in the amount of our cash, cash equivalents and securities held for investment, each of which may be classified as passive assets under the PFIC rules.

If we were to be or become a PFIC in any year during which a U.S. Holder owns shares of our common stock or ADSs, and the U.S. Holder has not made a mark to market election (as described below), the U.S. Holder generally will be subject to special rules (regardless of whether we continue to be a PFIC) with respect to its receipt of (i) any “excess distribution” (generally, any distribution on shares of common stock or ADSs that is greater than 125 percent of the average annual distributions paid to the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the shares or ADSs) and (ii) any gain realized on the sale or other disposition of shares of common stock or ADSs.

Under these rules (a) the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year. If we are a PFIC, a U.S. Holder of shares of our common stock or ADSs generally will be subject to similar rules with respect to distributions to us by, and dispositions by us of the stock of, any of our direct or indirect subsidiaries that are also PFICs.

A U.S. Holder can avoid the interest charge described above by making a mark to market election with respect to its shares or ADSs, provided that the shares or ADSs are considered “marketable.” The shares or ADSs will be considered marketable if they are regularly traded on certain qualifying U.S. stock exchanges, such as the New York Stock Exchange and the NASDAQ Global Market, or on a foreign stock exchange if it is properly regulated and meets certain trading, listing, financial disclosure and other requirements. For this purposes, shares and ADSs will be considered regularly traded (i) during the current calendar year if they are traded, other than in de minimis quantities, on at least 1/6 of the days remaining in the quarter in which the global offering occurs, and on at least 15 days during each remaining quarter of the calendar year; and (ii) during any other calendar year if they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a mark to market election must include in ordinary income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of its shares or ADSs at the close of the taxable year over its adjusted basis therein. An electing holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted basis in shares or ADSs over their fair market value at the close of the taxable year, but this deduction is allowable only to the extent of any net mark to market gains for prior years. Any income or deductions taken into account under these mark to market rules will also increase or decrease a U.S. Holder’s adjusted tax basis in its shares or ADSs. Gains from an actual sale or other taxable disposition of shares or ADSs will be treated as ordinary income, and any losses incurred on a sale or other taxable disposition of shares or ADSs will be treated as an ordinary loss to the extent of any net mark to market gains for prior years. Once made, the election cannot be revoked without the consent of the IRS unless the shares or ADSs cease to be marketable. If we are a PFIC for any year in which the U.S. Holder owns shares of our common stock or ADSs but before a mark to market election is made, the interest charge rules described above will apply to any mark to market gain recognized in the year the election is made.

The Code provides an alternative election (a “QEF election”) to U.S. Holders that may mitigate the adverse U.S. federal income tax consequences to an electing U.S. Holder should we be classified as a PFIC. However, we do not intend to provide holders with the information necessary to make a QEF election. Thus, a U.S. Holder seeking to mitigate the potential adverse effects of the PFIC rules should consider making the mark to market election described above. A U.S. Holder should consult its tax advisor regarding the potential U.S. federal income tax consequences should we be classified as a PFIC in any taxable year.

As discussed in more detail below under “PFIC Reporting,” a U.S. Holder of shares of common stock or ADSs during any year in which we are treated as a PFIC generally will be required to file an annual report containing information with respect to its interest in a PFIC.

Reporting and Backup Withholding

Dividends on and proceeds from the sale or other disposition of shares of our common stock or ADSs that are made within the United States or through certain U.S.-related financial intermediaries may be reported to the IRS. Certain exempt recipients, such as corporations, are not subject to the information reporting or backup withholding requirements if they establish an exemption. Backup withholding may apply to amounts subject to reporting if the U.S. Holder fails to provide an accurate U.S. taxpayer identification number or otherwise to establish a basis for exemption. Backup withholding is not an additional tax. A U.S. Holder can claim a credit against its U.S. federal income tax liability for amounts withheld under the backup withholding rules, and a U.S. Holder can claim a refund for amounts in excess of its tax liability if it provides the required information to the IRS.

Each prospective purchaser should consult its own tax advisor regarding the application of the information reporting and backup withholding rules.

PFIC Reporting

Subject to certain exceptions, a U.S. Holder is required to file an annual information return, currently on Form 8621, with respect to each PFIC in which it owns an interest directly or, in some cases, indirectly (including through certain pass-through entities), and the statute of limitations for collections may be suspended if it does not file such form. If we are a PFIC and own an interest in another PFIC, holders of shares of our common stock or ADSs would be treated as owning a proportionate amount (by value) of the stock of such other PFIC. However, we may be unable to provide investors in shares of our common stock or ADSs with the information necessary to comply with reporting obligations with respect to such other PFIC. U.S. Holders should consult their own tax advisors regarding the PFIC reporting requirements.

UNDERWRITING

The global offering consists of (i) an international offering of                 shares, in the form of shares or ADSs, in the United States and elsewhere outside Japan and (ii) a Japanese offering of                 shares inside Japan.                     have been appointed as the joint global coordinators for the global offering. Of the total shares in the global offering,                 shares will be newly issued and                 shares will be offered by the selling shareholder.

Under the terms and subject to the conditions contained in the international underwriting agreement dated the date of this prospectus, the international underwriters named below, for whom                     are acting as international representatives, have severally agreed to purchase, and we and the selling shareholder have agreed to sell to them, severally, the number of shares indicated below:

Name of International Underwriter	Number of Shares
Morgan Stanley & Co. LLC	—
Nomura Securities International, Inc.	—
—

Total:	—

The international underwriters may elect to take delivery of all or a portion of the shares purchased in the form of ADSs. The international underwriters are offering the shares and ADSs subject to their acceptance of the shares and ADSs from us and subject to prior sale. The international underwriting agreement provides that the obligations of the several international underwriters to pay for and accept delivery of the shares and ADSs offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The international underwriters are obligated to take and pay for all of the shares and ADSs offered by this prospectus if any such shares or ADSs are taken. However, the international underwriters are not required to take or pay for the shares and ADSs covered by the international underwriters’ over-allotment option described below.

Certain of the international underwriters may resell shares or ADSs to or through one or more of their affiliates as selling agent. Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC.

We and the selling shareholder have also entered into a Japanese underwriting agreement with certain Japanese underwriters. The Japanese underwriting agreement provides for the concurrent offering and sale by us in Japan of an aggregate of                 shares.                     is the representative of the Japanese underwriters. The closing for the sale of shares or ADSs in the international offering is conditioned upon the closing of the Japanese offering and vice versa.

Option to Purchase Additional Shares or ADSs

We have granted to the international underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of                 additional shares, in the form of shares or ADSs, at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The international underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the international offering. To the extent the option is exercised, each international underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares, in the form of shares or ADSs, as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares listed next to the names of all underwriters in the preceding table. In addition, in connection with the Japanese offering, we have granted the Japanese underwriters an option, exercisable until                , 2014, to purchase up to an additional                 shares. In connection with the Japanese offering,                     will enter into share borrowing arrangements to cover over-allotments.

Intersyndicate Agreement

The international underwriters and the Japanese underwriters have entered into an intersyndicate agreement that provides for the coordination of their activities. Under the intersyndicate agreement, the international underwriters and the Japanese underwriters have agreed that the Japanese underwriters may sell a limited number of shares to the international underwriters for resale by the international underwriters in the international offering. To the extent there are transfers or sales of shares under the intersyndicate agreement, at the discretion of                     , the number of shares or ADSs initially available for sale in the international offering may be greater, and the number of shares initially available for sale in the Japanese offering may be less, than the number of shares or ADSs described on the cover page of this prospectus as being offered in each respective offering.

Pursuant to the intersyndicate agreement, as part of the distribution of our shares in the global offering and subject to certain exceptions, the international underwriters and the Japanese underwriters have agreed that (i) the international underwriters will neither purchase, directly or indirectly, any shares offered in the global offering for the account of any Japanese person, nor offer or sell, directly or indirectly, any shares or ADSs offered in the global offering or distribute any prospectus relating to such shares in Japan or to any Japanese person, and (ii) the Japanese underwriters will neither purchase, directly or indirectly, any shares offered in the global offering for the account of any person or entity other than a Japanese person, nor offer or sell, directly or indirectly, any such shares or distribute any prospectus relating to such shares outside Japan or to any person or entity other than a Japanese person.

Commissions and Expenses

The international underwriters initially propose to offer part of the shares and ADSs directly to the public at the offering prices listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares and ADSs, the offering prices and other selling terms may from time to time be varied by the international representatives.

The purchase price for shares offered by this prospectus and in the Japanese offering, as well as the commission we must pay on each share, will be the same.

The following table shows the public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling shareholder for the international offering, each on a per ADS basis, a per share basis and a total basis. The figures in the “Total” columns are shown assuming both no exercise and full exercise of the international underwriters’ option to purchase up to an additional                 shares.

Total
	Per ADS	Per Share	No Exercise	Full Exercise
Public offering price	$	¥	¥	¥
Underwriting discounts and commissions to be paid by:
us
the selling shareholder
Proceeds, before expenses, to us
Proceeds, before expenses, to selling shareholder

Under the international underwriting agreement, we will receive the proceeds from the international underwriters in Japanese yen regardless of whether the shares are sold in the form of shares or ADSs although the international underwriters may receive payment in dollars.

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $               , which includes legal, accounting and printing costs and various other fees associated with the registration of our shares and ADSs. We have agreed to reimburse the international underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority (“FINRA”) up to $               .

The international underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares or ADSs offered by them.

Listing

We have applied to have our shares of common stock listed on the Tokyo Stock Exchange under the securities identification code of “—”. We expect ADSs representing our shares to be approved for listing on the New York Stock Exchange or the NASDAQ Global Market under the symbol “          .”

Delivery of our shares and ADSs is expected to occur later than three business days after the date of pricing of the global offering. Because of the longer settlement period, purchasers who wish to trade our shares or ADSs on or soon after pricing may need to specify alternative settlement arrangements to prevent a failed settlement.

The initial price to the public of our shares and ADSs sold in the global offering was determined on the date of this prospectus. In order to permit completion of the subscription period in Japan, however, ADSs offered in the global offering will not commence trading on the New York Stock Exchange or NASDAQ Global Market until            business days from the date of pricing. Trading of shares on the Tokyo Stock Exchange will commence the business day immediately following the commencement of trading on the New York Stock Exchange or NASDAQ Global Market.

Lock-up Agreements

We, the selling shareholder and                 have agreed that, without the prior written consent of                      on behalf of the international underwriters, we and they will not, during the period beginning on the date of this prospectus and ending on the date that is 180 days after the date of this prospectus (the “restricted period”):

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares or ADSs or any securities convertible into or exercisable or exchangeable for shares or ADSs;

•	file or cause to be filed any registration statement with the Kanto Local Finance Bureau or the SEC relating to the offering of any shares or ADSs or any securities convertible into or exercisable or exchangeable for shares or ADSs; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the shares or ADSs,

whether any such transaction described above is to be settled by delivery of shares, ADSs or such other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the shares and ADSs to be sold under the international underwriting agreement and under the Japanese underwriting agreement; or

•	the options to purchase shares to be granted to the international underwriters and the Japanese underwriters and shares to be issued or delivered upon the exercise of such options.

The restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the restricted period we issue an earnings release or material news event relating to us occurs, or

•	prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period or provide notification to of any earnings release or material news or material event that may give rise to an extension of the initial restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Subject to compliance with the notification requirements under FINRA Rule 5131 applicable to lock-up agreements with our directors or officers, if                     , in their sole discretion, agree to release or waive the restrictions set forth in a lock-up agreement for an officer or director of us and provide us with notice of the impending release or waiver at least three business days before the effective date of the release or waiver, we agree to announce the impending release or waiver by issuing a press release through a major news service at least two business days before the effective date of the release or waiver.

Stabilization, Short Positions and Penalty Bids

In order to facilitate the offering of the shares and ADSs, the international underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the shares or ADSs in accordance with Regulation M under the Exchange Act. Specifically, the international underwriters may sell more shares or ADSs than they are obligated to purchase under the international underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares and ADSs available for purchase by the international underwriters under their over-allotment option. The international underwriters can close out a covered short sale by exercising their over-allotment option or purchasing shares or ADSs in the open market outside of Japan. In determining the source of shares or ADSs to close out a covered short sale, the international underwriters will consider, among other things, the open market price of shares and ADSs compared to the price available under their over-allotment option. The international underwriters may also sell shares and ADSs in excess of their over-allotment option, creating a naked short position. The international underwriters must close out any naked short position by purchasing shares or ADSs in the open market outside of Japan. A naked short position is more likely to be created if the international underwriters are concerned that there may be downward pressure on the price of the shares or ADSs in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the international underwriters may bid for, and purchase, shares or ADSs in the open market outside of Japan to stabilize the price of the shares or ADSs. These activities may raise or maintain the market price of the shares or ADSs above independent market levels or prevent or retard a decline in the market price of the shares or ADSs. The international underwriters are not required to engage in these activities and may end any of these activities at any time.

In addition to stabilization and short position transactions of the international underwriters described above in connection with the international offering,          may also purchase shares on the Tokyo Stock Exchange to reduce any syndicate short position created by over-allotment sales in lieu of exercising all or part of the Japanese underwriters’ over-allotment option in compliance with all applicable laws.          is not required to engage in these activities and may end any of these activities at any time. Such transactions may have the effect of raising or maintaining the market price of our shares or preventing or retarding a decline in the market price of our shares. As a result, the price of our shares may be higher than the price that might otherwise exist in the open market.

Indemnification

We, the selling shareholder and the international underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

Electronic Distribution

A prospectus in electronic format may be made available on websites maintained by one or more of the international underwriters, or selling group members, if any, participating in this offering. The international representatives may agree to allocate a number of shares or ADSs to international underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the international representatives to international underwriters that may make Internet distributions on the same basis as other allocations.

Relationships

The international underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the international underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the international underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The international underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our shares or ADSs. The initial public offering price was determined by negotiations between us, the international representatives and the Japanese representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

Australia. The provision of this prospectus to any person does not constitute an offer of shares or ADSs to that person or an invitation to that person to apply for shares or ADSs. Any such offer or invitation will only be extended to a person in Australia if that person is a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Cth) (“Australian Corporations Act”) or is a sophisticated investor or is a professional investor for the purposes of sections 708(8) or 708(11) of the Australian Corporations Act, respectively (all such persons together being referred to as a “wholesale investor”).

This prospectus is intended to be provided only to wholesale investors. By retaining this prospectus, the recipient represents that the recipient is a wholesale investor.

This prospectus is not intended to be distributed or passed on, directly or indirectly, to any other class of persons in Australia.

No persons referred to in this prospectus hold an Australian financial services license.

The information in this prospectus is not personal advice and has been prepared without taking into account any investor’s investment objectives, financial situation or particular needs. Before acting on the information the investor should consider its appropriateness having regard to their investment objectives, financial situation and needs and consider obtaining their own financial product advice from an independent person who is licensed by the Australian Securities and Investments Commission (“ASIC”) to give such advice.

This prospectus has not been prepared specifically for Australian investors and does not purport to include all of the information required in a product disclosure statement, prospectus or other disclosure document under the Australian Corporations Act. It:

•	may contain references to dollar amounts which are not Australian dollars;

•	may contain financial information which is not prepared in accordance with Australian law or practices;

•	may not address risks associated with investment in foreign currency denominated investments; and

•	does not address Australian tax issues.

If a person to whom shares or ADSs are issued (“Investor”) on-sells shares or ADSs within 12 months from their issue, the Investor will be required to lodge a prospectus with ASIC unless either:

(a)	that sale is to another wholesale investor; or

(b)	the sale offer is received outside Australia.

Each Investor acknowledges the above and, by applying for shares or ADSs, gives an undertaking not to sell those shares or ADSs in any circumstances other than those described in paragraphs (a) and (b) above for 12 months after the date of issue.

This prospectus is issued by LINE. We are not licensed in Australia to provide financial product advice in relation to the shares or ADSs. An investor in the shares or ADSs will not have cooling off rights.

This prospectus does not constitute a product disclosure statement, prospectus or other disclosure document under the Australian Corporations Act and will not be lodged with ASIC.

Cayman Islands. This prospectus does not constitute a public offer of the shares or ADSs, whether by way of sale or subscription, in the Cayman Islands. Shares or ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the Cayman Islands.

Dubai International Financial Centre. This prospectus relates to an “Exempt Offer” in accordance with the Markets Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to Professional Clients (as defined by the DFSA) who are not natural persons. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved the shares or ADSs or this prospectus nor taken steps to verify the information set out in the prospectus, and has no responsibility for it. The shares, ADSs and interests therein to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares or ADSs and the respective interests therein should conduct their own due diligence on the shares and ADSs. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

In relation to its use in the Dubai International Financial Centre, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the shares or ADSs may not be offered or sold directly or indirectly to the public in the Dubai International Financial Centre.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive was implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer of the shares or ADSs to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the shares and ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of shares or ADSs may be made to the public in that Relevant Member State at any time:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression “an offer of the shares or ADSs to the public” in relation to any share or ADS in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares or ADSs to be offered so as to enable an investor to decide to purchase or subscribe the shares or ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression Prospectus Directive means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Hong Kong. The shares and ADSs may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules promulgated thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares or ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares or ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules promulgated thereunder.

Japan. Neither the shares to be offered in the international offering nor ADSs may be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the FIEA and (2) otherwise in compliance with the FIEA and other relevant laws, regulations and governmental guidelines of Japan.

Korea. The shares and ADSs may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the Financial Investment Services and Capital Markets Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The shares and ADSs have not been registered with the Financial Services Commission of Korea for public offering in Korea. Furthermore, the shares and ADSs may not be resold to Korean residents unless the purchaser of the shares or ADSs complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with their purchase.

Kuwait. Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the shares or ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

People’s Republic of China (excluding Hong Kong, Macau and Taiwan). The shares or ADSs may not be offered or sold directly or indirectly within the People’s Republic of China, which, for the purpose of this section of this prospectus, does not include Hong Kong, Macau and Taiwan (the “PRC”), except offers and sales made privately to no more than 200 specified investors in the PRC complying with requirements described in the paragraph below. This prospectus or any information contained or incorporated by reference herein relating to the shares or ADSs does not constitute an offer to sell or the solicitation of an offer to buy any securities in the PRC. This prospectus, any information contained herein or the shares or ADSs have not been, and will not be, submitted to, approved by, verified by or registered with any relevant governmental authorities in the PRC and thus may not be supplied to the public in the PRC or used in connection with any offer for the subscription or sale of the shares or ADSs in the PRC.

The shares or ADSs may only be invested by investors in the PRC that are authorized to engage in the investment in the shares or ADSs of the type being offered or sold. Investors in the PRC are responsible for obtaining all relevant governmental approvals, verifications, licenses or registrations (if any) from all relevant PRC governmental authorities, including, but not limited to, the State Administration of Foreign Exchange, or other relevant regulatory bodies, and complying with all relevant PRC regulations, including, but not limited to, any relevant foreign exchange regulations and/or overseas investment regulations.

Qatar. In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Saudi Arabia. This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore. This prospectus or any other offering material relating to our shares or ADSs has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act (the “SFA”), Chapter 289 of Singapore. Accordingly, (a) our shares and ADSs have not been, and will not be, offered or sold or made the subject of an invitation for subscription or purchase of such shares and ADSs in Singapore, and (b) this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our shares and ADSs have not been and will not be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (i) to an institutional investor as specified in Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275 of the SFA) and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Switzerland. Neither this prospectus nor any other document relating to the shares and ADSs constitutes a public offering prospectus within the meaning of article 652a or 1156 of the Swiss Federal Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange Ltd. The shares and ADSs may not be publicly offered, sold or advertised, directly or indirectly, in or from Switzerland. Neither this prospectus nor any other document relating to the shares or ADSs may be publicly distributed or otherwise made publicly available in or from Switzerland. This prospectus is not intended as an offer or solicitation with respect to the purchase or sale of the shares or ADSs by the public and may be distributed only on a private placement basis, without any public distribution, offering or marketing in, or from, Switzerland, provided that any such distribution does not occur as a result of, or in connection with, public solicitation or marketing with respect to the purchase or sale of the shares or ADSs.

United Arab Emirates (excluding the Dubai International Centre). The shares and ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (1) in compliance with all applicable laws and regulations of the United Arab Emirates; and (2) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

United Kingdom. This prospectus is only being distributed to and is only directed at: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The shares or ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the shares or ADSs will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that are expected to be incurred in connection with the offer and sale of shares of our common stock by us and the selling shareholder. With the exception of the SEC registration fee, the New York Stock Exchange or NASDAQ Global Market listing fee and FINRA fee, all amounts are estimates.

Type of expenses	Amount
SEC registration fee	$
NYSE or NASDAQ listing fee
FINRA fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Depositary expense
Miscellaneous

Total	$

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation organized under Japanese law. All of our directors, corporate auditors and executive officers reside in Japan or Korea and significantly all of our assets and the assets of such persons are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon these persons or us or to enforce against them or us judgments obtained in U.S. courts, whether or not predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state of the United States. There is doubt as to the enforceability in Japan or Korea, either in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely on the federal securities laws of the United States or the securities laws of any state of the United States.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and securities under the Securities Act with respect to the underlying shares of our common stock represented by the ADSs to be sold in this offering. A related registration statement on Form F-6 will be filed with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and shares of our common stock and ADSs.

Immediately upon completion of this offering we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F which we are required to file within four months of the end of each fiscal year, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with IFRS as issued by the IASB, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

LEGAL MATTERS

We are being represented by Cleary Gottlieb Steen & Hamilton LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Simpson Thacher & Bartlett LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the shares offered in this offering and certain legal matters as to Japanese law will be passed upon for us by Nishimura & Asahi. Certain legal matters as to Japanese law will be passed upon for the underwriters by Anderson Mori & Tomotsune.

EXPERTS

The financial statements as of January 1, 2012, December 31, 2012 and 2013, and for each of the two years in the period ended December 31, 2013, included in this prospectus have been audited by Deloitte Touche Tohmatsu LLC, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion on the financial statements and includes explanatory paragraphs referring to 1) our restatement of errors made in the 2012 and 2013 consolidated financial statements; 2) our distribution of our interest in the Hangame business and related entities, disposal of our online match-making services business, and disposal of our data management business; and 3) our approval of the reduction of LINE Plus capital contributed by NAVER Corporation) appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The offices of Deloitte Touche Tohmatsu LLC are located at Shinagawa Intercity 15-3, Konan 2-chome, Minato-ku, Tokyo, 108-6221, Japan.

INDEX TO FINANCIAL STATEMENTS

Audited consolidated financial statements

Unaudited consolidated financial statements

The accompanying consolidated financial statements reflect the disposition on September 30, 2014, of the Group’s data management business.

The report of the independent registered public accounting firm below is in the form which will be signed by Deloitte Touche Tohmatsu LLC upon the issuance of financial statements by the Company which include the date on which the Group’s data management business qualifies for discontinued operations presentation, which is described in the fifth paragraph of Note 3(1) to the Consolidated Financial Statements, and assuming that from December 24, 2014 through the date financial statements which include the date on which the Group’s data management business qualifies for discontinued operations presentation are issued, no other events shall have occurred, other than those described in Note 33 to the Consolidated Financial Statements, that would affect the accompanying consolidated financial statements and notes thereto.

/s/ Deloitte Touche Tohmatsu LLC

Tokyo, Japan

December 24, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of

LINE Corporation:

We have audited the accompanying consolidated statements of financial position of LINE Corporation and subsidiaries (the “Company”) as of January 1, 2012, and December 31, 2012 and 2013, and the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LINE Corporation and subsidiaries as of January 1, 2012, and December 31, 2012 and 2013, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 35 to the consolidated financial statements, the accompanying 2012 and 2013 financial statements have been restated to correct errors.

As discussed in Note 23 to the consolidated financial statements, the Company distributed its interest in the Hangame business and related subsidiaries, to NAVER Corporation (formerly NHN Corporation) on April 1,

2013. The Company also disposed of its online match-making services business on December 2, 2013. In addition, the Company disposed of its data management business on September 30, 2014. The gain on disposal and results prior to the distribution and disposal are included in profit from discontinued operations, net of tax in the accompanying consolidated financial statements.

As discussed in Note 33 to the consolidated financial statements, the board of directors of the Company approved the reduction of LINE Plus capital contributed by NAVER Corporation. LINE Plus paid NAVER Corporation 8,288,000 thousand yen, upon the closing of this transaction on September 5, 2014.

Tokyo, Japan

June 30, 2014

(December 24, 2014 as to the effects of the restatement of the financial statements discussed in Note 35 and as to the effects of the retrospective adjustments of the financial statements for the disposition of the Group’s data management business, discussed in the fifth paragraph of Note 3(1))

LINE Corporation

Consolidated Statements of Financial Position

			(In thousands of yen)

	Notes	January 1, 2012 (Restated)	December 31, 2012 (Restated)	December 31, 2013 (Restated)
Assets
Current assets
Cash and cash equivalents	6, 25	3,787,859	7,152,546	13,362,084
Trade and other receivables	7, 15, 25	4,680,875	8,007,289	11,815,078
Other financial assets, current	15, 25	2,399,230	3,324,949	740,000
Other current assets		813,791	940,718	1,155,078
Non-current assets classified as held for sale	8, 23	–	–	71,387

Total current assets		11,681,755	19,425,502	27,143,627

Non-current assets
Property and equipment	8, 9, 17	2,283,334	7,503,901	8,110,594
Goodwill	10, 11	2,578,023	2,636,074	2,683,308
Other intangible assets	10, 11	656,726	711,713	234,664
Investments in associates	32	37,281	95,710	59,250
Other financial assets, non-current	15, 25	1,945,691	1,930,369	5,336,375
Deferred tax assets	13	119,962	320,442	2,359,163
Other non-current assets		271,308	476,755	78,880

Total non-current assets		7,892,325	13,674,964	18,862,234

Total assets		19,574,080	33,100,466	46,005,861

Liabilities
Current liabilities
Trade and other payables	15, 25	3,245,033	4,387,467	7,835,183
Other financial liabilities, current	15, 25	5,313,865	3,365,162	11,412,646
Income tax payables		99,549	92,850	2,974,723
Provisions, current	12	524,231	46,402	32,279
Other current liabilities	14	2,439,700	4,030,674	6,856,326

Total current liabilities		11,622,378	11,922,555	29,111,157

Non-current liabilities
Other financial liabilities, non-current	15, 25	2,648,105	2,964	1,851,454
Deferred tax liabilities	13	141,424	126,338	–
Provisions, non-current	12	236,666	794,096	734,064
Post-employment benefits	16	39,397	89,186	1,322,980
Other non-current liabilities		1,029	–	–

Total non-current liabilities		3,066,621	1,012,584	3,908,498

Total liabilities		14,688,999	12,935,139	33,019,655

Shareholder’s equity
Share capital	19	5,096,181	12,596,198	12,596,198
Share premium	19	5,339,021	13,087,481	4,978,572
Accumulated deficit		(5,653,943)	(5,639,327)	(6,492,746)
Accumulated other comprehensive income		–	39,086	287,015

Equity attributable to the shareholder of the Company	30, 31	4,781,259	20,083,438	11,369,039

Non-controlling interests(1)		103,822	81,889	1,617,167

Total shareholder’s equity		4,885,081	20,165,327	12,986,206

Total liabilities and shareholder’s equity		19,574,080	33,100,466	46,005,861

(1)	The non-controlling interests are mainly held by NAVER Corporation, the shareholder of the Company.

See Notes to Consolidated Financial Statements

LINE Corporation

Consolidated Statements of Profit or Loss

		(In thousands of yen)

	Notes	2012 (Restated)	2013 (Restated)
Revenues and other operating income:
Revenues	5, 21	6,673,218	40,355,118
Other operating income	22	93,903	69,644

Total revenues and other operating income		6,767,121	40,424,762

Operating expenses:
Payment processing and licensing expenses		(1,976,905)	(9,730,239)
Employee compensation expenses	16	(3,928,802)	(8,460,213)
Marketing expenses		(599,123)	(17,213,580)
Infrastructure and communication expenses		(383,125)	(1,682,367)
Authentication and other service expenses		(1,028,496)	(4,827,750)
Depreciation and amortization expenses	8, 10	(805,145)	(1,332,216)
Other operating expenses	22	(1,243,025)	(4,236,486)

Total operating expenses		(9,964,621)	(47,482,851)

Loss from operating activities		(3,197,500)	(7,058,089)

Finance income		70,234	67,493
Finance costs		(73,368)	(39,307)
Share of loss of associates	32	–	(242,835)
Gain/(loss) on foreign currency transactions, net		233,999	(607,187)
Other non-operating income	22	–	7,176
Other non-operating expenses	22, 26	(36,779)	–

Loss before tax from continuing operations		(3,003,414)	(7,872,749)

Income tax (expenses)/benefits	13	(14,530)	321,474

Loss for the year from continuing operations		(3,017,944)	(7,551,275)

Profit from discontinued operations, net of tax	23, 24	2,832,223	1,305,128

Loss for the year		(185,721)	(6,246,147)

Attributable to:

The shareholder of the Company		14,616	(528,929)

Non-controlling interests(1)	30, 31	(200,337)	(5,717,218)

			(In yen)
Earnings per share
Basic and diluted profit/(loss) for the year attributable to the shareholder of the Company	24	0.09	(3.02)
Earnings per share from continuing operations
Basic and diluted loss from continuing operations attributable to the shareholder of the Company	24	(17.88)	(10.48)
Earnings per share from discontinued operations
Basic and diluted profit from discontinued operations attributable to the shareholder of the Company	24	17.97	7.46

(1)	The non-controlling interests are mainly held by NAVER Corporation, the shareholder of the Company.

See Notes to Consolidated Financial Statements

LINE Corporation

Consolidated Statements of Comprehensive Income

	(In thousands of yen)

	Notes	2012 (Restated)	2013 (Restated)
Loss for the year		(185,721)	(6,246,147)
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurement of defined benefit plans	13, 16	(15,142)	24,690
Items that may be reclassified to profit or loss
Available-for-sale financial assets:
Net change in fair value of available-for-sale financial assets	13, 26	(36,779)	109,882
Reclassification adjustments for net change in fair value of available-for-sale financial assets	26	36,779	–
Exchange differences on translation of foreign operations:
Gains arising during the year	13	52,693	380,449
Income tax relating to items that may be reclassified subsequently to profit or loss	13	–	(39,162)

Total other comprehensive income for the year, net of tax		37,551	475,859

Total comprehensive loss for the year, net of tax		(148,170)	(5,770,288)

Attributable to:		53,702	(196,042)
The shareholder of the Company	30, 31	(201,872)	(5,574,246)
Non-controlling interests(1)

(1)	The non-controlling interests are mainly held by NAVER Corporation, the shareholder of the Company.

See Notes to Consolidated Financial Statements

LINE Corporation

Consolidated Statements of Changes in Equity

										(In thousands of yen)
		Equity attributable to the shareholder of the Company
					Accumulated other comprehensive income
	Notes	Share capital	Share premium	Accumulated deficit	Foreign currency translation reserve	Available-for- sale reserve	Defined benefit plan reserve	Total	Non- controlling interests(1)	Total shareholder’s equity
Balance at January 1, 2012 (Restated)		5,096,181	5,339,021	(5,653,943)	–	–	–	4,781,259	103,822	4,885,081
Comprehensive income/(loss)
Profit/(loss) for the year (Restated)		–	–	14,616	–	–	–	14,616	(200,337)	(185,721)
Other comprehensive income/(loss) (Restated)		–	–	–	48,171	–	(9,085)	39,086	(1,535)	37,551

Total comprehensive income/(loss) for the year (Restated)		–	–	14,616	48,171	–	(9,085)	53,702	(201,872)	(148,170)
Issuance of common shares to parent	19	7,500,017	7,447,401	–	–	–	–	14,947,418		14,947,418
Recognition of share-based payments	19	–	31,151	–	–	–	–	31,151		31,151
Acquisition of LINE Vietnam by NAVER Corporation(2)	19	–	22,566	–	–	–	–	22,566	15,044	37,610
Capital contribution in LINE Vietnam by NAVER Corporation(2)	19	–	247,342	–	–	–	–	247,342	164,895	412,237

Balance at December 31, 2012 (Restated)		12,596,198	13,087,481	(5,639,327)	48,171	–	(9,085)	20,083,438	81,889	20,165,327

										(In thousands of yen)
		Equity attributable to the shareholder of the Company
					Accumulated other comprehensive income
	Notes	Share capital	Share premium	Accumulated deficit	Foreign currency translation reserve	Available-for- sale reserve	Defined benefit plan reserve	Total	Non- controlling interests(1)	Total shareholder’s equity
Balance at January 1, 2013 (Restated)		12,596,198	13,087,481	(5,639,327)	48,171	–	(9,085)	20,083,438	81,889	20,165,327
Comprehensive income/(loss)
Loss for the year (Restated)		–	–	(528,929)	–	–	–	(528,929)	(5,717,218)	(6,246,147)
Other comprehensive income (Restated)		–	–	–	245,697	70,720	16,470	332,887	142,972	475,859

Total comprehensive income/(loss) for the year (Restated)		–	–	(528,929)	245,697	70,720	16,470	(196,042)	(5,574,246)	(5,770,288)
Distributions to parent	19, 20	–	(216,217)	–	–	–	–	(216,217)	(144,145)	(360,362)
Stock issuance to parent(3)		–	–	–	–	–	–	–	7,253,669	7,253,669
Business divestiture to parent(4)	20, 23	–	–	(324,490)	(84,958)	–	–	(409,448)	–	(409,448)
Dividends(4)	19, 20	–	(8,651,680)	–	–	–	–	(8,651,680)	–	(8,651,680)
Recognition of share-based payments	19	–	804,438	–	–	–	–	804,438	–	804,438
Acquisition of LINE Play Corp. by the Group(5)	19	–	(45,450)	–	–	–	–	(45,450)	–	(45,450)

Balance at December 31, 2013 (Restated)		12,596,198	4,978,572	(6,492,746)	208,910	70,720	7,385	11,369,039	1,617,167	12,986,206

(1)	The non-controlling interests are mainly held by NAVER Corporation, the shareholder of the Company. Refer to Note 31 Proportion of Equity Interest Held by Non-controlling Interests for more details.

(2)

The Group acquired LINE Vietnam Company Limited from NAVER on August 21, 2014. The acquisition of LINE Vietnam Company Limited by the Group was accounted for as a business combination under common control using the pooling method. The increase in share premium was attributable to the acquisition of LINE Vietnam by NAVER Corporation and the subsequent capital contribution in LINE Vietnam by NAVER Corporation in 2012. Refer to Note 3 (1) Significant Accounting Policies and Note 29 Business Combinations for more details.

(3)

LINE PLUS Corp. was established by the Company and NAVER Corporation in 2013, in which the Group contributed 60% of the capital and NAVER Corporation contributed 40% of the capital. LINE PLUS Corp. issued stock to NAVER Corporation, the non-controlling shareholder, in exchange for the capital contributions. Refer to Note 30 Principal Subsidiaries for more details.

(4)

The Group divested the Hangame business and its related entities in 2013. The disposed Hangame business and related entities were transferred to a new entity. The shares of the new entity were then distributed to NAVER Corporation as a non-cash distribution, which was accounted for as a transaction under common control. 8,651,680 thousand yen represents the book value of the disposed new entity at the time of distribution. 324,490 thousand yen represents the reduction in accumulated deficit in relation to the portion of the deficit attributable to the disposed new entity. Refer to Note 20 Supplemental Cash Flow Information and Note 23 Discontinued Operations and Non-current Assets Held for Sale for more details.

(5)

The decrease in share premium was attributable to the acquisition of LINE Play Corp. from NAVER Corporation by the Group in 2013. Refer to Note 3 (3)(b) Significant Accounting Policies and Note 29 Business Combinations for more details.

See Notes to Consolidated Financial Statements

LINE Corporation

Consolidated Statements of Cash Flows

(In thousands of yen)

	Notes	2012	2013 (Restated)
Cash flows from operating activities
Loss before tax from continuing operations		(3,003,414)	(7,872,749)
Profit before tax from discontinued operations		2,661,951	2,443,544

Loss before tax		(341,463)	(5,429,205)
Adjustments for:
Depreciation and amortization expenses	8, 10	2,140,519	2,162,545
Finance income		(70,432)	(67,862)
Finance costs		73,039	40,099
Share-based compensation		31,152	804,438
Gain on transfer of business		–	(794,879)
Share of loss of associates		1,571	242,835
(Gain)/loss on foreign currency transactions, net		(242,369)	2,088
Changes in:
Trade and other receivables		(2,769,901)	(6,221,086)
Trade and other payables		743,951	4,172,170
Accrued expenses		1,121,011	2,205,396
Advances received		382,891	1,933,443
Provisions		(181,297)	17,619
Post-employment benefits		23,462	727,071
Other current assets		24,626	(586,346)
Other current liabilities		151,176	995,228
Others		116,072	470,800

Cash provided by operating activities		1,204,008	674,354

Interest received		77,425	71,843
Interest paid		(62,373)	(41,752)
Income taxes paid		(67,459)	(303,874)

Net cash provided by operating activities		1,151,601	400,571

Cash flows from investing activities
Purchases of time deposits		(3,724,310)	(742,800)
Proceeds from maturities of time deposits		3,198,251	2,924,948
Purchase of private equity investments		(178,847)	(903,316)
Purchase of Japanese debt securities		(460,380)	–
Proceeds from maturities of debt securities		200,979	400,000
Acquisition of property and equipment and intangible assets		(6,694,185)	(3,163,629)

Investments in associates		(60,000)	(302,085)
Proceeds from transfer of business		–	925,419
Office security deposits received under sublease agreement		–	393,650
Payments of office security deposits		(461,408)	(218,475)
Guarantee deposits for the Japanese Payment Services Act	15, 25	–	(2,253,000)
Refund of office securities deposits		207,212	76,100
Acquisition of a subsidiary, net of cash acquired	29	36,273	(68,157)
Others		(688,289)	141,924

Net cash used in investing activities		(8,624,704)	(2,789,421)

Cash flows from financing activities
(Payments)/proceeds from short-term borrowings, net		(1,337,668)	8,824,398
Repayment of long-term borrowings		(3,250,000)	(2,679,704)
Proceeds from issuance of bonds		–	1,500,000
Proceeds from borrowing arrangement	15, 25	–	983,000
Capital contribution from parent	3, 30	412,237	7,253,669
Proceeds from issuance of common shares	19	14,947,418	–
Cash outflow from business divestiture	20	–	(7,800,358)
Others		(19,982)	(54,040)

Net cash provided by financing activities		10,752,005	8,026,965

Net increase in cash and cash equivalents		3,278,902	5,638,115

Cash and cash equivalents at the beginning of the year	6	3,787,859	7,152,546

Effect of exchange rate fluctuations on cash and cash equivalents		85,785	571,423

Cash and cash equivalents at the end of the year	6	7,152,546	13,362,084

See Notes to Consolidated Financial Statements.

LINE Corporation

Notes to Consolidated Financial Statements

December 31, 2013

1.	Reporting Entity

LINE Corporation (the “Company”) was incorporated on September 4, 2000 in Japan in accordance with the Companies Act of Japan under the name Hangame Japan Corporation to provide online gaming services. The Company changed its name to NHN Japan Corporation in 2003, and subsequently changed its name to LINE Corporation in 2013. The Company is a subsidiary of NAVER Corporation (“NAVER”), formerly NHN Corporation, which is domiciled in Korea. NAVER is the Group’s ultimate parent company. The Company’s head office is located at 2-21-1 Shibuya, Shibuya-ku, Tokyo, Japan.

The Company and its subsidiaries (collectively, the “Group”) mainly operate a cross-platform messenger application, LINE, and provide communication and content sales and advertising services. Communication and content is provided via the LINE platform, while advertising services are provided via LINE advertising, and web portals livedoor and NAVER Matome. The Group also offers data management services, which mainly consist of data storage and server hosting services for the years ended December 31, 2012 and 2013, respectively.

The Group disposed of its Hangame business and its related entities and its online match-making services business in 2013. The Group acquired 100% of the voting shares of ForSchooner Inc. (“ForSchooner”) in 2013. In addition, the Group acquired all of the shares of LINE PLAY Corp. (“LINE Play”), which specializes in development of virtual avatar communities, from NAVER in 2013 via LINE PLUS Corp. (“LINE Plus”), a subsidiary which primarily manages the Group’s international operations. Such acquisition was accounted for as a business combination under common control. Refer to Note 23 Discontinued Operations and Non-current Assets Held for sale and Note 29 Business Combinations for more details.

2.	Basis of Preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These are the Group’s first consolidated financial statements under IFRS, and the date of transition to IFRS is January 1, 2012. IFRS effective as of the reporting dates unless the specific exceptions and exemptions in IFRS permit or require otherwise has been retrospectively applied. In addition, the Group has applied IFRS 1 First-time Adoption of International Financial Reporting Standards. The effects of the transition to IFRS on the consolidated financial statements are stated in Note 34 Adoption of IFRS.

The Group’s consolidated financial statements are presented in thousands of Japanese yen, which is also the Company’s functional currency.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies

The significant accounting policies applied by the Group in preparing its consolidated financial statements are set out below. The accounting policies have been applied consistently to all periods presented in these consolidated financial statements.

(1)	Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, which are directly or indirectly controlled. Control is generally conveyed by ownership of the majority of voting rights. The Group controls an entity when the Group has power over the entity, is exposed, or has rights, to variable returns from the involvement with the entity and has the ability to affect those returns through its power over the entity.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. If the end of the reporting period of a subsidiary differs from that of the Company, the subsidiary prepares, for consolidation purposes, additional financial statements as of the same date as the consolidated financial statements of the Group.

Non-controlling interest in a subsidiary is accounted for separately from the parent’s ownership interests in a subsidiary. Profit or loss and each component of other comprehensive income are attributed to the shareholder of the parent and non-controlling interest, even if this results in the non-controlling interest having a deficit balance. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. Any difference between the adjustment to the non-controlling interest and the fair value of the consideration received is recognized directly in shareholder’s equity as “equity attributable to the shareholder of the Company”.

On August 21, 2014, LINE Plus, a 60%-owned subsidiary of the Company, acquired 95% of the voting shares of LINE Vietnam Company Limited (“LINE Vietnam”) from NAVER, while the remaining 5% non-controlling interests of LINE Vietnam were acquired by an unrelated third-party in Vietnam on the same date. (100% of the shares and voting interests of LINE Vietnam were acquired by NAVER on February 28, 2012, and such acquisition was accounted for as a business combination by NAVER.) The acquisition of LINE Vietnam by the Group was accounted for as a business combination under common control using the pooling method. The financial statements of LINE Vietnam were retrospectively consolidated, as if such transaction had occurred on February 28, 2012. As a result, the Group’s 60% ownership interest in LINE Vietnam and the remaining 40% non-controlling interest held by NAVER were retrospectively reflected in the Group’s financial statements for the years ended December 31, 2012 and 2013.

On September 19, 2014, the Company’s board of directors approved a plan to dispose of its data management business, which consists of DataHotel Co., Ltd.(“DataHotel”), a wholly owned subsidiary. The disposed data management business was sold to a subsidiary of NHN Entertainment Corporation. The operation of the data management business was classified as a discontinued operation on September 19, 2014, and the disposition was completed on September 30, 2014. As a result, the data management business was retrospectively presented as part of the discontinued operations on the Consolidated Statements of Profit or Loss for the years ended December 31, 2012 and 2013.

Intercompany balances and transactions have been eliminated upon consolidation.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(2)	Basis of Measurement

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments measured at fair value, which is the price that would be received to sell such financial instruments or paid to transfer the related liability in an orderly transaction between market participants at the measurement date.

(3)	Business Combinations

(a)	Business combinations

The Group acquired ForSchooner in 2013 and accounted for such acquisition using the acquisition method as noted below.

Each identifiable asset and liability is measured at its acquisition date fair value in accordance with IFRS 3 Business Combinations, except for the below:

–	Leases and insurance contracts are classified on the basis of the contractual terms and other factors

–	Only those contingent liabilities assumed in a business combination that are present obligations and can be measured reliably are recognized

–	Deferred tax assets or liabilities are recognized and measured in accordance with IAS 12 Income Taxes

–	Employee benefit arrangements are recognized and measured in accordance with IAS 19 Employee Benefits

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree and the equity interests issued by the acquirer. Acquisition-related costs are costs the acquirer incurs to effect a business combination. Those costs include finder’s fees; advisory, legal, accounting, valuation and other professional or consulting fees; general administrative costs, including the costs of maintaining an internal acquisitions department; and costs of registering and issuing debt and equity securities. Acquisition-related costs, other than those associated with the issue of debt or equity securities, are expensed in the periods in which the costs are incurred and the services are received.

The Group measures goodwill at the acquisition date as:

–	the fair value of the consideration transferred; plus

–	the recognized amount of any non-controlling interest in the acquiree; plus

–	if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree; less

–	the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(3)	Business Combinations (continued)

Subsequent to initial recognition, goodwill is measured at cost less any accumulated impairment losses.

(b)	Business combinations under common control

The Group acquired LINE Play in 2013 and LINE Vietnam in 2014 from NAVER. The acquisition of LINE Play and LINE Vietnam were accounted for as business combinations under common control as noted below.

A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and that control is not transitory. The Group has accounted for the acquisition of LINE Play and LINE Vietnam based on the carrying amounts recorded in the consolidated financial statements of NAVER. Financial statements of LINE Play and LINE Vietnam are retrospectively consolidated as part of the Group’s consolidated financial statements as if the acquisition of LINE Play had occurred at the beginning of the earliest period presented in the consolidated financial statements, and the acquisition of LINE Vietnam had occurred on February 28, 2012, regardless of the actual date of the combinations.

(4)	Associates

An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. Significant influence is presumed to exist when the Group holds between 20% and 50% of the voting power of another entity, unless it can be clearly demonstrated that it is not the case.

The Group’s investments in associates are accounted for using the equity method. Under the equity method, the investment in an associate is initially recognized at cost and the carrying amount is adjusted to recognize the Group’s share of the profit or loss and changes in equity of the associate after the date of acquisition. Gains and losses from transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Intra-group losses are recognized as an expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

If an associate uses accounting policies different from those of the Group for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in applying the equity method.

When the Group’s share of losses exceeds its interest in associates, the carrying amount of that interest, including any long-term investments, is reduced to nil and the recognition of further losses is discontinued.

(5)	Foreign Currencies

(a)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at historical cost are

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(5)	Foreign Currencies (continued)

translated using the exchange rate at the date of the initial transactions. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, financial liabilities designated as a hedge of the net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in other comprehensive income.

(b)	Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to the presentation currency at the average foreign exchange rates for the reporting period. Foreign currency differences are recognized in other comprehensive income.

When a foreign operation is disposed of, the relevant amount after the translation is reclassified to profit or loss as part of profit or loss on disposal. In the event that a partial disposal does not lead to a loss of control in a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. For partial disposals that involve the loss of control in a foreign operation, the relevant proportion is reclassified to profit or loss.

(6)	Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term investments with maturity dates that are within three months from the purchase dates. Such investments are highly liquid and readily convertible to known amounts of cash. Cash and cash equivalents are subject to an insignificant risk of changes in value, and are used by the Group in managing its short-term commitments.

(7)	Financial Assets

The Group classifies and measures financial assets based on the following four categories: financial assets at fair value through profit or loss; held-to-maturity investments; loans and receivables; and available-for-sale financial assets. The Group recognizes financial assets in the Consolidated Statements of Financial Position when the Group becomes a party to the contractual provisions of the instrument.

Upon initial recognition, financial assets are measured at their fair value plus, in the case of a financial asset not measured at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition. Regular way purchases or sales of financial assets, i.e. purchases or sales under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned, are accounted for at the settlement date.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(7)	Financial Assets (continued)

(a)	Financial assets at fair value through profit or loss

Financial assets are classified as financial assets at fair value through profit or loss if they are held for trading. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

The Group had outstanding foreign exchange forward contracts as of January 1, 2012 and December 31, 2012 in order to manage its foreign exchange risk. However, the foreign exchange forward contracts were not designated as hedge instruments for hedge accounting purposes, and were measured at fair value through profit or loss. Such foreign exchange forward contracts are classified as either financial assets or liabilities depending on whether there are mark-to-market gains or losses at the end of the reporting period.

(b)	Held-to-maturity investments

Financial assets with fixed or determinable payments and fixed maturities, for which the Group has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.

The Group had the intention and ability to hold its investments in Japanese government bonds to maturity. As a result, Japanese government bonds were classified as held-to-maturity investments in 2012 and 2013.

(c)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, except for loans and receivables for which the effect of discounting is immaterial.

(d)	Available-for-sale financial assets

Available-for-sale financial assets are those financial assets that are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, and any changes in fair value, net of any tax effect, are recorded in other comprehensive income in equity. When a financial asset is derecognized or impairment losses are recognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.

Dividends on an available-for-sale equity instrument are recognized in profit or loss when the Group’s right to receive payment is established.

(e)	Derecognition of a financial asset

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(7)	Financial Assets (continued)

transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

If the Group retains substantially all the risks and rewards of ownership of the transferred financial assets, the Group continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

(8)	Financial Liabilities

The Group recognizes financial liabilities in the Consolidated Statements of Financial Position when the Group becomes a party to the contractual provisions of the financial liability. At the date of initial recognition, financial liabilities are measured at fair value, net of transaction costs. Subsequent to initial recognition, financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the Consolidated Statements of Financial Position when it is extinguished (i.e. when the obligation specified in the contract is discharged, canceled or expires).

(9)	Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

(10)	Property and Equipment

Property and equipment are measured and recognized at cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Cost includes any other costs directly attributable to bring the assets to a working condition for their intended use and the costs of dismantling and removing the assets and restoring the site on which they are located.

The cost of replacing a part of property and equipment is included in the carrying amount of the asset or recognized as a separate asset, as necessary, if it is probable that the future economic benefits embodied within the part will flow into the Group and if the cost can be reliably measured. Accordingly, the carrying amount of the replaced part is derecognized. The costs of day to day servicing of property and equipment are recognized in profit or loss as incurred.

Land and assets held within construction-in-progress are not depreciated. Depreciation of property and equipment is computed using the straight-line method based on the depreciable amount of the assets over their respective useful lives as provided below. A component that is significant compared with the total cost of an item of property and equipment is depreciated separately over its useful life.

Gains or losses arising from the derecognition of an item of property and equipment are determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in non-operating income or expenses.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(10)	Property and Equipment (continued)

The estimated useful lives for the years ended December 31, 2012 and 2013 are as follows:

Estimated useful lives (years)
Equipment	3–5
Furniture and fixtures	5
Others	3–10

Depreciation methods, useful lives and residual values are reviewed at each fiscal year-end and adjusted, as appropriate, if expectations differ from previous estimates. The change is accounted for as a change in an accounting estimate.

(11)	Borrowing Costs

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are expensed as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Borrowing costs related to the building currently under construction were capitalized for the years ended December 31, 2012 and 2013.

To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Group immediately recognizes other borrowing costs as an expense.

To the extent that the Group borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Group shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset, which is the effective interest rate of the general borrowing. The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Group capitalizes during a period shall not exceed the amount of borrowing costs incurred during that period.

(12)	Intangible Assets

Intangible assets are initially measured at cost, and carried at cost less accumulated amortization and accumulated impairment losses after initial recognition.

Intangible assets with finite lives are amortized mainly using the straight-line method over the useful lives of the respective assets as provided below and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The residual value of intangible assets is assumed to be zero.

The estimated useful lives for the intangible assets with finite lives for the years ended December 31, 2012 and 2013 are as follows:

Estimated useful lives (years)
Software	3–5
Others	5–10

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(12)	Intangible Assets (continued)

The amortization periods and methods for intangible assets with finite useful lives are reviewed at each fiscal year-end.

Research and development

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

(13)	Leases

Lease Transactions

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date. In the event that fulfillment of the arrangement is dependent on the use of specific assets or the arrangement transfers a right to use the asset, such assets are defined as a lease transaction.

(a)	Finance Leases

Leases that transfer substantially all risks and benefits of ownership of the leased item to the lessee are classified as finance leases.

Group as lessee

Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. The discount rate to be used in calculating the present value of the minimum lease payments is the interest rate implicit in the lease, if this is practicable to determine; if not, the lessee’s incremental borrowing rate shall be used. The minimum lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. A leased asset is depreciated over the shorter of the estimated useful life of the asset or the lease term.

The Group had finance leases of equipment as of January 1, 2012 and for the years ended December 31, 2012 and 2013.

(b)	Operating Leases

All lease arrangements, except finance leases that have been capitalized in the Consolidated Statements of Financial Position, are classified as operating leases.

Group as lessee

The Group mainly had operating leases for spaces used as offices and data center facilities and motor vehicles as of January 1, 2012 for the years ended December 31, 2012 and 2013. For operating lease transactions, lease payments are recognized as an expense using the straight-line method over the lease term in the Consolidated Statements of Profit or Loss.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(13)	Leases (continued)

Group as lessor

The Group had cancelable lease contracts related to servers, data storage, network equipment, personal computers and software with third parties for the year ended December 31, 2013. The leased assets are included in “Property and equipment” in the Consolidated Statements of Financial Position and are depreciated over their expected useful lives on a basis consistent with similar assets included in property and equipment. Income from operating leases (net of any incentives given to the lessee) is recognized on a straight-line basis over the lease term. In addition, the Group subleased part of its head office to a third party in the year ended December 31, 2013. Refer to Note 18 Leases—Group as Lessor for more details.

(14)	Impairment of Financial Assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that financial assets, including equity securities, are impaired can include significant financial distress of issuers of financial assets or debtors, default or delinquency by a debtor, restructuring of an amount due to the Group on terms that the Group would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, the disappearance of an active market for a security, or the existence of observable data that shows the negative effect on expected future cash flows of the group of financial assets after the initial recognition can be reliably estimated, though the decrease in expected future cash flows of individual financial assets cannot be reliably estimated.

In addition, for an investment in an equity security classified as an available-for-sale financial asset, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If financial assets have objective evidence that they are impaired, impairment losses should be measured and recognized.

(a)	Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. If it is not practicable to obtain the instrument’s estimated future cash flows, impairment losses are measured by using prices from any observable current market transactions. The Group can recognize impairment losses directly or establish a provision to cover impairment losses. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed by adjusting an allowance account. Financial assets are directly written off when there is no realistic prospect of future recovery.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(14)	Impairment of Financial Assets (continued)

(b)	Available-for-sale financial assets

While other evidence and indicators are taken into consideration, generally, when the fair value of an available-for-sale financial asset is below the acquisition cost consistently for a period of six months or more, or, if the fair value of the available-for-sale financial assets is 20% below its acquisition cost, impairment losses are assessed for such financial asset. When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed, with the amount of the reversal recognized in profit or loss.

(15)	Impairment of Non-financial Assets

The Group’s non-financial assets, which include tangible assets and intangible assets with definite useful lives and indefinite useful lives, but exclude deferred tax assets and non-current assets held for sale, are reviewed for impairment at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. In addition, annual impairment tests are performed for intangible assets with indefinite useful lives, which primarily consist of goodwill.

If it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of the cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use or its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the CGU for which estimated future cash flows have not been adjusted to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Goodwill

The Group’s intangible assets with indefinite lives primarily consist of goodwill. Goodwill acquired in a business combination is, from the acquisition date, allocated to each CGU that is expected to benefit from the synergies arising from the combination, irrespective of whether other assets or liabilities of the acquiree

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(15)	Impairment of Non-financial Assets (continued)

are assigned to those units. A CGU to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the CGU is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Impairment losses are recognized in profit or loss, and impairment losses recognized for goodwill are not reversed in subsequent periods. On disposal of the relevant CGU, the attributable amount of goodwill is included in the determination of the profit or loss on disposal. The Group’s goodwill is allocated to two CGUs, LINE business and portal segment and data management services segment, for the purpose of impairment testing. Annual goodwill impairment tests are performed at October 1 of each fiscal year.

(16)	Employee Compensation

(a)	Short-term employee compensation

Short-term employee compensations are employee compensations that are expected to be settled wholly before 12 months after the end of the period in which the employees render the related service. The undiscounted short-term employee compensations are accounted for on an accrual basis over the period in which employees have provided the services.

(b)	Defined benefit plans

The Group has defined benefit plans (unfunded) for employees of LINE Plus and LINE Play, which are both located in Korea. A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s net obligation represents the estimated amount of future benefits that employees have earned in return for their services in the current and prior periods. The calculation is performed annually by an independent actuary using the projected unit credit method. The calculation is reviewed and approved by the management of the Group.

Current service cost is the increase in the present value of the defined benefit obligation resulting from employee service in the current period. Past service cost, which is the change in the present value of the defined benefits obligation for employee services in prior periods, resulting in the current period from the introduction of, or change to post-employment benefits, is recognized in full in profit or loss in the period in which the plan amendment occurs.

Remeasurement of the defined benefit obligations is comprised of experience adjustment and actuarial gains and losses. Experience adjustments are the effects of differences between the previous actuarial assumptions and what has actually occurred. Actuarial gains and losses are changes in the present value of the defined benefit obligation resulting from experience adjustments and the effects of changes in actuarial assumptions. The Group recognizes all actuarial gains and losses arising from actuarial assumption changes and experience adjustments in other comprehensive income when incurred.

The discount rate is the yield at the reporting date on high-quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(16)	Employee Compensation (continued)

Net interest on the defined benefit obligation is the change during the period in the defined benefit obligation that arises from the passage of time. It is determined by multiplying the defined benefit obligation by the discount rate as noted above. Interest on defined benefit obligation is recognized in profit or loss.

(17)	Share-based Payments

The Group has granted share options to directors of the Company and its employees. The fair values of the stock options are measured at the grant dates. Compensation expenses related to stock options are recognized over the vesting period of two years. Refer to Note 4 Significant Accounting Judgments, Estimates and Assumptions and Note 27 Share-based Payments for more details on the valuation methodology of stock options and the assumptions used in such valuation.

(18)	Marketing Expenses

The Group incurs marketing expenses to increase brand awareness and to promote launch of new services. The Group’s marketing expenses are primarily related to advertising on mass media, namely television advertising and advertising on mobile applications, and expenses incurred for brand promotional events. Marketing personnel compensation expenses are not included in marketing expenses, and are recorded as part of the employee compensation expenses. Expenditures related to marketing activities are recognized as expenses when incurred.

(19)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

There are uncertainties about the amount and timing of the cash outflows related to provisions. The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

The Group’s provisions mainly comprise provision for restoration obligations for leased property, and the provision for the licensing expense payable to the third-party partners upon redemption of free promotional virtual credits for virtual items by customers in the future.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision may only apply to expenditures for which the provision was originally recognized.

(20)	Revenue

The Group mainly operates a cross-platform messenger application, LINE, and provides communication and content sales and advertising services. Communication and content sales are primarily made to end users in the form of communication products such as LINE Stickers, and content such as LINE Games. Advertising

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(20)	Revenue (continued)

services are provided on the LINE platform through advertising products such as LINE Official Accounts and Sponsored Stickers, as well as the Group’s web portals, livedoor and NAVER Matome. Refer to Note 5 Segment Information for more details on product lines and services provided.

The Group recognizes revenues associated with the transactions by reference to the stage of completion of the transactions at the end of the reporting period. Determination of the stage of completion for the different revenue streams is described below. Revenue is measured at the fair value of the consideration of services provided in the ordinary course of business, less applicable sales and other taxes, where appropriate.

Virtual credits

Virtual credits may be purchased with credit cards or cash. Depending on the type of services, end users may make payments using cash, credit cards or the Group’s virtual credits. Most of the end-user purchases are processed through payment processing service providers such as Apple App Store and Google Play. A processing fee is charged by the payment processing service providers for each transaction processed. Upon the initial sales of the Group’s virtual credits, the Group records proceeds received as advances received, which is included in the other liabilities on the Consolidated Statements of Financial Position. As prescribed in the terms and conditions between the Group and end users, the Group’s virtual credits are not refundable. However, in the event that the Group discontinues its operations, the Japanese Payment Services Act may require the Group to refund the advances received to the end users. Refer to below for discussion on revenue recognition upon redemption of virtual credits.

(a)	LINE business and portal

(i)	Communication—LINE Stickers

LINE Stickers are emoticons that end users may purchase and use in instant messaging. Payments may be made with either virtual credits or credit cards. The Group acts as a principal in providing LINE Stickers to end users. Based on historical usage patterns tracked by the Group, the Group determined that a material portion of total expected usage of LINE Stickers by end users occurred over 30 days from purchase, with actual usage concentrated during the earlier part of this period. Accordingly, the Group recognizes LINE Stickers revenues over an estimated usage period of 30 days and on an accelerated basis within such period. When virtual credits are redeemed for the purchase of Stickers, virtual credit balances of the end users are reduced by the price of the purchase, and the virtual credits redeemed are recognized as revenues over the revenue recognition period for LINE Stickers.

(ii)	Content and Others—LINE Games and Applications

–	Games developed by third-party game developers

All games developed by third-party game developers are free to download from the LINE platform. End users may purchase in-game virtual items with cash or credit cards within the games. Third-party game developers are required to notify end users two months prior to terminating the game. Once the announcement is made, in-game virtual items are no longer available for purchase, but the game is still available to end users for the remaining two month period.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(20)	Revenue (continued)

The Group enters into revenue sharing arrangements with the third-party game developers, whereby the terms of such arrangements provide that when end users purchase in-game virtual items sold by the game developer via the LINE platform, the Company receives a fixed percentage of the net proceeds received from payment processing service providers.

With respect to the sale of in-game virtual items to end users, the Group has determined that the third-party game developer is the primary obligor for the game-related services, as the third-party game developers have the primary responsibility for developing, maintaining and updating the online games. In addition, third-party game developers create the in-game virtual items which end users may purchase and use in the mobile games.

The Group views the third-party game developers to be its customers, and the Company’s primary responsibilities are to channel users to the online games and to provide payment processing and server hosting services to the third-party games developers.

Accordingly, the Group records revenue from the sale of in-game virtual items developed by third-party game developers net of 1) the processing fee paid to the payment processing service providers, and 2) the portion of the proceeds remitted to the third-party game developers pursuant to the revenue sharing arrangement.

The related revenue is recognized upon sale of virtual items to end-users, except for the portion of revenue attributable to the server hosting services and payment processing to be provided over the two, and three months subsequent to the announcement of game termination, respectively. The Company estimated the fair value of payment processing services and server hosting services based on cost plus margin, taking into consideration historical cost and industry profit margin range. The Company allocates the residual amount, which is the net proceeds received less revenue allocated to payment processing services and server hosting services, to services for channeling users to the mobile games.

–	Internally developed social games

The Group also provides games and applications (“apps”) developed internally for end users, and considers itself the principal in providing the games or apps to end users. The Group’s primary responsibility is to develop, maintain and provide the games and apps, and in-game/in-app virtual items to end users. All games and apps are free to download; however, in-game/in-app virtual items developed by the Group may be purchased with cash, credit cards or the Group’s virtual credits within the games/apps. The Group offers both consumable and durable virtual items in its internally developed games and apps. Common characteristics of consumable virtual items include virtual items that are consumed by end users’ specific actions and do not provide end users with any continuing benefits. A durable virtual item represents an item that is accessible to end users over the life of the game or app or provides the end user with continuing benefits. Consumable virtual items offered by the Group are generally consumed upon purchase by end users. Accordingly, the Group recognizes revenues attributable to consumable virtual items upon sale. Revenues attributable to the sale of durable virtual items are recognized over their estimated usage periods, which range from several days to several weeks, depending on the game or application, the nature of the virtual item and the behavior of end users with respect to such item.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(20)	Revenue (continued)

When virtual credits are redeemed for the purchase of in-game/in-app virtual items, virtual credit balances of the end users are reduced by the price of the purchase, and the related advances received are reclassified to revenues over the applicable revenue recognition periods, as described in the preceding paragraph. The total amount of revenues recognized is equivalent to the amount of total consideration paid by the end users. Processing fees paid to payment processing service providers in connection with such sales of virtual items are concurrently recognized as “payment processing and licensing expenses” on the Company’s Consolidated Statements of Profit or Loss.

(iii)	LINE advertising—Official Accounts, Sponsored Stickers and Free LINE Coins service

LINE Official Accounts enable businesses and celebrities to send messages directly to LINE users who have added them as friends. The Group recognizes Official Accounts subscription revenues ratably over the advertising contract periods. In addition, advertisers with Official Accounts may offer Sponsored Stickers to LINE users, who may download them for free. The Group determined that the user usage pattern of Sponsored Stickers mirrored that of LINE stickers, which have an estimated usage period of 30 days, as they serve a similar purpose and function to end users. Accordingly, the Group recognizes Sponsored Stickers revenues on the 28th day from the commencement of the term of the underlying advertising contract for Sponsored Stickers as an approximation of the total revenue that would have been recognized otherwise under a 30-day usage period model.

Free LINE Coins service is a pay-per-action advertising service the Group offers. Advertisers pay the Group a predetermined fixed fee per specific action taken by end users, such as successful downloading of an application or viewing of a commercial. In exchange, the Company publishes the applications or commercials produced by advertisers on the LINE messaging platform, and issues LINE Coins to end users without charge (such LINE Coins, “free LINE Coins”). The Group recognizes revenue from Free LINE Coins service in the period in which an end user takes the action the advertiser contracted for, except for the portion of revenue attributable to the free LINE Coins issued by the Company. The portion of the revenue attributable to free LINE Coins is measured at the average selling price of LINE Coins. Revenue related to unused free LINE Coins at the end of the accounting period is deferred, while revenue related to redeemed free LINE Coins is recognized in accordance with the revenue recognition policy for the virtual item purchased.

(iv)	Portal advertising

The Group provides advertising services through its web portals, livedoor and NAVER Matome. The Group recognizes web portal advertising revenues ratably over the advertising contract periods.

(b)	Data management services

The Group provides data management services and recognizes the revenues over the life of the service contract periods. The data management business was disposed on September 30, 2014. As a result, the data management services segment was retrospectively classified as part of the discontinued operations on the Consolidated Statements of Profit or Loss for the years ended December 31, 2012 and 2013. Refer to Note 3 (1) Significant Accounting Policies for further details.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(21)	Finance Income and Finance Costs

Finance income mainly comprises interest income from time deposits and held-to-maturity investments. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense on borrowings and unwinding of the discount on provisions. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

(22)	Other Non-operating Income and Expenses

Other non-operating income comprises dividend income, gains on the disposal of available-for-sale financial assets, and changes in the fair value of financial assets at fair value through profit or loss. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Other non-operating expenses comprise changes in the fair value of financial assets at fair value through profit or loss, and impairment losses recognized on financial assets.

(23)	Income Taxes

Income tax expenses comprise current and deferred tax. Current tax and deferred tax are recognized in profit or loss, except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income.

(a)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(b)	Deferred tax

Deferred tax is recognized using the asset-liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, and associates, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(23)	Income Taxes (continued)

temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow, in a manner that the Group expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and the Group intends to settle current tax liabilities and assets on a net basis.

(24)	Earnings per Share

The Group presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to the common shareholder of the Company by the weighted average number of common shares outstanding during the year, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to the common shareholder and the weighted average number of common shares outstanding, adjusted for own shares held, for the effects of all dilutive potential common shares, such as share options granted to directors and employees of the Company. Potential common shares are antidilutive when their conversion to common shares would increase earnings per share or decrease loss per share from continuing operations. The calculation of diluted earnings per share does not assume conversion, exercise, or other issue of potential common shares that would have an antidilutive effect on earnings per share.

(25)	Operating Segments

The Group identifies segments based on the internal report reviewed by the Group’s Chief Operating Decision Maker to make decisions about resources to be allocated to segments and assess performance. For the years ended December 31, 2012 and 2013, the Group identified two reportable segments, LINE business and portal segment and data management services segment, which are the Group’s business units. The business units are classified and managed as such because they provide different services and they require different technology and marketing strategies.

On September 30, 2014, the Company disposed of its data management services segment. As a result, the data management services segment was retrospectively classified as part of the discontinued operations on the Consolidated Statements of Profit or Loss for the years ended December 31, 2012 and 2013. Refer to Note 3 (1) Significant Accounting Policies for further details.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(26)	Discontinued Operations and Non-current Assets Held for Sale

Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (1) represents a separate major line of business or geographical area of operations and (2) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations or (3) is a subsidiary acquired exclusively with a view to resale.

The Group determined to dispose its Hangame business and related subsidiaries, and its online matchmaking services business in the year ended December 31, 2013. Subsequently, the Group also determined to dispose its data management business in September 2014. In the Consolidated Statements of Profit or Loss, income from the discontinued operations is reported separately from loss from continuing operations; prior periods are presented on a comparable basis. The cash flows from discontinued operations are presented in Note 23 Discontinued Operations and Non-current Assets Held for Sale. The disclosures in the notes to the consolidated financial statements outside Note 23 Discontinued Operations and Non-current Assets Held for Sale that refer to the Consolidated Statements of Profit or Loss and the Consolidated Statements of Cash Flows relate to continuing operations.

In the event that certain non-current assets and disposal groups whose carrying values will be recovered principally through a sale rather than through continuing use, such non-current assets and disposal groups are classified as held for sale. Non-current assets or disposal groups classified as held for sale or held for disposal are measured at the lower of their carrying amount or fair value less costs to sell, unless these items presented in the disposal group are not part of the measurement scope as defined in IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.

(27)	Standards Issued but not yet Effective

The standards and interpretations that are issued but not yet effective as of December 31, 2013 are disclosed below. The Group intends to adopt these standards, if applicable, when they become effective.

–	IFRS 9 Financial Instruments

The IASB issued the final version of IFRS 9 Financial Instruments which sets out the requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 is the new standard for the financial reporting of financial instruments that is principles-based and brings together the classification and measurement, impairment and hedge accounting phases of the IASB’s project. IFRS 9 is built on a single classification and measurement approach for financial assets that reflects the business model in which they are managed and their cash flow characteristics including new impairment requirements that are based on a more forward-looking expected credit loss model that will result in more timely recognition of loan losses and is a single model that is applicable to all financial instruments subject to impairment accounting. In addition, IFRS 9 addresses the so-called ‘own credit’ issue, whereby banks and others book gains through profit or loss as a result of the value of their own debt falling due to a decrease in credit worthiness when they have elected to measure that debt at fair value. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, and early application is permitted. The Group has determined not to early adopt IFRS 9 and is currently assessing the impacts of IFRS 9’s adoption.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(27)	Standards Issued but not yet Effective (continued)

–	Amendments to IFRS 10, IFRS 12 and IAS 27 Investment Entities

These amendments are effective for annual periods beginning on or after January 1, 2014 and provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss. It is not expected that this amendment would be relevant to the Group, since none of the entities in the Group would qualify to be an investment entity under IFRS 10.

–	Amendments to IAS 32 Offsetting Financial Assets and Financial Liabilities

These amendments clarify the meaning of “currently has a legally enforceable right to set off” and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting. These are effective for annual periods beginning on or after January 1, 2014. The Group does not expect that amendments to IAS 32 will have material financial impact in future consolidated financial statements.

–	IFRIC Interpretation 21 Levies

IFRIC Interpretation 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability should be anticipated before the specified minimum threshold is reached. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. The Group does not expect that IFRIC 21 will have material financial impact in future consolidated financial statements.

–	Amendments to IAS 39 Novation of Derivatives and Continuation of Hedge Accountings

These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. These amendments are effective for annual periods beginning on or after January 1, 2014. The Group does not expect the amendments to IAS 39 will have material financial impact in future consolidated financial statements.

–	Amendments to IAS 36 Recoverable Amount Disclosures for Non-Financial Assets

The IASB issued amendments to IAS 36 Impairment of Assets to address the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal. When the IASB issued IFRS 13 Fair Value Measurement, it made consequential amendments to the disclosure requirement of IAS 36 about the recoverable amount of impaired assets. The newly issued amendments clarify that the scope of those disclosures is limited, as is originally intended by the IASB, to the recoverable amount of impaired assets that is based on fair value less costs of disposals.

The amendments also require additional information about the fair value measurement when the recoverable amount of impaired assets is based on fair value less costs of disposal. The amendments are effective for annual periods beginning on or after January 1, 2014. The Group does not expect the amendments to IAS 36 will have material financial impact in future consolidated financial statements.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(27)	Standards Issued but not yet Effective (continued)

–	Amendments to IAS 19 Employee Benefits

The IASB issued amendments to IAS 19 Employee Benefits to simplify the accounting for contributions that are independent of the number of years of employee service. The amendments allow an entity to recognize contributions that are independent of number of years of employee service as a reduction in the service cost in the period in which the related service is rendered, instead of attributing the contributions to the periods of service. The amendments are effective for annual periods beginning on or after July 1, 2014 and should be applied retrospectively. The Group does not expect the amendments to IAS 19 will have material financial impact in future consolidated financial statements.

–	Clarification of Acceptable Methods of Depreciation and Amortization (Amendments to IAS 16 Property, Plant and Equipment, and IAS 38 Intangible Assets)

The IASB issued amendments to IAS 16 Property, Plant and Equipment, and IAS 38 Intangible Assets to clarify that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate. The IASB also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption, however, can be rebutted in certain limited circumstances. The amendments are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted. The Group does not expect the amendments to IAS 16 and IAS 38 will have material financial impact in future consolidated financial statements.

–	IFRS 15 Revenue from Contracts with Customers

The IASB and US Financial Accounting Standards Board (“FASB”) jointly issued IFRS 15 Revenue from Contracts with Customers for recognizing revenue under both IFRS and US Generally Accepted Accounting Principles (“US GAAP”). IFRS 15 establishes a five-step model that will apply to revenue earned from a contract with a customer, regardless of the type of revenue transaction or industry, with limited exceptions. In addition to the five-step model, the standard specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. If provided those costs are expected to be recovered, they can be capitalized and subsequently amortized and tested for impairment. IFRS 15 also applies to the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of an entity’s ordinary activities, such as sales of property, plant and equipment or intangibles. IFRS 15 is effective for annual periods beginning on or after January 1, 2017. Early adoption is permitted under IFRS. Entities may take either a full retrospective approach or a modified retrospective approach. The modified approach will allow the standard to be applied to existing contracts beginning with the current period but requires the cumulative effect of applying IFRS 15 to contracts that commenced prior to the current period to be recognized in the year of initial application as a catch-up adjustment. No restatement of the comparative periods will be required under this approach, as long as comparative disclosures about the current period’s revenues under existing IFRS are included. The Group has determined not to early adopt IFRS 15 and is currently assessing the impacts of IFRS 15’s adoption.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

4.	Significant Accounting Judgments, Estimates and Assumptions

The preparation of the Group’s consolidated financial statements requires the management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. These estimates and assumptions are based on the best judgment of the management in light of historical experience and various factors deemed to be reasonable as of the fiscal year end date. Given their nature, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

The estimates and assumptions are continuously reviewed by the management. The effects of a change in estimates and assumptions are recognized in the period of the change or in the period of the change and future periods. Among estimates and assumptions made by the management, the following are ones that may have a material effect on the amounts recognized in the consolidated financial statements of the Group:

(a)	Impairment

–	Non-financial assets

Non-current assets other than goodwill

Non-current assets other than goodwill, such as property and equipment, and intangible assets with definite useful lives, are assessed for indications of impairment at the end of the reporting period. The Group evaluates both internal and external sources of information to assess whether impairment indicators exist. Some of the impairment indicators are evidence of obsolescence or significant adverse changes in the technological, market, economic or legal environment of the market in which the Group operates, or the asset is dedicated. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Likewise, the determination of the assets’ recoverable amounts involves the use of estimates by the management that can have a material impact on the respective values and ultimately the amount of any impairment.

Goodwill

The goodwill impairment test requires the Group to exercise judgment and assess whether the carrying value of the CGU to which goodwill has been allocated can be supported by the recoverable amount of such CGU to which goodwill has been allocated.

The recoverable amount of a CGU is determined based on a value in use calculation which involves the use of estimates. The main assumptions used in the value in use calculation include the discount rate, terminal growth rate and expected future cash flow projections for a period of up to five years from financial budgets approved by the management. Cash flow projections beyond the planning period are extrapolated using terminal growth rates. Cash flow projections take into account past experience and represent management’s best estimates. These assumptions can be subject to significant adjustments from such factors as user trend, spending on marketing, IT spending of corporations, and competition from competitors. The key assumptions used to determine the recoverable amounts of the different CGU to which goodwill has been allocated are disclosed and further explained in Note 11 Impairment.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

4.	Significant Accounting Judgments, Estimates and Assumptions (continued)

(a)	Impairment (continued)

–	Financial assets measured at amortized cost

Regarding the financial assets measured at amortized cost, the Group assesses whether there is any objective evidence that financial assets are impaired on a quarterly basis. If there is any objective evidence, the Group recognizes the difference between carrying value of the asset and the present value of estimated future cash flows as an impairment loss. When the Group estimates the future cash flows, the management considers the probability of default, time of recovery and past trend of losses, and decides whether the actual loss, which reflects current economic and credit conditions, is more or less than past trends. The Group considers these estimates to be significant because any adjustments may significantly affect the amount of an impairment loss for the financial assets measured at amortized cost.

(b)	Recoverability of deferred tax assets

Regarding temporary differences, which are differences between carrying value of an asset or liability in the Consolidated Statements of Financial Position and its tax base, the Group recognizes deferred tax assets and deferred tax liabilities. The deferred tax assets and deferred tax liabilities are calculated using the tax rates based on tax laws that have been enacted or substantively enacted by the end of the reporting period and the tax rates that are expected to apply to the period when the deferred tax asset is realized or the deferred tax liability is settled. Deferred tax assets are recognized for all deductible temporary differences, unused tax losses carryforward and unused tax credits carryforward to the extent that it is probable that taxable income will be available. The estimation of future taxable income is calculated based on business plans approved by management of the Group, and it is based on management’s subjective judgments and assumptions. The Group considers these estimates to be significant because any adjustments in the assumed conditions and amendments of tax laws in the future may significantly affect the amounts of deferred tax assets and deferred tax liabilities.

(c)	Methods of determining fair value for financial instruments measured at fair value

Financial assets and financial liabilities held by the Group are measured at the following fair values:

–	quoted prices in active markets for identical assets or liabilities;

–	fair value calculated using observable inputs other than quoted prices for the assets or liabilities, either directly or indirectly; and

–	fair value calculated using valuation techniques incorporating unobservable inputs.

In particular, the fair value estimates using valuation techniques that incorporate unobservable inputs are based on the judgment and assumptions of Group management, such as experience assumptions, and the use of specific numerical calculation models, such as discounted cash flow models.

(d)	Provisions

The Group recognizes asset retirement obligations related to assets leased under operating leases in the Consolidated Statements of Financial Position. These provisions are recognized based on the best estimates of the expenses expected to incur for the restoration of the operating lease properties to the state as

LINE Corporation

Notes to Consolidated Financial Statements (continued)

4.	Significant Accounting Judgments, Estimates and Assumptions (continued)

(d)	Provisions (continued)

specified in the rental agreements upon termination of the operating leases. The estimation takes risks and uncertainty related to the obligations into account as of the fiscal year end date.

The Group records a provision for the licensing expense payable to the third-party platform partners upon redemption of promotional virtual credits for virtual items by end users in the future. For promotional and marketing purposes, virtual credits are given to end users free of charge.

(e)	Defined benefit plans

The cost of the defined benefit plan and the present value of the obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions, including the determination of the discount rate and future salary increases.

The Group determines the discount rate based on market returns of high-quality corporate bonds consistent with currencies and estimated payment terms applicable to the defined benefit obligations as of the reporting date in order to calculate present value of the defined benefit obligations. Estimated future salary increases are based on historical salary increases and expected future inflation rates.

Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

Further details about the Group’s defined benefit obligations are presented in Note 16 Employment Benefits.

(f)	Share-based payments

Share-based payment expenses related to stock options granted to directors and employees are estimated based on the option’s fair value determined under the Black-Scholes-Merton (“Black-Scholes”) option pricing model. The Black-Scholes model requires various highly judgmental assumptions, including expected volatility, expected life of stock options and fair value of share capital at the time of option grants, which will be discussed further below.

Expected volatility is estimated based on the historical volatility of reference companies which are comparable publicly traded companies. The expected life of stock options is estimated based on the expectation of future stock price movements and expected exercise patterns of the option holders.

(g)	Valuation of share capital

In the absence of a public trading market, the Group exercised significant judgment in determining fair value of share capital at the time of option grants. Valuation is based on all relevant facts and circumstances known at the time of valuation, including but not limited to factors such as historical financial results and projections of the Group’s future operating and financial performance; market performance of comparable publicly traded companies; overall economic and industry outlook; and third-party valuations of the Group’s share capital as of the date of stock option grants.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

4.	Significant Accounting Judgments, Estimates and Assumptions (continued)

(h)	Revenues

For revenues attributable to the sales of in-game virtual items developed by the Group, revenues are recognized over the estimated periods, over which virtual items are expected to be used by users, taking into consideration historical data on purchase patterns and user behavior.

For revenues attributable to the sales of LINE Stickers, revenues are recognized over the estimated periods over which LINE Stickers are expected to be used by users, taking into consideration historical data on LINE Stickers usage and user behavior.

5.	Segment Information

The operating segment of the Group is a component for which discrete financial information is available and whose operating results are regularly reviewed by the Group’s chief operating decision maker to make decisions about resource allocation and assess performance. No operating segments have been aggregated to form the reportable segments.

For the years ended December 31, 2012 and 2013, the Group identified two reportable segments, LINE business and portal segment and data management services segment, which were the Group’s business units. On September 30, 2014, the Company disposed of its data management services segment. As a result, the data management services segment was retrospectively classified as part of the discontinued operations on the Consolidated Statements of Profit or Loss for the years ended December 31, 2012 and 2013. Refer to Note 3(1) Significant Accounting Policies for further details.

Segment information is presented for continuing operations.

(1)	Description of Reportable Segment

The Group has a single reportable segment:

LINE business and portal segment	–

The Group mainly operates a cross-platform messenger application, LINE, and provides communication and content and advertising services. Communication and content are primarily provided to end users via various communication and content. Communication mainly includes LINE Stickers. Content includes LINE Games. Advertising services are provided via LINE advertising and web portals livedoor and NAVER Matome. LINE advertising includes LINE Official Accounts and Sponsored Stickers.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

5.	Segment Information (continued)

(2)	Revenues from Major Services

The Group’s revenues from continuing operations from its major services for the years ended December 31, 2012 and 2013 are as follows:

	(In thousands of yen)

	2012	2013
LINE business and portal segment
Communication and content
Communication(1)	2,063,355	10,102,686
Content(2)	600,209	18,157,259
Others	35,252	668,639

Sub-total	2,698,816	28,928,584

Advertising
LINE advertising(3)	444,696	5,381,985
Portal advertising(4)	3,529,706	6,044,549

Sub-total	3,974,402	11,426,534

Total	6,673,218	40,355,118

(1)	Revenues from communication were mainly attributable to sales of LINE Stickers.

(2)	Revenues from content primarily consisted of sales of LINE Games virtual items.

(3)	Revenues from LINE advertising primarily consisted of fees from LINE Official Accounts and sales of Sponsored Stickers.

(4)	Revenues from portal advertising were mainly attributable to advertising revenue from web portals, livedoor and NAVER Matome.

(3)	Geographic Information

Revenues from external customers

Revenues from external customers classified by country or region by geographical proximity were based on the locations of customers. Revenues attributable to communication and content have been classified based on the geographical location of the end users. Revenues attributable to portal advertising have been classified based on the geographical locations where the services were provided.

Geographic information for the year ended December 31, 2012 is not presented as sales reported in the Consolidated Statements of Profit or Loss generated outside of Japan were not significant.

(In thousands of yen)

2013
Japan (country of domicile)	35,001,198
Overseas	5,353,920

Total	40,355,118

LINE Corporation

Notes to Consolidated Financial Statements (continued)

5.	Segment Information (continued)

(3)	Geographic Information (continued)

Non-current operating assets

Non-current operating assets consist of property and equipment and intangible assets.

Geographic information as of December 31, 2012 and 2013 is not presented since the majority of the net non-current operating assets reported in the Consolidated Statements of Financial Position were located in Japan, which is the Company’s country of domicile.

(4)	Major Customers

One customer, for which the Group provided portal advertising, accounted for more than 10% of the Group’s total revenues for the year ended December 31, 2012. Revenues attributable to such customer was 1,004,827 thousand yen.

No single customer accounted for 10 percent or more of the Company’s total revenues for the year ended December 31, 2013.

6.	Cash and Cash Equivalents

The breakdown of cash and cash equivalents as of January 1, 2012 and December 31, 2012 and 2013, respectively, is as follows:

	(In thousands of yen)

	January 1, 2012	December 31, 2012	December 31, 2013
Cash on hand	2,069	1,324	496
Demand deposits	3,785,790	5,651,338	13,361,588
Short-term investments with maturities of three months or less(1)	–	1,499,884	–

Total cash and cash equivalents	3,787,859	7,152,546	13,362,084

(1)	Refer to Note 25 Financial Risk Management for details.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

7.	Trade and Other Receivables

Trade and other receivables as of January 1, 2012 and December 31, 2012 and 2013 are as follows:

	(In thousands of yen)

	January 1, 2012	December 31, 2012	December 31, 2013
Trade and other receivables, current	4,710,045	8,033,866	11,870,969
Allowance for doubtful accounts, general	(29,170)	(26,577)	(55,891)
Trade receivables, non-current(1)	166,277	213,112	24,078
Allowance for doubtful accounts, specific	(166,277)	(213,112)	(24,078)

Total trade and other receivables	4,680,875	8,007,289	11,815,078

(1)

The non-current trade receivables were tested for impairment on an individual basis as of the reporting dates based on how long such trade receivables were past due. As a result, full specific reserves were recorded.

For movement in the allowance of doubtful accounts for trade and other receivables, refer to Note 25 Financial Risk Management.

8.	Property and Equipment

(1)	Changes in property and equipment for the year ended December 31, 2012 are as follows:

				(In thousands of yen)

	Furniture and fixtures	Equipment	Land	Construction- in-progress	Others	Total
Acquisition cost
Balance at January 1, 2012	1,080,887	4,405,013	–	–	9,661	5,495,561
Acquisitions	1,625,063	2,773,592	2,475,682	28,423	–	6,902,760
Disposals	(779,809)	(327,573)	–	–	–	(1,107,382)
Acquisitions through business combinations	11,225	64,837	–	–	–	76,062
Exchange differences	8,447	23,588	–	2,344	1,380	35,759
Others	903	–	–	–	–	903

Balance at December 31, 2012	1,946,716	6,939,457	2,475,682	30,767	11,041	11,403,663

Accumulated depreciation and impairment
Balance at January 1, 2012	571,389	2,636,659	–	–	4,179	3,212,227
Disposals	(773,850)	(319,813)	–	–	–	(1,093,663)
Depreciation(1)	528,965	1,234,028	–	–	2,889	1,765,882
Exchange differences	3,929	9,680	–	–	916	14,525
Others	791	–	–	–	–	791

Balance at December 31, 2012	331,224	3,560,554	–	–	7,984	3,899,762

Carrying amounts
Balance at January 1, 2012	509,498	1,768,354	–	–	5,482	2,283,334

Balance at December 31, 2012	1,615,492	3,378,903	2,475,682	30,767	3,057	7,503,901

(1)	This balance includes depreciation expenses of 975,844 thousand yen attributable to discontinued operations for the year ended December 31, 2012.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

8.	Property and Equipment (continued)

(2)	Changes in property and equipment for the year ended December 31, 2013 are as follows:

				(In thousands of yen)

	Furniture and fixtures	Equipment	Land	Construction- in-progress	Others	Total
Acquisition cost
Balance at January 1, 2013	1,946,716	6,939,457	2,475,682	30,767	11,041	11,403,663
Acquisitions	368,611	2,705,406	96,169	10,055	–	3,180,241
Disposals	(7,950)	(1,365,961)	–	–	–	(1,373,911)
Acquisitions through business combinations	11,511	8,886	–	–	10,935	31,332
Exchange differences	6,081	49,388	–	–	1,728	57,197
Business divestiture	(209,043)	(160,468)	–	–	(6,229)	(375,740)
Non-current assets classified as held for sale(1)	–	(185,483)	–	–	–	(185,483)
Others	–	–	–	(30,546)	–	(30,546)

Balance at December 31, 2013	2,115,926	7,991,225	2,571,851	10,276	17,475	12,706,753

Accumulated depreciation and impairment
Balance at January 1, 2013	331,224	3,560,554	–	–	7,984	3,899,762
Disposals	(6,995)	(1,035,534)	–	–	–	(1,042,529)
Depreciation(2)	379,207	1,642,956	–	–	1,956	2,024,119
Acquisitions through business combinations	–	–	–	–	–	–
Exchange differences	2,722	8,707	–	–	644	12,073
Impairment(1)	–	49,890	–	–	–	49,890
Business divestiture	(129,260)	(97,571)	–	–	(6,229)	(233,060)
Non-current assets classified as held for sale(1)	–	(114,096)	–	–	–	(114,096)
Others	–	–	–	–	–	–

Balance at December 31, 2013	576,898	4,014,906	–	–	4,355	4,596,159

Carrying amounts
Balance at January 1, 2013	1,615,492	3,378,903	2,475,682	30,767	3,057	7,503,901

Balance at December 31, 2013	1,539,028	3,976,319	2,571,851	10,276	13,120	8,110,594

(1)

On August 21, 2014, LINE Plus acquired 95% of the voting shares of LINE Vietnam from NAVER. Due to a change in the business in 2013, LINE Vietnam identified an impairment indicator for certain non-current assets, mainly consisting of servers and networking equipment whose carrying amounts exceeded their recoverable amounts. As a result, prior to reclassifying such non-current assets as held for sale, 49,890 thousand yen impairment losses were recognized at fair value less costs of disposal, which was higher than their value in use. As the acquisition of LINE Vietnam was accounted for as a business combination under common control using the pooling method, the non-current assets were retrospectively classified as held for sale in the Group’s financial statements, and the related impairment losses were retrospectively restated in the Group’s Consolidated Statement of Profit or Loss as other operating expenses. As of December 31, 2013, the fair value less costs of disposal of the property and equipment was determined based on the respective

LINE Corporation

Notes to Consolidated Financial Statements (continued)

8.	Property and Equipment (continued)

(2)	Changes in property and equipment for the year ended December 31, 2013 are as follows (continued):

agreed-upon selling prices, at which such assets were subsequently sold in the first quarter of 2014. Refer to Note 3 (1) Significant Accounting Policies and Note 23 Discontinued Operations and Non-current Assets Held for Sale for further details.

(2)	This balance includes depreciation expenses of 738,979 thousand yen attributable to discontinued operations for the year ended December 31, 2013.

(3)	Contractual commitments for the acquisition of property and equipment:

		(In thousands of yen)

January 1, 2012	December 31, 2012	December 31, 2013
186,765	129,989	222,247

The carrying amounts of property and equipment held under finance leases contracts were 29,004 thousand yen and 2,717 thousand yen as of December 31, 2012 and 2013, respectively. Additions during the year include 3,468 thousand yen in 2012 and nil in 2013 of property and equipment under finance leases and installment payment contracts. The leased assets and assets under installment payment contracts are pledged as collateral for the related finance lease and installment payment liabilities.

Land with carrying amount of 2,475,682 thousand yen and 2,571,851 thousand yen as of December 31, 2012 and 2013, respectively, was subject to a first charge to secure one of the Group’s bank loans. Construction-in-progress was related to capital expenditures for a building currently under construction.

9.	Capitalized Borrowing Costs

The amount of borrowing costs capitalized during the years ended December 31, 2012 and 2013 were 7,465 thousand yen and 24,772 thousand yen, respectively. The rates used to determine the amount of borrowing costs eligible for capitalization in 2012 and 2013 were 1.53% and 0.97%, respectively, which were the effective interest rates of the general borrowings.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

10.	Goodwill and Other Intangible Assets

(1)	Changes in goodwill and other intangible assets for the year ended December 31, 2012 are as follows:

	(In thousands of yen)

Item	Goodwill	Software(1)	Others	Total
Acquisition cost
Balance at January 1, 2012	2,578,023	664,778	575,980	3,818,781
Additions—internal development	–	34,549	–	34,549
External acquisition	17,714	419,353	–	437,067
Disposals	–	(53,876)	–	(53,876)
Acquisition of a subsidiary under common control	40,337	–	717	41,054
Exchange differences	–	6,498	60	6,558

Balance at December 31, 2012	2,636,074	1,071,302	576,757	4,284,133

Accumulated amortization and impairment
Balance at January 1, 2012	–	379,563	204,469	584,032
Disposals	–	(26,438)	–	(26,438)
Amortization(2)	–	272,866	101,771	374,637
Exchange differences	–	4,096	2	4,098
Others	–	17	–	17

Balance at December 31, 2012	–	630,104	306,242	936,346

Carrying amounts
Balance at January 1, 2012	2,578,023	285,215	371,511	3,234,749

Balance at December 31, 2012	2,636,074	441,198	270,515	3,347,787

(1)	Software was mainly comprised of externally acquired software.

(2)	This balance includes amortization expenses of 359,530 thousand yen attributable to discontinued operations for the year ended December 31, 2012.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

10.	Goodwill and Other Intangible Assets (continued)

(2)	Changes in goodwill and other intangible assets for the year ended December 31, 2013 are as follows:

			(In thousands of yen)

Item	Goodwill	Software(1)	Others	Total
Acquisition cost
Balance at January 1, 2013	2,636,074	1,071,302	576,757	4,284,133
External acquisition	–	90,379	38,698	129,077
Acquisition of a subsidiary	117,649	10,851	5	128,505
Disposal	–	(45,944)	(299)	(46,243)
Exchange differences	–	10,203	131	10,334
Business divestiture	(30,078)	(718,554)	–	(748,632)
Business transfer	–	–	(329,432)	(329,432)
Others	–	22,128	(324)	21,804

Balance at December 31, 2013	2,723,645	440,365	285,536	3,449,546

Accumulated amortization and impairment
Balance at January 1, 2013	–	630,104	306,242	936,346
Disposals	–	(26,899)	(44)	(26,943)
Amortization(2)	–	65,059	73,367	138,426
Exchange differences	–	4,765	18	4,783
Impairment	40,337	–	–	40,337
Business divestiture	–	(378,073)	–	(378,073)
Business transfer	–	–	(205,594)	(205,594)
Others	–	22,382	(90)	22,292

Balance at December 31, 2013	40,337	317,338	173,899	531,574

Carrying amounts
Balance at January 1, 2013	2,636,074	441,198	270,515	3,347,787

Balance at December 31, 2013	2,683,308	123,027	111,637	2,917,972

(1)	Software was mainly comprised of externally acquired software. The remaining useful life of software as of December 31, 2013 was four years.

(2)	This balance includes amortization expenses of 91,350 thousand yen attributable to discontinued operations for the year ended December 31, 2013.

The carrying amounts of goodwill were 2,578,023 thousand yen, 2,636,074 thousand yen and 2,683,308 thousand yen as of January 1, 2012 and December 31, 2012 and 2013, respectively. The majority of the goodwill was recognized as a result of the acquisition of livedoor Co., Ltd. in 2010.

(3)	Research and development costs recognized as expenses in the Consolidated Statements of Profit or Loss during the years ended December 31, 2012 and 2013 are as follows:

(In thousands of yen)

2012	2013
24,497	25,920

LINE Corporation

Notes to Consolidated Financial Statements (continued)

11.	Impairment

(1)	Impairment of Tangible Assets and Intangible Assets with Definite Useful Lives

No impairment losses were recognized for tangible assets and intangible assets with definite useful lives as of January 1, 2012 and during the years ended December 31, 2012 and 2013 except for the impairment losses recognised for certain non-current assets held by LINE Vietnam. Refer to Note 8 Property and Equipment for further details.

(2)	Impairment of Goodwill

The Group’s intangible assets with indefinite lives primarily consist of goodwill. Annual impairment testing for goodwill was performed as of January 1, 2012 and as of October 1 for the years ended December 31, 2012 and 2013. Goodwill has been allocated to two CGUs for impairment testing purposes. The two CGUs were the Group’s operating segments and also the reportable segments for the years ended December 31, 2012 and 2013. In September 2014, the Company disposed of its data management services segment. As a result, the data management services segment was retrospectively classified as part of the discontinued operations on the Consolidated Statements of Profit or Loss for the years ended December 31, 2012 and 2013. No impairment losses were recognized for goodwill as of January 1, 2012 and for the year ended December 31, 2012, as a result of the annual impairment testing. No impairment losses were recognized for goodwill for the year ended December 31, 2013, except for 40,337 thousand yen impairment losses related to LINE Vietnam. The related impairment losses were retrospectively restated in the Group’s consolidated financial statements, as the acquisition of LINE Vietnam was accounted for as a business combination under common control using the pooling method. Refer to Note 3(1) Significant Accounting Policies, Note 5 Segment Information and Note 23 Discontinued Operations and Non-current Assets Held for Sale for further details.

(In thousands of yen)

As of January 1, 2012
LINE business and portal segment	Data management services segment	Total
2,276,755	301,268	2,578,023

(In thousands of yen)

For the year ended December 31, 2012
LINE business and portal segment	Data management services segment	Total
2,317,092	318,982	2,636,074

(In thousands of yen)

For the year ended December 31, 2013
LINE business and portal segment	Data management services segment	Total
2,246,677	436,631	2,683,308

LINE Corporation

Notes to Consolidated Financial Statements (continued)

11.	Impairment (continued)

(2)	Impairment of Goodwill (continued)

The recoverable amounts of the CGUs have been determined based on a value in use calculation using cash flow projections for a period of up to five years from financial budgets approved by the Group’s management. Cash flow projections take into account past experience and represent management’s best estimates. The main assumptions used in the value in use calculation include the discount rate, terminal growth rate and expected future cash inflows. These assumptions can be subject to significant adjustments due to factors such as marketing budgets, IT spending of corporations, and competition from competitors. Cash flows beyond the planning periods were extrapolated using terminal growth rates of 1.5%, 1.7% and 1.9% for the impairment test performed as of January 1, 2012 and for the years ended December 31, 2012 and 2013, respectively.

To estimate the discount rate that reflects the time value of money and the risks specific to the CGUs, the Group has assumed a risk-free rate equal to one-month average market yields on 10-year Japanese government bonds at the date of performing the annual impairment test. The Group also incorporated risk premiums, such as a company specific premium and equity premium, in the discount rate. The terminal value growth rates, which are the long-term average inflation rates in Japan, take into consideration external macroeconomic sources of data.

The significant assumptions used in the value in use calculations are as follows:

	As of January 1, 2012		2012		2013
CGU	Pre-tax discount rate	Terminal growth rate	Pre-tax discount rate	Terminal growth rate	Pre-tax discount rate	Terminal growth rate
LINE business and portal segment	15.1%	1.5%	15.8%	1.7%	17.0%	1.9%
Data management services segment	21.6%	1.5%	20.0%	1.7%	16.5%	1.9%

(3)	Sensitivity to Changes in Assumptions

In the opinion of the Group’s management, the recoverable amounts have considerably exceeded the carrying amount of the CGUs, and the outcomes of the impairment tests are not sensitive to reasonably likely changes in any of the assumptions underlying the cash flow projections used for the impairment tests or the discount rates in the periods presented for any CGUs.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

12.	Provisions

Changes in provisions for the years ended December 31, 2012 and December 31, 2013 are as follows:

(In thousands of yen)

	Promotional virtual credits reserve	Restoration obligations for operating lease properties	Total
At January 1, 2012	159,275	601,622	760,897
Arising during the year	176,194	550,042	726,236
Utilized	(159,157)	(490,656)	(649,813)
Unwinding of discount and changes in the discount rate	–	2,368	2,368
Exchange differences	–	810	810

At December 31, 2012	176,312	664,186	840,498

Arising during the year	32,279	94,639	126,918
Utilized	(14,660)	(5,900)	(20,560)
Unwinding of discount and changes in the discount rate	–	2,209	2,209
Business divestiture	(120,420)	(27,869)	(148,289)
Transfer of business	(41,232)	–	(41,232)
Business combination	–	5,900	5,900
Exchange differences	–	899	899

At December 31, 2013	32,279	734,064	766,343

Promotional virtual credits

For promotional and marketing purposes, virtual credits are given to customers free of charge. The Group records a provision for the licensing expense payable to the third-party platform partners upon redemption of free promotional virtual credits for virtual items by customers in the future.

Restoration obligations for operating lease properties

The Group records a provision for the restoration obligations for the operating lease properties, as the Group is required to restore the operating lease properties to the state as specified in the rental agreements upon termination of the operating leases. It is expected that the rental agreements will be terminated by 2017.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

13.	Income Taxes

(1)	Current and deferred taxes related to items directly charged or credited to equity for the years ended December 31, 2012 and 2013 are as follows:

	(In thousands of yen)

	2012			2013
	Pretax	Tax	Post tax	Pretax	Tax	Post tax
Remeasurement of defined benefit plans	(15,142)	–	(15,142)	24,690	–	24,690
Foreign currency translation adjustments	52,693	–	52,693	380,449	–	380,449
Net change in fair value of available-for-sale financial assets	(36,779)	–	(36,779)	109,882	(39,162)	70,720
Reclassification adjustments for net change in fair value of available-for sale financial assets	36,779	–	36,779	–	–	–

Total	37,551	–	37,551	515,021	(39,162)	475,859

(2)	Deferred Tax Assets and Deferred Tax Liabilities

Movements in deferred tax assets and deferred tax liabilities are as follows:

	(In thousands of yen)

	Beginning balance as of January 1, 2012	Amounts recorded under profit or loss	Amounts recognized under other comprehensive loss	Other	Ending balance as of December 31, 2012
Deferred tax assets:
Tax losses	–	86,739	–	–	86,739
Depreciation	12,480	89,061	–	–	101,541
Advances received	–	15,070	–	–	15,070
Restoration obligations for operating lease properties	3,811	10,171	–	–	13,982
Accrued bonuses	49,354	(14,459)	–	–	34,895
Allowance for doubtful accounts	2,375	3,980	–	–	6,355
Other accrued expenses	26,344	31,743	–	–	58,087
Accrued enterprise tax	3,412	(2,083)	–	–	1,329
Other	22,186	(19,742)	–	–	2,444

Total	119,962	200,480	–	–	320,442

Deferred tax liabilities:
Customer-related intangible assets	(141,424)	41,183	–	–	(100,241)
Other	–	(26,097)	–	–	(26,097)

Total	(141,424)	15,086	–	–	(126,338)

LINE Corporation

Notes to Consolidated Financial Statements (continued)

13.	Income Taxes (continued)

(2)	Deferred Tax Assets and Deferred Tax Liabilities (continued)

	(In thousands of yen)

	Beginning balance as of January 1, 2013	Amounts recorded under profit or loss	Amounts recognized under other comprehensive loss	Other	Ending balance as of December 31, 2013
Deferred tax assets:
Tax losses	86,739	(83,448)	–	–	3,291
Depreciation	101,541	496,279	–	(20,803)	577,017
Advances received	15,070	760,238	–	–	775,308
Restoration obligations for operating lease properties	13,982	59,132	–	–	73,114
Accrued bonuses	34,895	119,495	–	–	154,390
Allowance for doubtful accounts	6,355	14,142	–	–	20,497
Other accrued expenses	58,087	214,729	–	(33,388)	239,428
Accrued enterprise taxes	1,329	255,651	–	(1,286)	255,694
Other financial assets	–	92,301	–	–	92,301
Other	2,444	253,018	–	(3,642)	251,820

Total	320,442	2,181,537	–	(59,119)	2,442,860

Deferred tax liabilities:
Customer-related intangible assets	(100,241)	75,890	–	–	(24,351)
Available-for sale financial assets	–	13,113	(39,162)	–	(26,049)
Other	(26,097)	(7,200)	–	–	(33,297)

Total	(126,338)	81,803	(39,162)	–	(83,697)

Below is a breakdown of the deductible temporary differences, unused tax losses, and unused tax credits for which no deferred tax assets were recognized:

	(In thousands of yen)

	January 1, 2012	December 31, 2012	December 31, 2013
Deductible temporary differences	4,201,031	5,737,560	1,712,079
Unused tax losses	6,746,535	6,307,623	15,440,928
Unused tax credits	–	–	4,882

Total	10,947,566	12,045,183	17,157,889

LINE Corporation

Notes to Consolidated Financial Statements (continued)

13.	Income Taxes (continued)

(2)	Deferred Tax Assets and Deferred Tax Liabilities (continued)

Below is a breakdown of the unused tax losses by expiry date for which no deferred tax assets were recognized:

	(In thousands of yen)

	January 1, 2012	December 31, 2012	December 31, 2013
Less than one year	–	3,210	–
Between one year and five years	387,156	1,054,590	568,439
Five years and more	6,359,379	5,249,823	14,730,547
No expiration date	–	–	141,942

Total	6,746,535	6,307,623	15,440,928

Below is a breakdown of unused tax credits by expiry date for which no deferred tax assets were recognized:

	(In thousands of yen)

	January 1, 2012	December 31, 2012	December 31, 2013
Less than one year	–	–	–
Between one year and five years	–	–	–
Five years and more	–	–	4,882
No expiration date	–	–	–

Total	–	–	4,882

As of January 1, 2012 and December 31, 2012 and 2013, the total amounts of taxable temporary differences relating to investments in subsidiaries and associates for which deferred tax liabilities are not recognized were 255,896 thousand yen, 705,854 thousand yen and 354,399 thousand yen, respectively.

(3)	The components of income tax benefits for the years ended December 31, 2012 and 2013 are as follows:

	(In thousands of yen)

	2012	2013
Current income tax:
Current income tax expenses(1)	(4,410)	(1,909,640)

Deferred tax:
Changes related to origination and reversal of temporary differences(2)	(23,650)	2,262,121
Changes in tax rate(3)	13,530	(31,007)

Income tax benefits	(14,530)	321,474

(1)

Current income tax expenses include previously unrecognized tax benefits from tax losses carryforward and deductible temporary differences. These benefits were 2,104,412 thousand yen for the year ended December 31, 2013.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

13.	Income Taxes (continued)

(3)	The components of income tax benefits for the years ended December 31, 2012 and 2013 are as follows (continued):

(2)

These balances represent the deferred benefit from the reversal of previously written-down deferred tax assets partially offset by write-downs of deferred tax assets. The Group had deferred tax benefits of 2,052,261 thousand yen for the year ended December 31, 2013.

(3)

Amendments to the Japanese tax regulations were enacted into law on November 30, 2011. As a result of these amendments, the statutory income tax rate has been reduced to approximately 38.0% effective from the year ended December 31, 2013, and will be reduced to approximately 35.6% effective from the year ending December 31, 2016. Consequently, the Group measured deferred tax assets and deferred tax liabilities at the tax rates that are expected to apply to the period when the assets are realized or the liabilities are settled.

(4)

The income tax expenses calculated by applying the statutory tax rates to the Group’s loss before tax differ from the actual tax expenses in the Consolidated Statements of Profit or Loss for the years ended December 31, 2012 and 2013 for the following reasons:

	(In thousands of yen)

	2012	2013
Accounting loss before tax from continuing operations	(3,003,414)	(7,872,749)
Profit before tax from discontinued operations	2,661,951	2,443,544

Accounting loss before tax	(341,463)	(5,429,205)

Income tax benefits at statutory rates of 38.0% (2012: 40.7%)	138,941	2,063,640
Permanent non-deductible items	(35,045)	(354,447)
Assessment of the recoverability of deferred tax assets	(98,885)	712,211
Effects of changes in tax rate	296,186	(33,609)
Differences in applicable tax rate of subsidiaries(1)	(85,837)	(2,280,045)
Business divestiture(2)	–	(287,972)
Decrease in temporary differences from business divestiture	–	(596,415)
Others	(59,618)	(40,305)

Income tax (expenses)/benefits at effective tax rates of (15.0)% (2012: 45.6%)	155,742	(816,942)

Income tax benefits reported in the statements of profit or loss	(14,530)	321,474
Income tax attributable to discontinued operations	170,272	(1,138,416)

	155,742	(816,942)

(1)	The differences are mainly attributable to the statutory income tax rate of 22% for the Korean subsidiaries.

(2)

The business divestiture was considered to be a transfer of assets for tax purposes and hence was a taxable transaction. However, as the business divestiture was accounted for as a transaction under common control, no gain on transfer was recognized in the Group’s Consolidated Statements of Profit or Loss.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

14.	Other Current Liabilities

Other current liabilities as of January 1, 2012 and December 31, 2012 and 2013 are as follows:

	(In thousands of yen)

	January 1, 2012	December 31, 2012	December 31, 2013
Advances received	517,982	900,873	2,333,024
Accrued expenses	1,446,314	2,612,403	4,143,140
Others	475,404	517,398	380,162

Total other current liabilities	2,439,700	4,030,674	6,856,326

15.	Financial Assets and Financial Liabilities

The carrying amounts and fair value of financial instruments, except for cash and cash equivalents, by line item in the Consolidated Statements of Financial Position and by category as defined in IAS39 Financial Instruments: Recognition and Measurement as of January 1, 2012 and December 31, 2012 and 2013 are as follows:

The fair value is not disclosed for those financial instruments which are not measured at fair value in the Consolidated Statements of Financial Position, and whose fair value approximates their carrying amount due to their short-term and/or variable-interest bearing nature. Refer to Note 26 Fair Value Measurements for more details on the fair value information of the financial instruments whose fair value is disclosed in this footnote.

					(In thousands of yen)

	January 1, 2012		December 31, 2012		December 31, 2013
Items	Book value	Fair value	Book value	Fair value	Book value	Fair value
Financial assets
Trade and other receivables
Loans and receivables	4,680,875		8,007,289		11,815,078

Other financial assets, current
Held-to-maturity investments-Corporate bonds	200,979		400,000		–
Loans and receivables-Time deposits	2,198,251		2,924,949		740,000

Total	2,399,230		3,324,949		740,000

Other financial assets, non-current
Held-to-maturity investments(1)	220,341	222,385	280,721	287,550	280,644	289,747
Loans and receivables
Guarantee deposits(1)	90,626		90,163		2,341,620
Office security deposits	1,520,816	1,313,083	1,303,509	1,301,834	1,470,393	1,466,771
Available-for-sale financial assets	113,908	113,908	255,976	255,976	1,243,718	1,243,718

Total	1,945,691		1,930,369		5,336,375

LINE Corporation

Notes to Consolidated Financial Statements (continued)

15.	Financial Assets and Financial Liabilities (continued)

					(In thousands of yen)

	January 1, 2012		December 31, 2012		December 31, 2013
Items	Book value	Fair value	Book value	Fair value	Book value	Fair value
Financial liabilities
Trade and other payables
Financial liabilities measured at amortized cost	3,245,033		4,387,467		7,835,183

Other financial liabilities, current
Financial liabilities at fair value through profit or loss
Foreign exchange forward contracts	82,696	82,696	11,091	11,091	–
Financial liabilities measured at amortized cost
Deposits received	257,201		327,848		1,224,024
Short-term borrowings(2)	1,700,000		382,332		9,201,420
Long-term borrowings-fixed-rate interest(3)	2,000,000	2,033,096	2,000,000	2,001,068	–
Long-term borrowings-variable-rate interest(4)	1,250,000		625,000		–
Corporate bonds(5)	–		–		495,000
Borrowing arrangement(6)	–		–		491,500	498,181
Others	23,968		18,891		702

Total	5,313,865		3,365,162		11,412,646

Other financial liabilities non-current
Financial liabilities measured at amortized cost
Long-term borrowings-fixed-rate interest(3)	2,000,000	1,972,532	–		–
Long-term borrowings-variable-rate interest(4)	625,000		–		–
Corporate bonds(5)	–		–		1,005,000
Borrowing arrangement(6)	–		–		450,542	444,537
Office security deposits received under sublease agreement	–	–	–		393,650	386,970
Others	23,105		2,964		2,262

Total	2,648,105		2,964		1,851,454

(1)

The Japanese Payment Services Act requires non-banking entities that engage in business activities involving advance payments from end users using virtual credits to secure a certain amount of money equal to or more than one half of the unused balance of virtual credits purchased by the end users as of the most recent base date set on March 31 and September 30 of each year, either by depositing or entrusting a cash reserve or government bonds with the Legal Affairs Bureau, or by concluding a guarantee contract with a financial institution. In accordance with the Japanese Payment Services Act,

LINE Corporation

Notes to Consolidated Financial Statements (continued)

15.	Financial Assets and Financial Liabilities (continued)

the Group had deposited cash of 87,200 thousand yen, 87,200 thousand yen and 2,340,200 thousand yen as of January 1, 2012 and December 31, 2012 and 2013, respectively. The Group also had deposited investments in Japanese government bonds of 220,341 thousand yen, 280,721 thousand yen, and 280,644 thousand yen as of January 1, 2012 and December 31, 2012 and 2013, respectively, which the Group intends to hold until maturity for this purpose. In addition, the Group entered into a credit guarantee contract with a bank in the year ended December 31, 2013 for 2,000,000 thousand yen, covering, together with the cash reserve and Japanese government bonds described above, more than one half of the end users’ prepaid balance as of September 30, 2013 to comply with the Japanese Payment Services Act.

(2)	The weighted average interest rate of the remaining outstanding short-term borrowings as of January 1, 2012 and December 31, 2012 and 2013 was 0.9%, 3.5% and 1.3%, respectively.

(3)	The fixed interest rate of the remaining outstanding long-term borrowings as of January 1, 2012 and December 31, 2012 was 1.5%.

(4)	The variable interest rate of the remaining outstanding long-term borrowings as of January 1, 2012 and December 31, 2012 was 1.2% and 1.1%, respectively.

(5)

The Company issued unsecured corporate bonds on August 30, 2013 with an aggregate principal amount of 1,500,000 thousand yen due August 31, 2016, at a variable interest rate which was indexed to 6-month TIBOR. Interest and principal are payable semi-annually.

(6)

The Group entered into a secured borrowing arrangement in October 2013, containing a restrictive covenant requiring NAVER to own 50.1% or more shares of the Company, with a financial institution in relation to the security deposit for the Group’s head office lease agreement. The agreement requires the financial institution to guarantee the Group for a loss the Group incurs, up to a maximum of the outstanding amount under the borrowing arrangement, in the event the lessor fails to fully refund the deposit when due. In accordance with the agreement, the financial institution provided 983,000 thousand yen to the Group, for which the Group is required to make monthly interest payments and principal repayments over the two-year contract period. In the event that the security deposit is wholly or partly refunded to the Group by the lessor before the end of the lease agreement, the Group has to immediately repay an equivalent amount to the financial institution up to any outstanding amount under the borrowing arrangement. The effective interest rate of the borrowing arrangement was 1.5% as of December 31, 2013.

16.	Employment Benefits

The Group has defined benefit plans (unfunded) for employees of LINE Plus, and LINE Play, which are both located in Korea.

The legal and regulatory framework for the plans is based on the applicable Korean Employee Retirement Benefit Security Act (“ERBSA”). Post-employment defined benefit plans include lump sum payments and other post-employment benefits. The board of directors and current employees of LINE Plus and LINE Play with a service period of over one year are eligible for such post-employment benefits, which are calculated based on a final average pay formula.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

16.	Employment Benefits (continued)

Furthermore, the plans expose the Group to actuarial risks, such as interest rate risk, salary increase risk, and longevity risk. Interest rate risk refers to the risk of fluctuation of bond yields. A decrease in the bond yields will increase the defined benefit obligations liability. The salary increase risk refers to the risk that an increase in future salary will increase the defined benefit obligations liability, as the present value of the defined benefit obligation liability is calculated by reference to the future salaries of plan participants. Longevity risk refers to the risk that an increase in life expectancy of the plan participants will increase the defined benefit obligations liability, as the present value of the defined benefit plan liability is calculated by reference to the best estimate of the mortality of plan participants both during and after their employment. The defined benefit plans have no related plan assets and, therefore, no risk from plan assets is expected.

(1)	Liabilities for defined benefit obligations as of January 1, 2012 and December 31, 2012 and 2013 are as follows:

			(In thousands of yen)

	January 1, 2012	December 31, 2012	December 31, 2013
Present value of defined benefit obligations	39,397	89,186	1,322,980

Liabilities for post-employment benefits	39,397	89,186	1,322,980

(2)

Expenses related to defined benefit plans are recognized in the Consolidated Statements of Profit or Loss as operating expenses for the years ended December 31, 2012 and 2013 and comprised of the following:

		(In thousands of yen)

	2012	2013
Current service costs	26,822	222,154
Interest costs	1,908	29,355

Total	28,730	251,509

LINE Corporation

Notes to Consolidated Financial Statements (continued)

16.	Employment Benefits (continued)

(3)	Movements in the present value of the defined benefit obligations for the years ended December 31, 2012 and 2013 are as follows:

	(In thousands of yen)

	2012	2013
Defined benefit obligations at the beginning of year	39,397	89,186
Current service costs	26,822	222,154
Interest costs	1,908	29,355
Remeasurement (gains)/losses:
Actuarial losses/(gains) arising from changes in demographic assumptions	5,926	(288,121)
Actuarial losses arising from changes in financial assumptions	11,276	15,013
Experience adjustments(1)	(2,059)	248,419
Payments from the plan	(10,020)	(69,671)
Net transfer(2)	4,764	937,632
Exchange differences on translation of foreign operations	11,172	139,013

Defined benefit obligations at the end of year	89,186	1,322,980

(1)	Experience adjustments mainly represent the effects of changes in actuarial assumptions attributable to the differences between the expected net employees transfer and actual net employees transfer.

(2)

Net transfer represents the net transfer of defined benefit obligations associated with employees of NAVER or other NAVER group companies joining LINE Plus or LINE Play. Refer to Note 19 Issued Capital and Reserves for more details.

(4)

Significant judgment is required when selecting key assumptions for measuring post-employment benefit expense for a period and the defined benefit obligation at the period end for each defined benefit plan. The principal actuarial assumptions used include discount rates and salary increase rates.

The Group determined the discount rate based on market returns of high-quality corporate bonds consistent with the currencies and estimated payment terms corresponding to the defined benefit obligations as of the reporting date in order to calculate the present value of the defined benefit obligations.

	January 1, 2012	December 31, 2012	December 31, 2013
LINE Play defined benefit plan
Discount rate	5.0%	4.0%	4.2%
Weighted average of salary increase	11.2%	11.2%	11.5%

			December 31, 2013
LINE Plus defined benefit plan
Discount rate			4.2%
Weighted average of salary increase			11.5%

LINE Corporation

Notes to Consolidated Financial Statements (continued)

16.	Employment Benefits (continued)

(5)

Economic factors and conditions often affect multiple assumptions simultaneously; as such the effects of changes in key assumptions are not necessarily linear. The following sensitivity analysis illustrates the impact of changes in certain significant actuarial assumptions, leaving all other assumptions constant, as of December 31, 2013:

			(In thousands of yen)

Assumptions	Discount rate		Salary increase rate
Sensitivity level	100 basis point increase	100 basis point decrease	100 basis point increase	100 basis point decrease
Impact on the defined benefit obligations	(99,487)	115,746	106,537	(94,169)

(6)	The average duration of the defined benefit plan obligations at December 31, 2013 was 8.7 years.

The following table shows estimated future benefit payments within ten years from December 31, 2013. Actual payments may differ from those shown because of uncertain future events.

Years	(In thousands of yen)
2014	85,403
2015	114,268
2016	139,976
2017	165,895
2018	191,461
2019–2023	1,298,621

17.	Leases—Group as Lessee

Finance leases—Group as lessee

The net carrying amount of assets held under finance leases at January 1, 2012 and December 31, 2012 and 2013 are as follows:

	(In thousands of yen)

	January 1, 2012	December 31, 2012	December 31, 2013
Equipment	37,958	17,346	2,717

LINE Corporation

Notes to Consolidated Financial Statements (continued)

17.	Leases—Group as Lessee (continued)

The Group has entered into finance lease transactions for various items of equipment. These leases have terms of renewal, but no purchase options or escalation clauses. Renewals are at the option of the specific entity that holds the lease. Future minimum lease payments under finance leases contracts together with the present value of the net minimum lease payments are as follows:

	(In thousands of yen)

	January 1, 2012	December 31, 2012	December 31, 2013
Within one year
Minimum payments	24,168	18,941	728
Less amounts representing finance charges	(44)	(34)	(1)

Present value of minimum lease payments	24,124	18,907	727
After one year but not more than five years
Minimum payments	22,905	2,913	2,185
Less amounts representing finance charges	(114)	(28)	(18)

Present value of minimum lease payments	22,791	2,885	2,167
Total
Minimum payments	47,073	21,854	2,913
Less amounts representing finance charges	(158)	(62)	(19)

Present value of minimum lease payments	46,915	21,792	2,894

Operating lease commitments—Group as lessee

The Group has entered into commercial lease agreements for certain office space and motor vehicles. These leases have an average life of between three and five years with no renewal option included in the contracts. There are no restrictions placed upon the Group by entering into these leases.

Future minimum rentals payable under non-cancelable operating leases are as follows:

	(In thousands of yen)

	January 1, 2012	December 31, 2012	December 31, 2013
Within one year	366,678	1,545,385	1,581,591
After one year but not more than five years	5,949,552	4,404,167	2,833,377

	6,316,230	5,949,552	4,414,968

Of the operating expenses of 1,741,163 thousand yen for the year ended December 31, 2012, 874,058 thousand yen was attributable to minimum lease payment expenses, and the remaining 867,105 thousand yen was related to variable lease payment expenses.

Of the operating expenses of 2,173,179 thousand yen for the year ended December 31, 2013, 1,094,056 thousand yen was attributable to minimum lease payment expenses, and the remaining 1,079,123 thousand yen was related to the variable lease payment expenses.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

18.	Leases—Group as Lessor

Operating leases—Group as lessor

The Group has entered into cancelable lease contracts related to servers, data storage, network equipment, PCs and software with third parties.

In 2013, the Group subleased part of its head office to a third party. There was no minimum payment requirement in the sublease arrangement, and sublease income was based on the actual square footage occupied by the third party. The Group recognized sublease income of 306,023 thousand yen for the year ended December 31, 2013.

19.	Issued Capital and Reserves

The movements in issued capital and reserves are as follows:

(1)	Authorized shares and shares issued

The movements of authorized shares and shares issued are as follows:

	Authorized shares (Share capital with no-par value)(2)	Shares issued (Share capital with no-par value)(2)	Share capital (Thousands of yen)
January 1, 2012	400,000,000	131,307,500	5,096,181
Changes during the year(1)	–	43,684,500	7,500,017

December 31, 2012	400,000,000	174,992,000	12,596,198
Changes during the year	–	–	–

December 31, 2013	400,000,000	174,992,000	12,596,198

(1)	The increase of shares was due to the issuance of share capital to the parent company on May 25, 2012 paid in cash.
(2)

On July 28, 2014, the Company’s board of directors approved a five-hundred-for-one forward stock split of the Company’s common shares, effective July 28, 2014 (the “2014 Stock Split”). All references in the financial statements to the number of shares outstanding, per share amounts and stock option data of the Company have been adjusted to reflect the effect of the 2014 Stock Split for all periods presented.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

19.	Issued Capital and Reserves (continued)

(2)	Share premium and retained earnings

Share premium

The movements in share premium for the years ended December 31, 2012, and 2013 are as follows:

	(In thousands of yen)

	Share-based payments	Common control business combination	Others	Share premium total
January 1, 2012(1)	–	202,500	5,136,521	5,339,021
Issuance of common shares(2)	–	–	7,447,401	7,447,401
Share-based payments(3)	31,151	–	–	31,151
Acquisition of a LINE Vietnam by NAVER(4)	–	22,566	–	22,566
Capital contribution in LINE Vietnam by NAVER(4)	–	247,342	–	247,342

December 31, 2012	31,151	472,408	12,583,922	13,087,481
Distributions to the shareholder(5)	–	–	(216,217)	(216,217)
Dividends(6)	–	–	(8,651,680)	(8,651,680)
Share-based payments(2)	804,438	–	–	804,438
Acquisition of LINE Play by the Group(7)	–	(45,450)	–	(45,450)

December 31, 2013	835,589	426,958	3,716,025	4,978,572

(1)

202,500 thousand yen represented the share premium balance related to LINE Play as of January 1, 2012. LINE Play was established by NAVER in 2011 and was subsequently by acquired by the Group from NAVER in 2013. Refer to Note 3 (3) (b) Significant Accounting Policies and Note 29 Business Combination for further details.

(2)	The increase in share premium was due to the issuance of share capital to NAVER on May 25, 2012 paid in cash.

(3)	The increase in share-based payments was due to grants of stock options to directors and employees in 2012 and 2013. Refer to Note 27 Share-based Payments for more details.

(4)

The increase in share premium were attributable to the acquisition of LINE Vietnam by NAVER and the subsequent capital contribution in LINE Vietnam by NAVER in 2012. Refer to Note 3 (1) Significant Accounting Policies and Note 29 Business Combinations for more details.

(5)

LINE Plus was established by the Company and NAVER in February 2013. Certain NAVER employees, along with their associated post-employment defined benefit obligations at the time of transfer, were transferred to LINE Plus. LINE Plus received 595,079 thousand yen as a result of such transfer. 360,362 thousand yen is the difference between the total defined benefit obligation liabilities assumed by LINE Plus and the cash proceeds received from NAVER. Of the 360,362 thousand yen, 144,145 thousand yen was attributable to the non-controlling interest, while the remaining

LINE Corporation

Notes to Consolidated Financial Statements (continued)

19.	Issued Capital and Reserves (continued)

(2)	Share premium and retained earnings (continued)

216,217 thousand yen was attributable to the shareholder, which was accounted for as a deemed distribution to the shareholder and charged to share premium.

(6)

The disposed Hangame business and related entities were transferred to a new entity, New NHN Japan Corporation (“New NHN Japan”). The decrease in share premium was due to the distribution of the shares of New NHN Japan to NAVER. Refer to Note 20 Supplemental Cash Flow Information for more details.

(7)	The decrease in share premium was attributable to the acquisition of LINE Play from NAVER by the Group in 2013.

Under the Companies Act of Japan, at least 50% of the proceeds of certain issuances of share capital shall be credited to share capital. The remaining proceeds shall be credited to share premium. The Companies Act permits, upon approval at the general meeting of shareholders, the transfer of amounts from share premium to share capital.

Retained earnings

The Companies Act of Japan requires that an amount equal to 10% of dividends from retained earnings shall be appropriated as capital reserve (part of share premium) or appropriated for legal earnings reserve (part of retained earnings) until the aggregate amount of capital reserve and legal earnings reserve is equal to 25% of share capital. The legal earnings reserve may be used to eliminate or reduce a deficit or be transferred to other retained earnings upon approval at the general meeting of shareholders.

20.	Supplemental Cash Flow Information

Divestiture of Hangame Business

The Company’s board of directors approved a plan to dispose its Hangame business and related subsidiaries, including NHN Search Technology Corp., NHST Japan Corp., Sync. Corp., and Mediator Corp., as well as Smartphone Contents Investment Limited Partnership, which was one of the Company’s associates (49.95% ownership interest), in February 2013. The disposed Hangame business and related entities were transferred to a new entity, New NHN Japan.

All of the shares of New NHN Japan were distributed to NAVER in the form of a non-cash dividend in April 2013. The non-cash distribution was accounted for as a transaction under common control. The book value of New NHN Japan was 8,651,680 thousand yen at the time of distribution. The assets and liabilities of the Hangame business and related entities eventually distributed to NAVER are presented below. Refer to Note 23 Discontinued Operations and Non-current Assets Held for Sale for more details.

(In thousands of yen)

Cash and cash equivalents	7,800,358
Other current assets	3,779,999
Non-current assets	1,065,204
Current liabilities	(3,436,143)
Non-current liabilities	(148,290)

Net assets transferred due to the divestiture of the Hangame business and related entities	9,061,128

LINE Corporation

Notes to Consolidated Financial Statements (continued)

20.	Supplemental Cash Flow Information (continued)

Divestiture of Match-Making Service Business

Assets and liabilities disposed, gain on transfer of business, and cash consideration received in connection with the sale of the online match-making services business that occurred during 2013, are presented below. Refer to Note 23 Discontinued Operations and Non-current Assets Held for Sale for more details.

(In thousands of yen)

Current assets	382,980
Non-current assets	138,812
Current liabilities	(391,252)
Gain on transfer of business	739,460

Net increase in cash and cash equivalents due to the divestiture of the online match-making services business(1)	870,000

(1)	This amount is included in “Proceeds from transfer of business” in the Group’s Consolidated Statements of Cash Flows.

Transfer of Post Employment Defined Benefit Obligations

LINE Plus was established by the Company and NAVER in 2013. Certain NAVER employees, along with their associated post-employment defined benefit obligations at the time of transfer, were transferred to LINE Plus. There was a difference between the total defined benefit obligations assumed by the Group and the cash proceeds received from NAVER. Such difference of 360,362 thousand yen was of a non-cash nature.

21.	Revenues

Revenues were derived from the rendering of services under the LINE business and portal segment. Refer to Note 5 Segment Information for more details on revenue.

22.	Other Income and Expenses

(1)	Other operating income for the years ended December 31, 2012 and 2013 are as follows:

	(In thousands of yen)

	2012	2013
Legal settlement proceeds(1)	60,000	–
Gain on transfer of business	–	55,419
Others	33,903	14,225

Total	93,903	69,644

(1)	The Company received 60,000 thousand yen in relation to the settlement of a copyright infringement case.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

22.	Other Income and Expenses (continued)

(2)	Other operating expenses for the years ended December 31, 2012 and 2013 are as follows:

	(In thousands of yen)

	2012	2013
Rent	545,486	1,722,149
Travel	118,008	518,763
Supplies	118,188	260,576
Taxes and dues	41,488	387,191
Professional fees	70,374	450,621
Office relocation expenses (1)	152,639	–
Others	196,842	897,186

Total	1,243,025	4,236,486

(1)	These expenses were related to the Company’s partial cancellation of the commercial property rental lease agreement for its head office.

(3)	Other non-operating income for the years ended December 31, 2012 and 2013 is as follows:

	(In thousands of yen)

	2012	2013
Gain on settlement of foreign exchange forward contracts	–	7,176

Total	–	7,176

(4)	Other non-operating expenses for the years ended December 31, 2012 and 2013 are as follows:

	(In thousands of yen)

	2012	2013
Loss on impairment of available-for-sale financial assets	36,779	–

Total	36,779	–

23.	Discontinued Operations and Non-current Assets Held for Sale

(1)	Discontinued Operations

On February 13, 2013, the Company’s board of directors approved a plan to dispose of its Hangame business and related subsidiaries, including NHN Search Technology Corp., NHST Japan Corp., Sync. Corp and Mediator Corp., as well as Smartphone Contents Investment Limited Partnership, an associate in which the Company held a 49.95% ownership interest. The disposed Hangame business and related entities were transferred to a new entity, New NHN Japan, which specializes in gaming services. The Company later disposed of New NHN Japan by transferring all the related shares to NAVER. The operations of the Hangame business and related entities were classified as discontinued operations and the disposition was completed when all shares of New NHN Japan were distributed to NAVER on April 1, 2013. As New

LINE Corporation

Notes to Consolidated Financial Statements (continued)

23.	Discontinued Operations and Non-current Assets Held for Sale (continued)

(1)	Discontinued Operations (continued)

NHN Japan was transferred to NAVER, the parent of the Company, this disposal was accounted for as a transaction under common control and the Company did not record a gain or loss on distribution for financial accounting purposes, but did incur a gain for tax purposes.

On September 30, 2013, the Company’s board of directors approved a plan to dispose of its online match-making services business, which was part of the LINE business and portal segment. The disposition was completed on December 2, 2013 through a sale to an unrelated third party. For the assets and liabilities disposed and impact on the Company’s cash flows from these transactions, refer to Note 20 Supplemental Cash Flow Information for more details. Since the decisions to dispose and the disposals of the Hangame business and related entities and the online match-making services business occurred within fiscal year of 2013, there were no disposal groups as of December 31, 2013.

On September 19, 2014, the Company’s board of directors approved a plan to dispose of its data management business. The operations of the data management business was classified as discontinued operations on September 19, 2014, and the disposition was completed through a sale to a subsidiary of NHN Entertainment Corporation on September 30, 2014. As a result, the data management services segment was retrospectively classified as part of the discontinued operations on the Consolidated Statements of Profit or Loss for the years ended December 31, 2012 and 2013. Refer to Note 3 (1) Significant Accounting Policies for more details.

The aggregated results of the discontinued operations for the years ended December 31, 2012 and 2013 are presented below.

	(In thousands of yen)

	2012	2013
Revenues	24,692,700	11,274,952
Other income	93,674	59,807

Expenses	(22,124,423)	(9,630,675)
Gain on the disposal of the discontinued operations(1)	–	739,460

Profit before tax from discontinued operations	2,661,951	2,443,544

Income taxes on ordinary activities	170,272	(681,377)
Income taxes on distribution and disposal(2)	–	(457,039)

Profit for the year from discontinued operations	2,832,223	1,305,128

(1)	The gain is related to the disposal of the online match-making services business.

(2)

The divestiture of New NHN Japan was accounted for as a transaction under common control and, accordingly, no disposal gain or loss was recorded for financial accounting purposes. However, the divestiture was deemed to be a transfer of assets for income tax purposes, and hence, was a taxable transaction. Accordingly, the Company incurred 287,972 thousand yen of income tax expense on the gain on sale. The remaining 169,067 thousand yen of income tax expense relates to the gain on sale of the online match-making services business.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

23.	Discontinued Operations and Non-current Assets Held for Sale (continued)

(1)	Discontinued Operations (continued)

The aggregated cash flow information of the discontinued operations for the years ended December 31, 2012 and 2013, are presented below.

	(In thousands of yen)

	2012	2013
Operating	3,850,279	2,970,930
Investing	(4,862,940)	(743,383)
Financing	(7,622,073)	–

Net cash (outflow)/inflow	(8,634,734)	2,227,547

(2)	Non-current Assets Held for Sale

In December 2013, 71,387 thousand yen of non-current assets held by LINE Vietnam, which mainly consisted of servers and networking equipment, were classified as held for sale. The non-current assets were retrospectively classified as held for sale in the Group’s consolidated financial statements, as the acquisition of LINE Vietnam was accounted for as a business combination under common control using the pooling method. Refer to Note 3 (1) Significant Accounting Policies, Note 8 Property and Equipment, for further details. The non-current assets classified as held for sale were subsequently sold in the first quarter of 2014.

24.	Earnings per Share

The profit or loss for the year and the weighted average number of shares used in the calculation of earnings per share are as follows:

(In thousands of yen, except number of shares)

	2012	2013
Loss for the year attributable to the shareholder of the Company from continuing operations	(2,817,607)	(1,834,057)
Profit for the year attributable to the shareholder of the Company from discontinued operations	2,832,223	1,305,128

Total loss for the year attributable to the shareholder of the Company for basic earnings per share	14,616	(528,929)

Weighted average number of common shares for basic earnings per share	157,565,943	174,992,000
Effect of dilution:
Share options	–	–

Weighted average number of common shares adjusted for the effect of dilution	157,565,943	174,992,000

As a result of the 2014 Stock Split, all historical per share data shown above and in this Note 24 reflects the application of the 2014 Stock Split. See Note 19 Issued Capital and Reserves for more details.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

24.	Earnings per Share (continued)

To calculate the earnings per share for continuing and discontinued operations, the weighted average number of common shares for both the basic and diluted amounts is as per the table above.

In calculating diluted earnings per share, share options outstanding and other potential shares are taken into account where their impact is dilutive. All potential common shares, namely shares issuable upon exercise of options granted in 2012 (14,000,000 shares) and in 2013 (3,430,500 shares), were excluded from the calculation of the total diluted number of shares as their impact is antidilutive.

Subsequent to December 31, 2013, 3,650 additional stock options were granted on February 7, 2014, the exercise of which would result in an additional 1,825,000 common shares to directors and employees. Also, 1,530 stock options were granted on August 8, 2014, the exercise of which would result in an additional 765,000 common shares. Refer to Note 33 Subsequent Events for more details.

25.	Financial Risk Management

The Group has exposure to the following risks from its use of financial instruments:

–	Credit risk
–	Liquidity risk
–	Market risk

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital. Further quantitative disclosures are included throughout the Group’s consolidated financial statements.

(1)	Risk Management Framework

The Group limits its fund management to highly liquid and low risk short-term investments, such as time deposits. The Group raises funds mainly through the issuance of corporate bonds, and borrowings from financial institutions, including banks, with high credit ratings. The Group enters into foreign exchange forward contracts to hedge foreign exchange risk, however the foreign exchange forward contracts are not designated as hedging instruments for hedge accounting purposes. The Group does not enter into any financial transactions for speculative purposes.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

25.	Financial Risk Management (continued)

(2)	Credit Risk

Credit risk is the risk of financial losses to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers and investments.

(a)	Maximum amounts of possible financial loss to the Group due to credit risk as of January 1, 2012 and December 31, 2012 and 2013, are as follows:

	(In thousands of yen)

	January 1, 2012	December 31, 2012	December 31, 2013
	Book value	Book value	Book value
Demand deposits(1)	3,785,790	5,651,338	13,361,588
Commercial paper(1)	–	499,884	–
Money trust(1)	–	500,000	–
Time deposits(1),(2)	2,198,251	3,424,948	740,000
Guarantee deposits(1),(3)	90,626	90,163	2,341,620
Trade and other receivables(4)	4,680,875	8,007,289	11,815,078
Japanese debt securities(1),(3)	421,320	680,721	280,644
Office security deposits(1),(5)	1,520,816	1,303,509	1,470,393
Foreign exchange forward contracts(1),(6)	(82,696)	(11,091)	–

Total	12,614,982	20,146,761	30,009,323

(1)	None of these assets and liabilities were past due or impaired at the end of the respective reporting period, and as of January 1, 2012.

(2)	Of the time deposits as of December 31, 2012 and 2013, 740,000 thousand yen was pledged as collateral on a bank loan for one of the Group’s former management.

(3)	Refer to Note 15 Financial Assets and Financial Liabilities for details of the financial instruments being deposited under the Japanese Payment Services Act.

(4)

For receivables, the Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The Group regularly performs credit assessments on customers and counterparties considering their financial position and historical data in order to manage the credit risk.

The Group establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical experience for similar assets.

The Group identifies concentrations of credit risk when a limited number of the Group’s counterparties that have similar characteristics or business activities, and thus are affected similarly

LINE Corporation

Notes to Consolidated Financial Statements (continued)

25.	Financial Risk Management (continued)

(2)	Credit Risk (continued)

by changes in economic or other conditions, account for a large portion of the entire trade and other receivables. One customer, for which the Group provided data management services, accounted for more than 10% of the Group’s total revenues for the year ended December 31, 2012 while no single customer accounted for 10% or more of the Group’s total revenues for the year ended December 31, 2013. The Group had significant concentrations of credit risk with two payment processing service providers, representing 40.3%, three payment processing service providers, representing 44.4%, and two payment processing service providers, representing 53.2% of trade and other receivables as of January 1, 2012 and December 31, 2012 and 2013, respectively.

(5)

The amount mainly consists of the office security deposits paid for the Group’s office lease agreements. In October 2013, the Group entered into an agreement with a financial institution, to cover its credit risk associated with the office security deposit of the Group’s head office lease agreement. As of December 31, 2013, 942,042 thousand yen is guaranteed by the agreement and a corresponding liability is recorded as a borrowing arrangement.

(6)	Foreign exchange forward contracts were measured at fair value through profit and loss.

(b)	Impaired or past-due financial assets

In case of impairment of financial assets, the Group does not directly write off such assets by reducing the carrying amount, but instead records an allowance for doubtful accounts. However, in the event where there is no realistic prospect of future recovery, financial assets are directly written off.

Below is the movement in the allowance for doubtful accounts attributable to trade and other receivables:

(In thousands of yen)

Allowance for doubtful accounts
Balance at January 1, 2012	195,447
Provision for the year	118,329
Settlement	(17)
Reversal	(74,070)

Balance at December 31, 2012	239,689
Provision for the year	56,429
Reversal	(6,170)
Business divestiture	(209,979)

Balance at December 31, 2013	79,969

Refer to Note 7 Trade and Other Receivables for more details on non-current trade and other receivables that were tested for impairment on an individual basis.

(3)	Liquidity Risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to

LINE Corporation

Notes to Consolidated Financial Statements (continued)

25.	Financial Risk Management (continued)

(3)	Liquidity Risk (continued)

managing liquidity is to ensure, as much as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group monitors its cash flow through long-term and short-term management strategies and ensures it has sufficient cash on hand to meet expected operational expenses.

(a)	Financial liabilities

The book values of financial liabilities based on the remaining maturities as of January 1, 2012 and December 31, 2012 and 2013 are as follows. The amounts below include estimated interest from financial liabilities scheduled to be paid.

	(In thousands of yen)

	January 1, 2012
	Book value	Contractual cash outflows	Less than one year	One to five years	After five years
Trade and other payables	3,245,033	3,245,033	3,245,033	–	–
Short-term borrowings	1,700,000	1,711,219	1,711,219	–	–
Foreign exchange forward contracts	82,696	82,696	53,412	29,284	–
Deposits received	257,201	257,201	257,201	–	–
Long-term borrowings (including current portion)	5,875,000	5,924,890	3,290,027	2,634,863	–

	11,159,930	11,221,039	8,556,892	2,664,147	–

	(In thousands of yen)

	December 31, 2012
	Book value	Contractual cash outflows	Less than one year	One to five years	After five years
Trade and other payables	4,387,467	4,387,467	4,387,467	–	–
Short-term borrowings(2)	382,332	393,095	393,095	–	–
Foreign exchange forward contracts	11,091	11,091	11,091	–	–
Deposits received	327,848	327,848	327,848	–	–
Long-term borrowings (including current portion)	2,625,000	2,634,863	2,634,863	–	–

	7,733,738	7,754,364	7,754,364	–	–

LINE Corporation

Notes to Consolidated Financial Statements (continued)

25.	Financial Risk Management (continued)

(3)	Liquidity Risk (continued)

(a)	Financial liabilities (continued)

	(In thousands of yen)

	December 31, 2013
	Book value	Contractual cash outflows	Less than one year	One to five years	After five years
Trade and other payables	7,835,183	7,835,183	7,834,919	264	–
Short-term borrowings(1), (2)	9,201,420	9,266,990	9,266,990	–	–
Deposits received	1,224,024	1,224,024	1,224,024	–	–
Borrowing arrangement (3)	942,042	955,630	501,878	453,752	–
Office security deposits received under sublease agreement	393,650	393,650	–	393,650	–
Corporate bonds	1,500,000	1,508,648	499,515	1,009,133	–

	21,096,319	21,184,125	19,327,326	1,856,799	–

(1)	One of the short-term borrowing arrangements contains restrictive covenant which requires NAVER to own at least 51.0% shares of the Company.

(2)

The Group had lines of credit with three banks for the year ended December 31, 2012 and four banks for the year ended December 31, 2013. The lines of credit available and the lines of credit used are as follows:

	(In thousands of yen)

	December 31, 2012	December 31, 2013
Lines of credit available	2,300,000	4,700,000
Lines of credit used	220,332	4,546,300

Remaining lines of credit available	2,079,668	153,700

(3)	Refer to Note 15 Financial Assets and Financial Liabilities for details of the borrowing arrangement.

(b)	Financial assets

Private equity investments

As a limited partner of the private equity investment funds, the Group may be required at any time to contribute to the partnership its pro rata share of the aggregate amount to be contributed by all limited partners for such portfolio investment, up to the amount of its unfunded capital commitment (875 thousand U.S. dollars, equivalent of 92,229 thousand yen, as of December 31, 2013) as of the day of the capital contribution call.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

25.	Financial Risk Management (continued)

(4)	Market Risk

Market risk is the risk that changes in market prices which will affect the future cash flow or the value of the Group’s holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(a)	Exchange rate risk

The Group has exposure to currency risk on sales and purchase transactions denominated in currencies other than the functional currency. The main currencies used for transactions of the Group are the Japanese yen (“JPY”), the Korean won (“KRW”) and the US dollar (“USD”).

The book values of major monetary assets and liabilities denominated in currencies other than the functional currency as of January 1, 2012 and December 31, 2012 and 2013 are as follows:

	(In thousands of yen)

	January 1, 2012
	Currency	Amount	Exchange rate	Yen equivalent
Monetary assets:
Cash and cash equivalents	KRW	17,949,607	0.07	1,256,472

Total				1,256,472

	(In thousands of yen)

	December 31, 2012
	Currency	Amount	Exchange rate	Yen equivalent
Monetary assets:
Cash and cash equivalents	KRW	18,472,282	0.08	1,477,783

Total				1,477,783

	(In thousands of yen)

	December 31, 2013
	Currency		Amount	Exchange rate	Yen equivalent
Monetary assets:
Cash and cash equivalents	USD		2,732	105.39	287,925
	JPY	(1)	–	–	1,774,529
Other receivables	KRW		270,290	0.10	27,029
	USD		2,802	105.39	295,303
Trade receivables	USD		2,833	105.39	298,570

Total					2,683,356

(1)	The yen denominated cash and cash equivalents were held by LINE Plus and LINE Play.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

25.	Financial Risk Management (continued)

(4)	Market Risk (continued)

	(In thousands of yen)

	December 31, 2013
	Currency	Amount	Exchange rate	Yen equivalent
Monetary liabilities:
Other payables	KRW	(2,144,705)	0.10	(214,471)
	USD	(575)	105.39	(60,599)
Short-term borrowings	USD	(2,900)	105.39	(305,631)

Total				(580,701)

The effects on loss before tax from continuing operations and shareholder’s equity as a result of exchange rate fluctuations as of January 1, 2012 and December 31, 2012 and 2013, are as follows:

	(In thousands of yen)

	January 1, 2012
	Shareholder’s equity
Currency	Appreciation of functional currency by 5%	Depreciation of functional currency by 5%
KRW	37,553	(35,765)

	(In thousands of yen)

	December 31, 2012
	Shareholder’s equity		Profit or (loss) before tax
Currency	Appreciation of functional currency by 5%	Depreciation of functional currency by 5%	Appreciation of functional currency by 5%	Depreciation of functional currency by 5%
KRW	46,376	(44,168)	74,813	(71,250)

	(In thousands of yen)

	December 31, 2013
	Shareholder’s equity		Profit or (loss) before tax
Currency	Appreciation of functional currency by 5%	Depreciation of functional currency by 5%	Appreciation of functional currency by 5%	Depreciation of functional currency by 5%
KRW	(5,752)	5,478	(9,279)	8,837
USD	15,980	(15,219)	25,778	(24,551)
JPY(1)	65,585	(68,864)	84,083	(88,287)

(1)	This is related to the yen denominated financial assets held by LINE Plus and LINE Play.

The tables above demonstrate the sensitivity to a change in JPY, KRW and USD assuming all other variables are constant.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

25.	Financial Risk Management (continued)

(4)	Market Risk (continued)

(b)	Interest rate risk

Interest bearing financial assets and liabilities as of January 1, 2012 and December 31, 2012 and 2013, are as follows:

					(In thousands of yen)

	January 1, 2012		December 31, 2012		December 31, 2013
	Fixed rate	Variable rate	Fixed rate	Variable rate	Fixed rate	Variable rate
Financial assets
Japanese debt securities	421,320	–	680,721	–	280,644	–
Time deposits	1,200,000	998,251	2,190,000	1,234,948	740,000	–
Financial liabilities
Short-term borrowings	–	1,700,000	332	382,000	1,301,420	7,900,000
Long-term borrowings	4,000,000	1,875,000	2,000,000	625,000	–	–
Corporate bonds	–	–	–	–	–	1,500,000

Total	5,621,320	4,573,251	4,871,053	2,241,948	2,322,064	9,400,000

The Group has exposure to interest rate risk as it possesses financial assets and liabilities bearing variable interest rates. The analysis below was performed using balances of the financial liabilities with variable interest rates outstanding as of January 1, 2012 and December 31, 2012 and 2013, assuming such liabilities were outstanding for the full fiscal year immediately before the respective dates, while holding all other variables constant. Potential effects on shareholder’s equity and profit or loss for one year from the reporting date as a result of a change in the interest rate are as follows.

		(In thousands of yen)

	January 1, 2012
	Shareholder’s equity
	Increase of 50 basis points	Decrease of 50 basis points
Interest expense	(11,081)	11,081
Interest income	3,094	(3,094)

	(In thousands of yen)

	December 31, 2012
	Shareholder’s equity		Profit or (loss) before tax
	Increase of 50 basis points	Decrease of 50 basis points	Increase of 50 basis points	Decrease of 50 basis points
Interest expenses	(3,121)	3,121	(5,035)	5,035
Interest income	3,828	(3,828)	6,175	(6,175)

LINE Corporation

Notes to Consolidated Financial Statements (continued)

25.	Financial Risk Management (continued)

(4)	Market Risk (continued)

(b)	Interest rate risk (continued)

	(In thousands of yen)

	December 31, 2013
	Shareholder’s equity		Profit or (loss) before tax
	Increase of 50 basis points	Decrease of 50 basis points	Increase of 50 basis points	Decrease of 50 basis points
Interest expenses	(29,135)	27,538	(47,000)	44,423

(5)	Capital management

The Group maintains a strong capital base to ensure the Group will be able to continue as going concerns. In addition, through management of the debt and equity balances, the Group aims to maintain investor, creditor and market confidence, and to sustain future development of the business. In order to achieve sustainable growth, the Group understands that financing capacities sufficient to make business investments when there are opportunities, such as the acquisition of external resources for business growth, are required. For that reason, the Group aims to maintain a well-balanced capital structure by ensuring sound and flexible financial conditions for future business investment.

	(In thousands of yen)

	January 1, 2012	December 31, 2012	December 31, 2013
Short-term borrowings	1,700,000	382,332	9,201,420
Long-term borrowings	5,875,000	2,625,000	–
Corporate bonds	–	–	1,500,000

Total	7,575,000	3,007,332	10,701,420

Total shareholder’s equity	4,885,081	20,165,327	12,986,206

The Group is not subject to any externally imposed capital requirements.

26.	Fair Value Measurements

(1)	Fair value hierarchy

The Group referred to the levels of the fair value hierarchy for financial instruments measured at fair value on the consolidated financial statements based on the following inputs:

–	Level 1 inputs are quoted prices in active markets for identical assets or liabilities.

–

Level 2 inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

26.	Fair Value Measurements (continued)

(1)	Fair value hierarchy (continued)

–

Level 3 inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions that market participants would use in establishing a price.

There have been no transfers among Level 1, Level 2 and Level 3 during the years ended December 31, 2012 and 2013.

(2)	Fair value measurements by fair value hierarchy

Assets and liabilities measured at fair value on a recurring basis as of January 1, 2012 and December 31, 2012 and 2013 are as follows:

	(In thousands of yen)

January 1, 2012	Level 1	Level 2	Level 3	Total
Available-for-sale financial assets
Private equity investments	–	–	113,908	113,908

Total	–	–	113,908	113,908

Financial liabilities at fair value through profit or loss
Foreign exchange forward contracts	–	82,696	–	82,696

Total	–	82,696	–	82,696

	(In thousands of yen)

December 31, 2012	Level 1	Level 2	Level 3	Total
Available-for-sale financial assets
Private equity investments	–	–	255,976	255,976

Total	–	–	255,976	255,976

Financial liabilities at fair value through profit or loss
Foreign exchange forward contracts	–	11,091	–	11,091

Total	–	11,091	–	11,091

	(In thousands of yen)

December 31, 2013	Level 1	Level 2	Level 3	Total
Available-for-sale financial assets
Private equity investments	–	–	1,243,718	1,243,718

Total	–	–	1,243,718	1,243,718

LINE Corporation

Notes to Consolidated Financial Statements (continued)

26.	Fair Value Measurements (continued)

(2)	Fair value measurements by fair value hierarchy (continued)

Assets and liabilities for which fair values are disclosed:

	(In thousands of yen)

January 1, 2012	Level 1	Level 2	Level 3	Total
Held-to-maturity investments
Japanese government bonds	–	222,385	–	222,385
Loans and receivables
Office security deposits	–	1,313,083	–	1,313,083

Total	–	1,535,468	–	1,535,468

Financial liabilities measured at amortized cost
Long-term borrowing-fixed-rate interest	–	4,005,628	–	4,005,628

Total	–	4,005,628	–	4,005,628

	(In thousands of yen)

December 31, 2012	Level 1	Level 2	Level 3	Total
Held-to-maturity investments
Japanese government bonds	–	287,550	–	287,550
Loans and receivables
Office security deposits	–	1,301,834	–	1,301,834

Total	–	1,589,384	–	1,589,384

Financial liabilities measured at amortized cost
Long-term borrowing-fixed-rate interest	–	2,001,068	–	2,001,068

Total	–	2,001,068	–	2,001,068

	(In thousands of yen)

December 31, 2013	Level 1	Level 2	Level 3	Total
Held-to-maturity investments
Japanese government bonds	–	289,747	–	289,747
Loans and receivables
Office security deposits	–	1,466,771	–	1,466,771

Total	–	1,756,518	–	1,756,518

Financial liabilities measured at amortized cost
Borrowing arrangement	–	942,718	–	942,718
Office security deposits received under sublease agreement	–	386,970	–	386,970

Total	–	1,329,688	–	1,329,688

There have been no transfers among Level 1, Level 2 and Level 3 during the years ended December 31, 2012 and 2013.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

26.	Fair Value Measurements (continued)

(3)	Reconciliations from the opening balance to the closing balance of financial instruments categorized within Level 3 are as follows:

	(In thousands of yen)

	2012	2013
Fair value at the beginning of the year	113,908	255,976
Total gain or loss for the year:
Included in profit or loss(1):	(36,779)	–
Included in other comprehensive income(2)	–	109,882

Comprehensive income	(36,779)	109,882
Purchases	178,847	1,000,350
Business divestiture(3)	–	(122,490)

Fair value at the end of the year	255,976	1,243,718

(1)	This amount is included in other non-operating expenses in the Group’s Consolidated Statements of Profit or Loss.

(2)	This amount is included in net change in fair value of available-for-sale financial assets in the Group’s Consolidated Statements of Comprehensive Income.

(3)

These financial assets are private equity investments transferred to New NHN Japan as of April 1, 2013, when the Hangame business was disposed of. Refer to Note 20 Supplemental Cash Flow Information and Note 23 Discontinued Operations and Non-current Assets Held for Sale for further details.

(4)	Valuation techniques and inputs

Measured at fair value

Private equity investments

Available-for-sale investments categorized within Level 3 mainly consist of unlisted equity securities and private equity investment funds. The Group believes that the fair value of the investments in unlisted equity securities approximated the prices from the most recent transactions as of December 31, 2013 as the unlisted equity securities were purchased in November 2013. Private equity investment funds were measured at fair value based on net asset value as of January 1, 2012 and December 31, 2012 and 2013, respectively.

The valuation techniques and the valuation results of the Level 3 financial assets were reviewed and approved by the management of the Group.

Foreign exchange forward contracts

Foreign exchange forward contracts are measured at fair value using discounted cash flow model, which utilizes observable inputs such as implied forward exchange rates and risk-free interest rates as of the reporting dates.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

26.	Fair Value Measurements (continued)

(4)	Valuation techniques and inputs (continued)

Not measured at fair value

Japanese government bonds

Japanese government bonds are included in held-to-maturity financial assets. The book value of Japanese government bonds are measured at amortized cost, while fair values are measured at observable quoted prices for identical securities as of the reporting dates.

However, as these Japanese government bonds were not actively traded, they were classified as level 2.

Office security deposits, Borrowing arrangement, Office security deposits received under sublease agreement, and Fixed-rate interest long-term borrowings

The fair value of the office security deposits, borrowing arrangement, office security deposits received under sublease agreement and long-term borrowings are calculated by using the discounted cash flow method which utilizes observable inputs such as risk-free interest rates and credit spreads of the Group as of the reporting dates.

27.	Share-Based Payments

The Company has stock option incentive plans for directors and employees. Each stock option represents the right to purchase 500 Company shares at a fixed price of 344 yen per common share for a defined period of time. In the years ended December 31, 2012 and 2013, 28,000 options and 6,861 options, which, upon exercise, are equivalent to 14,000,000 and 3,430,500 common shares, respectively, were granted. The fair value of stock options is determined using the Black-Scholes model, a commonly accepted stock option pricing method. Stock options granted vest after two years from the grant date and are exercisable for a period of eight years from the vesting date. Conditions for vesting and exercise of the stock options require that those who received the allotment of stock options continue to be employed by the Company from the grant date to the vesting date, and from the grant date to the exercise date, respectively, unless otherwise permitted by the board of directors. Refer to Note 33 Subsequent Events for more details on options granted after the reporting date and Note 4 Significant Accounting Judgments, Estimates and Assumptions (f) for more details on the valuation methodology of stock options, and the assumptions used in such valuation.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

27.	Share-Based Payments (continued)

(1)	Movements during the years ended December 31, 2012 and 2013

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, outstanding share options on a per-common-share basis during the year:

	2012 Number (shares)(1)	2012 WAEP (yen per share)	2013 Number (shares)(1)	2013 WAEP (yen per share)
Outstanding at January 1	–	–	14,000,000	344
Granted during the year	14,000,000	344	3,430,500	344
Forfeited during the year	–	–	–	–
Exercised during the year	–	–	–	–
Expired during the year	–	–	–	–

Outstanding at December 31	14,000,000	344	17,430,500	344

Exercisable at December 31	–	–	–	–

(1)	The number of common shares underlying the share options has been adjusted to reflect the effect of the 2014 Stock Split. Refer to Note 24 Earnings per Share for further details.

The weighted average remaining contractual life for the share options outstanding as of December 31, 2012 and 2013 was 10 years and 9 years, respectively.

The exercise price for options granted for the year ended December 31, 2012 and 2013 was 344 yen per common share.

(2)	The following tables list the inputs to the models used for deriving the fair value of the stock options granted for the years ended December 31, 2012 and 2013, respectively:

	2012	2013
Dividend yield	0.0%	0.0%
Expected volatility	60%	67%
Risk-free interest rate	0.3%	0.3%
Expected life of share options (years)	6	6
Weighted average grant date fair value per common share (yen)	233	1,011
Model used	Black-Scholes	Black-Scholes

The weighted average fair value of options granted during the years ended December 31, 2012 and 2013 was 107 yen and 793 yen on a per-common-share basis, respectively.

The expected volatility reflects the assumption that the historical volatility over a period similar to the expected life of the stock options for publicly listed companies that are comparable to the Company and is indicative of future trends, which may not necessarily be the actual outcome.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

27.	Share-Based Payments (continued)

(3)	The expenses recognized in connection with share-based payments during the years ended December 31, 2012 and 2013 are shown in the following table:

	(In thousands of yen)

	2012	2013
Total expenses arising from equity-settled share-based payment transactions	31,152	804,438

There were no cancellations or modifications to the awards in 2012 or 2013.

28.	Related Party Transactions

Note 30 Principal Subsidiaries provides information about the Group’s structure, including details of the subsidiaries and the parent company. The following table provides the total amount of related party transactions entered into during 2012 and 2013.

(1)	Significant related party transactions and outstanding balances with related parties during the year ended December 31, 2012 are as follows:

	(In thousands of yen)

Relationship	Name	Transaction	Transaction amount	Outstanding payable balances
Parent company	NAVER	Guarantee(1)	–	–
Parent company	NAVER	Issuance of shares(2)	15,000,034	–
Parent company	NAVER	Operating expenses(3)	529,339	476,335

(1)	NAVER provided a guarantee for the Group related to the outstanding borrowings of the Group of 2,625,000 thousand yen for the year ended December 31, 2012.

(2)	The Company issued new shares to the parent company on May 25, 2012. Refer to Note 19 Issued Capital and Reserves for more details.

(3)

Prior to LINE Plus’ formation, the Group had an arrangement with NAVER, under which the Group remitted 50% of Sticker sales revenues generated outside Japan to NAVER in exchange for their provision of related sales and marketing services. The payable amount outstanding is unsecured and would be settled in cash.

There was no significant outstanding balance with related parties as of January 1, 2012.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

28.	Related Party Transactions (continued)

(2)	Significant related party transactions and outstanding balances with related parties during the year ended December 31, 2013 are as follows:

	(In thousands of yen)

Relationship	Name	Transaction	Transaction amount	Outstanding payable balances
Parent company	NAVER	Guarantee(1)	–	–
Parent company	NAVER	Non-cash distribution(2)	8,651,680	–
Parent company	NAVER	Cash received in exchange for defined benefit obligation liabilities associated with employees transferred(3)	595,079	–
Parent company	NAVER	Capital contribution(4)	5,887,842	–
Subsidiary of parent company	NAVER Business Platform Corp.	Operating expenses(5), (6)	2,604,318	1,469,137

(1)	NAVER provided a guarantee for the Group related to the outstanding borrowings of the Group of 4,000,000 thousand yen for the year ended December 31, 2013.

(2)

The Group disposed of its Hangame business and related entities by transferring all the related shares to NAVER on April 1, 2013. Refer to Note 23 Discontinued Operations and Non-current Assets Held for Sale for more details.

(3)

LINE Plus was established by the Company and NAVER in 2013. Certain NAVER employees, along with the associated post-employment defined benefit obligations at the time of transfer, were transferred to LINE Plus. LINE Plus received 595,079 thousand yen for assuming such defined benefit obligation liabilities. The significant terms of the defined benefit plans under NAVER and LINE Plus are identical.

(4)

NAVER made an additional capital contribution of 5,887,842 thousand yen for LINE Plus in 2013. NAVER also made an initial capital contribution of 1,365,827 thousand yen prior to the establishment of LINE Plus.

(5)	This subsidiary of the parent company provided data hosting services to the Group.

(6)	The payable amount outstanding is unsecured and will be settled in cash.

(3)	The total compensation of key management personnel for the years ended December 31, 2012 and 2013, was as follows:

	(In thousands of yen)

	2012	2013
Salaries (including bonuses)	108,340	214,463
Share-based payments	31,151	682,036

Total	139,491	896,499

Key management personnel includes directors and corporate auditors of the Company.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

29.	Business Combinations

Acquisition in 2012

Acquisition of LINE Vietnam

LINE Vietnam was acquired by NAVER on February 28, 2012, and such acquisition was accounted for as a business combination by NAVER. In August 2014, LINE Plus, a 60%-owned subsidiary of the Company, acquired 95% of the voting shares of LINE Vietnam from NAVER. The remaining 5% non-controlling interests of LINE Vietnam were acquired by an unrelated third party in Vietnam on the same date.

The acquisition of LINE Vietnam by the Group from NAVER was accounted for as a business combination under common control using the pooling method, and the financial statements of LINE Vietnam were retrospectively consolidated, as if such transaction had occurred on February 28, 2012. As a result of such acquisition, the Group’s 60% ownership interest in LINE Vietnam, and the remaining 40% non-controlling interest held by NAVER were retrospectively reflected in the Group’s financial statements for the years ended December 31, 2012 and 2013.

Assets acquired and liabilities assumed

The fair values of the identifiable assets and liabilities of LINE Vietnam listed below have been retrospectively reflected in the Group’s financial statements, as if the Group acquired LINE Vietnam on February 28, 2012:

(In thousands of yen)

Fair value recognized on acquisition
Assets
Cash and cash equivalents	36,273
Trade receivables, net	1,521
Prepaid expenses	17,723
Property and equipment	65,556
Other assets	14,784

135,857

Liabilities
Trade and other payables	564
Short-term borrowings	62,386
Other liabilities	75,633

138,583

Total identifiable net liabilities at fair value	(2,726)

Goodwill	40,336

Total consideration paid by NAVER in 2012	37,610

37,610 thousand yen represents the total consideration paid by NAVER in 2012 in relation to the acquisition of LINE Vietnam.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

29.	Business Combinations (continued)

Assets acquired and liabilities assumed (continued)

The fair value of the trade receivables was 1,521 thousand yen. The gross contractual amounts of the trade receivables were not materially different from the fair value determined as part of the purchase price allocation. Goodwill of 40,336 thousand yen represented the value of expected synergies arising from the acquisition. As part of the business combination, talent and an assembled workforce was also acquired from LINE Vietnam. However, the assembled workforce did not meet the criteria for recognition as an intangible asset under IAS 38. None of the goodwill recognized was expected to be deductible for income tax purposes.

Cash and cash equivalents of 36,273 thousand yen represents the cash acquired with LINE Vietnam, which was retrospectively included in the Group’s cash flows from investing activities for the year ended December 31, 2012. In addition, revenue of 2,707 thousand yen, and loss of 142,558 thousand yen had been retrospectively included in the Group’s loss before tax from continuing operations for the year ended December 31, 2012. If the combination had taken place on January 1, 2012, revenue from continuing operations and the loss before tax from continuing operations for the Group would have been 6,677,522 thousand yen (unaudited) and 3,013,278 thousand yen (unaudited) for the year ended December 31, 2012, respectively.

Acquisition in 2013

Acquisition of ForSchooner

On April 10, 2013, the Group acquired 100% of the voting shares of ForSchooner, an unlisted company based in Japan specializing in data storage and IT infrastructure solutions. The Group acquired ForSchooner as it was expected to significantly enhance the Group’s IT infrastructure environment and expand the range of services that the Group can offer.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

29.	Business Combinations (continued)

Assets acquired and liabilities assumed

The fair values of the identifiable assets and liabilities of ForSchooner as of the date of acquisition were:

(In thousands of yen)

Fair value recognized on acquisition
Assets
Cash and cash equivalents	41,843
Trade receivables, net	28,322
Property and equipment	2,685
Other assets	16,668

89,518

Liabilities
Trade and other payables	21,429
Deposits received	4,599
Provisions	7,477
Consumption taxes payable	8,958
Loan payables	54,704

97,167

Total identifiable net liabilities at fair value	(7,649)

Goodwill	117,649

Total consideration	110,000

All consideration was paid in cash. The fair value of the trade receivables was 28,322 thousand yen. The gross contractual amounts of the trade receivables were not materially different from the fair value determined as part of the purchase price allocation.

Goodwill of 117,649 thousand yen represented the value of expected synergies arising from the acquisition and was allocated entirely to the data management services segment.

As part of the business combination, the Company also acquired talent and an assembled workforce from ForSchooner. However the assembled workforce did not meet the criteria for recognition as an intangible asset under IAS 38. None of the goodwill recognized was expected to be deductible for income tax purposes.

From the date of acquisition, ForSchooner had contributed 208,958 thousand yen to revenue and 76,256 thousand yen to the profit before tax from continuing operations of the Group. If the combination had taken place on January 1, 2013, revenue from continuing operations would have been 40,423,488 thousand yen (unaudited) and the loss before tax from continuing operations for the Group would have been 7,984,337 thousand yen (unaudited) for the year ended December 31, 2013.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

29.	Business Combinations (continued)

Assets acquired and liabilities assumed (continued)

(In thousands of yen)

Analysis of cash flows on acquisition:
Total consideration related to the acquisition (included in cash flows from operating activities)	(110,000)
Net cash acquired with the subsidiary (included in cash flows from investing activities)	41,843

Net cash flows on acquisition	(68,157)

Transaction costs were expensed and included in operating expenses.

Acquisition of LINE Play

LINE Play was established by NAVER in 2011. The Group acquired LINE Play in 2013 from NAVER. The acquisition of LINE Play by the Group was accounted for as business combinations under common control using the pooling method. As a result, the financial statements of LINE Play were retrospectively consolidated at predecessor carrying values, as if the acquisition of LINE Play had occurred at the beginning of the earliest period presented in the Group’s consolidated financial statements, regardless of the actual date of the combinations.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

30.	Principal Subsidiaries

Information on subsidiaries

The consolidated financial statements of the Group include the following subsidiaries:

			Percentage of ownership
Name	Primary business activities	Country of incorporation	January 1, 2012	December 31, 2012	December 31, 2013
DataHotel(1)	Data storage and IT infrastructure solutions	Japan	100%	100%	100%
ForSchooner(2)	Data storage and IT infrastructure solutions	Japan	–	–	100%
LINE Business Partners Corporation(3)	Online advertisement	Japan	100%	100%	100%
LINE Plus(4)	Global marketing	Korea	–	–	60%
LINE Play(5)	Content sales	Korea	60%	60%	60%
LINE Euro-Americas Corp.(6)	Global marketing	United States of America	–	–	60%
LINE Vietnam(7)	Online advertisement	Vietnam	–	60%	60%
LINE Fukuoka Corp.(8)	Management support	Japan	–	–	100%
NHN Service Technology Corp.(9)	Online and mobile games	China	100%	100%	–
NHST Japan Corp.(9)	Online and mobile games	Japan	100%	100%	–
Sync Corp.(9)	Online and mobile games	Japan	100%	100%	–
Mediator Corp.(9)	Online and mobile games	Japan	100%	100%	–
Hangame Corp.(9)	Online and mobile games	Japan	100%	100%	–
livedoor career Co., Ltd.	Dormant	Japan	100%	100%	100%
NAVER Corp.	Dormant	Japan	100%	100%	100%

(1)	livedoor Co., Ltd. was renamed to DataHotel Co., Ltd. in January 2012.

(2)	ForSchooner was acquired in April 2013. (See Note 29 Business Combinations).

(3)	Jlisting Corp. was renamed to LINE Business Partners Corporation in March 2013.

(4)

LINE Plus was established by the Company and NAVER in February 2013. The initial capital amounted to 3,414,566 thousand yen, of which, 60% or 2,048,739 thousand yen was contributed by the Company, while the remaining 40% or 1,365,827 thousand yen was contributed by NAVER. LINE Plus issued stock to NAVER, the non-controlling shareholder, in exchange for its capital contribution.

(5)	LINE Plus acquired all the shares of LINE Play in September 2013. The acquisition of LINE Play by LINE Plus was accounted for as a business combination under common control.

(6)	LINE Plus established LINE Euro-Americas Corp. in July 2013.

(7)

LINE Plus acquired 95% of the voting shares of LINE Vietnam, a wholly owned subsidiary of NAVER, in August 2014, while the remaining 5% non-controlling interests of LINE Vietnam were acquired by an unrelated third party in Vietnam on the same date. The acquisition of LINE Vietnam by LINE Plus was accounted for as a business combination under common control. As a result, the Group’s consolidated financial statements have been retrospectively restated to reflect the Group’s 60% ownership in LINE Vietnam as if LINE Vietnam acquisition occurred in February 2012. Refer to Note 29 Business Combinations for further details.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

30.	Principal Subsidiaries (continued)

Information on subsidiaries (continued)

(8)	The Company established LINE Fukuoka Corp. in November 2013.

(9)	These companies were disposed of in April 2013.

Ultimate parent company of the Group

The next senior and the ultimate parent company of the Company is NAVER, which is domiciled in Korea and listed on the Korean Stock Exchange.

31.	Proportion of Equity Interest Held by Non-controlling Interests

	(In thousands of yen)

Name	Country of incorporation and operation	January 1, 2012	December 31, 2012	December 31, 2013
LINE Plus	Korea	–	–	40%

The differences between the balances stated below and the non-controlling interest balances noted on the consolidated financial statements are attributable to immaterial non-controlling interest not presented below.

Loss allocated to material non-controlling interest in the year ended December 31, 2013:

(In thousands of yen)

LINE Plus	(5,482,008)

Accumulated balances of material non-controlling interest as of December 31, 2013:

(In thousands of yen)

LINE Plus	2,015,402

Summarized financial information related to the subsidiary is provided below. This information is based on amounts before inter-company eliminations.

Statement of Profit or Loss:

(In thousands of yen)

LINE Plus
2013
Revenues	9,238,334
Loss for the year	(13,760,951)
Total comprehensive loss for the year	(13,394,253)

LINE Corporation

Notes to Consolidated Financial Statements (continued)

31.	Proportion of Equity Interest Held by Non-controlling Interests (continued)

Statement of Financial Position:

(In thousands of yen)

LINE Plus
December 31, 2013
Current assets	15,798,037
Non-current assets	1,654,784
Current liabilities	11,916,156
Non-current liabilities	1,161,461

Statement of Cash Flows:

(In thousands of yen)

LINE Plus
2013
Operating	(10,658,718)
Investing	(1,506,941)
Financing	14,395,687

Net increase in cash and cash equivalents	2,230,028

Cash and cash equivalents at the beginning of year	3,414,566

Effect of exchange rate fluctuations on cash and cash equivalents	78,007

Cash and cash equivalents at the end of year	5,722,601

32.	Investments in Associates

(1)	Details of investments in the Group’s significant associates are as follows:

							(In thousands of yen)

	Primary business activities	Country of incorporation	January 1, 2012		December 31, 2012		December 31, 2013
			Percentage of ownership	Carrying amount	Percentage of ownership	Carrying amount	Percentage of ownership	Carrying amount
LINE Project Production Partnership(1)	Animation production	Japan	–	–	–	–	50.00%	59,250
Smartphone Contents Investment Limited Partnership(2)	Venture capital fund	Japan	49.95%	37,281	49.95%	95,710	–	–

(1)	The Company has a 50% ownership interest in LINE Project Production Partnership (“LINE Project”) as of December 31, 2013. As the Company does not control and direct the daily activities of LINE

LINE Corporation

Notes to Consolidated Financial Statements (continued)

32.	Investments in Associates (continued)

Project, the Company has determined that it does not have control over LINE Project. The Company does not consolidate LINE Project and accounts for its ownership in LINE Project using the equity method.

(2)	The investment was disposed in April 2013.

(2)	Financial information on the Group’s investment in the associates is summarized as follows:

(In thousands of yen)

LINE Project
December 31, 2013
Current assets	128,104
Current liabilities	9,605
Equity	118,499
Proportion of the Group’s ownership	50%

Group’s share of equity	59,250

Carrying amount of the interests	59,250

LINE Project
2013
Revenue	159,900
Loss for the year from continuing operations	485,670
Other comprehensive income for the year, net of tax	–

Total comprehensive income for the year, net of tax	485,670

Group’s share of loss for the year	242,835

LINE Corporation

Notes to Consolidated Financial Statements (continued)

32.	Investments in Associates (continued)

	(In thousands of yen)

	Smartphone Contents Investment Limited Partnership	Smartphone Contents Investment Limited Partnership
	January 1, 2012	December 31, 2012
Current assets	33,427	50,645
Current liabilities	20	7,245
Equity	74,637	191,611
Proportion of the Group’s ownership	49.95%	49.95%

Group’s share of equity	37,281	95,710

Carrying amount of the interests	37,281	95,710

	Smartphone Contents Investment Limited Partnership
	2012
Revenue	19,959
Loss for the year from continuing operations	3,146

Other comprehensive income for the year, net of tax	–

Total comprehensive income for the year, net of tax	3,146

Group’s share of loss for the year	1,571

The Company had no contingent liabilities or capital commitments relating its associates as of January 1, 2012 and December 31, 2012 and 2013.

33.	Subsequent Events

Stock option grants

On February 5, 2014 the board of directors authorized the grant of 3,650 stock options to directors and employees of the Group which, upon exercise, are equivalent to 1,825,000 common shares. These options were granted on February 7, 2014. The Group’s stock options represent the right to purchase shares at a fixed price, 1,320 yen per common share, for a specific period of time. The fair value of the stock options granted was 575 yen on a per-common share basis. The granted options will vest two years from the grant date and will be exercisable for a period of eight years. Conditions for vesting and exercise of the stock options require that those who received the allotment of stock options continue to be employed by the Group from the grant date to the vesting date, and from the grant date to the exercise date, respectively, unless otherwise permitted by the board of directors.

On August 1, 2014, the board of directors authorized the grant of 1,505 stock options to employees of the Group which, upon exercise, are equivalent to 752,500 common shares. These options were granted on August 8, 2014. The weighted average fair value of the options granted is 2,310 yen per common share. The terms and conditions are substantially the same of those authorized on February 5, 2014.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

33.	Subsequent Events (continued)

On September 30, 2014, the board of directors authorized the grant of 705 stock options to employees of the Group which, upon exercise, are equivalent to 352,500 common shares. These options were granted on October 31, 2014. The terms and conditions are substantially the same of those authorized on February 5, 2014.

Establishment of a subsidiary

On July 28, 2014, the board of directors of the Company authorized the establishment of a subsidiary, LINE C&I Corporation (“LINE C&I”). Subsequently, on August 1, 2014, the Group established LINE C&I, a wholly owned subsidiary with initial capital of approximately 5,231,000 thousand yen. LINE C&I is incorporated in Korea, and plans to make small scale investments and to acquire and manage intellectual properties that are expected to benefit the operations of the Group.

On August 5, 2014, the board of directors of the Company authorized the establishment of subsidiaries, LINE GAME Global Gateway L.P. and its management company, LINE Ventures Corporation (“LINE Ventures”). On October 1, 2014 The Company entered into and formed a limited partnership of LINE GAME Global Gateway L.P. with capital of up to approximately 10,000,000 thousand yen. On September 12, 2014, the Company established LINE Ventures with capital of 10,000 thousand yen. Both subsidiaries are incorporated in Japan. LINE GAME Global Gateway and LINE Ventures plan to invest in game developing companies and game content related rights.

Short-term borrowing

On July 31, 2014 the Group obtained an unsecured short-term loan in the amount of 13,000,000 thousand yen, with an interest rate of 0.3% per annum and a maturity date of December 30, 2014. The loan was obtained to finance a newly established subsidiary and to repay capital contributed from NAVER to LINE Plus, in connection with the LINE Plus Capital Reduction explained below.

LINE Plus Capital Reduction

On August 1, 2014, the board of directors of NAVER and the board of directors of the Company approved the reduction of LINE Plus capital contributed to date by NAVER which, upon completion, would result in the Company owning 100% of the equity capital in LINE Plus (the “LINE Plus Capital Reduction”). NAVER had made a cumulative capital contribution of 7,253,669 thousand yen to LINE Plus as of August 1, 2014. Pursuant to the approval of the LINE Plus Capital Reduction, LINE Plus was obligated to repay such entire amount of contributed capital to NAVER. LINE Plus paid NAVER 80 billion Korean won, or 8,288,000 thousand yen, upon the closing of this transaction on September 5, 2014.

Entry into Agreement to Acquire MixRadio

On December 18, 2014, the Company entered into a business sale agreement with Microsoft Mobile Oy, pursuant to which the Company will acquire substantially all of the seller’s assets relating to, connected with, required for or used in its MixRadio business, a free personal music streaming service. As consideration for the acquisition, the Company will pay US$40 million in cash, subject to certain adjustments, and will assume certain liabilities of the seller related to the MixRadio business. The closing of this transaction, which is subject to the satisfaction of certain customary conditions, is expected to occur in the first quarter of 2015.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

34.	Adoption of IFRS

The Group’s consolidated financial statements for the year ended December 31, 2013 are the first consolidated financial statements prepared in accordance with IFRS. For periods up to and including the year ended December 31, 2012, the Group prepared its consolidated financial statements in accordance with Japanese generally accepted accounting principles (J-GAAP). Accordingly, the Group has prepared consolidated financial statements that comply with IFRSs applicable to periods ending on or after December 31, 2013, together with comparative consolidated financial statements as of and for the year ended December 31, 2012, as described in the accounting policies. In preparing these consolidated financial statements, the Group opening Consolidated Statement of Financial Position was prepared as of January 1, 2012, the Group date of transition to IFRS. This note explains the principal adjustments made by the Group in retrospectively applying IFRS to its J-GAAP Consolidated Statement of Financial Position as of January 1, 2012 and its J-GAAP consolidated financial statements as of and for the year ended December 31, 2012. The Group will continue preparing its consolidated financial statements in accordance with J-GAAP for local reporting purposes.

Exemptions applied

IFRS 1 “First-time Adoption of International Financial Reporting Standards” allows first-time adopters certain exemptions from the retrospective application of certain IFRSs.

The Group has applied the following exemptions:

Business Combinations

IFRS 3 “Business Combinations” has not been applied to acquisitions of subsidiaries, which are considered businesses for IFRS, or of interests in associates and joint ventures that occurred before January 1, 2012.

Foreign currency translation adjustments

The Group has elected to reset the cumulative currency translation differences for all foreign operations to zero as of January 1, 2012, the IFRS transition date.

Designation of previously recognized financial instruments as available-for-sale financial assets

The Group has designated its financial assets as available-for-sale financial assets at the date of transition to IFRS.

Reconciliations

The reconciliations below present the main impacts following the transition from J-GAAP to IFRS on the Company’s Consolidated Statements of Financial Position, Consolidated Statements of Comprehensive Income, and Consolidated Statements of Cash Flows.

“Reclassification” refers to reclassifications made to conform with IFRS presentation standards, which do not have any impact on retained earnings or comprehensive loss.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

34.	Adoption of IFRS (continued)

I.	Reconciliation of assets, liabilities and net assets

Reconciliation of assets, liabilities and net assets as of January 1, 2012 (date of transition to IFRS)

(In thousands of yen)

Accounts under J-GAAP	J-GAAP	Reclassification	Impact of transition to IFRS	IFRS	Notes	Accounts under IFRS
Current assets						Current assets
Cash and cash equivalents	5,693,858	(2,198,252)	292,253	3,787,859	(b)	Cash and cash equivalents
Trade receivables	4,111,870	520,151	48,854	4,680,875		Trade and other receivables
Securities	200,979	2,198,251	–	2,399,230		Other financial assets, current
Deferred tax assets – current	87,770	(87,770)	–	–
Other	1,389,217	(598,174)	22,748	813,791	(b)	Other current assets
Allowance for doubtful accounts	(78,024)	78,024	–	–

Total current assets	11,405,670	(87,770)	363,855	11,681,755		Total current assets
Non-current assets						Non-current assets
Property and equipment	2,245,210	–	38,124	2,283,334	(b),(c)	Property and equipment
Goodwill	2,578,023	–	–	2,578,023	(d)	Goodwill
Other intangible assets	771,348	–	(114,622)	656,726	(e)	Other intangible assets
Held-to-maturity investments	220,341	(220,341)	–	–
Investment securities	172,185	(134,904)	–	37,281		Investments in associates
	–	1,930,836	14,855	1,945,691		Other financial assets, non-current
Deferred tax assets – non-current	6,751	87,770	25,441	119,962	(g)	Deferred tax assets
Deposits	1,588,905	(1,588,905)	–	–
Other	438,530	(152,963)	(14,259)	271,308	(b)	Other non-current assets
Allowance for doubtful accounts	(166,277)	166,277	–	–

Total non-current assets	7,855,016	87,770	(50,461)	7,892,325		Total non-current assets

Total assets	19,260,686	–	313,394	19,574,080		Total assets

Current liabilities						Current liabilities
Trade payables	1,474,133	1,737,265	33,635	3,245,033	(b)	Trade and other payables
Accounts payables	1,756,968	(1,756,968)	–	–
Accrued expenses	455,396	(455,396)	–	–
Advances received	517,982	(517,982)	–	–
Short-term borrowings	1,700,000	(1,700,000)	–	–
Current portion of long-term debt	3,250,000	2,058,903	4,962	5,313,865		Other financial liabilities, current
Income tax payables	99,549	–	–	99,549		Income tax payables
Accrued bonuses	386,800	(386,800)	–	–
Promotional virtual credits reserves	325,898	198,333	–	524,231		Provisions, current
Other	726,455	822,645	890,600	2,439,700	(b),(f),(i)	Other current liabilities

Total current liabilities	10,693,181	–	929,197	11,622,378		Total current liabilities
Non-current liabilities						Non-current liabilities
Long-term debt	2,625,000	23,105	–	2,648,105		Other financial liabilities, non-current
Deferred tax liabilities	195,582	–	(54,158)	141,424	(g)	Deferred tax liabilities
Promotional virtual credits reserves	120,316	112,300	4,050	236,666	(b)	Provisions, non-current
Asset retirement obligations	112,300	(112,300)	–	–
	–	–	39,397	39,397	(b)	Post-employment benefits
Other	24,134	(23,105)	–	1,029		Other non-current liabilities

Total non-current liabilities	3,077,332	–	(10,711)	3,066,621		Total non-current liabilities

Total liabilities	13,770,513	–	918,486	14,688,999		Total liabilities

Net assets						Shareholder’s equity
Share capital	5,096,181	–	–	5,096,181		Share capital
Share premium	5,161,190	–	177,831	5,339,021	(b),(h),(i)	Share premium
Retained earnings	(4,728,311)	–	(925,632)	(5,653,943)	(a)	Accumulated deficit
Accumulated other comprehensive income (loss)	(38,887)	–	38,887	–		Accumulated other comprehensive income
			–	4,781,259		Equity attributable to the shareholder of the Company

			103,822	103,822	(b),(j)	Non-controling interests

Total net assets	5,490,173	–	(605,092)	4,885,081		Total shareholder’s equity

Total liabilities and net assets	19,260,686	–	313,394	19,574,080		Total liabilities and shareholder’s equity

LINE Corporation

Notes to Consolidated Financial Statements (continued)

34.	Adoption of IFRS (continued)

I.	Reconciliation of assets, liabilities and net assets (continued)

Reconciliation of assets, liabilities and net assets as of December 31, 2012

	(In thousands of yen)

Accounts under J-GAAP	J-GAAP	Reclassification	Impact of transition to IFRS	IFRS	Notes	Accounts under IFRS
Current assets						Current assets
Cash and cash equivalents	8,798,516	(1,925,065)	279,095	7,152,546	(b),(j)	Cash and cash equivalents
Trade receivables	6,965,041	1,011,009	31,239	8,007,289	(b),(j)	Trade and other receivables
Securities	899,884	2,425,065	–	3,324,949		Other financial assets, current
Deferred tax assets – current	150,909	(150,909)	–	–
Other	2,423,098	(1,550,620)	68,240	940,718	(b),(j)	Other current assets
Allowance for doubtful accounts	(39,611)	39,611	–	–

Total current assets	19,197,837	(150,909)	378,574	19,425,502		Total current assets

Non-current assets						Non-current assets
Property and equipment	7,664,218	–	(160,317)	7,503,901	(b),(c),(j)	Property and equipment
Goodwill	2,291,460	–	344,614	2,636,074	(d),(j)	Goodwill
Other intangible assets	868,535	–	(156,822)	711,713	(b),(e),(j)	Other intangible assets
Investment securities	702,036	(606,326)	–	95,710		Investments in associates
	–	1,947,705	(17,336)	1,930,369	(j)	Other financial assets, non-current
Guarantee deposits	90,163	(90,163)	–	–
Deferred tax assets – non-current	31,609	150,909	137,924	320,442	(g)	Deferred tax assets
Other	1,955,340	(1,464,328)	(14,257)	476,755	(b),(j)	Other non-current assets
Allowance for doubtful accounts	(213,112)	213,112	–	–

Total non-current assets	13,390,249	150,909	133,806	13,674,964		Total non-current assets

Total assets	32,588,086	–	512,380	33,100,466		Total assets

Current liabilities						Current liabilities
Trade payables	2,096,576	2,222,001	68,890	4,387,467	(b),(j)	Trade and other payables
Accounts payables	2,254,517	(2,254,517)	–	–
Accrued expenses	1,308,181	(1,308,181)	–	–
Advances received	873,429	(873,429)	–	–
Short-term borrowings	220,332	(220,332)	–	–
Current portion of long-term debt	2,625,000	572,307	167,855	3,365,162	(b)	Other financial liabilities, current
Income tax payables	92,850	–	–	92,850		Income tax payables
Accrued bonuses	457,558	(457,558)	–	–
Promotional virtual credits reserves	75,705	–	(29,303)	46,402		Provisions, current
Other	563,943	2,319,709	1,147,022	4,030,674	(b),(f),(i)	Other current liabilities

Total current liabilities	10,568,091	–	1,354,464	11,922,555		Total current liabilities

Non-current liabilities						Non-current liabilities
	–	2,964	–	2,964		Other financial liabilities, non-current
Deferred tax liabilities	343,444	–	(217,106)	126,338	(g)	Deferred tax liabilities
Promotional virtual currency reserves	129,911	659,326	4,859	794,096	(b)	Provisions, non-current
Asset retirement obligations	659,326	(659,326)	–	–
			89,186	89,186	(b)	Post-employment benefits
Other	2,964	(2,964)	–	–		Other non-current liabilities

Total non-current liabilities	1,135,645	–	(123,061)	1,012,584		Total non-current liabilities

Total liabilities	11,703,736	–	1,231,403	12,935,139		Total liabilities

Net assets						Shareholder’s equity
Share capital	12,596,198	–	–	12,596,198		Share capital
Share premium	12,661,207	–	426,274	13,087,481	(b),(h),(i),(j)	Share premium
Retained earnings	(4,375,774)	–	(1,263,553)	(5,639,327)	(a),(j)	Accumulated deficit
Accumulated other comprehensive income (loss)	2,719	–	36,367	39,086	(b),(j)	Accumulated other comprehensive income
				20,083,438		Equity attributable to the shareholder of the Company

			81,889	81,889	(b),(j)	Non-controlling interests

Total net assets	20,884,350	–	(719,023)	20,165,327		Total shareholder’s equity

Total liabilities and net assets	32,588,086	–	512,380	33,100,466		Total liabilities and shareholder’s equity

LINE Corporation

Notes to Consolidated Financial Statements (continued)

34.	Adoption of IFRS (continued)

I.	Reconciliation of assets, liabilities and net assets (continued)

Reconciliation of assets, liabilities and net assets as of December 31, 2013

	(In thousands of yen)

Accounts under J-GAAP	J-GAAP	Reclassification	Impact of transition to IFRS	IFRS	Notes	Accounts under IFRS
Current assets						Current assets
Cash and cash equivalents	14,084,910	(740,000)	17,174	13,362,084	(j)	Cash and cash equivalents
Trade receivables	10,901,395	891,729	21,954	11,815,078	(j)	Trade and other receivables
Securities	–	740,000	–	740,000		Other financial assets, current
Deferred tax assets – current	1,525,895	(1,525,895)	–	–
Other	2,006,496	(927,984)	76,566	1,155,078	(j)	Other current assets
			71,387	71,387	(i)	Non-current assets classified as held for sale
Allowance for doubtful accounts	(36,255)	36,255	–	–

Total current assets	28,482,441	(1,525,895)	187,081	27,143,627		Total current assets

Non-current assets						Non-current assets
Property and equipment	8,254,577	–	(143,983)	8,110,594	(c),(j)	Property and equipment
Goodwill	2,267,440	–	415,868	2,683,308	(d)	Goodwill
Other intangible assets	280,048	–	(45,384)	234,664	(e),(j)	Other intangible assets
Investment securities	1,508,506	(1,465,772)	16,516	59,250		Investments in associates
	–	5,250,743	85,632	5,336,375	(j)	Other financial assets, non-current
Guarantee deposits	2,341,620	(2,341,620)	–	–
Deferred tax assets – non-current	642,370	1,525,895	190,898	2,359,163	(g)	Deferred tax assets
Other	1,561,308	(1,467,429)	(14,999)	78,880	(j)	Other non-current assets
Allowance for doubtful accounts	(24,078)	24,078	–	–

Total non-current assets	16,831,791	1,525,895	504,548	18,862,234		Total non-current assets

Total assets	45,314,232	–	691,629	46,005,861		Total assets

Current liabilities						Current liabilities
Trade payables	1,102,810	6,693,620	38,753	7,835,183	(j)	Trade and other payables
Accounts payables	6,655,578	(6,655,578)	–	–
Accrued expenses	3,325,795	(3,325,795)	–	–
Advances received	2,333,024	(2,333,024)	–	–
Short-term borrowings	8,896,300	(8,896,300)	–	–
Current portion of corporate bonds	495,000	10,612,526	305,120	11,412,646	(j)	Other financial liabilities, current
Income tax payables	3,012,764	(38,041)	–	2,974,723		Income tax payables
Accrued bonuses	405,297	(405,297)	–	–
Promotional virtual credits reserves	32,279	–	–	32,279		Provisions, current
Other	2,096,387	4,347,889	412,050	6,856,326	(f)	Other current liabilities

Total current liabilities	28,355,234	–	755,923	29,111,157		Total current liabilities

Non-current liabilities						Non-current liabilities
Corporate bonds	1,005,000	846,454	–	1,851,454		Other financial liabilities, non-current
Deferred tax liabilities	2,628	–	(2,628)	–	(g)	Deferred tax liabilities
Asset retirement obligations	734,064	–	–	734,064		Provisions, non-current
Provision for retirement benefits	1,322,980	–	–	1,322,980		Post-employment benefits
Other	846,454	(846,454)	–	–		Other non-current liabilities

Total non-current liabilities	3,911,126	–	(2,628)	3,908,498		Total non-current liabilities

Total liabilities	32,266,360	–	753,295	33,019,655		Total liabilities

Net assets						Shareholder’s equity
Share capital	12,596,198	–	–	12,596,198		Share capital
Share premium	3,345,589	44,634	1,588,349	4,978,572	(b),(h),(i),(j)	Share premium
Retained earnings	(4,889,757)	–	(1,602,989)	(6,492,746)	(a),(j)	Accumulated deficit
Accumulated other comprehensive income (loss)	209,204	–	77,811	287,015	(j)	Accumulated other comprehensive income

				11,369,039		Equity attributable to the shareholder of the Company

Stock acquisition rights	44,634	(44,634)	–	–
Minority interests	1,742,004	–	(124,837)	1,617,167	(j)	Non-controlling interests

Total net assets	13,047,872	–	(61,666)	12,986,206		Total shareholder’s equity

Total liabilities and net assets	45,314,232	–	691,629	46,005,861		Total liabilities and shareholder’s equity

LINE Corporation

Notes to Consolidated Financial Statements (continued)

34.	Adoption of IFRS (continued)

II.	Reconciliation of total comprehensive income or loss

Reconciliation of total comprehensive income for the year ended December 31, 2012

	(In thousands of yen)

Accounts under J-GAAP	J-GAAP	Reclassification	Impact of transition to IFRS	IFRS	Notes	Accounts under IFRS
						Revenues and other income:
Revenues	31,357,354	–	(24,684,136)	6,673,218	(b),(i),(j)	Revenues
	–	160,388	(66,485)	93,903	(i),(j)	Other operating income

	31,357,354	160,388	(24,750,621)	6,767,121		Total revenues and other income
						Operating expenses
Cost of sales	(20,104,506)	20,104,506	–	–
Selling, general and administrative expenses	(10,685,755)	10,685,755	–	–
	–	(7,418,359)	5,441,454	(1,976,905)	(b),(i)	Payment processing and licensing expenses
	–	(10,436,724)	6,507,922	(3,928,802)	(b),(f) (h),(i),(j)	Employee compensation expenses
	–	(2,432,778)	1,833,655	(599,123)	(b),(i)	Marketing expenses
	–	(2,012,783)	1,629,658	(383,125)	(b),(i)	Infrastructure and communication expenses
	–	(2,851,533)	1,823,037	(1,028,496)	(b),(i),(j)	Authentication and other service expenses
	–	(1,895,466)	1,090,321	(805,145)	(b),(c),(d), (e),(i),(j)	Depreciation and amortization expenses
	–	(4,255,950)	3,012,925	(1,243,025)	(b),(i),(j)	Other operating expenses

	(30,790,261)	(513,332)	21,338,972	(9,964,621)		Total operating expenses

Results from operating activities	567,093	(352,944)	(3,411,649)	(3,197,500)		Loss from operating activities

Non-operating income	418,605	(418,605)	–	–
Non-operating expenses	(170,789)	170,789	–	–
Extraordinary income	78,806	(78,806)	–	–
Extraordinary loss	(421,489)	421,489	–	–
	–	97,145	(26,911)	70,234	(b),(i),(j)	Finance income
	–	(77,374)	4,006	(73,368)	(b),(i),(j)	Finance costs
	–	(1,571)	1,571	–		Share of loss of associates
	–	239,877	(5,878)	233,999		Gain/(loss) on foreign currency transactions, net
	–	–	(36,779)	(36,779)		Other non-operating expenses

Profit before income taxes and minority interests	472,226	–	(3,475,640)	(3,003,414)		Loss before tax from continuing operations

Income tax expenses	(119,689)	–	105,159	(14,530)	(g),(i)	Income tax benefits

				(3,017,944)		Loss for the year from continuing operations

			2,832,223	2,832,223	(i)	Profit from discontinued operations, net of tax

Net income before minority interests	352,537	–	(538,258)	(185,721)		Loss for the year

Net income	352,537	–	(337,921)	14,616	(i)	Attributable to: The shareholder of the Company
			(200,337)	(200,337)	(j)	Non-controlling interest

Net income before minority interests	352,537	–	(538,258)	(185,721)

LINE Corporation

Notes to Consolidated Financial Statements (continued)

34.	Adoption of IFRS (continued)

II.	Reconciliation of total comprehensive income or loss (continued)

	(In thousands of yen)

Accounts under J-GAAP	J-GAAP	Reclassification	Impact of transition to IFRS	IFRS	Notes	Accounts under IFRS
Other comprehensive income						Other comprehensive income
						Items that will not be reclassified to profit or loss:
			(15,142)	(15,142)	(b)	Remeasurement of defined benefits
						Items that may be reclassified to profit or loss:
						Available-for-sale financial assets:
			(36,779)	(36,779)		Net change in fair value of available-for-sale financial assets
			36,779	36,779		Reclassification adjustments for net change in fair value of available-for-sale financial assets
						Exchange differences on translation of foreign operations:
Exchange differences on transaction of foreign operations	41,606	–	11,087	52,693	(b),(j)	Gains arising during the year

Total other comprehensive income	41,606	–	(4,055)	37,551		Total other comprehensive income for the year, net of tax

Comprehensive income	394,143	–	(542,313)	(148,170)		Total comprehensive loss for the year, net of tax

						Attributable to:
Comprehensive income	394,143		(340,441)	53,702		The shareholder of the Company
			(201,872)	(201,872)		Non-controlling interests

LINE Corporation

Notes to Consolidated Financial Statements (continued)

34.	Adoption of IFRS (continued)

II.	Reconciliation of total comprehensive income or loss (continued)

Reconciliation of total comprehensive income for the year ended December 31, 2013

						(In thousands of yen)

Accounts under J-GAAP	J-GAAP	Reclassification	Impact of transition to IFRS	IFRS	Notes	Accounts under IFRS
						Revenues and other operating income:
Revenues	51,518,153	–	(11,163,035)	40,355,118	(b),(i)	Revenues
	–	753,233	(683,589)	69,644	(i),(j)	Other operating income

	51,518,153	753,233	(11,846,624)	40,424,762		Total revenues and other operating income
						Operating expenses
Cost of sales	(22,418,480)	22,418,480	–	–
Selling, general and administrative expenses	(33,733,521)	33,733,521	–	–
	–	(11,626,535)	1,896,296	(9,730,239)	(b),(i)	Payment processing and licensing expense
	–	(9,875,772)	1,415,559	(8,460,213)	(b),(f) (h),(i),(j)	Employee compensation expenses
	–	(18,330,553)	1,116,973	(17,213,580)	(b),(i),(j)	Marketing expenses
	–	(3,214,068)	1,531,701	(1,682,367)	(b),(i),(j)	Infrastructure and communication expenses
	–	(5,585,391)	757,641	(4,827,750)	(b),(i),(j)	Authentication and other service expenses
	–	(2,545,817)	1,213,601	(1,332,216)	(b),(c),(d) (e),(i),(j)	Depreciation and amortization expenses
	–	(5,186,609)	950,123	(4,236,486)	(b),(i),(j)	Other operating expenses

	(56,152,001)	(212,744)	8,881,894	(47,482,851)		Total operating expenses

Results from operating activities	(4,633,848)	540,489	(2,964,730)	(7,058,089)		Loss from operating activities

Non-operating income	136,314	(136,314)	–	–
Non-operating expenses	(919,554)	919,554	–	–
Extraordinary income	704,707	(704,707)	–	–
Extraordinary loss	(118,022)	118,022	–	–
	–	66,677	816	67,493	(b),(i)	Finance income
	–	(51,421)	12,114	(39,307)	(b),(i)	Finance costs
	–	(259,351)	16,516	(242,835)		Share of loss of associates
	–	(552,102)	(55,085)	(607,187)	(j)	Gain/(loss) on foreign currency transactions, net
	–	21,111	(13,935)	7,176		Other non-operating income

Loss before income taxes and minority interests	(4,830,403)	(38,042)	(3,004,304)	(7,872,749)		Loss before tax from continuing operations

Income tax expenses	(768,649)	38,042	1,052,081	321,474	(g),(i)	Income tax benefits

				(7,551,275)		Loss for the year from continuing operations

			1,305,128	1,305,128	(i)	Profit from discontinued operations, net of tax

Net loss before minority interests	(5,599,052)	–	(647,095)	(6,246,147)		Loss for the year

Net loss	(92,063)	–	(436,866)	(528,929)	(i)	Attributable to: The shareholder of the Company
Minority interests in loss	(5,506,989)	–	(210,229)	(5,717,218)	(j)	Non-controlling interest

Net loss before minority interests	(5,599,052)	–	(647,095)	(6,246,147)		Loss for the year

Other comprehensive income						Other comprehensive income
						Items that will not be reclassified to profit or loss:
			24,690	24,690	(b)	Remeasurement of defined benefits
						Items that may be reclassified to profit or loss:
						Available-for-sale financial assets:

LINE Corporation

Notes to Consolidated Financial Statements (continued)

34.	Adoption of IFRS (continued)

II.	Reconciliation of total comprehensive income or loss (continued)

						(In thousands of yen)

Accounts under J-GAAP	J-GAAP	Reclassification	Impact of transition to IFRS	IFRS	Notes	Accounts under IFRS
			109,882	109,882		Net change in fair value of available-for-sale financial assets
						Exchange differences on translation of foreign operations:
Exchange differences on transaction of foreign operations	348,673	–	31,776	380,449	(b),(j)	Gains arising during the year
			(39,162)	(39,162)		Income tax relating to items that may be reclassified subsequently to profit or loss

Total other comprehensive income	348,673	–	127,186	475,859		Total other comprehensive income for the year, net of tax

Comprehensive loss	(5,250,379)	–	(519,909)	(5,770,288)		Total comprehensive loss for the year, net of tax

Comprehensive income attributable to the shareholder	117,141	–	(313,183)	(196,042)		Attributable to: The shareholder of the Company Non-controlling interests
Comprehensive loss attributable to minority	(5,367,520)	–	(206,726)	(5,574,246)

Notes to the reconciliation

GAAP adjustments that affected multiple accounts

(a)	Retained earnings

The adjustments to retained earnings are as follows:

(In thousands of yen)

	Date of transition to IFRS
	January 1, 2012	December 31, 2012	December 31, 2013
Acquisition of LINE Play (Note (b))	(46,766)	(264,111)	(428,109)
Depreciation (Note (c))	19,000	(410,534)	(257,915)
Amortization of intangible assets (Notes (d) and (e))	(117,497)	142,924	650,959
Accrued paid vacations (Note (f))	(551,485)	(664,918)	(660,493)
Deferred taxes (Note (g))	79,599	355,030	241,875
Share-based payments (Note (h))	–	(31,152)	(787,469)
Discontinued operations (Note (i))	–	–	27,824
Acquisition of LINE Vietnam (Note (j))	–	(85,535)	(360,640)
Other	(308,483)	(305,257)	(29,021)

Total adjustment to retained earnings	(925,632)	(1,263,553)	(1,602,989)

LINE Corporation

Notes to Consolidated Financial Statements (continued)

34.	Adoption of IFRS (continued)

II.	Reconciliation of total comprehensive income or loss (continued)

(b)	Acquisition of LINE Play

The Group acquired LINE Play in 2013 from NAVER, its parent company. Under IFRS, the acquisition of LINE Play by the Group was accounted for as a business combination under common control using the pooling method. The financial statements of LINE Play were retrospectively consolidated from January 1, 2012 under IFRS. On the other hand, financial statement of LINE Play was only consolidated in the year of acquisition under J-GAAP. As a result, the financial statements of LINE Play were retrospectively consolidated as part of the Group’s consolidated financial statements as if such transaction had occurred at the beginning of the earliest period presented in the consolidated financial statements, regardless of the actual date of the combination; while such financial statements were included in the Group’s J-GAAP consolidated financial statements for the year ended December 31, 2013 only. Refer to Note 29 Business Combinations for more details.

The adjustments to acquisition of LINE Play are as follows:

	(In thousands of yen)

	Date of transition to IFRS
	January 1, 2012	December 31, 2012	December 31, 2013
Total assets	345,523	214,387	–
Total liabilities	85,967	329,252	–

		2012	2013
Loss before tax		(360,659)	(191,782)

(c)	Depreciation

IFRS requires useful lives of property and equipment to be estimated on a basis, where factors such as expected usage of the asset, expected physical wear and tear, and technical or commercial obsolescence arising from a change in the market demand for the product or service output of the asset are taken into consideration when applicable. On the other hand, J-GAAP only requires useful lives to be estimated within a reasonable range. Upon adoption of IFRS, the Group estimated the useful lives of the property and equipment in accordance with IFRS, and as a result, useful lives of certain property and equipment differed under the two accounting principles. The related adjustments have been recorded in accordance with IFRS, where there are net decreases in the property and equipment balances and net increases in depreciation expenses under IFRS.

(d)	Goodwill amortization

The J-GAAP to IFRS adjustment related to goodwill amortization is mainly attributable to the different accounting treatment of goodwill under J-GAAP and IFRS. Under J-GAAP, goodwill must be amortized within 20 years using the straight line method or any other rational method. When there is an indicator that goodwill is impaired, an impairment test must be performed. On the other hand, goodwill is not amortized

LINE Corporation

Notes to Consolidated Financial Statements (continued)

34.	Adoption of IFRS (continued)

II.	Reconciliation of total comprehensive income or loss (continued)

but is subject to an impairment review each reporting period and whenever an indicator of impairment exists under IFRS. As such, goodwill amortization expenses recorded under J-GAAP have been reversed to comply with IFRS.

(e)	Customer relationships amortization

The J-GAAP to IFRS adjustment related to customer relationship amortization is mainly attributable to the different accounting standards in respect of amortization methods under J-GAAP and IFRS. Under IFRS, the amortization method is regarded as an accounting estimate. An entity is required to estimate the amortization method to reflect the pattern in which the asset’s future economic benefits are expected to be consumed by the entity. However, under J-GAAP, the amortization method is regarded as an accounting policy. The Group estimated the amortization method of customer relationships to comply with IFRS. As a result of accelerated amortization, net intangible assets decreased under IFRS.

(f)	Accrued paid vacation

Accrued paid vacation liabilities are not recognized under J-GAAP, as there are no specific accounting standards in respect of paid vacation liabilities. On the other hand, provisions for accrued paid vacation must be recognized under IFRS. As such, accrued paid vacation liabilities have been recorded in accordance with IFRS.

(g)	Deferred taxes

The adjustment from J-GAAP to IFRS related to deferred taxes is mainly attributable to the following two reasons:

Increase in deferred tax assets

As noted above, accrued paid vacation liabilities are not recognized under J-GAAP, while such liabilities must be recognized under IFRS. Deferred tax assets have been recorded as a result of such deductible temporary difference under IFRS.

Decrease in deferred tax liabilities

Under J-GAAP, taxable temporary differences in relation to restoration obligations for operating lease properties are recognized. On the other hand, such taxable temporary differences are not allowed under IFRS. As such, deferred tax liabilities recorded as a result of such taxable temporary differences have been derecognized under IFRS.

(h)	Share-based payments

Under J-GAAP, the value of the equity-settled stock options granted is valued based on the estimated intrinsic value per option. Under IFRS, the value of the stock options is measured at fair value, which includes both intrinsic value and time value. The Group values equity-settled stock options at intrinsic value under J-GAAP, while it values equity-settled stock options at fair value under IFRS. As such, additional share-based payments expenses have been recorded under IFRS.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

34.	Adoption of IFRS (continued)

II.	Reconciliation of total comprehensive income or loss (continued)

(i)	Discontinued operations

There are no specific accounting standards in respect of the presentation of discontinued operations under J-GAAP. On the other hand, post-tax profit or loss from discontinued operations attributable to the shareholder of the Company, post-tax profit or loss from discontinued operations attributable to the non-controlling interests and earnings per share for discontinued operations are required to be presented separately in the Consolidated Statements of Profit or Loss under IFRS. In addition, prior periods are required to be presented on a comparable basis under IFRS. The Group announced the disposal of its Hangame business, along with several subsidiaries, and the online match-making services business in 2013, and its data management business in 2014, respectively. The disposal of the Hangame business, the subsidiaries, and the online match-making services business was completed in 2013, while the disposal of the data management business was completed in 2014. As such, the results of the discontinued operations were presented in the Consolidated Statements of Profit or Loss separately in accordance with IFRS. Refer to Note 23 Discontinued Operations for more details.

(j)	Acquisition of LINE Vietnam

LINE Plus acquired 95% of the voting shares of LINE Vietnam in 2014 from NAVER, its parent company. Under IFRS, the acquisition of LINE Vietnam by the Group was accounted for as a business combination under common control using the pooling method. The financial statements of LINE Vietnam were retrospectively consolidated as part of the Group’s consolidated financial statements as if such transaction had occurred on February 28, 2012, when LINE Vietnam was acquired by NAVER. On the other hand, financial statements of LINE Vietnam were not included in the Group’s J-GAAP consolidated financial statements for the years ended December 31, 2012 and 2013. Refer to Note 29 Business Combinations for further details.

The adjustments related to the acquisition of LINE Vietnam are as follows:

(In thousands of yen)

	December 31, 2012	December 31, 2013
Total assets	402,920	226,189
Total Liabilities	85,924	343,874

	2012	2013
Loss before tax	(142,559)	(458,510)

LINE Corporation

Notes to Consolidated Financial Statements (continued)

34.	Adoption of IFRS (continued)

III.	Reconciliation of cash flows

Reconciliation of cash flows for the year ended December 31, 2012

(In thousands of yen)

2012	J-GAAP	Differences in the scope of consolidation(1)(2)	Differences of recognition and measurement	IFRS
Net cash provided by operating activities	1,606,783	(523,839)	68,657	1,151,601
Net cash used in investing activities	(8,482,788)	(73,259)	(68,657)	(8,624,704)
Net cash provided by financing activities	10,197,770	554,235	–	10,752,005

Reconciliation of cash flows for the year ended December 31, 2013

(In thousands of yen)

2013	J-GAAP	Differences in the scope of consolidation(1)(2)	Differences of recognition and measurement	IFRS
Net cash provided by operating activities	1,046,747	(708,812)	62,636	400,571
Net cash used in investing activities	(2,762,722)	(36,084)	9,385	(2,789,421)
Net cash provided by financing activities	7,683,555	415,431	(72,021)	8,026,965

(1)

In relation to the acquisition of LINE Play in 2013, LINE Play was excluded from the scope of consolidation under J-GAAP in 2012, while LINE Play was consolidated under IFRS in 2012 and 2013. The Group included LINE Play cash flow information in its Consolidated Statements of Cash Flows under IFRS in 2012 and 2013, whereas LINE Play cash flow information after acquisition was only included in its Consolidated Statement of Cash Flows under J-GAAP in 2013.

(2)

In relation to the acquisition of LINE Vietnam in 2014, LINE Vietnam was excluded from the scope of consolidation under J-GAAP in 2012 and 2013, while LINE Vietnam was consolidated under IFRS in 2012 and 2013. The Group included LINE Vietnam cash flow information in its Consolidated Statements of Cash Flows under IFRS in 2012 and 2013, whereas LINE Vietnam cash flow information was not included in its Consolidated Statement of Cash Flows under J-GAAP in either 2012 or 2013.

35.	Restatement of the Consolidated Financial Statements

In November 2014, the Group identified errors in its accounting for the acquisition of LINE Play from NAVER, which was accounted for as a business combination under common control using the pooling method. (Refer to Note 3 (1) Significant Accounting Policies and Note 29 Business Combinations for more details.) The Group had retrospectively recorded the difference between the net assets acquired and the consideration paid to NAVER as share premium, and retrospectively reflected the consideration paid to NAVER in 2013 as accounts payable to NAVER in its previously issued Consolidated Statements of Financial Position as of January 1, 2012 and December 31, 2012. The Group subsequently determined that there is no authoritative guidance indicating that the retrospective presentation of the consideration paid to NAVER as accounts payable is appropriate, and, accordingly, the consideration paid in the period is accounted for as a distribution to NAVER in the period it was paid.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

35.	Restatement of the Consolidated Financial Statements (continued)

In addition, the Group determined that certain expenses incurred in the year ended December 31, 2013 were overstated and were inappropriately deducted for 2013 income tax purposes for LINE Corporation on a standalone basis. As a result, the Group had understated the income tax expenses for the year ended December 31, 2013 and is subject to interest and penalties on the unpaid tax balances. Such errors have no impact on the accumulated deficit as of January 1, 2012, and the consolidated financial statements as of and for the year ended December 31, 2012.

Further, in its previously issued consolidated financial statements, the Group had reflected the LINE Plus Capital Reduction retrospectively, as if LINE Plus had been a wholly owned subsidiary of the Company since its establishment. (Refer to Note 33 Subsequent Events for more details.) Subsequently, the Group determined that there is no authoritative guidance indicating it is appropriate to retroactively restate the effects of this transaction in the historical balance sheet and statement of operations. Accordingly, the Group determined that the capital reduction, which resulted in a change in non-controlling interest, should be accounted for prospectively in accordance with IFRS 10.

Accordingly, the Group restated the affected line items of the Consolidated Statement of Financial Position as of January 1, 2012, the consolidated financial statements as of and for the years ended December 31, 2012 and 2013, and the related footnote disclosures to correct these errors. The restated consolidated financial statements were approved by the board of directors on December 22, 2014 and have been updated for the effects of events up to such date.

The following tables present the impact of the restatement adjustments on the Group’s previously issued consolidated financial statements (in thousands yen except per share data). The adjustments to the consolidated financial statements also include columns for additional transactions requiring retrospective restatement, namely, the discontinued operation of DataHotel and the acquisition of LINE Vietnam, to allow for reconciliation back to the previously issued consolidated financial statements. Refer to Note 3 (1) Significant Accounting Policies and Note 33 Subsequent Events for further details on these transactions.

(a)	Adjustments to Consolidated Statements of Financial Position

			(In thousands of yen)
	January 1, 2012
	As previously reported	LINE Play related restatement adjustments	LINE Plus Capital Reduction related restatement adjustments	As restated
Trade and other payables	3,290,483	(45,450)	–	3,245,033
Total liabilities	14,734,449	(45,450)	–	14,688,999
Share premium	5,428,571	45,450	(135,000)	5,339,021
Accumulated deficit	(5,685,121)	–	31,178	(5,653,943)
Non-controlling interests	–	–	103,822	103,822
Total shareholder’s equity	4,839,631	45,450	–	4,885,081

LINE Corporation

Notes to Consolidated Financial Statements (continued)

35.	Restatement of the Consolidated Financial Statements (continued)

(a)	Adjustments to Consolidated Statements of Financial Position (continued)

				(In thousands of yen)
	December 31, 2012
				Other adjustments
	As previously reported	LINE Play related restatement adjustments	LINE Plus Capital Reduction related restatement adjustments	Acquisition of LINE Vietnam	As restated
Assets
Current assets
Cash and cash equivalents	6,983,764	–	–	168,782	7,152,546
Trade and other receivables	8,006,016	–	–	1,273	8,007,289
Other financial assets, current	3,324,949	–	–	–	3,324,949
Other current assets	893,092	–	–	47,626	940,718
Non-current assets classified as held for sale	–	–	–	–	–

Total current assets	19,207,821	–	–	217,681	19,425,502

Non-current assets
Property and equipment	7,365,385	–	–	138,516	7,503,901
Goodwill	2,595,737	–	–	40,337	2,636,074
Other intangible assets	710,317	–	–	1,396	711,713
Investments in associates	95,710	–	–	–	95,710
Other financial assets, non-current	1,925,380	–	–	4,989	1,930,369
Deferred tax assets	320,442	–	–	–	320,442
Other non-current assets	476,754	–	–	1	476,755

Total non-current assets	13,489,725	–	–	185,239	13,674,964

Total assets	32,697,546	–	–	402,920	33,100,466

LINE Corporation

Notes to Consolidated Financial Statements (continued)

35.	Restatement of the Consolidated Financial Statements (continued)

(a)	Adjustments to Consolidated Statements of Financial Position (continued)

				(In thousands of yen)
	December 31, 2012
				Other adjustments
	As previously reported	LINE Play related restatement adjustments	LINE Plus Capital Reduction related restatement adjustments	Acquisition of LINE Vietnam	As restated
Liabilities
Current liabilities
Trade and other payables	4,346,994	(45,450)	–	85,923	4,387,467
Other financial liabilities, current	3,365,162	–	–	–	3,365,162
Income tax payables	92,850	–	–	–	92,850
Provisions, current	46,402	–	–	–	46,402
Other current liabilities	4,030,673	–	–	1	4,030,674

Total current liabilities	11,882,081	(45,450)	–	85,924	11,922,555

Non-current liabilities
Other financial liabilities, non-current	2,964	–	–	–	2,964
Deferred tax liabilities	126,338	–	–	–	126,338
Provisions, non-current	794,096	–	–	–	794,096
Post-employment benefits	89,186	–	–	–	89,186

Total non-current liabilities	1,012,584	–	–	–	1,012,584

Total liabilities	12,894,665	(45,450)	–	85,924	12,935,139

LINE Corporation

Notes to Consolidated Financial Statements (continued)

35.	Restatement of the Consolidated Financial Statements (continued)

(a)	Adjustments to Consolidated Statements of Financial Position (continued)

				(In thousands of yen)
	December 31, 2012
				Other adjustments
	As previously reported	LINE Play related restatement adjustments	LINE Plus Capital Reduction related restatement adjustments	Acquisition of LINE Vietnam	As restated
Shareholder’s equity
Share capital	12,596,198	–	–	–	12,596,198
Share premium	12,907,123	45,450	(135,000)	269,908	13,087,481
Accumulated deficit	(5,728,283)	–	174,491	(85,535)	(5,639,327)
Accumulated other comprehensive income	27,843	–	5,419	5,824	39,086

Equity attributable to the shareholder of the Company	19,802,881	45,450	44,910	190,197	20,083,438

Non-controlling interests	–	–	(44,910)	126,799	81,889

Total shareholder’s equity	19,802,881	45,450	–	316,996	20,165,327

Total liabilities and shareholder’s equity	32,697,546	–	–	402,920	33,100,466

LINE Corporation

Notes to Consolidated Financial Statements (continued)

35.	Restatement of the Consolidated Financial Statements (continued)

(a)	Adjustments to Consolidated Statements of Financial Position (continued)

				(In thousands of yen)
	December 31, 2013
				Other adjustments
	As previously reported	Tax related restatement adjustments	LINE Plus Capital Reduction related restatement adjustments	Acquisition of LINE Vietnam	As restated
Assets
Current assets
Cash and cash equivalents	13,344,910	–	–	17,174	13,362,084
Trade and other receivables	11,577,982	195,506	–	41,590	11,815,078
Other financial assets, current	740,000	–	–	–	740,000
Other current assets	1,091,249	–	–	63,829	1,155,078
Non-current assets classified as held for sale	–	–	–	71,387	71,387

Total current assets	26,754,141	195,506	–	193,980	27,143,627

Non-current assets
Property and equipment	8,091,291	–	–	19,303	8,110,594
Goodwill	2,683,308	–	–	–	2,683,308
Other intangible assets	233,800	–	–	864	234,664
Investments in associates	59,250	–	–	–	59,250
Other financial assets, non-current	5,324,333	–	–	12,042	5,336,375
Deferred tax assets	2,151,619	207,544	–	–	2,359,163
Other non-current assets	78,880	–	–	–	78,880

Total non-current assets	18,622,481	207,544	–	32,209	18,862,234

Total assets	45,376,622	403,050	–	226,189	46,005,861

LINE Corporation

Notes to Consolidated Financial Statements (continued)

35.	Restatement of the Consolidated Financial Statements (continued)

(a)	Adjustments to Consolidated Statements of Financial Position (continued)

				(In thousands of yen)
	December 31, 2013
				Other adjustments
	As previously reported	Tax related restatement adjustments	LINE Plus Capital Reduction related restatement adjustments	Acquisition of LINE Vietnam	As restated
Liabilities
Current liabilities
Trade and other payables	7,758,388	38,041	–	38,754	7,835,183
Payable to parent	7,253,669	–	(7,253,669)	–	–
Other financial liabilities, current	11,107,526	–	–	305,120	11,412,646
Income tax payables	2,612,308	362,415	–	–	2,974,723
Provisions, current	32,279	–	–	–	32,279
Other current liabilities	6,807,664	48,662	–	–	6,856,326

Total current liabilities	35,571,834	449,118	(7,253,669)	343,874	29,111,157

Non-current liabilities
Other financial liabilities, non-current	1,851,454	–	–	–	1,851,454
Provisions, non-current	734,064	–	–	–	734,064
Post-employment benefits	1,322,980	–	–	–	1,322,980

Total non-current liabilities	3,908,498	–	–	–	3,908,498

Total liabilities	39,480,332	449,118	(7,253,669)	343,874	33,019,655

LINE Corporation

Notes to Consolidated Financial Statements (continued)

35.	Restatement of the Consolidated Financial Statements (continued)

(a)	Adjustments to Consolidated Statements of Financial Position (continued)

				(In thousands of yen)
	December 31, 2013
				Other adjustments
	As previously reported	Tax related restatement adjustments	LINE Plus Capital Reduction related restatement adjustments	Acquisition of LINE Vietnam	As restated
Shareholder’s equity
Share capital	12,596,198	–	–	–	12,596,198
Share premium	4,699,519	–	9,145	269,908	4,978,572
Accumulated deficit	(11,794,342)	53,932	5,608,304	(360,640)	(6,492,746)
Accumulated other comprehensive income	394,915	–	(128,021)	20,121	287,015

Equity attributable to the shareholder of the Company	5,896,290	53,932	5,489,428	(70,611)	11,369,039

Non-controlling interests	–	(100,000)	1,764,241	(47,074)	1,617,167

Total shareholder’s equity	5,896,290	(46,068)	7,253,669	(117,685)	12,986,206

Total liabilities and shareholder’s equity	45,376,622	403,050	–	226,189	46,005,861

LINE Corporation

Notes to Consolidated Financial Statements (continued)

35.	Restatement of the Consolidated Financial Statements (continued)

(b)	Adjustments to Consolidated Statements of Profit or Loss

				(In thousands of yen)
	2012
			Other adjustments
	As previously reported	LINE Plus Capital Reduction related restatement adjustments	Discontinued operation	Acquisition of LINE Vietnam	As restated
Revenues and other operating income:
Revenues	11,065,668	–	(4,395,158)	2,708	6,673,218
Other operating income	97,109	–	(3,220)	14	93,903

Total revenues and other operating income	11,162,777	–	(4,398,378)	2,722	6,767,121

Operating expenses:
Payment processing and licensing expenses	(2,086,116)	–	109,211	–	(1,976,905)
Employee compensation expenses	(4,729,989)	–	840,758	(39,571)	(3,928,802)
Marketing expenses	(634,820)	–	35,697	–	(599,123)
Infrastructure and communication expenses	(1,503,034)	–	1,119,909	–	(383,125)
Authentication and other service expenses	(1,130,088)	–	140,917	(39,325)	(1,028,496)
Depreciation and amortization expenses	(1,299,162)	–	521,735	(27,718)	(805,145)
Other operating expenses	(1,831,318)	–	626,698	(38,405)	(1,243,025)

Total operating expenses	(13,214,527)	–	3,394,925	(145,019)	(9,964,621)

LINE Corporation

Notes to Consolidated Financial Statements (continued)

35.	Restatement of the Consolidated Financial Statements (continued)

(b)	Adjustments to Consolidated Statements of Profit or Loss (continued)

				(In thousands of yen)
	2012
			Other adjustments
	As previously reported	LINE Plus Capital Reduction related restatement adjustments	Discontinued operation	Acquisition of LINE Vietnam	As restated
Loss from operating activities	(2,051,750)	–	(1,003,453)	(142,297)	(3,197,500)

Finance income	69,408	–	(136)	962	70,234
Finance costs	(72,144)	–	–	(1,224)	(73,368)
Share of loss of associates	–	–	–	–	–
Gain/(loss) on foreign currency transactions, net	234,133	–	(134)	–	233,999
Other non-operating expenses	(36,779)	–	–	–	(36,779)

Loss before tax from continuing operations	(1,857,132)	–	(1,003,723)	(142,559)	(3,003,414)

Income tax (expenses)/benefits	171,321	–	(185,851)	–	(14,530)

Loss for the year from continuing operations	(1,685,811)	–	(1,189,574)	(142,559)	(3,017,944)

Profit from discontinued operations, net of tax	1,642,649	–	1,189,574	–	2,832,223

Loss for the year	(43,162)	–	–	(142,559)	(185,721)

Attributable to:
The shareholder of the Company	(43,162)	143,313	–	(85,535)	14,616
Non-controlling interests	–	(143,313)	–	(57,024)	(200,337)

LINE Corporation

Notes to Consolidated Financial Statements (continued)

35.	Restatement of the Consolidated Financial Statements (continued)

(b)	Adjustments to Consolidated Statements of Profit or Loss (continued)

					(In yen)
	Consolidated Statement of Profit or Loss 2012
			Other adjustments
	As previously reported	LINE Plus Capital Reduction related restatement adjustments	Discontinued operation	Acquisition of LINE Vietnam	As restated
Earnings per share
Basic and diluted (loss)/profit for the year attributable to the shareholder of the Company	(0.27)	0.91	–	(0.55)	0.09
Earnings per share from continuing operations
Basic and diluted (loss)/profit from continuing operations attributable to the shareholder of the Company	(10.70)	0.91	(7.54)	(0.55)	(17.88)
Earnings per share from discontinued operations
Basic and diluted profit from discontinued operations attributable to the shareholder of the Company	10.43	–	7.54	–	17.97

LINE Corporation

Notes to Consolidated Financial Statements (continued)

35.	Restatement of the Consolidated Financial Statements (continued)

(b)	Adjustments to Consolidated Statements of Profit or Loss (continued)

					(In thousands of yen)
	2013
				Other adjustments
	As previously reported	Tax related restatement adjustments	LINE Plus Capital Reduction related restatement adjustments	Discontinued operation	Acquisition of LINE Vietnam	As restated
Revenues and other operating income:
Revenues	45,052,200	–	–	(4,697,082)	–	40,355,118
Other operating income	75,478	–	–	(5,865)	31	69,644

Total revenues and other operating income	45,127,678	–	–	(4,702,947)	31	40,424,762

Operating expenses:
Payment processing and licensing expenses	(9,737,973)	–	–	7,734	–	(9,730,239)
Employee compensation expenses	(9,322,279)	–	–	993,625	(131,559)	(8,460,213)
Marketing expenses	(17,280,213)	15,808	–	52,066	(1,241)	(17,213,580)
Infrastructure and communication expenses	(3,094,361)	73,533	–	1,339,942	(1,481)	(1,682,367)
Authentication and other service expenses	(5,121,129)	48,863	–	304,154	(59,638)	(4,827,750)
Depreciation and amortization expenses	(1,879,502)	–	–	605,731	(58,445)	(1,332,216)
Other operating expenses	(4,574,510)	(29,401)	–	551,827	(184,402)	(4,236,486)

Total operating expenses	(51,009,967)	108,803	–	3,855,079	(436,766)	(47,482,851)

Loss from operating activities	(5,882,289)	108,803	–	(847,868)	(436,735)	(7,058,089)

Finance income	67,148	–	–	(339)	684	67,493
Finance costs	(39,629)	–	–	322	–	(39,307)
Share of loss of associates	(242,835)	–	–	–	–	(242,835)
Gain/(loss) on foreign currency transactions, net	(584,985)	–	–	257	(22,459)	(607,187)
Other non-operating income	7,176	–	–	–	–	7,176

LINE Corporation

Notes to Consolidated Financial Statements (continued)

35.	Restatement of the Consolidated Financial Statements (continued)

(b)	Adjustments to Consolidated Statements of Profit or Loss (continued)

					(In thousands of yen)
	2013
				Other adjustments
	As previously reported	Tax related restatement adjustments	LINE Plus Capital Reduction related restatement adjustments	Discontinued operation	Acquisition of LINE Vietnam	As restated
Loss before tax from continuing operations	(6,675,414)	108,803	–	(847,628)	(458,510)	(7,872,749)

Income tax (expenses)/benefits	48,270	(154,871)	–	428,075	–	321,474

Loss for the year from continuing operations	(6,627,144)	(46,068)	–	(419,553)	(458,510)	(7,551,275)

Profit from discontinued operations, net of tax	885,575	–	–	419,553	–	1,305,128

Loss for the year	(5,741,569)	(46,068)	–	–	(458,510)	(6,246,147)

Attributable to:
The shareholder of the Company	(5,741,569)	53,932	5,433,815	–	(275,107)	(528,929)
Non-controlling interests	–	(100,000)	(5,433,815)	–	(183,403)	(5,717,218)

LINE Corporation

Notes to Consolidated Financial Statements (continued)

35.	Restatement of the Consolidated Financial Statements (continued)

(b)	Adjustments to Consolidated Statements of Profit or Loss (continued)

					(In yen)
	Consolidated Statement of Profit or Loss 2013
				Other adjustments
	As previously reported	Tax related restatement adjustments	LINE Plus Capital Reduction related restatement adjustments	Discontinued operation	Acquisition of LINE Vietnam	As restated
Earnings per share
Basic and diluted loss for the year attributable to the shareholder of the Company	(32.81)	0.31	31.05	–	(1.57)	(3.02)
Earnings per share from continuing operations
Basic and diluted loss from continuing operations attributable to the shareholder of the Company	(37.87)	0.31	31.05	(2.40)	(1.57)	(10.48)
Earnings per share from discontinued operations
Basic and diluted profit from discontinued operations attributable to the shareholder of the Company	5.06	–	–	2.40	–	7.46

LINE Corporation

Notes to Consolidated Financial Statements (continued)

35.	Restatement of the Consolidated Financial Statements (continued)

(c)	Adjustments to Consolidated Statements of Changes in Equity

								(In thousands of yen)
	Equity attributable to the shareholder of the Company
				Accumulated other comprehensive income
	Share capital	Share premium	Accumulated deficit	Foreign currency translation reserve	Available-for- sale reserve	Defined benefit plan reserve	Total	Non-controlling interests	Total shareholder’s equity
December 31, 2012 as previously reported	12,596,198	12,907,123	(5,728,283)	42,986	–	(15,143)	19,802,881	–	19,802,881
LINE Play related restatement adjustments	–	45,450	–	–	–	–	45,450	–	45,450
LINE Plus Capital Reduction related restatement adjustments	–	(135,000)	174,491	(639)	–	6,058	44,910	(44,910)	–

Other adjustments
Acquisition of LINE Vietnam	–	269,908	(85,535)	5,824	–	–	190,197	126,799	316,996

December 31, 2012 as restated	12,596,198	13,087,481	(5,639,327)	48,171	–	(9,085)	20,083,438	81,889	20,165,327

								(In thousands of yen)
	Equity attributable to the shareholder of the Company
				Accumulated other comprehensive income
	Share capital	Share premium	Accumulate deficit	Foreign currency translation reserve	Available-for- sale reserve	Defined benefit plan reserve	Total	Non-controlling interests	Total shareholder’s equity
December 31, 2013 as previously reported	12,596,198	4,699,519	(11,794,342)	314,649	70,720	9,546	5,896,290	–	5,896,290
Tax related restatement adjustments	–	–	53,932	–	–	–	53,932	(100,000)	(46,068)
LINE Plus Capital Reduction related restatement adjustments	–	9,145	5,608,304	(125,860)	–	(2,161)	5,489,428	1,764,241	7,253,669

Other adjustments
Acquisition of LINE Vietnam	–	269,908	(360,640)	20,121	–	–	(70,611)	(47,074)	(117,685)

December 31, 2013 as restated	12,596,198	4,978,572	(6,492,746)	208,910	70,720	7,385	11,369,039	1,617,167	12,986,206

Refer to the (a) Adjustment to Consolidated Statements of Financial Position for the affected line items of the Consolidated Statement of Change in Equity as of January 1, 2012.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

35.	Restatement of the Consolidated Financial Statements (continued)

(d)	Adjustments to Consolidated Statements of Cash Flow

				(In thousands of yen)
	2013
			Other adjustments
	As previously reported	Tax related restatement adjustments	Discontinued operation	Acquisition of LINE Vietnam	As restated
Cash flows from operating activities
Loss before tax from continuing operations	(6,675,414)	108,803	(847,628)	(458,510)	(7,872,749)
Profit before tax from discontinued operations	1,595,916	–	847,628	–	2,443,544

Loss before tax	(5,079,498)	108,803	–	(458,510)	(5,429,205)
Adjustments for:
Depreciation and amortization expenses	2,104,100	–	–	58,445	2,162,545
Finance income	(67,178)	–	–	(684)	(67,862)
Finance costs	40,099	–	–	–	40,099
Share-based compensation	804,438	–	–	–	804,438
Gain on transfer of business	(794,879)	–	–	–	(794,879)
Share of loss of associates	242,835	–	–	–	242,835
Loss on foreign currency transactions, net	2,088	–	–	–	2,088
Changes in:
Trade and other receivables	(5,988,092)	(195,506)	–	(37,488)	(6,221,086)
Trade and other payables	4,218,262	38,041	–	(84,133)	4,172,170
Accrued expenses	2,205,396	–	–	–	2,205,396
Advances received	1,933,443	–	–	–	1,933,443
Provisions	17,619	–	–	–	17,619
Post-employment benefits	727,071	–	–	–	727,071
Other current assets	(611,045)	–	–	24,699	(586,346)
Other current liabilities	989,030	48,662	–	(42,464)	995,228
Others	371,427	–	–	99,373	470,800

Cash provided by operating activities	1,115,116	–	–	(440,762)	674,354

Interest received	71,159	–	–	684	71,843
Interest paid	(41,752)	–	–	–	(41,752)
Income taxes paid	(303,874)	–	–	–	(303,874)

Net cash provided by operating activities	840,649	–	–	(440,078)	400,571

LINE Corporation

Notes to Consolidated Financial Statements (continued)

35.	Restatement of the Consolidated Financial Statements (continued)

(d)	Adjustments to Consolidated Statements of Cash Flow (continued)

				(In thousands of yen)
	2013
			Other adjustments
	As previously reported	Tax related restatement adjustments	Discontinued operation	Acquisition of LINE Vietnam	As restated
Cash flows from investing activities
Purchases of time deposits	(742,800)	–	–	–	(742,800)
Proceeds from maturities of time deposits	2,924,948	–	–	–	2,924,948
Purchase of private equity investments	(903,316)	–	–	–	(903,316)
Proceeds from maturities of debt securities	400,000	–	–	–	400,000
Acquisition of property and equipment and intangible assets	(3,147,171)	–	–	(16,458)	(3,163,629)

Investments in associates	(302,085)	–	–	–	(302,085)
Proceeds from transfer of business	925,419	–	–	–	925,419
Office security deposits received under sublease agreement	393,650	–	–	–	393,650
Payments of office security deposits	(218,475)	–	–	–	(218,475)
Guarantee deposits for the Japanese Payment Services Act	(2,253,000)	–	–	–	(2,253,000)
Refund of office securities deposits	76,100	–	–	–	76,100
Acquisition of a subsidiary, net of cash acquired	(68,157)	–	–	–	(68,157)
Others	141,924	–	–	–	141,924

Net cash used in investing activities	(2,772,963)	–	–	(16,458)	(2,789,421)

LINE Corporation

Notes to Consolidated Financial Statements (continued)

35.	Restatement of the Consolidated Financial Statements (continued)

(d)	Adjustments to Consolidated Statements of Cash Flow (continued)

				(In thousands of yen)
	2013
			Other adjustments
	As previously reported	Tax related restatement adjustments	Discontinued operation	Acquisition of LINE Vietnam	As restated
Cash flows from financing activities
Proceeds from short-term borrowings, net	8,540,068	–	–	284,330	8,824,398
Repayment of long-term borrowings	(2,679,704)	–	–	–	(2,679,704)
Proceeds from issuance of bonds	1,500,000	–	–	–	1,500,000
Proceeds from borrowing arrangement	983,000	–	–	–	983,000
Capital contribution from parent	7,253,669	–	–	–	7,253,669
Cash outflow from business divestiture	(7,800,358)	–	–	–	(7,800,358)
Others	(54,040)	–	–	–	(54,040)

Net cash provided by financing activities	7,742,635	–	–	284,330	8,026,965

Net increase in cash and cash equivalents	5,810,321	–	–	(172,206)	5,638,115

Cash and cash equivalents at the beginning of the year	6,983,764	–	–	168,782	7,152,546

Effect of exchange rate fluctuations on cash and cash equivalents	550,825	–	–	20,598	571,423

Cash and cash equivalents at the end of the year	13,344,910	–	–	17,174	13,362,084

LINE Corporation

Interim Condensed Consolidated Statements of Financial Position

		(In thousands of yen)

	Notes	December 31, 2013 (Restated)	June 30, 2014 (Restated)
			(unaudited)
Assets
Current assets
Cash and cash equivalents		13,362,084	14,868,855
Trade and other receivables	8	11,815,078	20,004,230
Other financial assets, current	8	740,000	740,000
Other current assets		1,155,078	2,713,117
Non-current assets classified as held for sale		71,387	-

Total current assets		27,143,627	38,326,202

Non-current assets
Property and equipment	6	8,110,594	9,526,655
Goodwill		2,683,308	2,683,308
Other intangible assets		234,664	258,206
Investments in associates	18	59,250	124,328
Other financial assets, non-current	8	5,336,375	5,592,214
Deferred tax assets	7	2,359,163	3,504,191
Other non-current assets		78,880	161,104

Total non-current assets		18,862,234	21,850,006

Total assets		46,005,861	60,176,208

Liabilities
Current liabilities
Trade and other payables	8	7,835,183	16,064,193
Other financial liabilities, current	8	11,412,646	10,343,626
Income tax payables		2,974,723	3,796,340
Provisions, current		32,279	77,102
Other current liabilities		6,856,326	10,947,140

Total current liabilities		29,111,157	41,228,401

Non-current liabilities
Other financial liabilities, non-current	8	1,851,454	971,696
Provisions, non-current		734,064	920,697
Post-employment benefits		1,322,980	1,648,486

Total non-current liabilities		3,908,498	3,540,879

Total liabilities		33,019,655	44,769,280

Shareholder’s equity
Share capital	9	12,596,198	12,596,198
Share premium	9	4,978,572	6,236,702
Accumulated deficit		(6,492,746)	(3,728,187)
Accumulated other comprehensive income		287,015	236,683

Equity attributable to the shareholder of the Company		11,369,039	15,341,396

Non-controlling interests(1)	17	1,617,167	65,532

Total shareholder’s equity		12,986,206	15,406,928

Total liabilities and shareholder’s equity		46,005,861	60,176,208

(1)	The non-controlling interests are mainly held by NAVER Corporation, the shareholder of the Company.

See Notes to Interim Condensed Consolidated Financial Statements

LINE Corporation

Interim Condensed Consolidated Statements of Profit or Loss

	(In thousands of yen)

	For the six-month periods ended June 30,

	Notes	2013 (Restated)	2014 (Restated)
		(unaudited)	(unaudited)
Revenues and other operating income:
Revenues	5	14,545,673	36,537,619
Other operating income		62,215	20,411

Total revenues and other operating income		14,607,888	36,558,030

Operating expenses:
Payment processing and licensing expenses		(4,164,365)	(8,495,423)
Employee compensation expenses		(3,582,840)	(7,427,778)
Marketing expenses		(4,094,236)	(7,313,868)
Infrastructure and communication expenses		(650,103)	(985,222)
Authentication and other service expenses		(1,733,784)	(3,327,315)
Depreciation and amortization expenses		(537,649)	(1,031,777)
Other operating expenses		(1,356,390)	(3,800,330)

Total operating expenses		(16,119,367)	(32,381,713)

(Loss)/profit from operating activities		(1,511,479)	4,176,317

Finance income		34,454	17,896
Finance costs		(5,729)	(62,766)
Share of loss of associates	18	(110,490)	(40,915)
Gain/(loss) on foreign currency transactions, net		49,891	(114,944)
Other non-operating income		7,176	-

(Loss)/profit before tax from continuing operations		(1,536,177)	3,975,588

Income tax expenses	7	(229,648)	(2,964,118)

(Loss)/profit for the period from continuing operations		(1,765,825)	1,011,470

Profit from discontinued operations, net of tax	11,12	433,671	204,000

(Loss)/profit for the period		(1,332,154)	1,215,470

Attributable to:
The shareholder of the Company		(237,119)	2,764,559

Non-controlling interests(1)	17	(1,095,035)	(1,549,089)

	(In yen)
Earnings per share
Basic (loss)/profit for the period attributable to the shareholder of the Company	12	(1.35)	15.80
Diluted profit for the period attributable to the shareholder of the Company	12	-	14.92
Earnings per share from continuing operations
Basic (loss)/profit from continuing operations attributable to the shareholder of the Company	12	(3.83)	14.63
Diluted profit from continuing operations attributable to the shareholder of the Company	12	-	13.82
Earnings per share from discontinued operations
Basic profit from discontinued operations attributable to the shareholder of the Company	12	2.48	1.17
Diluted profit from discontinued operations attributable to the shareholder of the Company	12	-	1.10

(1)	The non-controlling interests are mainly held by NAVER Corporation, the shareholder of the Company.

See Notes to Interim Condensed Consolidated Financial Statements

LINE Corporation

Interim Condensed Consolidated Statements of Comprehensive Income

	(In thousands of yen)

	For the six-month periods ended June 30,

	Notes	2013 (Restated)	2014 (Restated)

		(unaudited)	(unaudited)

(Loss)/profit for the period		(1,332,154)	1,215,470

Other comprehensive income/(loss)
Items that may be reclassified to profit or loss:
Available-for-sale financial assets:
Net change in fair value of available-for-sale financial assets	13	48,484	(8,829)
Exchange differences on translation of foreign operations:
Gain/(loss) arising during the period		139,450	(78,621)
Income tax relating to items that may be reclassified subsequently to profit or loss		(17,280)	3,147

Total other comprehensive income/(loss) for the period, net of tax		170,654	(84,303)

Total comprehensive (loss)/income for the period, net of tax		(1,161,500)	1,131,167

Attributable to:
The shareholder of the Company		(104,817)	2,714,227
Non-controlling interests(1)	17	(1,056,683)	(1,583,060)

(1)	The non-controlling interests are mainly held by NAVER Corporation, the shareholder of the Company.

See Notes to Interim Condensed Consolidated Financial Statements

LINE Corporation

Interim Condensed Consolidated Statements of Changes in Equity

							(In thousands of yen)

For the six-month period ended June 30, 2013	Equity attributable to the shareholder of the Company
					Accumulated other comprehensive income
	Notes	Share capital	Share premium	Accumulated deficit	Foreign currency translation reserve	Available-for- sale reserve	Defined benefit plan reserve	Total	Non- Controlling Interests(1)	Total shareholder’s equity
Balance at January 1, 2013 (Restated)		12,596,198	13,087,481	(5,639,327)	48,171	–	(9,085)	20,083,438	81,889	20,165,327
Comprehensive income/(loss)
Loss for the period (Restated)		–	–	(237,119)	–	–	–	(237,119)	(1,095,035)	(1,332,154)
Other comprehensive income (Restated)		–	–	–	101,098	31,204	–	132,302	38,352	170,654

Total comprehensive income/(loss) for the period (Restated)		–	–	(237,119)	101,098	31,204	–	(104,817)	(1,056,683)	(1,161,500)
Distribution to parent	9,10	–	(216,217)	–	–	–	–	(216,217)	(144,145)	(360,362)
Stock issuance to parent(2)		–	–	–	–	–	–	–	1,365,827	1,365,827
Business divestiture to parent(3)	10,11	–	–	(324,490)	(84,958)	–	–	(409,448)	–	(409,448)
Non-cash distributions to parent(3)	9,10	–	(8,651,680)	–	–	–	–	(8,651,680)	–	(8,651,680)
Recognition of share-based payments	9,14	–	373,821	–	–	–	–	373,821	–	373,821

Balance at June 30, 2013 (unaudited) (Restated)		12,596,198	4,593,405	(6,200,936)	64,311	31,204	(9,085)	11,075,097	246,888	11,321,985

								(In thousands of yen)

For the six-month period ended June 30, 2014	Equity attributable to the shareholder of the Company
					Accumulated other comprehensive income
	Notes	Share capital	Share premium	Accumulated deficit	Foreign currency translation reserve	Available-for- sale reserve	Defined benefit plan reserve	Total	Non- controlling interests(1)	Total shareholder’s equity
Balance at January 1, 2014 (Restated)		12,596,198	4,978,572	(6,492,746)	208,910	70,720	7,385	11,369,039	1,617,167	12,986,206
Comprehensive income/(loss)
Profit for the period (Restated)		–	–	2,764,559	–	–	–	2,764,559	(1,549,089)	1,215,470
Other comprehensive loss (Restated)		–	–	–	(44,650)	(5,682)	–	(50,332)	(33,971)	(84,303)

Total comprehensive income/(loss) for the period		–	–	2,764,559	(44,650)	(5,682)	–	2,714,227	(1,583,060)	1,131,167
Net investment by non-controlling interests		–	–	–	–	–	–	–	31,425	31,425
Recognition of share-based payments	9,14	–	1,258,130	–	–	–	–	1,258,130	–	1,258,130

Balance at June 30, 2014 (unaudited) (Restated)		12,596,198	6,236,702	(3,728,187)	164,260	65,038	7,385	15,341,396	65,532	15,406,928

(1)	The non-controlling interests are mainly held by NAVER Corporation, the shareholder of the Company.

(2)

LINE Plus Corp. was established by the Company and NAVER Corporation in 2013, in which the Group contributed 60% of the capital and NAVER Corporation contributed 40% of the capital. LINE Plus Corp. issued stock to NAVER Corporation, the non-controlling shareholder, in exchange for the capital contributions. Refer to Note 17 Principal Subsidiaries for more details.

LINE Corporation

Interim Condensed Consolidated Statements of Changes in Equity (continued)

(3)

The Group divested the Hangame business and its related entities in 2013. The disposed Hangame business and related entities were transferred to a new entity. The shares of the new entity were then distributed to NAVER as a non-cash distribution, which was accounted for as a transaction under common control. 8,651,680 thousand yen represents the book value of the disposed new entity at the time of distribution. 324,491 thousand yen represents the reduction in accumulated deficit in relation to the portion of the deficit attributable to the disposed new entity. Refer to Note 10 Supplemental Cash Flow Information and Note 11 Discontinued Operations and Non-current Assets Held for Sale for more details.

See Notes to Interim Condensed Consolidated Financial Statements

LINE Corporation

Interim Condensed Consolidated Statements of Cash Flows

(In thousands of yen)

	For the six-month periods ended June 30,

	Notes	2013 (Restated)	2014 (Restated)
		(unaudited)	(unaudited)
Cash flows from operating activities
(Loss)/profit before tax from continuing operations		(1,536,177)	3,975,588
Profit before tax from discontinued operations		1,151,893	376,891

(Loss)/profit before tax		(384,284)	4,352,479
Adjustments for:
Depreciation and amortization expenses		983,549	1,358,033
Finance income		(34,652)	(18,115)
Finance costs		6,520	63,012
Share-based compensation		373,821	1,258,130
Gain on disposal of business		(55,419)	-
Share of loss of associates		110,490	40,915
Loss on foreign currency transactions, net		2,088	8,754
Changes in:
Trade and other receivables		(3,798,978)	(7,804,062)
Trade and other payables		3,985,274	7,108,688
Accrued expenses		1,659,036	74,495
Advances received		805,011	2,647,649
Provisions		24,020	18,721
Post-employment benefits		503,821	316,451
Other current assets		(432,104)	(764,934)
Other current liabilities		1,264,611	279,148
Others		116,452	133,200

Cash provided by operating activities		5,129,256	9,072,564

Interest received		40,563	8,619
Interest paid		(12,729)	(53,493)
Income taxes paid		(38,703)	(3,571,013)

Net cash provided by operating activities		5,118,387	5,456,677

Cash flows from investing activities
Proceeds from maturities of time deposits		2,184,948	-
Proceeds from maturities of debt securities		300,000	-
Purchase of private equity investments		-	(23,658)
Acquisition of property and equipment and intangible assets		(992,669)	(2,000,662)
Investments in associates		(165,585)	(124,328)
Proceeds from disposal of business		55,419	-
Office security deposits received under sublease agreement		393,650	-
Payments of office security deposits		(79,479)	(392,582)
Guarantee deposits for the Japanese Payment Services Act		(486,400)	-
Refund of office securities deposits		1,899	185,246
Increase in loan receivables		-	(24,268)
Acquisition of a subsidiary, net of cash acquired		(68,157)	-
Others		182,143	(93,227)

Net cash provided by/(used in) investing activities		1,325,769	(2,473,479)

Cash flows from financing activities
Proceeds/(repayment) of short-term borrowings, net		3,326,257	(975,383)
Repayment of long-term borrowings		(2,679,704)	-
Redemption of bonds		-	(247,500)
Repayment of secured borrowing		-	(238,248)
Capital contribution from parent	3	1,365,826	-
Cash outflow from business divestiture	10	(7,800,358)	-
Others		(337)	31,077

Net cash used in financing activities		(5,788,316)	(1,430,054)

Net increase in cash and cash equivalents		655,840	1,553,144

Cash and cash equivalents at the beginning of the year		7,152,546	13,362,084

Effect of exchange rate fluctuations on cash and cash equivalents		107,305	(46,373)

Cash and cash equivalents at the end of the interim reporting period		7,915,691	14,868,855

See Notes to Interim Condensed Consolidated Financial Statements

LINE Corporation

Notes to Interim Condensed Consolidated Financial Statements

1.	Reporting Entity

LINE Corporation (the “Company”) was incorporated on September 4, 2000 in Japan in accordance with the Companies Act of Japan under the name Hangame Japan Corporation to provide online gaming services. The Company changed its name to NHN Japan Corporation in 2003, and subsequently changed its name to LINE Corporation in 2013. The Company is a subsidiary of NAVER Corporation (“NAVER”), formerly NHN Corporation, which is domiciled in Korea. NAVER is the Group’s ultimate parent company. The Company’s head office is located at 2-21-1 Shibuya, Shibuya-ku, Tokyo, Japan.

The Company and its subsidiaries (collectively, the “Group”) mainly operate a cross-platform messenger application, LINE, and provide communication and content sales and advertising services. Communication and content is provided via the LINE platform, while advertising services are provided via LINE advertising, web portals livedoor and NAVER Matome. The Group also offers data management services, which mainly consist of data storage and server hosting services for the six-month periods ended June 30, 2013 and 2014, respectively.

2.	Basis of Preparation

The unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2014 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2013.

3.	Significant Accounting Policies

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2013. The adoption of new and revised IFRSs issued by the International Accounting Standards Board that are mandatorily effective for an accounting period that begins on or after January 1, 2014 had no impact on the Group’s unaudited interim condensed consolidated financial statements as of and for the six-month periods ended June 30, 2013 and 2014, or the Group’s annual consolidated financial statements as of and for the years ended December 31, 2012 and 2013.

The Group has not early adopted any other standards, interpretations or amendments that have been issued but are not yet effective.

(1)	Basis of Consolidation

LINE Plus Corp. (“LINE Plus”) was established by the Company and NAVER in February 2013, in which the Company contributed 60% of the equity capital and NAVER contributed 40% of the equity capital. LINE Plus is domiciled in Korea and primary manages the Group’s international operations.

On August 21, 2014, LINE Plus Corp, a 60%-owned subsidiary of the Company, acquired 95% of the voting share of LINE Vietnam Company Limited (“LINE Vietnam”) from NAVER, while the remaining 5% non-controlling interests of LINE Vietnam were acquired by an unrelated third-party in Vietnam on the

LINE Corporation

Notes to Interim Condensed Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(1)	Basis of Consolidation (continued)

same date. (100% of the shares and voting interests of LINE Vietnam were acquired by NAVER on February 28, 2012, and such acquisition was accounted for as a business combination by NAVER.) The acquisition of LINE Vietnam by the Group was accounted for as a business combination under common control using the pooling method. The financial statements of LINE Vietnam were retrospectively consolidated at the carrying amounts recorded in the consolidated financial statements of NAVER, as if such transaction had occurred on February 28, 2012. As a result, the Group’s 60% ownership interest in LINE Vietnam and the remaining 40% non-controlling interest held by NAVER were retrospectively reflected in the Group’s financial statements for the years ended December 31, 2012 and 2013.

On September 19, 2014, the Company’s board of directors approved a plan to dispose of its data management business, which consists of DataHotel Co., Ltd.(“DataHotel”), a wholly owned subsidiary. The disposed data management business was sold to a subsidiary of NHN Entertainment Corporation. The operation of the data management business was classified as a discontinued operation on September 19, 2014, and the disposition was completed on September 30, 2014. As a result, the data management business was retrospectively presented as part of the discontinued operations on the Consolidated Statements of Profit or Loss for the six-month periods ended June 30, 2013 and 2014.

(2)	Correction of Revenue Recognition Methods of LINE Stickers and Sponsored Stickers

LINE Stickers

As explained in Note 3(20) to our annual consolidated financial statements, the Company recognizes LINE Stickers revenues based on the estimated periods over which LINE Stickers are expected to be used by end users. Prior to the second quarter of 2014, the Company had determined that substantial usage was concentrated on the first 30 days from purchase of Sticker set, with most usage occurring during the earlier part and decelerating towards the end of this period. Accordingly, the Company had recognized all LINE Sticker revenue over a 30-day period using an accelerated schedule within such 30-day period. Effective April 1, 2014, the Company reevaluated the estimated usage period which had served as the basis for recognizing revenue for LINE Stickers and decided to change the recognition period from 30 days to 90 days to more precisely reflect actual historical usage patterns.

Sponsored Stickers

Prior to the second quarter of 2014, the Company determined that the end user usage pattern of the Sponsored Stickers was similar to that of LINE Stickers, where substantial usage was concentrated during the earliest period following release of the Sponsored Sticker set. Accordingly, prior to April 1, 2014, the Company fully recognized revenues attributable to Sponsored Stickers on the 28th day following the commencement of the advertising contract period, resulting in an approximation of the revenues from Sponsored Stickers that would have been recognized had the Company recognized such revenues over their estimated usage period. Effective April 1, 2014, the Company reevaluated the estimated usage pattern for Sponsored Stickers and decided to change its revenue recognition methodology to more precisely reflect actual historical usage patterns of end users over the 208-day period following the commencement of the advertising contract period throughout which Sponsored Stickers are available to be used.

LINE Corporation

Notes to Interim Condensed Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(2)	Correction of Revenue Recognition Methods of LINE Stickers and Sponsored Stickers (continued)

The Company has determined that the impact of these corrections to its revenue recognition methods for LINE Stickers and Sponsored Stickers, along with certain other de minimis corrections, on the financial statements for the six-month period ended June 30, 2014 resulted in an understatement of revenue, profit from operating activities, and net income of 383,215 thousand yen, 335,421 thousand yen, and 207,927 thousand yen, respectively, for the six-month period ended June 30, 2014.

The Company considered existing SEC guidance in evaluating the effects of these corrections from both a quantitative and qualitative standpoint. The Company has determined that the effects of these corrections are not material to the interim financial statements for the six-month period ended June 30, 2014 and are also not material to the annual or interim financial statements of previous periods. Accordingly, the prior period financial statements have not been restated.

4.	Significant Accounting Judgments, Estimates and Assumptions

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

5.	Segment Information

The operating segment of the Group is a component for which discrete financial information is available and whose operating results are regularly reviewed by the Group’s chief operating decision maker to make decisions about resource allocation and assess performance. No operating segments have been aggregated to form the reportable segments.

For the six-month periods ended June 30, 2013 and 2014, the Group identified two reportable segments, LINE business and portal segment and data management services segment, which were the Group’s business units. In September 30, 2014, the Company disposed of its data management services segment. As a result, the data management services segment was retrospectively classified as part of the discontinued operations on the Consolidated Statements of Profit or Loss for the six-month periods ended June 30, 2013 and 2014. Refer to Note 3 (1) Significant Accounting Policies for further details.

Segment information is presented for continuing operations.

LINE Corporation

Notes to Interim Condensed Consolidated Financial Statements (continued)

5.	Segment Information (continued)

(1)	Description of Reportable Segment

The Group has a single reportable segment:

LINE business and portal segment	–

The Group mainly operates a cross-platform messenger application, LINE, and provides communication and content and advertising services. Communication and content are primarily provided to end users via various communication and content. Communication mainly includes LINE Stickers. Content includes LINE Games. Advertising services are provided via LINE advertising and web portals livedoor and NAVER Matome. LINE advertising includes LINE Official Accounts and Sponsored Stickers.

6.	Property and Equipment

During the six-month periods ended June 30, 2013 and June 30, 2014, the Group acquired assets with a cost of 1,136,752 thousand yen and 2,782,433 thousand yen, respectively, which mainly consist of the Company’s server infrastructure purchased in relation to its operation of the LINE business and portal segment, and furniture and fixtures purchased for the data center operation in Toyosu, Tokyo. The purchases of server infrastructure amounted to 518,924 thousand yen, and 1,175,660 thousand yen for the six-month periods ended June 30, 2013, and 2014 respectively. Furniture and fixtures purchased for the data center operation in Toyosu amounted to 90,097 thousand yen and 392,901 thousand yen for the six-month periods ended June 30, 2013 and 2014, respectively.

Contractual commitments for the acquisition of property and equipment as of December 31, 2013 and June 30, 2014 are 222,247 thousand yen and 231,342 thousand yen, respectively.

7.	Income Taxes

The Group’s tax provision for interim periods is determined using an estimate of the Group’s annual effective tax rate, adjusted for discrete items arising during the period. In each quarter the Group updates the estimate of the annual effective tax rate, and if the estimated annual tax rate changes, the Group makes a cumulative adjustment in that quarter.

The effective tax rate for the continuing operations of the six-month period ended June 30, 2013 of (14.9)%, which differed from the Japanese statutory tax rate of 40.7% for the year ended December 31, 2012, primarily due to losses incurred by the Company’s Korean subsidiaries, for which no deferred tax assets were recognized, exceeding the profits before tax of the Company.

The effective tax rate for the continuing operations of the six-month period ended June 30, 2014 of 74.6%, which differed from the Japanese statutory tax rate of 38.0% for the year ended December 31, 2013, primarily due to losses incurred by the Company’s Korean subsidiaries, for which no deferred tax assets were recognized, partially offsetting the profits before tax of the Company.

LINE Corporation

Notes to Interim Condensed Consolidated Financial Statements (continued)

8.	Financial Assets and Financial Liabilities

The carrying amounts and fair value of financial instruments, except for cash and cash equivalents, by line item in the Interim Condensed Consolidated Statement of Financial Position and by category as defined in IAS 39 Financial Instruments: Recognition and Measurement as of December 31, 2013 and June 30, 2014, are as follows:

The fair value is not disclosed for those financial instruments which are not measured at fair value in the Interim Condensed Statement of Financial Position, and whose fair value approximates their carrying amount due to their short-term and/or variable-interest bearing nature. Refer to Note 13 Fair Value Measurements for more details of the available-for-sale financial assets, which are measured at fair value.

			(In thousands of yen)

	December 31, 2013		June 30, 2014
Items	Book value	Fair value	Book value	Fair value
			(unaudited)
Financial assets
Trade and other receivables
Loans and receivables	11,815,078		20,004,230

Other financial assets, current
Loans and receivables-Time deposits	740,000		740,000

Other financial assets, non-current
Held-to-maturity investments	280,644	289,747	280,606	293,344
Loans and receivables
Guarantee deposits	2,341,620		2,341,625
Office security deposits	1,470,393	1,466,771	1,680,993	1,658,640
Available-for-sale financial assets	1,243,718	1,243,718	1,251,068	1,251,068
Other	–		37,922

Total	5,336,375		5,592,214

Financial liabilities
Trade and other payables
Financial liabilities measured at amortized cost	7,835,183		16,064,193

Other financial liabilities, current
Financial liabilities measured at amortized cost
Deposits received	1,224,024		750,505
Short-term borrowings	9,201,420		8,212,257
Corporate bonds	495,000		495,000
Borrowing arrangement	491,500	498,181	491,500	494,673
Office security deposits received under sublease agreement	–		393,650	389,628
Others	702		714

Total	11,412,646		10,343,626

Other financial liabilities non-current
Financial liabilities measured at amortized cost
Corporate bonds	1,005,000		757,500
Borrowing arrangement	450,542	444,537	204,792	202,015
Office security deposits received under sublease agreement	393,650	386,970	7,502	7,502
Others	2,262		1,902

Total	1,851,454		971,696

LINE Corporation

Notes to Interim Condensed Consolidated Financial Statements (continued)

9.	Issued Capital and Reserves

Share premium

The movements in share premium for the six-month period ended June 30, 2013 are as follows:

	(In thousands of yen)

	Share-based payments	Common control business combinations	Others	Share premium total
January 1, 2013	31,151	472,408	12,583,922	13,087,481
Distributions to the shareholder(1)	–	–	(216,217)	(216,217)
Non-cash distributions(2)	–	–	(8,651,680)	(8,651,680)
Share-based payments(3)	373,821	–	–	373,821

June 30, 2013	404,972	472,408	3,716,025	4,593,405

(1)

LINE Plus was established by the Company and NAVER in 2013. Certain NAVER employees, along with the associated post-employment defined benefit obligations at the time of transfer, were transferred to LINE Plus in multiple instances throughout the year of 2013. For the six-month period ended June 30, 2013, LINE Plus received 412,427 thousand yen as a result of such transfer. 360,362 thousand yen is the difference between the total defined benefit obligation liabilities assumed by LINE Plus and the cash proceeds received from NAVER. Of the 360,362 thousand yen, 144,145 thousand yen was attributable to the non-controlling interest, while the remaining 216,217 thousand yen was attributable to the shareholder, which was accounted for as a deemed distribution to the shareholder and charged to share premium.

(2)

The disposed Hangame business and related entities were transferred to a new entity, New NHN Japan Corporation (“New NHN Japan”). The decrease in share premium was due to the distribution of the shares of New NHN Japan to the shareholder. Refer to Note 10 Supplemental Cash Flow Information for more details.

(3)	The increase in share-based payments was due to the recognition of share-based compensation expenses for the stock options granted in 2012. Refer to Note 14 Share-based Payments for more details.

The movements in share premium for the six-month period ended June 30, 2014 are as follows:

	(In thousands of yen)

	Share-based payments	Common control business combinations	Others	Share premium total
January 1, 2014	835,589	426,958	3,716,025	4,978,572
Share-based payments(4)	1,258,130	–	–	1,258,130

June 30, 2014	2,093,719	426,958	3,716,025	6,236,702

(4)

The increase in share-based payments was due to the recognition of share-based compensation expenses for the stock options granted in 2012, 2013 and 2014. Refer to Note 14 Share-based Payments for more details.

LINE Corporation

Notes to Interim Condensed Consolidated Financial Statements (continued)

10.	Supplemental Cash Flow Information

Divestiture of Hangame Business

The Company’s board of directors approved a plan to dispose its Hangame business and related subsidiaries, including NHN Search Technology Corp., NHST Japan Corp., Sync. Corp., and Mediator Corp., as well as Smartphone Contents Investment Limited Partnership, which was one of the Company’s associates (49.95% ownership interest), in February 2013. The disposed Hangame business and related entities were transferred to a new entity, New NHN Japan.

All of the shares of New NHN Japan were distributed to NAVER in the form of a non-cash dividend in April 2013. The non-cash distribution was accounted for as a transaction under common control. The book value of New NHN Japan was 8,651,680 thousand yen at the time of distribution. The assets and liabilities of the Hangame business and related entities eventually distributed to NAVER are presented below. Refer to Note 11 Discontinued Operations and Non-current Assets Held for Sale for more details.

(In thousands of yen)

Cash and cash equivalents	7,800,358
Other current assets	3,779,999
Non-current assets	1,065,204
Current liabilities	(3,436,143)
Non-current liabilities	(148,290)

Net assets transferred due to the divestiture of the Hangame business and related entities	9,061,128

Transfer of Post Employment Defined Benefit Obligations

LINE Plus was established by the Company and NAVER in 2013. Certain NAVER employees, along with their associated post-employment defined benefit obligations at the time of transfer, were transferred to LINE Plus. There was a difference between the total defined benefit obligations assumed by the Group and the cash proceeds received from NAVER. Such difference of 360,362 thousand yen was of a non-cash nature.

11.	Discontinued Operations and Non-current Assets Held for Sale

On February 13, 2013, the Company’s board of directors approved a plan to dispose of its Hangame business and related subsidiaries, including NHN Search Technology Corp., NHST Japan Corp., Sync. Corp and Mediator Corp., as well as Smartphone Contents Investment Limited Partnership, an associate in which the Company held a 49.95% ownership interest. The disposed Hangame business and related entities were transferred to a new entity, New NHN Japan, which specializes in gaming services. The Company later disposed of New NHN Japan by transferring all the related shares to NAVER. The operations of the Hangame business and related entities were classified as discontinued operations and the disposition was completed when all shares of New NHN Japan were distributed to NAVER on April 1, 2013. As New NHN Japan was transferred to NAVER, the parent of the Company, this disposal was accounted for as a transaction under common control and the Company did not record a gain or loss on distribution for financial accounting purposes, but did incur a gain for tax purposes.

On September 19, 2014, the Company’s board of directors approved a plan to dispose of its data management business. The operations of the data management services business was classified as discontinued operations on

LINE Corporation

Notes to Interim Condensed Consolidated Financial Statements (continued)

11.	Discontinued Operations and Non-current Assets Held for Sale (continued)

September 19, 2014, and the disposition was completed through a sale to a subsidiary of NHN Entertainment Corporation on September 30, 2014. As a result, the data management services segment was retrospectively classified as part of the discontinued operations on the Consolidated Statements of Profit and Loss for the six-month periods ended June 30, 2013 and 2014. Refer to Note 3(1) Significant Accounting Policies for more details.

The aggregated results of the discontinued operations for the six-month period ended June 30, 2013 and 2014 are presented below.

	(In thousands of yen)

	2013	2014
	(unaudited)	(unaudited)
Revenues	7,743,136	2,415,940
Other income	56,811	193

Expenses	(6,648,054)	(2,039,242)

Profit before tax from discontinued operations	1,151,893	376,891

Income taxes on ordinary activities	(430,250)	(172,891)
Income taxes on distribution and disposal(1)	(287,972)	–

Profit for the period from discontinued operations	433,671	204,000

(1)

The divestiture of New NHN Japan was accounted for as a transaction under common control and, accordingly, no disposal gain or loss was recorded for financial accounting purposes. However, the divestiture was deemed to be a transfer of assets for income tax purposes, and hence, was a taxable transaction. Accordingly, the Company incurred 287,972 thousand yen of income tax expense on the gain on sale.

The aggregated cash flow information for the discontinued operations for the six-month periods ended June 30, 2013 and 2014 are presented below.

	(In thousands of yen)

	2013	2014
	(unaudited)	(unaudited)
Operating	1,846,029	210,658
Investing	(420,168)	(209,498)

Net cash inflow	1,425,861	1,160

LINE Corporation

Notes to Interim Condensed Consolidated Financial Statements (continued)

12.	Earnings per Share

The profit or loss for the period and the weighted average number of shares used in the calculation of earnings per share are as follows:

For the six-month period ended June 30,

(In thousands of yen, except number of shares)

	2013	2014
	(unaudited)	(unaudited)
(Loss)/profit for the period attributable to the shareholder of the Company from continuing operations	(670,790)	2,560,559
Profit for the period attributable to the shareholder of the Company from discontinued operations	433,671	204,000

Total (loss)/profit for the period attributable to the shareholder of the Company for basic and diluted earnings per share	(237,119)	2,764,559

Weighted average number of common shares for basic earnings per share	174,992,000	174,992,000
Effect of dilution:
Share options	–	10,261,487

Weighted average number of common shares adjusted for the effect of dilution	174,992,000	185,253,487

On July 28, 2014, the Company’s board of directors approved a five-hundred-for-one forward stock split of the Company’s common shares, effective July 28, 2014 (the “2014 Stock Split”). All references in the financial statements to the number of shares outstanding, per share amounts and stock option data of the Company have been adjusted to reflect the effect of the 2014 Stock Split for all periods presented.

To calculate the earnings per share for continuing and discontinued operations, the weighted average number of common shares for both the basic and diluted amounts is as per the table above.

In calculating diluted earnings per share, share options outstanding and other potential shares are taken into account where their impact is dilutive. Potential common shares used in the calculation of diluted earnings per share for the six months ended June 30, 2013 excluded options representing 14,000,000 shares granted in 2012, which were outstanding as of June 30, 2013, as their impact is antidilutive. Potential common shares used in the calculation of diluted earnings per share for the six months ended June 30, 2014 excluded options representing 1,808,000 shares granted in 2014, which were outstanding as of June 30, 2014, as their impact is antidilutive.

13.	Fair Value Measurements

(1)	Fair value hierarchy

The Group referred to the levels of the fair value hierarchy for financial instruments measured at fair value on the consolidated financial statements based on the following inputs:

–	Level 1 inputs are quoted prices in active markets for identical assets or liabilities.

LINE Corporation

Notes to Interim Condensed Consolidated Financial Statements (continued)

13.	Fair Value Measurements (continued)

(1)	Fair value hierarchy (continued)

–

Level 2 inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

–

Level 3 inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions that market participants would use in establishing a price.

There have been no transfers among Level 1, Level 2 and Level 3 during the six-month periods ended June 30, 2013 and 2014.

(2)	Fair value measurements by fair value hierarchy

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2013 and June 30, 2014 are as follows:

	(In thousands of yen)

December 31, 2013	Level 1	Level 2	Level 3	Total
Available-for-sale financial assets
Private equity investments	–	–	1,243,718	1,243,718

Total	–	–	1,243,718	1,243,718

	(In thousands of yen)

June 30, 2014 (unaudited)	Level 1	Level 2	Level 3	Total
Available-for-sale financial assets
Private equity investments	–	–	1,251,068	1,251,068

Total	–	–	1,251,068	1,251,068

LINE Corporation

Notes to Interim Condensed Consolidated Financial Statements (continued)

13.	Fair Value Measurements (continued)

(3)	Reconciliations from the opening balance to the closing balance of financial instruments categorized within Level 3 are as follows:

	(In thousands of yen)

	2013	2014
Fair value as of January 1	255,976	1,243,718
Total gain or loss for the period:
Included in other comprehensive income(1) (unaudited)	48,484	(8,829)

Comprehensive income (unaudited)	48,484	(8,829)
Purchase (unaudited)	–	14,178
Business divestiture(2) (unaudited)	(122,490)	–
Effect of exchange rate changes (unaudited)	–	2,001

Fair value as of June 30 (unaudited)	181,970	1,251,068

(1)	This amount is included in net change in fair value of available-for-sale financial assets in the Group’s Interim Condensed Consolidated Statement of Comprehensive Income.

(2)

The financial assets are private equity investments transferred to New NHN Japan in April 2013, when the Hangame business was disposed of. Refer to Note 10 Supplemental Cash Flow Information and Note 11 Discontinued Operations and Non-current Assets Held for Sale for further details.

(4)	Valuation techniques and inputs

Measured at fair value

Private equity investments

Available-for-sale investments categorized within Level 3 mainly consist of unlisted equity securities and private equity investment funds. Private equity investment funds were measured at fair value based on the most recently available net asset value. The Group believes that the fair value of the investments in unlisted equity securities approximated the prices from the most recent transactions as of June 30, 2014 as no substantial changes in the fair value have been noted since then. The valuation techniques and the valuation results of the Level 3 financial assets were reviewed and approved by the management of the Group.

14.	Share-Based Payments

The Company has stock option incentive plans for directors and employees. Each stock option represents the right to purchase 500 Company shares at a fixed price (344 yen for 2012 and 2013 grants and 1,320 yen for 2014 grants per common share) for a defined period of time. During the six-month period ended June 30, 2014, the Company granted 3,650 options which, upon exercise, are equivalent to 1,825,000 common shares. The fair value of stock options is determined using the Black-Scholes model, a commonly accepted stock option pricing method. Stock options granted vest after two years from the grant date and are exercisable for a period of eight years from the vesting date. Conditions for vesting and exercise of the stock options require that those who received the allotment of stock options continue to be employed by the Company from the grant date to the vesting date, and from the grant date to the exercise date, respectively, unless otherwise permitted by the board of directors.

LINE Corporation

Notes to Interim Condensed Consolidated Financial Statements (continued)

14.	Share-Based Payments (continued)

(1)	Movements during the six-month period ended June 30, 2014

The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, outstanding share options on a per-common-share basis during the period:

	Number (shares)(1)	WAEP (yen per share)
Outstanding at January 1, 2014	17,430,500	344
Granted during the period	1,825,000	1,320
Forfeited during the period	(45,000)	713
Exercised during the period	–	–
Expired during the period	–	–

Outstanding at June 30, 2014	19,210,500	436

Exercisable at June 30, 2014	–	–

(1)	The number of common shares underlying the share options has been adjusted to reflect the effect of the 2014 Stock Split. Refer to Note 12 Earnings per Share for further details.

The weighted average remaining contractual life for the share options outstanding as of June 30, 2014 was 9 years.

The exercise price for options per common share granted during the six-month period ended June 30, 2014 was 1,320 yen.

(2)	The following table lists the inputs to the models used for deriving the fair value of the stock options granted during the six-month period ended June 30, 2014:

2014
Dividend yield	0.0%
Expected volatility	58%
Risk-free interest rate	0.2%
Expected life of share options (years)	6
Weighted average grant date fair value of the Group’s equity per common share (yen)	1,161
Model used	Black-Scholes

The weighted average fair value of options granted during the six-month period ended June 30, 2014 was 575 yen on a per-common-share basis.

The expected volatility reflects the assumption that the historical volatility over a period similar to the expected life of the stock options for publicly listed companies that are comparable to the Company and is indicative of future trends, which may not necessarily be the actual outcome.

(3)

The Group has recognized 373,821 thousand yen and 1,256,164 thousand yen of share-based payment expenses in the Interim Condensed Consolidated Statement of Profit or Loss for the six-month periods ended June 30, 2013 and 2014, respectively.

LINE Corporation

Notes to Interim Condensed Consolidated Financial Statements (continued)

15.	Related Party Transactions

The following table provides the total amount of related party transactions entered into during the six-month periods ended June 30, 2013 and 2014, as well as balances with related parties as of December 31, 2013 and June 30, 2014.

(1)	Significant related party transactions during the six-month periods ended June 30, 2013, and outstanding balances with related parties as of December 31, 2013, are as follows:

	(In thousands of yen)

Relationship	Name	Transaction	Transaction amount	Outstanding payable balances
			(unaudited)
Parent company	NAVER	Guarantee(1)	–	–
Parent company	NAVER	Non-cash distribution(2)	8,651,680	–
Parent company	NAVER	Cash received in exchange for defined benefit obligation liabilities associated with employees transferred(3)	412,427	–
Subsidiary of parent company	NAVER Business Platform Corp.	Operating expenses(4)(5)	845,018	1,469,137

(1)	NAVER provided a guarantee for the Group related to the outstanding borrowings of the Group of 4,000,000 thousand yen for the year ended December 31, 2013.

(2)

The Group disposed of its Hangame business and related entities by transferring all the related shares to NAVER on April 1, 2013. Refer to Note 11 Discontinued Operations and Non-current Assets Held for Sale for more details.

(3)

LINE Plus was established by the Company and NAVER in 2013. Certain NAVER employees, along with the associated post-employment defined benefit obligations at the time of transfer, were transferred to LINE Plus in multiple instances throughout the year of 2013. For the six-month period ended June 30, 2013, LINE Plus received 412,427 thousand yen for assuming such defined benefit obligation liabilities for the six-month period ended June 30, 2013. The significant terms of the defined benefit plans under NAVER and LINE Plus are identical.

(4)	The subsidiary of the parent company provided data hosting services to the Group.

(5)	The payable amount outstanding is unsecured and would be settled in cash.

LINE Corporation

Notes to Interim Condensed Consolidated Financial Statements (continued)

15.	Related Party Transactions (continued)

(2)	Significant related party transactions during the six-month period ended June 30, 2014 and outstanding balances with related parties as of June 30, 2014 are as follows:

(In thousands of yen)

Relationship	Name	Transaction	Transaction amount	Outstanding payable balances
			(unaudited)	(unaudited)
Parent company	NAVER	Guarantee(1)	–	–
Parent company	NAVER	Advertising service(2)	166,871	304,757

(1)	NAVER provided a guarantee for the Group related to the outstanding borrowings of the Group of 4,000,000 thousand yen for the six-month period ended June 30, 2014.

(2)

LINE Plus and NAVER entered into an agreement for exchange of services in which LINE Plus provides advertising services via the LINE platform and the right to use certain LINE characters in exchange for NAVER’s advertising services for LINE Plus via NAVER’s web portal. The Group incurred advertising expenses of 166,871 thousand yen in connection with the advertising services provided by NAVER for the six-month period ended June 30, 2014.

(3)	The total compensation of key management personnel for the six-month periods ended June 30, 2013 and 2014, was as follows:

	(In thousands of yen)

	2013	2014
	(unaudited)	(unaudited)
Salaries (including bonuses)	75,710	168,194
Share-based payments	351,952	350,908

Total	427,662	519,102

Key management personnel include directors and corporate auditors of the Company.

16.	Business combinations

On April 10, 2013, the Group acquired 100% of the voting shares of ForSchooner, an unlisted company based in Japan specializing in data storage and IT infrastructure solutions. The Group acquired ForSchooner as it was expected to significantly enhance the Group’s IT infrastructure environment and expand the range of services that the Group can offer.

LINE Corporation

Notes to Interim Condensed Consolidated Financial Statements (continued)

16.	Business combinations (continued)

Assets acquired and liabilities assumed

The fair values of the identifiable assets and liabilities of ForSchooner as of the date of acquisition were:

(In thousands of yen)

Fair value recognized on acquisition
Assets
Cash and cash equivalents	41,843
Trade receivables, net	28,322
Property and equipment	2,685
Other assets	16,668

89,518

Liabilities
Trade and other payables	21,429
Deposits received	4,599
Provisions	7,477
Consumption taxes payable	8,958
Loan payables	54,704

97,167

Total identifiable net liabilities at fair value	(7,649)

Goodwill	117,649

Total consideration	110,000

All consideration was paid in cash. The fair value of the trade receivables was 28,322 thousand yen. The gross contractual amounts of the trade receivables were not materially different from the fair value determined as part of the purchase price allocation.

Goodwill of 117,649 thousand yen represented the value of expected synergies arising from the acquisition and was allocated entirely to the data management services segment.

As part of the business combination, the Company also acquired talent and an assembled workforce from ForSchooner. However the assembled workforce did not meet the criteria for recognition as an intangible asset under IAS 38. None of the goodwill recognized was expected to be deductible for income tax purposes.

LINE Corporation

Notes to Interim Condensed Consolidated Financial Statements (continued)

16.	Business combinations (continued)

From the date of acquisition, ForSchooner had contributed 74,616 thousand yen to the revenue and 32,628 thousand yen to the profit before tax from continuing operations of the Group. If the combination had taken place on January 1, 2013, revenue from continuing operations would have been 14,614,043 thousand yen (unaudited) and the loss before tax from continuing operations for the Group would have been 1,734,469 thousand yen (unaudited) for the six-month period ended June 30, 2013.

(In thousands of yen)
Analysis of cash flows on acquisition:
Total consideration related to the acquisition (included in cash flows from operating activities)	(110,000)
Net cash acquired with the subsidiary (included in cash flows from investing activities)	41,843

Net cash flows on acquisition	(68,157)

Transaction costs were expensed and included in operating expenses.

17.	Principal Subsidiaries

Information on subsidiaries

The table below included subsidiaries which were newly consolidated during the six-month period ended June 30, 2014, and subsidiaries in which the Company’s percentage of ownership changed during such period:

			Percentage of ownership
Name	Primary business activities	Country of incorporation	December 31, 2013	June 30, 2014
LINE Pay Corporation(1)	Software Development and mobile payment service	Japan	–	100%
LINE BIZ+ PTE. LTD.(2)	Software Development and mobile payment service	Singapore	–	100%
LINE Company (Thailand) Limited(3)	e-commerce	Thailand	–	30%
LINE Taiwan Limited(4)	Mobile Service	Taiwan	–	60%
LMG Corporation(5)	Mobile Contents	Japan	–	100%
ForSchooner(6)	Data storage and IT infrastructure solutions	Japan	100%	–

(1)	The Company established LINE Pay Corporation in May 2014.

(2)	The Company established LINE BIZ+ PTE.LTD. in May 2014.

(3)

LINE Plus established LINE Company (Thailand) Limited in May 2014. The Group’s ownership in LINE Company (Thailand) Limited is 30% but it holds 91% of the voting rights. The remaining 20% and 50% ownership interest in LINE Company (Thailand) Limited were held by NAVER and unrelated third-parties, respectively. Accordingly, LINE Company (Thailand) Limited is included in the scope of consolidation for the Group’s interim condensed consolidated financial statements.

LINE Corporation

Notes to Interim Condensed Consolidated Financial Statements (continued)

17.	Principal Subsidiaries (continued)

(4)	LINE Plus established LINE Taiwan Limited in June 2014.

(5)	The Company established LMG Corporation in June 2014.

(6)

ForSchooner was acquired in April 2013 by DataHotel. On January 1, 2014, ForSchooner was merged with DataHotel. DataHotel was subsequently disposed in September 2014. Refer to Note 3(1) Significant Accounting Policies for further details.

LINE Plus was established by the Company and NAVER in February 2013 and is domiciled in Korea. LINE Plus primarily manages the Group’s international operations. The initial capital for LINE Plus amounted to 3,414,566 thousand yen, of which, 60% or 2,048,739 thousand yen was contributed by the Company, while the remaining 40% or 1,365,827 thousand yen was contributed by NAVER. LINE Plus issued stock to NAVER, the non-controlling shareholder, in exchange for its capital contribution. The Group’s percentage of ownership is 60% as of June 30, 2014.

Ultimate parent company of the Group

The next senior and the ultimate parent company of the Group is NAVER, which is domiciled in Korea and listed on the Korean Stock Exchange.

18.	Investments in Associates

The Company has a 50% ownership interest in LINE Project Production Partnership (“LINE Project”) which produces animation. Line Project is incorporated in Japan. As the Company does not control nor direct the daily activities of LINE Project, the Company has determined that it does not have control over LINE Project. Accordingly, the Company does not consolidate LINE Project and accounts for its ownership using the equity method. The carrying amounts of the investment in this associate decreased from 59,250 thousand yen as of December 31, to nil as of June 30, 2014 as a result of recognizing the Group’s share of the loss incurred by the associate for the six-month period ended June 30, 2014.

In April 2014, the Company obtained a 50% ownership interest in Collab+LINE LLC, which mainly identifies and invests in businesses in North America with the potential to create value and provide returns for the Company. Collab+ LINE LLC is incorporated in North America. As the Company does not control nor direct the daily activities of Collab+LINE LLC, the Company accounts for its ownership in Collab+LINE LLC using the equity method. The carrying amount of the investment in this associate was 104,328 thousand yen as of June 30, 2014.

In May 2014, the Company obtained a 40% ownership interest in Line Bros. Corporation (“LINE Bros.”) which plans to provide food delivery services via the LINE platform. LINE Bros. is incorporated in Japan. As the Company does not control nor direct the daily activities of LINE Bros., the Company accounts for its ownership in LINE Bros. using the equity method. The carrying amount of the investment in this associate was 20,000 thousand yen as of June 30, 2014.

LINE Corporation

Notes to Interim Condensed Consolidated Financial Statements (continued)

19.	Subsequent Events

Stock option grants

On August 1, 2014, the board of directors authorized grants of 1,505 stock options to employees of the Group which, upon exercise, are equivalent to 752,500 common shares. The weighted average fair value of options granted is 2,310 yen per common share. The Group’s stock options represent the right to purchase shares at a fixed price (1,320 yen per share) for a specific period of time. The granted options will vest two years from the grant date and will be exercisable for a period of eight years. The terms and conditions are substantially the same of those authorized on February 5, 2014.

On September 30, 2014, the board of directors authorized the grant of 705 stock options to employees of the Group which, upon exercise, are equivalent to 352,500 common shares. These options were granted on October 31, 2014. The terms and conditions are substantially the same of those authorized on August 1, 2014.

Establishment of a subsidiary

On July 28, 2014, the board of directors of the Company authorized the establishment of a subsidiary, LINE C&I Corporation (“LINE C&I”). Subsequently, on August 1, 2014, the Group established LINE C&I, a wholly owned subsidiary with initial capital of approximately 5,231,000 thousand yen. LINE C&I is incorporated in Korea, and plans to make small scale investments and to acquire and manage intellectual properties that are expected to benefit the operations of the Group.

On August 5, 2014, the board of directors of the Company authorized the establishment of subsidiaries, LINE GAME Global Gateway, and its management company, LINE Ventures Corporation (“LINE Ventures”). On October 1, 2014, the Company entered in to and formed a limited partnership of LINE GAME Global Gateway L.P. with capital of up to approximately 10,000,000 thousand yen. On September 12, 2014, the Company established LINE Ventures with capital of 10,000 thousand yen. Both subsidiaries are incorporated in Japan. LINE GAME Global Gateway and LINE Ventures plan to invest in game developing companies and game content related rights.

Short-term borrowing

On July 31, 2014 the Group obtained an unsecured short-term loan in the amount of 13,000,000 thousand yen, with an interest rate of 0.3% per annum and a maturity date of December 30, 2014. The loan was obtained to finance a newly established subsidiary and to repay capital contributed from NAVER to LINE Plus in connection with the LINE Plus Capital Reduction explained below.

LINE Plus Capital Reduction

On August 1, 2014, the board of directors of NAVER and the board of directors of the Company approved the reduction of LINE Plus capital contributed to date by NAVER which, upon completion, would result in the Company owning 100% of the equity capital in LINE Plus. NAVER had made a cumulative capital contribution of 7,253,669 thousand yen to LINE Plus as of August 1, 2014. Pursuant to the approval of the LINE Plus Capital Reduction, LINE Plus was obligated to repay such entire amount of contributed capital to NAVER. LINE Plus paid NAVER 80 billion Korean won, or approximately 8,288,000 thousand yen, upon the closing of this transaction on September 5, 2014.

LINE Corporation

Notes to Interim Condensed Consolidated Financial Statements (continued)

19.	Subsequent Events (continued)

Entry into Agreement to Acquire MixRadio

On December 18, 2014, the Company entered into a business sale agreement with Microsoft Mobile Oy, pursuant to which the Company will acquire substantially all of the seller’s assets relating to, connected with, required for or used in its MixRadio business, a free personal music streaming service. As consideration for the acquisition, the Company will pay US$40 million in cash, subject to certain adjustments, and will assume certain liabilities of the seller related to the MixRadio business. The closing of this transaction, which is subject to the satisfaction of certain customary conditions, is expected to occur in the first quarter of 2015.

20.	Restatement of the Interim Condensed Consolidated Financial Statements

In November 2014, the Group identified errors in its accounting for the acquisition of LINE Play from NAVER, which was accounted for as a business combination under common control using the pooling method. The Group had retrospectively recorded the difference between the net assets acquired and the consideration paid to NAVER as share premium, and retrospectively reflected the consideration paid to NAVER in 2013 as accounts payable to NAVER in its previously issued Consolidated Statements of Financial Position as of January 1, 2012 and December 31, 2012. The Group subsequently determined that there is no authoritative guidance indicating that the retrospective presentation of the consideration paid to NAVER as accounts payable is appropriate, and, accordingly, the consideration paid in the period is accounted for as a distribution to NAVER in the period it was paid.

The Group also determined that certain expenses incurred in the six-month period ended June 30, 2013 were overstated and were inappropriately deducted for 2013 income tax purposes for LINE Corporation on a standalone basis. As a result, the Group had understated the income tax expenses for the six-month period ended June 30, 2013 and is subject to interest and penalties on the unpaid tax balances.

In addition, in its previously issued unaudited interim condensed consolidated financial statements, the Group had reflected the LINE Plus Capital Reduction retrospectively, as if LINE Plus had been a wholly owned subsidiary of the Company since its establishment. Subsequently, the Group determined that there is no authoritative guidance indicating it is appropriate to retroactively restate the effects of this transaction in the historical balance sheet and statement of operations. Accordingly, the Group determined that the capital reduction, which resulted in a change in non-controlling interest, should be accounted for prospectively in accordance with IFRS 10.

Further, the Group determined that the marketing expenses for the six-month period ended June 30, 2014 were overstated by 240,830 thousand yen, as the Group had recorded certain advertising costs based on invoices which were subsequently found to be inaccurate due to billing errors.

Accordingly, the Group restated the affected line items of the previously issued unaudited interim condensed consolidated financial statements to correct these errors. The restated unaudited interim condensed consolidated financial statements were approved by the board of directors on December 22, 2014 and have been updated for the effects of events up to such date.

LINE Corporation

Notes to Interim Condensed Consolidated Financial Statements (continued)

20.	Restatement of the Interim Condensed Consolidated Financial Statements (continued)

The following tables present the impact of the restatement adjustments on the Group’s previously issued unaudited interim condensed consolidated financial statements (in thousands yen except per share data). The adjustments to the unaudited interim condensed consolidated financial statements also include columns for additional transactions requiring retrospective restatement, namely, the discontinued operation of DataHotel and the acquisition of LINE Vietnam, to allow for reconciliation back to the previously issued unaudited interim condensed consolidated financial statements.

(a)	Adjustments to Interim Condensed Consolidated Statements of Financial Position

	(In thousands of yen)

	June 30, 2014
					Other adjustments
	As previously reported	Tax related restatement adjustments	LINE Plus Capital Reduction related restatement adjustments	Marketing Expenses related restatement adjustments	Acquisition of LINE Vietnam	As restated
Assets
Current assets
Cash and cash equivalents	14,834,938	–	–	–	33,917	14,868,855
Trade and other receivables	19,824,011	195,506	–	–	(15,287)	20,004,230
Other financial assets, current	1,055,093	–	–	–	(315,093)	740,000
Other current assets	2,683,912	–	–	(24,653)	53,858	2,713,117

Total current assets	38,397,954	195,506	–	(24,653)	(242,605)	38,326,202

Non-current assets
Property and equipment	9,522,574	–	–	–	4,081	9,526,655
Goodwill	2,683,308	–	–	–	–	2,683,308
Other intangible assets	258,206	–	–	–	–	258,206
Investments in associates	124,328	–	–	–	–	124,328
Other financial assets, non-current	5,580,727	–	–	–	11,487	5,592,214
Deferred tax assets	3,296,647	207,544	–	–	–	3,504,191
Other non-current assets	150,787	–	–	–	10,317	161,104

Total non-current assets	21,616,577	207,544	–	–	25,885	21,850,006

Total assets	60,014,531	403,050	–	(24,653)	(216,720)	60,176,208

LINE Corporation

Notes to Interim Condensed Consolidated Financial Statements (continued)

20.	Restatement of the Interim Condensed Consolidated Financial Statements (continued)

(a)	Adjustments to Interim Condensed Consolidated Statements of Financial Position (continued)

	(In thousands of yen)

	June 30, 2014
					Other adjustments
	As previously reported	Tax related restatement adjustments	LINE Plus Capital Reduction related restatement adjustments	Marketing Expenses related restatement adjustments	Acquisition of LINE Vietnam	As restated
Liabilities
Current liabilities
Trade and other payables	16,286,341	47,272	–	(271,183)	1,763	16,064,193
Payable to parent	7,253,669	–	(7,253,669)	–	–	–
Other financial liabilities, current	10,343,626	–	–	–	–	10,343,626
Income tax payables	3,431,835	364,505	–	–	–	3,796,340
Provisions, current	77,102	–	–	–	–	77,102
Other current liabilities	10,898,480	48,660	–	–	–	10,947,140

Total current liabilities	48,291,053	460,437	(7,253,669)	(271,183)	1,763	41,228,401

Non-current liabilities
Other financial liabilities, non-current	971,696	–	–	–	–	971,696
Provisions, non-current	920,697	–	–	–	–	920,697
Post-employment benefits	1,648,486	–	–	–	–	1,648,486

Total non-current liabilities	3,540,879	–	–	–	–	3,540,879

Total liabilities	51,831,932	460,437	(7,253,669)	(271,183)	1,763	44,769,280

Shareholder’s equity
Share capital	12,596,198	–	–	–	–	12,596,198
Share premium	5,957,649	–	9,145	–	269,908	6,236,702
Accumulated deficit	(10,718,384)	42,613	7,215,950	144,498	(412,864)	(3,728,187)
Accumulated other comprehensive income	315,712	–	(88,801)	3,420	6,352	236,683

Equity attributable to the shareholder of the Company	8,151,175	42,613	7,136,294	147,918	(136,604)	15,341,396

Non-controlling interests	31,424	(100,000)	117,375	98,612	(81,879)	65,532

Total shareholder’s equity	8,182,599	(57,387)	7,253,669	246,530	(218,483)	15,406,928

Total liabilities and shareholder’s equity	60,014,531	403,050	–	(24,653)	(216,720)	60,176,208

LINE Corporation

Notes to Interim Condensed Consolidated Financial Statements (continued)

20.	Restatement of the Interim Condensed Consolidated Financial Statements (continued)

(b)	Adjustments to Interim Condensed Consolidated Statements of Profit or Loss

	(In thousands of yen)

	For the six-month period ended June 30, 2013
				Other adjustments
	As previously reported	Tax related restatement adjustments	LINE Plus Capital Reduction related restatement adjustments	Discontinued operation	Acquisition of LINE Vietnam	As restated
Revenues and other operating income:
Revenues	16,919,067	–	–	(2,373,394)	–	14,545,673
Other operating income	66,468	–	–	(4,267)	14	62,215

Total revenues and other operating income	16,985,535	–	–	(2,377,661)	14	14,607,888

Operating expenses:
Payment processing and licensing expenses	(4,168,588)	–	–	4,223	–	(4,164,365)
Employee compensation expenses	(4,026,742)	–	–	498,789	(54,887)	(3,582,840)
Marketing expenses	(4,047,675)	–	–	31,645	(78,206)	(4,094,236)
Infrastructure and communication expenses	(1,368,010)	73,533	–	644,908	(534)	(650,103)
Authentication and other service expenses	(1,879,215)	48,863	–	131,720	(35,152)	(1,733,784)
Depreciation and amortization expenses	(792,986)	–	–	274,232	(18,895)	(537,649)
Other operating expenses	(1,647,491)	73,110	–	256,896	(38,905)	(1,356,390)

Total operating expenses	(17,930,707)	195,506	–	1,842,413	(226,579)	(16,119,367)

Loss from operating activities	(945,172)	195,506	–	(535,248)	(226,565)	(1,511,479)

Finance income	33,953	–	–	(168)	669	34,454
Finance costs	(6,050)	–	–	321	–	(5,729)
Share of loss of associates	(110,490)	–	–	–	–	(110,490)
Gain/(loss) on foreign currency transactions, net	49,870	–	–	53	(32)	49,891
Other non-operating income	7,176	–	–	–	–	7,176

Loss before tax from continuing operations	(970,713)	195,506	–	(535,042)	(225,928)	(1,536,177)

Income tax (expenses)/benefits	(431,673)	(84,099)	–	286,124	–	(229,648)

Loss for the year from continuing operations	(1,402,386)	111,407	–	(248,918)	(225,928)	(1,765,825)

Profit from discontinued operations, net of tax	184,753	–	–	248,918	–	433,671

Loss for the year	(1,217,633)	111,407	–	–	(225,928)	(1,332,154)

Attributable to:
The shareholder of the Company	(1,217,633)	111,407	1,035,946	–	(166,839)	(237,119)
Non-controlling interests	–	–	(1,035,946)	–	(59,089)	(1,095,035)

LINE Corporation

Notes to Interim Condensed Consolidated Financial Statements (continued)

20.	Restatement of the Interim Condensed Consolidated Financial Statements (continued)

(b)	Adjustments to Interim Condensed Consolidated Statements of Profit or Loss (continued)

		(In yen)

	For the six-month period ended June 30, 2013
				Other adjustments
	As previously reported	Tax related restatement adjustments	LINE Plus Capital Reduction related restatement adjustments	Discontinued operation	Acquisition of LINE Vietnam	As restated
Earnings per share
Basic and diluted loss for the year attributable to the shareholder of the Company	(6.96)	0.64	5.92	–	(0.95)	(1.35)
Earnings per share from continuing operations
Basic and diluted loss from continuing operations attributable to the shareholder of the Company	(8.01)	0.64	5.92	(1.43)	(0.95)	(3.83)
Earnings per share from discontinued operations
Basic and diluted profit from discontinued operations attributable to the shareholder of the Company	1.05	–	–	1.43	–	2.48

LINE Corporation

Notes to Interim Condensed Consolidated Financial Statements (continued)

20.	Restatement of the Interim Condensed Consolidated Financial Statements (continued)

(b)	Adjustments to Interim Condensed Consolidated Statements of Profit or Loss (continued)

			(In thousands of yen)

	For the six-month period ended June 30, 2014
					Other adjustments
	As previously reported	Tax related restatement adjustments	LINE Plus Capital Reduction related restatement adjustments	Marketing Expenses related restatement adjustments	Discontinued operation	Acquisition of LINE Vietnam	As restated
Revenues and other operating income:
Revenues	38,953,559	–	–	–	(2,415,940)	–	36,537,619
Other operating income	18,897	–	–	–	(92)	1,606	20,411

Total revenues and other operating income	38,972,456	–	–	–	(2,416,032)	1,606	36,558,030
Operating expenses:
Payment processing and licensing expenses	(8,497,456)	–	–	–	2,033	–	(8,495,423)
Employee compensation expenses	(7,890,281)	–	–	–	512,346	(49,843)	(7,427,778)
Marketing expenses	(7,573,980)	–	–	240,830	19,332	(50)	(7,313,868)
Infrastructure and communication expenses	(1,696,388)	–	–	–	711,535	(369)	(985,222)
Authentication and other service expenses	(3,500,948)	–	–	–	183,989	(10,356)	(3,327,315)
Depreciation and amortization expenses	(1,357,821)	–	–	–	326,256	(212)	(1,031,777)
Other operating expenses	(4,050,992)	–	–	–	283,506	(32,844)	(3,800,330)

Total operating expenses	(34,567,866)	–	–	240,830	2,038,997	(93,674)	(32,381,713)

Loss from operating activities	4,404,590	–	–	240,830	(377,035)	(92,068)	4,176,317

Finance income	27,812	–	–	–	(219)	(9,697)	17,896
Finance costs	(51,193)	(9,230)	–	–	246	(2,589)	(62,766)
Share of loss of associates	(40,915)	–	–	–	–	–	(40,915)
Gain/(loss) on foreign currency transactions, net	(129,416)	–	–	–	117	14,355	(114,944)

Loss before tax from continuing operations	4,210,878	(9,230)	–	240,830	(376,891)	(89,999)	3,975,588

Income tax (expenses)/benefits	(3,134,920)	(2,089)	–	–	172,891	–	(2,964,118)

Loss for the year from continuing operations	1,075,958	(11,319)	–	240,830	(204,000)	(89,999)	1,011,470

Profit from discontinued operations, net of tax	–	–	–	–	204,000	–	204,000

Loss for the year	1,075,958	(11,319)	–	240,830	–	(89,999)	1,215,470

Attributable to:
The shareholder of the Company	1,075,958	(11,319)	1,607,644	144,498	–	(52,222)	2,764,559
Non-controlling interests	–	–	(1,607,644)	96,332	–	(37,777)	(1,549,089)

LINE Corporation

Notes to Interim Condensed Consolidated Financial Statements (continued)

20.	Restatement of the Interim Condensed Consolidated Financial Statements (continued)

(b)	Adjustments to Interim Condensed Consolidated Statements of Profit or Loss (continued)

			(In yen)

	For the six-month period ended June 30, 2014
					Other adjustments
	As previously reported	Tax related restatement adjustments	LINE Plus Capital Reduction related restatement adjustments	Marketing Expenses related restatement adjustments	Discontinued operation	Acquisition of LINE Vietnam	As restated
Earnings per share
Basic (loss)/ profit for the period attributable to the shareholder of the Company	6.15	(0.06)	9.19	0.82	–	(0.30)	15.80
Diluted profit for the period attributable to the shareholder of the Company	5.81	(0.06)	8.68	0.77	–	(0.28)	14.92
Earnings per share for continuing operations
Basic (loss)/ profit from continuing operations attributable to the shareholder of the Company	6.15	(0.06)	9.19	0.82	(1.17)	(0.30)	14.63
Diluted profit from continuing operations attributable to the shareholder of the Company	5.81	(0.06)	8.68	0.77	(1.10)	(0.28)	13.82
Earnings per share for discontinued operations
Basic profit from discontinued operations attributable to the shareholder of the Company	–	–	–	–	1.17	–	1.17
Diluted profit from discontinued operations attributable to the shareholder of the Company	–	–	–	–	1.10	–	1.10

LINE Corporation

Notes to Interim Condensed Consolidated Financial Statements (continued)

20.	Restatement of the Interim Condensed Consolidated Financial Statements (continued)

(c)	Adjustments to Interim Condensed Consolidated Statements of Change in Equity

				(In thousands of yen)

	Equity attributable to the shareholder of the Company
				Accumulated other comprehensive income
	Share capital	Share premium	Accumulated deficit	Foreign currency translation reserve	Available- for-sale reserve	Defined benefit plan reserve	Total	Non- controlling interests	Total shareholder’s equity
June 30, 2013 as previously reported	12,596,198	4,268,902	(7,270,407)	68,911	31,204	(15,143)	9,679,665	–	9,679,665
Tax related restatement adjustments	–	–	111,407	–	–	–	111,407	–	111,407
LINE Play related restatement adjustments	–	45,450	–	–	–	–	45,450	–	45,450
LINE Plus Capital Reduction related restatement adjustments	–	9,145	1,210,437	(27,565)	–	6,058	1,198,075	167,751	1,365,826

Other adjustments
Acquisition of LINE Vietnam	–	269,908	(252,373)	22,965	–	–	40,500	79,137	119,637

June 30, 2013 as restated	12,596,198	4,593,405	(6,200,936)	64,311	31,204	(9,085)	11,075,097	246,888	11,321,985

					(In thousands of yen)

	Equity attributable to the shareholder of the Company
				Accumulated other comprehensive income
	Share capital	Share premium	Accumulated deficit	Foreign currency translation reserve	Available- for-sale reserve	Defined benefit plan reserve	Total	Non- controlling interests	Total shareholder’s equity
June 30, 2014 as previously reported	12,596,198	5,957,649	(10,718,384)	241,128	65,038	9,546	8,151,175	31,424	8,182,599
Tax related restatement adjustments	–	–	42,613	–	–	–	42,613	(100,000)	(57,387)
LINE Plus Capital Reduction related restatement adjustments	–	9,145	7,215,950	(86,640)	–	(2,161)	7,136,294	117,375	7,253,669
Marketing Expenses related restatement adjustments	–	–	144,498	3,420	–	–	147,918	98,612	246,530

Other adjustments
Acquisition of LINE Vietnam	–	269,908	(412,864)	6,352	–	–	(136,604)	(81,879)	(218,483)

June 30, 2014 as restated	12,596,198	6,236,702	(3,728,187)	164,260	65,038	7,385	15,341,396	65,532	15,406,928

LINE Corporation

Notes to Interim Condensed Consolidated Financial Statements (continued)

20.	Restatement of the Interim Condensed Consolidated Financial Statements (continued)

(d)	Adjustments to Interim Condensed Consolidated Statements of Cash Flow

		(In thousands of yen)

	For the six-month period ended June 30, 2013
			Other adjustments
	As previously reported	Tax related restatement adjustments	Discontinued operation	Acquisition of LINE Vietnam	As restated
Cash flows from operating activities
Loss before tax from continuing operations	(970,713)	195,506	(535,042)	(225,928)	(1,536,177)
Profit before tax from discontinued operations	616,851	–	535,042	–	1,151,893

Loss before tax	(353,862)	195,506	–	(225,928)	(384,284)
Adjustments for:
Depreciation and amortization expenses	964,654	–	–	18,895	983,549
Finance income	(33,983)	–	–	(669)	(34,652)
Finance costs	6,520	–	–	–	6,520
Share-based compensation	373,821	–	–	–	373,821
Gain on transfer of business	(55,419)	–	–	–	(55,419)
Share of loss of associates	110,490	–	–	–	110,490
Loss on foreign currency transactions, net	2,088	–	–	–	2,088
Changes in:
Trade and other receivables	(3,383,931)	(195,506)	–	(219,541)	(3,798,978)
Trade and other payables	3,945,817	–	–	39,457	3,985,274
Accrued expenses	1,659,036	–	–	–	1,659,036
Advances received	805,011	–	–	–	805,011
Provisions	24,020	–	–	–	24,020
Post-employment benefits	503,821	–	–	–	503,821
Other current assets	(458,662)	–	–	26,558	(432,104)
Other current liabilities	1,300,838	–	–	(36,227)	1,264,611
Others	120,811	–	–	(4,359)	116,452

Cash provided by operating activities	5,531,070	–	–	(401,814)	5,129,256

Interest received	39,894	–	–	669	40,563
Interest paid	(12,729)	–	–	–	(12,729)
Income taxes paid	(38,703)	–	–	–	(38,703)

Net cash provided by operating activities	5,519,532	–	–	(401,145)	5,118,387

LINE Corporation

Notes to Interim Condensed Consolidated Financial Statements (continued)

20.	Restatement of the Interim Condensed Consolidated Financial Statements (continued)

(d)	Adjustments to Interim Condensed Consolidated Statements of Cash Flow (continued)

		(In thousands of yen)

	For the six-month period ended June 30, 2013
			Other adjustments
	As previously reported	Tax related restatement adjustments	Discontinued operation	Acquisition of LINE Vietnam	As restated
Cash flows from investing activities
Proceeds from maturities of time deposits	2,184,948	–	–	–	2,184,948
Proceeds from maturities of debt securities	300,000	–	–	–	300,000

Acquisition of property and equipment and intangible assets	(966,669)	–	–	(26,000)	(992,669)
Investments in associates	(165,585)	–	–	–	(165,585)
Proceeds from transfer of business	55,419	–	–	–	55,419
Office security deposits received under sublease agreement	393,650	–	–	–	393,650
Payments of office security deposit	(79,479)	–	–	–	(79,479)
Guarantee deposits for the Japanese Payment Services Act	(486,400)	–	–	–	(486,400)
Refund of office securities deposits	1,899	–	–	–	1,899
Acquisition of a subsidiary, net of cash acquired	(68,157)	–	–	–	(68,157)
Others	182,143	–	–	–	182,143

Net cash provided by investing activities	1,351,769	–	–	(26,000)	1,325,769
Cash flows from financing activities
Proceeds from short-term borrowings, net	3,050,596	–	–	275,661	3,326,257
Repayment of long-term borrowings	(2,679,704)	–	–	–	(2,679,704)
Capital contribution from parent	1,365,827	–	–	(1)	1,365,826
Cash outflow from business divestiture	(7,800,358)	–	–	–	(7,800,358)
Others	(338)	–	–	1	(337)

Net cash used in financing activities	(6,063,977)	–	–	275,661	(5,788,316)

Net increase in cash and cash equivalents	807,324	–	–	(151,484)	655,840

Cash and cash equivalents at the beginning of the year	6,983,764	–	–	168,782	7,152,546

Effect of exchange rate fluctuations on cash and cash equivalents	90,235	–	–	17,070	107,305

Cash and cash equivalents at the end of the year	7,881,323	–	–	34,368	7,915,691

LINE Corporation

Notes to Interim Condensed Consolidated Financial Statements (continued)

20.	Restatement of the Interim Condensed Consolidated Financial Statements (continued)

(d)	Adjustments to Interim Condensed Consolidated Statements of Cash Flow (continued)

		(In thousands of yen)

	For the six-month period ended June 30, 2014
				Other adjustments
	As previously reported	Tax related restatement adjustments	Marketing Expenses related restatement adjustments	Discontinued operation	Acquisition of LINE Vietnam	As restated
Cash flows from operating activities
Profit before tax from continuing operations	4,210,878	(9,230)	240,830	(376,891)	(89,999)	3,975,588
Profit before tax from discontinued operations	–	–	–	376,891	–	376,891

Loss before tax	4,210,878	(9,230)	240,830	–	(89,999)	4,352,479
Adjustments for:
Depreciation and amortization expenses	1,357,821	–	–	–	212	1,358,033
Finance income	(27,812)	–	–	–	9,697	(18,115)
Finance costs	51,193	9,230	–	–	2,589	63,012
Share-based compensation	1,258,130	–	–	–	–	1,258,130
Share of loss of associates	40,915	–	–	–	–	40,915
Loss on foreign currency transactions, net	8,754	–	–	–	–	8,754
Changes in:
Trade and other receivables	(7,865,257)	–	–	–	61,195	(7,804,062)
Trade and other payables	7,445,095	–	(264,913)	–	(71,494)	7,108,688
Accrued expenses	74,495	–	–	–	–	74,495
Advances received	2,647,649	–	–	–	–	2,647,649
Provisions	18,721	–	–	–	–	18,721
Post-employment benefits	316,451	–	–	–	–	316,451
Other current assets	(832,147)	–	24,083	–	43,130	(764,934)
Other current liabilities	279,989	–	–	–	(841)	279,148
Others	107,363	–	–	–	25,837	133,200

Cash provided by operating activities	9,092,238	–	–	–	(19,674)	9,072,564

Interest received	18,315	–	–	–	(9,696)	8,619
Interest paid	(50,904)	–	–	–	(2,589)	(53,493)
Income taxes paid	(3,571,013)	–	–	–	–	(3,571,013)

Net cash provided by operating activities	5,488,636	–	–	–	(31,959)	5,456,677

Cash flows from investing activities
Purchase of private equity investments	(23,658)	–	–	–	–	(23,658)
Acquisition of property and equipment and intangible assets	(2,000,662)	–	–	–	–	(2,000,662)

Investments in associates	(124,328)	–	–	–	–	(124,328)
Payments of office security deposit	(392,582)	–	–	–	–	(392,582)
Refund of office securities deposits	185,246	–	–	–	–	185,246
Increase in loan receivables	(339,361)	–	–	–	315,093	(24,268)
Others	(118,635)	–	–	–	25,408	(93,227)

Net cash used in investing activities	(2,813,980)	–	–	–	340,501	(2,473,479)

LINE Corporation

Notes to Interim Condensed Consolidated Financial Statements (continued)

20.	Restatement of the Interim Condensed Consolidated Financial Statements (continued)

(d)	Adjustments to Interim Condensed Consolidated Statements of Cash Flow (continued)

		(In thousands of yen)

	For the six-month period ended June 30, 2014
				Other adjustments
	As previously reported	Tax related restatement adjustments	Marketing Expenses related restatement adjustments	Discontinued operation	Acquisition of LINE Vietnam	As restated
Cash flows from financing activities
Proceeds from short-term borrowings, net	(684,743)	–	–	–	(290,640)	(975,383)
Redemption of bonds	(247,500)	–	–	–	–	(247,500)
Repayment of secured borrowing	(238,248)	–	–	–	–	(238,248)
Others	31,076	–	–	–	1	31,077

Net cash used in financing activities	(1,139,415)	–	–	–	(290,639)	(1,430,054)

Net increase in cash and cash equivalents	1,535,241	–	–	–	17,903	1,553,144

Cash and cash equivalents at the beginning of the year	13,344,910	–	–	–	17,174	13,362,084

Effect of exchange rate fluctuations on cash and cash equivalents	(45,213)	–	–	–	(1,160)	(46,373)

Cash and cash equivalents at the end of the year	14,834,938	–	–	–	33,917	14,868,855

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Article 330 of the Companies Act makes the provisions of Part III, Chapter 2, Section 10 of the Civil Code of Japan applicable to the relationship between us and our directors and corporate auditors. Section 10 of the Civil Code, among other things, provides in effect that:

(1)	Any director or corporate auditor of a company may demand advance payment of expenses which are considered necessary for the management of the affairs of such company entrusted to him;
(2)	If a director or a corporate auditor of a company has defrayed any expenses which are considered necessary for the management of the affairs of such company entrusted to him, he may demand reimbursement therefor and interest thereon after the date of payment from such company;
(3)	If a director or a corporate auditor has assumed an obligation necessary for the management of the affairs of a company entrusted to him, he may require such company to perform it in his place or, if it is not due, to furnish adequate security; and
(4)	If a director or a corporate auditor, without any fault on his part, sustains damage through the management of the affairs of a company entrusted to him, he may demand compensation therefor from such company.

Pursuant to Article 427, paragraph 1 of the Companies Act and our articles of incorporation, we plan to enter into an agreement with each of our outside directors and corporate auditors providing that such director’s liability for damages to us shall be limited to the higher of either ¥10 million or the amounts prescribed by applicable laws and regulations, provided that such director has acted in good faith and without gross negligence.

Further, pursuant to Article 426, paragraph 1 of the Companies Act and our articles of incorporation, we may, by resolution of the board of directors, release any of our directors or executive officers from liability for damages to us, provided that such director or executive officer has acted in good faith and without gross negligence to the extent permitted by applicable laws and regulations.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.	RECENT SALES OF UNREGISTERED SECURITIES

During the past three years, we have issued the following securities (including options to acquire shares of our common stock). We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions.

On May 25, 2012, we issued 43,684,500 shares of our common stock to NAVER Corporation for ¥15,000 million. On December 17, 2012, we issued options to acquire an aggregate of 14,000,000 shares of our common stock, at an exercise price of ¥344 per share, to certain of our directors. On December 16, 2013, we issued options to acquire an aggregate of 3,430,500 shares of our common stock, at an exercise price of ¥344 per share, to certain of our directors and employees and those of our subsidiaries. On February 7, 2014, we issued options to acquire an aggregate of 1,825,000 shares of our common stock, at an exercise price of

¥1,320 per share, to certain of our employees, directors and employees of our subsidiaries and certain third parties. On August 8, 2014, we issued options to acquire an aggregate of 752,500 shares of our common stock, at an exercise price of ¥1,320 per share, to certain of our employees and employees of our subsidiaries. On October 31, 2014, we issued options to acquire an aggregate of 352,500 shares of our common stock, at an exercise price of ¥1,320 per share, to certain of our employees and employees of our subsidiaries. All numbers of shares to be issued upon exercise of options granted and exercise price per share set forth above retrospectively reflect the 500-for-1 stock split which became effective on July 28, 2014. On August 30, 2013, we issued to Sumitomo Mitsui Banking Corporation, as initial purchaser, unsecured floating rate notes with an aggregate principal amount of ¥1,500 million including the aggregate purchase discounts and commission of ¥3.75 million. We believe that the issuances of these securities were exempt from registration under the Securities Act because they were made pursuant to exemptions from registration provided by Section 4(2) of the Securities Act or Rule 701 or Regulation S promulgated thereunder.

ITEM 8.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)	Exhibits

Number	Description

1.1*	Form of Underwriting Agreement.

3.1*	Articles of Incorporation of the Registrant (English translation).

4.1*	Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts (including Form of American Depositary Receipt).

5.1*	Opinion of Nishimura & Asahi.

8.1*	Opinion of Nishimura & Asahi regarding certain Japanese tax matters (included in Exhibit 5.1).

10.1*	Form of Employee Agreement between the Registrant and its non-director executive officers (English translation).

10.2*	Form of Employee Stock Option Agreement (English translation).

10.3*	Lease, dated March 9, 2011, between the Registrant and The Tokyu Corporation (English translation).

10.4*	Information Technology Service Agreement, dated April 1, 2013, between Registrant and NAVER Business Platform Corporation

21.1*	List of Subsidiaries of the Registrant

23.1*	Consent of Nishimura & Asahi (included in Exhibit 5.1)

23.2*	Consent of Deloitte Touche Tohmatsu LLP

24.1	Power of Attorney (included on signature page)

*	To be filed by amendment.

(b)	Financial Statement Schedules

Schedules have been omitted because the information to be set forth therein is not applicable or is shown in the Financial Statements or the Notes thereto.

ITEM 9.	UNDERTAKINGS

(a)        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)         The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Tokyo, Japan, on             , 2015.

LINE Corporation

By:
Name:
Title:

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, each person whose signature appears below hereby constitutes and appoints                                                               and                                                               as his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments or documents which said attorneys-in-fact and agents may deem necessary or desirable to enable the registrant to comply with the U.S. Securities Act of 1933, as amended (the “Securities Act”), and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of shares of common stock of the registrant and American Depositary Shares representing such shares of common stock (together, the “Shares”), including, without limitation, the power and authority to sign the registration statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Name: Hae Jin Lee	Chairman of the Board	, 2015

Name: Akira Morikawa	Representative Director, President and Chief Executive Officer (principal executive officer)	, 2015

Name: In Joon Hwang	Director and principal financial officer	, 2015

Name: Kokan Ki	Head of accounting (principal accounting officer)	, 2015

Name: Takeshi Idezawa	Representative Director	, 2015

Name: Joongho Shin	Director	, 2015

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of LINE Corporation has signed this registration statement or amendment thereto in the city of Los Angeles, State of California, on                                     , 2015.

LINE Euro-Americas Corporation

By:
Name: Jeanie Han
Title: Chief Executive Officer